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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Keppel Corp

*CURRENT ADDRESS

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**FORMER NAME

APR 23 2007

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 02564

FISCAL YEAR 12/31/06

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DAT : 4/19/07

Report to Shareholders 2006

beyond...

Corporation Limited Report to Shareholders 2006

We leverage our core competencies, form value-enhancing partnerships, develop intellectual capital, nurture our global workforce and enhance execution excellence to realise the maximum potential of our key businesses.

numbers.

More than delivering strong financial numbers, we are strengthening the sustainable growth platforms of our key businesses to further increase shareholder value.

In 2006, we achieved new highs in our performance indicators as we continued to increase shareholder value.

	2006	2005	% change
For the year ($ million)			
Revenue	**7,601**	5,688	+34
Profit*			
EBITDA	**931**	599	+55
Operating	**804**	467	+72
Before tax	**1,139**	826	+38
Attributable	**751**	564	+33
Operating cashflow	**1,854**	1,559	+19
Free cashflow	**1,480**	694	+113
Economic Value Added (EVA)	**423**	199	+113
Per share			
Earnings* (cents)			
Before tax	**123.1**	87.8	+40
Attributable	**95.4**	72.1	+32
Net assets ($)	**5.34**	4.65	+15
Net tangible assets ($)	**5.17**	4.47	+16
At year-end ($ million)			
Shareholders' funds	**4,205**	3,646	+15
Minority interests	**1,393**	1,289	+8
Capital employed	**5,598**	4,935	+13
Net borrowings	**1,339**	2,320	- 42
Net gearing (times)	**0.24**	0.47	- 49
Return on shareholders' funds (%)			
Profit before tax*	**24.7**	20.0	+24
Attributable profit*	**19.1**	16.4	+16
Shareholders' value			
Distribution (cents per share)			
Interim dividend (gross)	**12.0**	10.0	+20
Final dividend (gross)	**16.0**	13.0	+23
Capital distribution (net)	**28.0**	23.0	+22
Total distribution	**56.0**	46.0	+22
Share price ($)	**17.60**	11.00	+60
Total Shareholder Return (%)	**65.3**	32.5	+101

*Before exceptional items

Earnings per share
cents
2005 72.1
2006 95.4

Return on equity
%
2005 16.4
2006 19.1

Distribution per share
cents
2005 46.0
2006 56.0

Total Shareholder Return
%
2005 32.5
2006 65.3

	2006 1Q	2006 2Q	2006 3Q	2006 4Q	2006 Total	2005 1Q	2005 2Q	2005 3Q	2005 4Q	2005 Total
Group quarterly results ($ million)										
Revenue	**1,544**	**1,646**	**1,969**	**2,442**	**7,601**	1,133	1,162	1,637	1,756	5,688
EBITDA	**207**	**217**	**249**	**258**	**931**	159	153	147	140	599
Operating profit	**176**	**185**	**218**	**225**	**804**	128	127	120	92	467
Profit before tax	**255**	**332**	**277**	**275**	**1,139**	204	201	200	221	826
Attributable profit	**170**	**196**	**201**	**184**	**751**	144	133	141	146	564
Earnings per share (cents)	**21.6**	**24.9**	**25.6**	**23.3**	**95.4**	18.4	17.1	17.9	18.7	72.1

Chairman's statement
We shall continue with our strategic initiatives to sustain the Group's earnings growth. Our relatively strong balance sheet will enable us to further broaden our earnings base going forward.



Dear Shareholders,
2006 marked another outstanding year for the Keppel Group. We achieved a new record Profit after Tax and Minority Interests (PATMI) of $751 million, an increase of 33% over 2005. Earnings per share (EPS) grew by 32% to 95.4 cents which is also the highest ever achieved. This brings the compounded annual growth rate of our EPS to 22.3% over the past six years. Our businesses generated strong free cashflows of $1.5 billion in 2006. This halved the Group's gearing to 0.24x. At the same time, both our Return on Equity (ROE) and Economic Value Added (EVA) increased significantly. ROE rose to 19.1% from 16.4% in 2005, whilst EVA more than doubled to $423 million.

The Board has recommended a final cash dividend of 16 cents per share and a capital distribution of 28 cents per share, bringing the total distribution to shareholders for 2006 to 56 cents per share. The final dividend, subject to shareholders' approval at the Annual General Meeting scheduled on 27 April 2007, is proposed to be paid on 15 May 2007. The payout represents 53% of PATMI for 2006. Over the period from 2000 to 2006, we have distributed over $2 billion to our shareholders amounting to 66% of PATMI earned during the period. The Total Shareholder Return (TSR) last year was 65%. The Board has also proposed a sub-division of each share into two shares, subject to approval by shareholders and the Singapore Exchange.

I am pleased to report that during the year we have further strengthened the growth platforms in our various businesses, and have already seen some encouraging initial payoffs from our Property and Infrastructure businesses. Against the backdrop of this sterling performance, we shall continue with our strategic initiatives to sustain the Group's earnings growth. Our relatively strong balance sheet will enable us to further broaden our earnings base going forward.

Offshore & Marine
Keppel O&M's outstanding performance
Keppel Offshore & Marine (Keppel O&M) had another good year in 2006. It secured record orders of $7.3 billion compared to $6.5 billion the previous year. This, supplemented by variation orders, led to its net orderbook growing by a creditable 46% to $10.5 billion as at end-2006. Earnings visibility has been further extended with deliveries stretching into 2010. It secured 36% of the 28 new jackup orders, confirming its market leadership in jackup drilling rigs. Last year, the market also placed orders for 18 new semisubmersibles, an increase of 50% over 2005. Keppel O&M's strategy of capacity allocation during the year to capitalise on the anticipated strong demand for deepwater semisubmersibles yielded good results. It successfully captured some 28% share of the global semisubmersible market, winning all the semisubmersible orders placed by US drillers.

Overall, the orders we received underscored our extensive reach and long-standing relationship with many of our customers. In 2006, US drillers formed one-third of the number of rig orders we clinched but European customers have become an increasingly important part of our customer base whilst India is a fast growing market for us. Last year, we won four jackup orders from the Indian market. This formed two-thirds of that market. We were also awarded contracts by our Russian customers to build a specialised Ice-Class FSO and Ice-Class AHTS, and two icebreaker vessels.

Amidst a global phenomenon of tight shipyard capacity and labour resources as well as drilling equipment, delays and cost overruns are a very real execution risk. At Keppel O&M, our operational excellence during the year was underpinned by the delivery of 26 newbuilds and conversions, all delivered to our customers on time or ahead of time and within budget and in accordance with specifications to meet our customers' needs. In addition to our strong project management skills honed through decades of experience as a rigbuilder, owning our proprietary designs provides us flexibility and control during construction and commissioning. Indeed, six of the ten jackups that were delivered worldwide were based on the KFELS B Class and Super B Class designs.

We also continued to scale up the capabilities of our global network of yard facilities. Following the upgrading of our yards in the Philippines in 2005 to take on offshore and more complex jobs, our Batangas yard has, in December 2006, successfully delivered its first offshore project – construction of the lower pontoon of a semisubmersible for ENSCO – with more underway. Similarly, our Kazakhstan facility built

We have made good progress in driving our growth initiatives across the spectrum of our businesses. The Group's earnings will steadily become more broad-based over the next few years, with growing contributions from the Property and Infrastructure divisions as we extend our overseas reach and strengthen our competitiveness.



EPS
cents
2002 46.3
2003 51.0
2004 59.9
2005 72.1
2006 95.4
EVA
$ million
(295) 2002
(125) 2003
2004 35
2005 199
2006 423

and delivered its first offshore vessel. Keppel Verolme in the Netherlands, jointly with sister yards, Keppel FELS and Keppel Shipyard, is also upgrading another semisubmersible for US$177 million.

We also continue to identify strategic acquisitions to add to our global network of 17 yard facilities. During the year, an MOU was signed with Qatar Gas Transport Company to develop and operate a new shipyard in Ras Laffan, Qatar. This will provide us with a strategic foothold in the Middle East market and deepen the existing relationship which Keppel Shipyard has with the Qatar Gas companies. Meanwhile, our new Nantong shipyard in China, which commenced operation in early 2006, has 13 vessels under construction, of which most are offshore support vessels. Last year, apart from leasing a site near our Shipyard Road facility in Singapore, we also set up a joint venture fabrication facility in Bintan to support our offshore work.

Our relentless focus on innovation has spurred us to look beyond traditional boundaries and markets. Exploration & Production (E&P) activities are evolving towards more challenging frontiers. On this, I am pleased that our R&D efforts have achieved some early success. Since its launch late last year, we have received two orders for the new KFELS N Class jackup. Worth US$371 million and US$392 million each, they are the largest jackup rigs to be built in Singapore and among the world's largest jackups to be constructed for the North Sea. Designed to operate in harsh environments, they are also capable of undertaking drilling and production concurrently in marginal fields. The KFELS N Class followed the success of our KFELS Super B Class jackup, which caters to the demands of drilling in deeper depths at high temperature and pressure. We also introduced our new Ice-Class FSO and ice-breaking vessels. Designed to meet operating demands in harsh environments such as the Caspian Sea and Arctic Circle, our ice-breaking vessels are 'firsts' for an Asian yard. Another notable achievement is our €140 million contract to build a floating heavy lifter, an innovative first-in-the-world lifter providing a robust, safe and cost-efficient solution to decommission offshore structures. This marks our entry into the decommissioning market in maturing fields such as those in the North Sea.

As the largest LNG shiprepair yard in Asia outside Japan, we are poised to tap the sharp growth in the LNG carrier fleet. Apart from undertaking the first-of-its-kind conversion of a LNG carrier into a floating LNG storage and re-gasification unit, we have also clinched a service agreement for dry docking and retrofitting of LNG carriers chartered by Qatar Liquefied Gas Company. The proposed development of an LNG import terminal in Singapore by 2012 should potentially present more opportunities for our shipyards.

As exploration progresses into production and development, increased demand for production facilities is expected. Through FloaTEC, our joint venture with J Ray McDermott, with its offering of a suite of production semisubmersibles, spars and tension leg platforms, and our floating production and storage solutions, we are well placed to capitalise on this favourable trend.

Oil & Gas

Making steady progress upstream

Our 45%-owned associate, Singapore Petroleum Company (SPC) has had an active year in growing their upstream business. It made further investments in upstream assets as well as commenced several drillings and appraisals of those prospects acquired previously.

During the year, SPC acquired a 45% participating interest in an exploration prospect in the Song Hong Basin, offshore Vietnam, and expanded its interest to 33% in another exploration prospect in offshore Cambodia. Recently, it acquired a 35% interest in an exploration prospect in the Australian Bass Basin, its first such venture in offshore Australia and a strategic move outside of its existing Southeast Asian footprint.

As a result of these efforts over the last two years, SPC now owns a portfolio of six exploration and development prospects in Indonesia, Vietnam, Cambodia and Australia. Currently, the Kakap field in Indonesia is the only acreage in SPC's portfolio that is in the production phase, but this is expected to be followed by the Oyong field coming into production this year. SPC has also acquired a 4.7% stake in Tap Oil, an E&P company, who is also our joint venture partner in the Bass Basin prospect. Tap Oil has interests in E&P assets in offshore Western Australia and New Zealand, and a permit interest in the Philippines.

From solely an investor in oil & gas fields already in production, SPC has steadily expanded its involvement in the E&P value chain to acquire acreages and participate in exploration and development.

Against the backdrop of healthy global economic growth and tight refining capacity, refining margins in Asia should remain reasonably robust, although from time to time, the refining industry can be characteristically volatile. Additional refining capacities would be entering the market, particularly from 2008 onwards and we will continue to monitor this and execute our marketing strategies appropriately. On the other hand, the sharp rise in construction costs of refineries has prompted some greenfield refinery projects to be reviewed. SPC will continue to scale up its upstream investments. This is one of the key thrusts supporting SPC's sustainable growth platforms.

Property

Balanced growth on multiple fronts

The results of our efforts in the past five years to broaden our property footprint in the emerging regional markets are encouraging. Keppel Land's regional operations in China, India, Vietnam and Indonesia contributed 64% of its earnings in 2006. To further extend our reach into second-tier cities in niche segments, Keppel Land has increased its stake in Evergro Properties which is now a 71%-owned subsidiary with projects in Tianjin, Jiangyin and Changzhou.

Looking ahead, we can expect Keppel Land's overseas and Singapore engines to be firing strongly. With the robust office and high-end residential sectors, the Singapore market should become a strong contributor to Keppel Land's growth over the next few years.

In Singapore, we sold over 1,200 homes, more than double that achieved in 2005. Our thrust into the luxury high-end market in Singapore proved immensely successful. *Marina Bay Residences*, a waterfront lifestyle icon in the heart of the new financial precinct, achieved a record price of $3,450 psf for a penthouse unit and an average price of about $1,950 psf.

I have earmarked R&D and Corporate Social Responsibility as our focus areas this year. These will follow on our 2006 focus initiative of developing our human capital at all levels across the Group to support our business plans.

We shall continue to establish our mark in the waterfront residential market in Singapore, and aim to replicate our *Marina Bay Residences'* success with *Reflections at Keppel Bay*, a premier waterfront lifestyle development designed by acclaimed architect Daniel Libeskind. To be launched in the near future, it will comprise 1,129 units of luxurious homes in a stunning waterfront setting, complemented with a world-class marina. *Reflections at Keppel Bay* further manifests our thrust into the high-end residential market, providing potentially attractive earnings for the Group over the next few years.

As the leading prime office player in Singapore, Keppel Land is poised to benefit from the strong demand for office space in the CBD. There is no significant new office supply until our *Marina Bay Financial Centre (MBFC)* Phase 1 comes on stream in 2010. Furthermore, some 1.3 million sf of existing office stock is expected to be taken out for redevelopment and conversion. Prime rents which averaged about $8 psf in 2006 are still a third below that reached in 1990 and lower than those in other key Asian cities such as Hong Kong. This strong outlook has prompted the Keppel Land consortium to recently exercise its option to acquire an adjacent land which will form the second phase of *MBFC*. In its recent Budget 2007, the government's prognosis of Singapore's economy is upbeat. It projects GDP to grow by 4.5% – 6.5% in 2007, with prospects in the next five to 10 years looking bright, barring external shocks. Underpinning this optimism is Singapore's strength to capitalise on globalisation. The ongoing transformation to remake Singapore into a world-class city to attract global companies and draw international talents is already bearing fruit and augurs well for both the office and residential markets.

One Raffles Quay is fully leased to blue-chip names in the financial sector. The upcoming *MBFC* is set to become the most sought-after office address in Singapore. Offering 1.6 million sf of quality office space, large column-free floor plates and world-class amenities, *MBFC* will reinforce Singapore's standing as an international financial centre in Asia.

Keppel Land continued to make steady progress in growing fee-based income. K-REIT Asia was listed in April last year. With an initial portfolio of four buildings which are 100% occupied, K-REIT Asia has yielded total returns to shareholders of 71% as at end-2006. K-REIT Asia targets to triple its assets under management to about $2 billion in the next few years. During the year, Keppel Land raised its stake in *Equity Plaza* from about 35% to 65%, with the intent of value optimisation. Plans are also underway to extract value by redeveloping *Ocean Building* into a top-notch prime office building.

Keppel Land's real estate fund management arm, Alpha Investment Partners, also had a fruitful year, growing its assets under management from $980 million at end-2005 to $2 billion. On a leveraged and fully invested basis, assets under management will amount to more than $4 billion. Its final closing for its Alpha Core Plus Real Estate Fund raised $720 million, far exceeding expectations. All funds under Alpha's management have continued to exceed the returns expected by investors.

Regionally, China, India, Vietnam, Indonesia continue to provide substantial growth opportunities in the residential market. We have successfully rolled out several product lines, from townships to high-end apartments, villas and lifestyle homes. These have been well-received by the respective local communities. Our township platform catering to the middle income market will continue to benefit from the rising home ownership trends and growing demand in Asia. Our first township project in Chengdu, China, has almost fully sold its over 2,100 units launched in the initial phases. Going forward, we have 21,000 township units in Vietnam, Indonesia and China to be launched. We will also seek to leverage on our array of core competencies to develop new growth initiatives, extend our overseas reach and strengthen our competitiveness.

Infrastructure

Taking off

Our Infrastructure division is on a strong footing for growth. Several important targets set in place over the last few years have been reached and will provide impetus for meaningful earnings growth in the years ahead.

Our 500 MW cogen plant on Jurong Island in Singapore as well as the Ulu Pandan NEWater Plant will soon commence operation. Our 150 MW power barges in Ecuador have commenced operation last December under a 15-year concession contract.

We are also building Singapore's newest waste-to-energy (WTE) incineration plant which is scheduled to be completed in 2009 under a 25-year Design-Build-Own-Operate contract. When completed, the plant will be able to treat 800 tonnes of solid waste a day to generate more than 20 MW of green energy.

The highlight in 2006 for our Infrastructure division was the award of a $1.7 billion contract to design, build and operate an integrated solid waste management centre for the government of Qatar. This is a landmark project for Qatar, being the first such environmental engineering plant in the Middle East. It is also the largest environmental engineering undertaking won by a Singapore company in the international market.

We pitted against some of the largest international names in the industry for this significant and high-profile project. It is testimony to Keppel Seghers' waste-to-energy technology and innovation in offering a compliant, cost-competitive and superior plant. It is yet another demonstration of how we, as a Group, harnessed our resources and networks to create synergies and value. Adding to this is our winning partnership with the National Environment Agency, which has a strong solid waste management track record in Singapore.

I am pleased that the strategic and tactical pieces that we set out to put together in our environmental business are coming into place. Our strategic move to make environmental engineering one of our key businesses started with the acquisition of Seghers Better Technology in November 2002. Seghers was then a company under receivership and after being acquired, it was necessary for us to first put the house in order. We re-focused and streamlined its activities into two core areas of focus, namely, WTE and water treatment. These restructuring costs, whilst necessary, caused a drag to KIE's earnings in 2004. We then set out to establish our track record in Singapore by securing the NEWater (2004) and fifth incineration (2005) plants. KIE has since returned to profitability in 2005.

These projects, together with Seghers' 30 years of experience in this business, provided the platform to spearhead our overseas thrust. Seghers' established track record particularly in Europe complements Keppel's intimate understanding of the ASEAN region, China and India.

It is our aim to build upon this momentum. We are pursuing various WTE and water projects in Europe, Middle East and Asia. The strong baseload from the Qatar contract will place KIE in an even stronger position to invest in resources, both capital and technologies.

KIE's growth thrust premises on a multi-pronged and well-balanced business model. One aspect of its business involves developing and selling technology packages to customers. Another facet involves designing and building water and waste treatment plants, such as the Qatar project. These asset-light approaches complement the third component which is in Design, Build, Own & Operate (DBOO) projects such as the NEWater and the fifth incineration plants in Singapore.

The market landscape for environmental solutions is favourable, with ample opportunities to further expand our business. The lack of space in rapidly urbanising regions, and contamination by landfills to soil and groundwater are driving demand for WTE plants. Indeed, WTE is becoming a more environmentally friendly and cost-effective option for countries facing land constraints and adverse landfill environmental impact. Even in the developed world, governments are imposing more stringent waste disposal regulations, in part to respond to emission reduction requirements under the Kyoto Protocol. In Europe, about 45% of municipal solid waste is treated through landfilling. At the same time, in the medium to longer term, there is a potential replacement cycle for WTE plants that were built in the early 1980s. Today's high energy cost environment further enhances project economics for new WTE plants because of their green energy production.

Broader-based earnings ahead

In summary, I am pleased to report that we have made good progress in driving our growth initiatives across the spectrum of our businesses. The Group's earnings will steadily become more broad-based over the next few years, with growing contributions from the Property and Infrastructure divisions as we extend our overseas reach and strengthen our competitiveness. I am optimistic that we can leverage our core competencies to further enhance our growth prospects in each of our key businesses. At the operational level, we will continue to focus on execution excellence to crystallise our strong order books into solid earnings growth ahead.

In addition, I have earmarked R&D and Corporate Social Responsibility as our focus areas this year. These will follow on our 2006 focus initiative of developing our human capital at all levels across the Group to support our business plans. The *Grow Beyond* media campaign was successfully rolled out to communicate our brand to the public and support our talent recruitment drive. Earlier this year, we sponsored the highly popular TV Mandarin serial *The Peak*, which was filmed at some of our shipyards, raising public awareness of the talent needs of the offshore and marine industry.

R&D

We are increasing resources in R&D which will be spearheaded by Keppel O&M and KIE. In line with this thrust, parallel R&D developments will be given more emphasis with the inauguration of technology centres in Keppel O&M and KIE in 2007. Through these technology centres, we will step up the growth of our in-house competencies to conduct application R&D, product and process development and technology foresight. These will further augment and complement our business units' existing collaborations with research institutions, both locally and abroad.

Meanwhile, the Keppel Technology Advisory Panel set up in 2004, and comprising eminent scientists, distinguished industrialists and successful practitioners, serves to guide management on macro industrial and technology trends.

Corporate Social Responsibility

At Keppel, we believe that Corporate Social Responsibility should form part and parcel of our business strategy to generate a sustainable earnings growth. Our past contributions have taken many forms, through volunteerism and charity, contributing to education, the arts and sports, or towards business community development. It is my aim to bring what we have been doing so far another step forward. This requires a conscious commitment in all we do to contribute to the economic development, social well-being as well as the environment of the countries where we operate in. Adopting best employment practices and providing a conducive and safe workplace for our staff and family are only some facets. Inculcating a Corporate Social Responsibility culture in all our management and staff across the globe has to be a steady and life-long process. Our success ultimately depends on the collective will of over 29,000 Keppelites across 33 countries, united under a common dynamic vision to *Grow Beyond*. It is thus pertinent we do so in a systematic, holistic and practical manner. Over the course of the year, we shall roll out some initiatives towards achieving these ends.

Cultivating a 'Green' culture

KIE will spearhead the Group's thrust in contributing to a sustainable and healthy environment and in cultivating a 'Green' culture within the group. Keppel Seghers will work towards ISO14000 environment management systems and standards certification, with its suppliers and subcontractors encouraged to meet higher environmental standards. Initial steps to enhance resource efficiency in our products, facilities, services and operations will be carried out through energy audits of group facilities and property designs to meet BCA Green Mark award standards. Technologies will be applied towards energy and resource efficient products to minimise effluent discharge such as Keppel Seghers' flue gas treatment and wastewater treatment systems. Environmentally sustainable infrastructure projects such as waste-to-resource conversion, recycling and natural resource conservation are useful platforms to build upon. In addition, suitable opportunities for green technology investment and partnerships will be explored.

Reinforcing safety

'Safety First', whilst seemingly a common cliché, is a fundamental business practice that we take seriously. Even as we pride ourselves on good safety records and practices, with Keppel O&M for example achieving an Accident Frequency Rate of 1.2, compared to previous year's 1.73, safety is one of the priorities the Group will champion further in the years ahead. Embracing safety is a win-win for all. Achieving a strong safety record is a paramount social responsibility to all our stakeholders, which in turn also yields positive commercial benefits.

In January 2006, I invited Mr Yeo Wee Kiong, an independent director, to chair the Group's Board Safety Committee to review and oversee the effectiveness of the Group companies' safety management system. Comprising three independent directors and I, the Committee also creates a forum for discussion on developments and best practices in safety standards, and assists in enhancing safety awareness and culture within the Group. A year on, the boards and managements of all our business units have become increasingly involved in strengthening the safety practices in all our companies. Plans are underway to roll out similar initiatives to all our overseas operations. It is our goal to move from a safety-compliant mindset to one where a safety culture becomes a natural seamless part of our day-to-day activity. Ultimately, we aim to create a safety culture that drives each employee's thoughts and actions in their personal and professional lives.

It remains for me, on behalf of Management, to take the opportunity to thank the Board for its counsel and guidance and all Keppelites for their keen commitment and relentless drive towards achieving excellence in whatever we do. I am confident that once again we shall succeed in our collective effort to create more value for all our stakeholders as we embark on this next phase of our growth and development.

Last but not least, I would also like to thank our customers, business partners and shareholders for your confidence in us. With your continued support, we shall be inspired to do even better in the years ahead.

Yours sincerely,

LIM CHEE ONN
Executive Chairman

13 March 2007

Keppel Corporation has the depth and breadth to grow beyond.

Our core competencies supported by our financial strength and firm foundation built through the years drive our growth. Our sound financial discipline and corporate agility in a changing environment are reflected in our strategic planning and business decisions. In building upon our growth momentum, the application of our technology innovation, together with the well-orchestrated and safe execution of our projects, has strengthened our lead. As we further enhance shareholder value, we will continue to focus on business excellence which has earned us the recognition of being a valued business partner, solutions provider and employer of choice.

Depth and breadth ...



in financial performance enables Keppel to deliver greater shareholder value



in portfolio of leadership businesses underpins Keppel's ability to maximise potential



in execution allows Keppel to achieve business excellence

in reputation distinguishes Keppel as a partner, provider and employer of choice

reaching higher

Depth and breadth in financial performance enables Keppel to **reach higher in terms of profits and shareholder value.** In 2006, pre-tax profit crossed the $1 billion mark for the first time, while Total Shareholder Return of 65% again surpassed that of the Straits Times Index.



reaching higher

The sterling performance of our multi-business growth platforms will enable us to further broaden our earnings base going forward.



We are building businesses in the Keppel Group to sustain earnings growth. With our multi-business strategy, Group earnings will become more broad-based with contributions coming from all divisions.

Multi-business strategy supports broad-based earnings

2006 was another record-setting year for Keppel. Profit after Tax and Minority Interests (PATMI) reached a historical high, with pre-tax profit crossing the $1 billion mark for the first time in the Group's history, on the back of $7.6 billion in revenue. These results show that our consistent multi-business strategy has worked well.

Keppel Corporation was named one of the five "superstars" in the conglomerate category in the Forbes' Global 2000 report dated 29 March 2007. The ranking takes into account the company's long-term growth and quality of corporate governance. The report is a ranking of the world's biggest public companies.

Looking ahead, Group earnings are expected to become even more broad-based in the next few years, with increasing contributions from the Property and Infrastructure divisions. Consequently, overall earnings are likely to be less susceptible to fluctuations in the business cycles of our key divisions.

Robust earnings generate attractive returns

Keppel's spectacular earnings have consistently led to generous dividend payouts over the years. In addition to improving share price, such high dividends have resulted in Total Shareholder Return (TSR) of slightly above 65% last year, significantly outperforming the 32% yielded by the benchmark Straits Times Index. Our five-year TSR averaged 51% per annum, strongly surpassing the Index's 18% during the same period.

Strong balance sheet powers new growth initiatives

We have a strong balance sheet that gives us the financial ability and dexterity to further strengthen the growth platforms of our key businesses.

We also have an efficient capital structure, with healthy free cashflow and low net gearing. In 2006, our free cashflow amounted to $1.5 billion, due mainly to strong operating cashflow from the Offshore & Marine business, while net gearing at 0.24x was down from 0.47x the year before.

Disciplined financial management drives prudent investments

Keppel continues to place great importance on financial discipline. For example, the Group applies stringent investment criteria, with all project investments having to meet a hurdle rate of at least 12% and to be EVA-positive.

Such stringent financial management, together with the relentless building of our financial strength, allows us to make timely and prudent investments.





Our robust financial strength is our competitive advantage. In addition to record earnings in 2006, our sound financial discipline has enabled us to generate greater returns to our shareholders through dividends. The market also recognised our efforts, according us with an improvement in share price in 2006.





A major factor contributing to our success is strong leadership. Our management team possesses integrity, bold vision and a firm grasp of industry fundamentals. Their in-depth knowledge of the industries in which our businesses operate and the environment at large, gives them the insight to lead wisely and set clear strategic directions for the Group.

forging ahead

Depth and breadth in portfolio of leadership businesses allows us to maximise potential and forge further ahead. Already a world leader in rigbuilding, we are aggressively fortifying our core competencies and intensifying our development of new growth platforms in our key businesses.





We have made good progress in driving growth initiatives across the spectrum of our businesses and will leverage our core competencies to further enhance growth prospects in each key business.



In 2006, we clinched 36% and 28% respectively of the jackup and semisubmersible (semi) orders worldwide, maintaining our market lead in both sectors. We also secured the first KFELS N Class jackup contract and clinched all semi orders placed by US drillers.

Leadership in rigbuilding bolsters Group strengths
We leverage our core competencies to intensify our development of new growth platforms for sustainable earnings growth.

Our offshore business is well-positioned to meet the fast-growing demand for deepwater exploration and production by developing innovative solutions. We seek to replicate this success in our Environmental Engineering business, with Keppel Integrated Engineering leading Singapore over time to become a global centre of excellence for water and environmental technology.

Premier property developer strengthens regional footprint

Our Property Division is seeking to participate more vigorously in the real estate value chain by growing beyond our established role as property developer of premier office buildings and distinctive residential homes, to also become a leading regional REIT and fund manager.

Apart from developing townships and residential properties to cater to strong demand for quality housing across Asia, we are unlocking value from commercial properties in Singapore through K-REIT Asia and overseas. Our real estate fund management, Alpha Investment Partners, is also capitalising on strong interest in Asian property from foreign funds to extract maximum value for investors.

Technology innovations unlock embedded growth options
We view technology innovations as engines for our future growth. Our strategy is to align our R&D activities to complement existing business activities and develop technologies that will sustain and further the Group's long-term growth. We have successfully commercialised some of our technology innovations in our Offshore and Infrastructure businesses.

Strong global network creates new opportunities

Our globalisation has provided us the platforms to create opportunities and expand into new markets worldwide.

In addition to providing clients operating in different markets unparalleled services, our "Near Market, Near Customer" strategy has enabled us to seize new business opportunities and paved our way into new markets. Our divisions routinely scan the environment to identify new sources of growth even in non-traditional markets.

Our financial strength and business leadership have placed us in a solid position to invest and increase our capability and resources in R&D. To this end, we are setting up technology centres in Keppel Offshore & Marine and Keppel Integrated Engineering.





Keppel Kazakhstan LLP was set up in a move to service the emerging offshore oil and gas industry in the Kazakh Sector of the Caspian Sea as part of Keppel's "Near Market, Near Customer" strategy.

The launch of a transportation barge *AKKU1*, built for Agip Kazakhstan North Caspian Operating Company N.V., was graced by His Excellency Nursultan A Nazarbayev, President of the Republic of Kazakhstan.



going further

Depth and breadth in execution drives Keppel to go further and achieve excellence in its businesses. Engaging our stakeholders, we bring our experience and expertise to bear in the design and development of all our projects to enable us to deliver quality products and services on time and within budget.

going further

We will continue to focus on excellence in execution to turn our strong order books into solid earnings growth.



Our healthy order book for Offshore and Marine Division is providing us strong earnings visibility into 2010. Key to our success is a commitment to engage our customers, understand their needs and tailor solutions.

Smart and safe project execution ensures excellent delivery

Engaging our stakeholders ensures that we are able to provide on-time and within budget product and service delivery. This includes managing the supply chain of material and equipment to facilitate timely execution of our projects.

Our project management capability also extends to inculcating good safety practices and management as we believe that this is essential to our project excellence.

Strong designs exceed customer expectations

Keppel prides itself on being a very strong engineering organisation. Coming from a multi-disciplinary engineering background, our staff are well-qualified and equipped with cutting-edge tools and technology. Coupled with the fact that we own the designs of many products, we are able to quickly and cost-effectively propose design solutions to fit our customers' specific needs and exceed their expectations.

Apart from engineering, our portfolio of award-winning residential developments and investment-grade commercial properties from Keppel Land also bears the quality hallmark of product excellence. In making environmental preservation and enhancement of community life a design and construction priority, we meet the needs of the present without compromising resources for future generations.

Expertise and experience create a competitive advantage

The collective expertise and experience of Keppel's skilled and diverse workforce in 33 countries is a formidable competitive advantage. Our businesses are able to leverage this knowledge base of our people to improve processes, productivity and cross-fertilise ideas for greater efficiencies. To sustain this advantage, we are continuing to draw and build our talent pool to meet the challenges of an ever-changing marketplace.

Entrenched procedures and processes ensure production quality

The well-documented processes in our yards and plants are executed with clock-work precision and with an emphasis on 'doing it right the first time'. In all our facilities, we have procedures in place to promote an error-free approach to work, minimising wastage and undertaking continuous improvement. Our systems are also audited regularly in compliance with ISO standards, and we work closely with various classification societies.



Good safety practices are key to our operational excellence. Our Offshore & Marine division maintained its good safety performance in 2006, further improving the 10-year low Accident Frequency Rate from 1.73 in 2005 to 1.20 in 2006 for its Singapore yards.



Saigon Sports City is an integrated township development developed by Keppel Land to meet the aspirations of the burgeoning Vietnamese middle class for quality housing. Comprising 3,000 residential units, commercial space and a recreational sporting club, the township offers a convenient and comfortable lifestyle in a planned and integrated community.





setting benchmarks

Depth and breadth in reputation distinguishes Keppel as a partner, provider and employer of choice. We believe in setting benchmarks in corporate governance to maximise long-term shareholder value, and in corporate social responsibility as a commitment to communities where we operate.



Building strong relationships with various stakeholders will be our constant focus even as we strengthen our commitment to corporate social responsibility.



As part of good corporate governance, management ensures that all directors, including non-executive directors, are kept well-informed of the Company's businesses and affairs.

Strong governance protects shareholder interests
Keppel emphasises the adoption of good corporate governance practices to safeguard the interests of our shareholders. This policy stems from an internal corporate desire to ensure proper management of the company and to excel, rather than as a response to external pressure. We believe that this helps us to maximise long-term shareholder value.

Solid Keppel brand makes us an employer of choice
Keppel's strong corporate brand serves to attract talents to the Group, which is reputed to be strong with fast-growing global businesses. We are recognised as an employer of choice with tremendous career opportunities across the Group.

As a people developer, our core values that drive success and compassion encourage the development and growth of the myriad of talents in the Group to carry out our businesses in the different environments.

Business excellence promotes us as a trusted partner of choice
Keppel has a strong corporate reputation as a versatile and reliable group fully committed to our contractual agreements with customers and partners alike to achieve a win-win partnership. We are known in the market for our *Can Do!* spirit and on-time and on-budget deliveries of projects.

The Keppel brand carries a premium and opens doors for our business units around the world. Our core values and business excellence are consciously replicated in all our operations worldwide.

Corporate citizenry through community involvement
Keppel is highly regarded for its corporate social responsibility. We are pro-active in our corporate citizenry, recognising it as part of our commitment to help build a better future for the various communities where we operate. We will continue to support charities, volunteer work, education, the arts, sporting activities and disaster relief efforts, as well as promote international and regional business investment and trade, and strengthen inter-country business relationships.

In order to attract the best and the brightest to join us, we launched the *Grow Beyond* campaign over the television, print media and the web. The campaign was also carried through various events and activities, including the *Grow Beyond* series of motivational talks. Apart from enhancing our profile, the campaign has created much buzz and excitement in Keppelites.





We seek to be active citizens in the communities we operate in. Keppel Group's adopted charity is the Association for Persons with Special Needs (APSN). In this event which was held at the culmination of the Inter-SBU games, funds raised went towards providing senior students of APSN training in employment-related skills, to help the students achieve financial independence.

$7.6b

Revenue

Increased 34% from FY05's $5.7 billion

Surpassed the previous high of $6.2 billion achieved in FY 2000. Revenue fell in 2001 following the Group's divestment of the banking and financial services businesses. Revenue fell again in 2004 to $4.0 billion with the deconsolidation of SPC. Strong revenue growth from the Offshore & Marine and Property businesses resulted in the new record revenue for the Group.

$751m

PATMI

Increased 33% from FY05's $564 million

New high for PATMI breaking previous record set in 2005. Compounded annual growth rate for PATMI from 2001 to 2006 was 23%. This is the eighth year-on-year profit growth since 1998.

19.1%

ROE

Increased 2.7% above FY05's 16.4%

Highest ROE achieved by the Group to date. ROE has improved year-on-year for the eighth year. ROE in 1998 was 3.9%. It surpassed 10% since 2001 and breached 15% in 2004.

$423m

EVA

Increased $224 million from FY05's $199 million

EVA more than doubled the amount achieved in FY05, setting a new record EVA for the Group. EVA was negative $665 million in 2001. This has improved year-on-year to the current $423 million. This is an improvement of $1.1 billion over six years.

95.4cts

EPS

Increased 32% from FY05's 72.1cts per share

EPS growth kept pace with PATMI. No significant dilution in EPS because no major capital call was made since 1997.

56.0cts

Distribution

Increased 22% from FY05's 46.0 cts per share

Comprising a final dividend of 16 cents, a capital distribution of 28 cents and an interim dividend of 12 cents already paid. Current year's distribution represents 53% of PATMI. The Group has consistently distributed more than 50% of its PATMI to its shareholders for the past six years.

$1,480m

FCF

Increased 113% from FY05's $694 million

Strong cashflow from all our businesses. Group operating cashflow was about $1.9 billion with substantial contribution from projects of Offshore & Marine division.

0.24x

Gearing

Reduced from FY05's 0.47x

Strong cashflow of the Group resulted in the lower gearing ratio of the Group. Gearing has been reduced from 1.12x in 2001 to 0.77x in 2003 to the current 0.24x. This places the Group in a good position to further strengthen its earnings base going forward.

Keppel aims to deliver sustainable value for stakeholders by growing our businesses through innovation with discipline and integrity.

Strategic directions	Objectives	Strategy in action
Fortifying Core Competencies • Underpin value creation by investing in R&D to strengthen technology capabilities for long-term growth • Foster growth by enhancing operational competitiveness through strategic investments and partnerships with trendsetters • Build people to share a common culture and a drive to grow beyond today	 • Technology leadership • Business leadership	**Case study: KFELS N Class** Partnering its trendsetting customer, Keppel Offshore & Marine's R&D arm, Offshore Technology Development, developed the technologically-innovative KFELS N Class jackup rig for operation in harsh weather conditions similar to the Norwegian sector of the North Sea. Two KFELS N Class rigs have been ordered. 
Expanding Global Footprint • Leverage the Group's strong global network for new business opportunities • Leverage the Keppel brand equity to enhance its presence in existing markets and penetrate new markets	• Expansion in existing markets • Penetration into new markets	**Case study: Tapping China's demand for quality homes** Under a joint venture with Surbana Corporation, Keppel Land is developing *The Botanica*, a 42-ha residential township in southeast Chengdu. To be developed over five phases, *The Botanica* will yield a total of 8,200 residential units, spread over a mix of low and high-rise apartment blocks. Phase One comprising 970 residential units has been fully sold. 89% of the 1,150 launched units in Phase Two have been sold. More units are being launched in 2007. 滨高尔夫庄园开发揭幕仪式 he Unveiling of
Increasing Business Robustness • Protect long-term earnings through commercial excellence and mitigation of risks • Drive best practice initiatives through operational excellence, superior cashflow and strong earnings returns to shareholders	• Group-wide implementation of Enterprise Risk Management, Business Continuity Plan and Safety Best Practice • Creation of a highly efficient capital base that can grow consistently through all phases of the business cycle	**Case study: Business Continuity management** Initiated by Group Risk Management, the Group focused on developing the Business Continuity Plan (BCP) for the possible pandemic flu scenario. BCP activities carried out in 2006 included setting up of Pandemic Flu Committees in all business units, developing BCPs and conducting simulation exercises for pandemic flu outbreaks in the yards and testing remote access procedures in office environments. 
Leveraging Growth Platforms • Leverage Group's depth of technology and breadth of its multi-businesses and the scale of embedded growth options of these businesses to develop new growth platforms for robust and sustainable earnings streams	• Development of new growth drivers within key businesses • Maximisation of asset returns	**Case study: Landmark contract in Qatar** Our Infrastructure Division's pursuit for growth was rewarded with a landmark deal in 2006, when Keppel Integrated Engineering clinched a contract to design, build, operate and maintain Qatar's largest integrated solid waste management facility. Harnessing its environmental engineering proprietary technology and experience, the company secured the largest project to be awarded at that time by the country's government to a Singapore firm. 

The Keppel Group is focused on enhancing the value of our portfolio of key businesses.

Keppel Corporation

Strong governance
The Group firmly believes that a genuine commitment to good governance is essential to the sustainability of our businesses and performance. Key to good governance is a strong and independent Board, engaging the executive directors and management, and at the same time, providing wise counsel and excellent insights.

Our Board of Directors comprises seven independent directors, one non-executive director and three executive directors. Presiding over strategic directions and corporate governance of Keppel Corporation, the Board also oversees the businesses and processes of the Company.

Strategic management
Based in Singapore, Keppel Corporation provides strategic direction to the business units and co-ordinates corporate services including audit and risk management, corporate planning, corporate communications, finance, human resources, information services, legal, tax and treasury.

Consistent efforts
We remain steadfast in our strategy of building our key businesses of Offshore & Marine, Property, Infrastructure and maximising value embedded in our Investments.

To achieve consistent performance, our disciplined investment approach supports long-term growth and balances this with fair returns to stakeholders.

High priority is placed on talent management, technology development and acquisition, brand equity enhancement, network building with strategic partners and trend-setters as well as cultivating a corporate culture of integrity and the *Can Do!* spirit.

Collective strength
With operations spanning 33 countries, our strength is underpinned by Group cohesiveness across different business units and between business units and the Headquarters. We use our collective experience, expertise and network to realise the Group's common vision while also achieving one another's priorities and focus.

There is open communication between management and the Board, and as a result, Keppel Corporation benefits from the counsel, guidance and expertise of Board members.

Keppel Corporation operates in a global environment that is rapidly uncertain and highly competitive. We believe that this concerted approach to our business has enabled us to keep delivering on our promises to our stakeholders.

Division



Offshore & Marine
Keppel Offshore & Marine has a network of 17 yards spanning the world with expertise in:
- The design, construction, repair and conversion of drilling rigs and production units
- Shiprepair & conversion
- Specialised shipbuilding



Property
Keppel Land and its Singapore-listed units Evergro Properties and K-REIT Asia are geographically diversified in Asia

They engage in:
- Premier property development
- Management of property funds and real estate investment trust



Infrastructure
The Infrastructure Division is involved with these key activities:
- Keppel Integrated Engineering – provision of environmental solutions and engineering services
- Keppel Energy – supply, generation and retailing of power
- Keppel Telecommunications & Transportation – provision of network engineering and logistics services


SPC

Investments
Our Investments comprise the following Singapore Exchange-listed associated companies:
- Singapore Petroleum Company – regionally integrated oil and gas company
- k1 Ventures – investment company
- MobileOne – wireless telecommunications company

Highlights	Vision and Focus	Results

Highlights

- Leading worldwide market share of 60% of jackup deliveries in 2006
- All 26 deliveries on time or ahead of time and within budget in 2006
- Collaborations bearing results with launch of new products such as the KFELS N Class jackup, DSS™ 38 and DSS™ 51 which have gained client acceptance

Vision and Focus

To be the provider of choice and partner in solutions in its chosen segments of the offshore and marine industry

Focus for 2007/2008

- Leverage the "Near Market, Near Customer" locations to offer higher value propositions
- Enhance and market suite of proprietary deepwater production solutions
- Continue to execute projects well with on time, on budget deliveries
- Forge strategic partnerships with trendsetters
- Strengthen the Health, Safety and Environment system

Results

Revenue
$ million

2004 2,428
2005 4,112
2006 5,755

PATMI
$ million

2004 191
2005 239
2006 448

- *Marina Bay Residences* achieved record price of $3,450 psf for penthouse
- Entered new cities with Keppel homes – Tianjin in China and Kolkata in India
- Successfully launched and sold homes in *The Botanica*, Chengdu, China
- Raised stake in China-focused Evergro Properties for growth in China's second-tier cities
- Launched K-REIT Asia, poised to unlock further value in Singapore office buildings

To be a leading property developer in Asia and a premier property fund manager

Focus for 2007/2008

- Capitalise on the development of Singapore's new downtown and Keppel Bay
- Continue to roll out townships and other residential projects in China, Vietnam and Indonesia
- Generate more fee-based income through K-REIT Asia and Alpha Investment Partners

Revenue
$ million

2004 711
2005 847
2006 1,155

PATMI
$ million

2004 118
2005 118
2006 96

- KIE's entry into the Middle East with a $1.7 billion waste management project in Qatar
- Keppel Energy's 150 MW power barges commenced operations in Ecuador
- Keppel Energy commissioned its 500 MW cogeneration plant on Jurong Island
- Keppel T&T acquired a 30% stake in iCELL Networks to install and operate a wireless network in eastern Singapore

To build a select portfolio of environmental engineering, power generation, network engineering and logistics businesses

Focus for 2007/2008

- Division to contribute meaningfully to Group net earnings in 2007 and beyond
- KIE – concentrate on thermal and water solutions
- Keppel Energy – build a strong, regional power generation and gas supply business
- Network Engineering – expand into emerging markets and grow business in WiFi
- Logistics – tap China's growth in land transportation and warehousing needs

Revenue
$ million



2004 803
2005 671
2006 570

PATMI
$ million



2004 32
(24) 2005
(35) 2006

- SPC unlocked value in upstream assets with Oyong ready for production in 2007
- M1 launched its wireless broadband service, allowing users to surf almost anywhere in Singapore
- k1 reaped strong contributions from transportation leasing company Helm Holding and retail gasoline company Mid Pac Petroleum

To maximise value of businesses and investments for shareholders

Focus for 2007/2008

- SPC – continue to increase E&P portfolio through acquisition of high-potential assets
- k1 – continue to seek additional investment opportunities that are accretive to earnings and cashflow
- M1 – to increase usage from existing customers in the non-voice segment

Revenue
$ million

2004 21
2005 58
2006 121

PATMI
$ million

2004 124
2005 231
2006 242

We have a global presence in 33 countries with overseas customers as our earnings mainstay.

■ **Offshore & Marine**
- Azerbaijan
- Brazil
- Bulgaria
- China
- India
- Indonesia
- Japan
- Kazakhstan
- Norway
- The Philippines
- Qatar
- Singapore
- The Netherlands
- United Arab Emirates
- United States of America
- Vietnam

□ **Property**
- China
- India
- Indonesia
- Japan
- Korea
- Malaysia
- Myanmar
- The Philippines
- Singapore
- Thailand
- United States of America
- Vietnam

■ **Infrastructure**
- Argentina
- Australia
- Belgium
- Brazil
- China/Hong Kong
- Ecuador
- France
- Germany
- Indonesia
- Malaysia
- Mexico
- Nicaragua
- The Philippines
- Qatar
- Singapore
- Spain
- Sri Lanka
- Sweden
- Thailand
- United Kingdom
- United States of America
- Vietnam

■ **Investments**
- Australia
- Cambodia
- China/Hong Kong
- Indonesia
- Singapore
- United States of America
- Vietnam

United States of America
★ North America
$1,575m
Mexico
★ Central America
$373m
Nicaragua
Ecuador
Brazil
★ South America
$672m
Argentina

Revenue by market

★ Total FY06 Revenue: $7,601m

North America	: $1,575m	Japan/Korea/Taiwan	: $ 86m
Central America	: $ 373m	China/HK	: $ 418m
South America	: $ 672m	India	: $ 45m
Europe	: $2,444m	ASEAN	: $1,661m
Middle East	: $ 231m	Australia/NZ	: $ 96m


Norway
Sweden
Europe
$2,444m
United Kingdom
The Netherlands
Belgium
Germany
China/HK
$418m
China
Japan
Korea
Japan/Korea/Taiwan
$86m
Kazakhstan
France
Bulgaria
Azerbaijan
Hong Kong
Spain
Vietnam
Qatar
Myanmar
United Arab Emirates
Thailand
The Philippines
Cambodia
Middle East
$231m
India
$45m
ASEAN
$1,661m
India
Malaysia
Sri Lanka
Singapore
Indonesia
Australia
Australia/NZ
$96m

Board of Directors Over and above their roles, our Directors bring perspectives gained from their distinguished careers to the strategic governance of our Group.



Lim Chee Onn, 62
Executive Chairman

Chairman, Executive Committee
Member, Board Safety Committee



Tony Chew Leong-Chee, 60
Lead Independent Director

Executive Chairman, Asia Resource Corporation
Member, Executive Committee
Member, Audit Committee



Lim Hock San, 60
Independent Director

Chief Executive Officer, United Industrial Corporation
Chief Executive Officer, Singapore Land
Chairman, Audit Committee
Member, Executive Committee
Member, Board Risk Committee



Sven Bang Ullring, 71
Independent Director

Chairman, Board of The Fridtjof Nansen Institute, Oslo, Norway
Chairman, Nominating Committee
Chairman, Remuneration Committee
Member, Board Safety Committee



Tsao Yuan Mrs Lee Soo Ann, 51
Independent Director

Executive Director, SDC Consulting
Member, Nominating Committee
Member, Remuneration Committee
Member, Board Safety Committee



Leung Chun Ying, 52
Independent Director

Chairman of Asia Pacific, DTZ Debenham Tie Leung
Member, Remuneration Committee



Oon Kum Loon, 56
Independent Director

Chairperson, Board Risk Committee
Member, Audit Committee
Member, Executive Committee
Member, Nominating Committee



Tow Heng Tan, 51
Non-Independent and
Non-Executive Director

Senior Managing Director, Investments, Temasek Holdings
Member, Executive Committee
Member, Remuneration Committee
Member, Board Risk Committee



Yeo Wee Kiong, 51
Independent Director

Managing Director, Yeo Wee Kiong Law Corporation
Chairman, Board Safety Committee
Member, Board Risk Committee



Choo Chiau Beng, 59
Senior Executive Director

Member, Executive Committee



Teo Soon Hoe, 57
Senior Executive Director and
Group Finance Director

Member, Executive Committee

Our various boards are focused on governing effectively in serving the interest of stakeholders of each business unit.

Keppel Offshore & Marine
Choo Chiau Beng
Chairman/
Chief Executive Officer

Tong Chong Heong
Managing Director/
Chief Operating Officer

Charles Foo Chee Lee
Managing Director
(Special Projects)

Sit Peng Sang
Chief Financial Officer

Bjarne Hansen
Senior Partner
Wing Partners I/S, Denmark

Prof Neo Boon Siong
Director
Asia Competitiveness Institute
Lee Kuan Yew School of Public Policy
National University of Singapore

Stephen Pan Yue Kuo
Chairman
World-Wide Shipping Agency

Prof Minoo Homi Patel
Head of School & Professor of Engineering
School of Engineering, Cranfield University, UK

Dr Malcolm Sharples
President
Offshore Risk & Technology Consulting, USA

Teo Soon Hoe
Senior Executive Director and Group Finance Director
Keppel Corporation

Keppel Land
Lim Chee Onn
Chairman
Executive Chairman
Keppel Corporation

Kevin Wong
Managing Director

Choo Chiau Beng
Chairman/
Chief Executive Officer
Keppel Offshore & Marine

Heng Chiang Meng
Director
Calm Investments

Khor Poh Hwa
Senior Adviser to CPG Corporation

Lee Ai Ming (Ms)
Deputy Managing Partner
Rodyk & Davidson

Edward Lee
Former Ambassador to Indonesia

Lim Ho Kee
Chairman
Singapore Post

Niam Chiang Meng
Permanent Secretary
Ministry of Community Development, Youth and Sports

Tan Yam Pin
Former Managing Director
Fraser and Neave Group

Teo Soon Hoe
Senior Executive Director and Group Finance Director
Keppel Corporation

Prof Tsui Kai Chong
Professor of Finance/Provost
SIM University

Keppel Telecommunications & Transportation
Teo Soon Hoe
Chairman
Senior Executive Director and Group Finance Director
Keppel Corporation

Lam Kwok Chong
Managing Director

Prof Bernard Tan Tiong Gie
Professor of Physics
National University of Singapore

Tan Boon Huat
Chief Executive Director
People's Association

Tan Tin Wee
Associate Professor of Biochemistry
National University of Singapore

Reggie Thein
Independent Director

Wee Sin Tho
Chief Investment Officer
National University of Singapore

Keppel Energy
Lim Chee Onn
Executive Chairman
Keppel Corporation

Ong Tiong Guan
Managing Director

Choo Chiau Beng
Chairman/
Chief Executive Officer
Keppel Offshore & Marine

Teo Soon Hoe
Senior Executive Director and Group Finance Director
Keppel Corporation

Keppel Integrated Engineering
Wong Boon Kong
Chairman

Chua Chee Wui
Chief Executive Officer

Lawrence Lim
Director

Luc De Ryck
Senior General Manager

Soh Chee Keong
Executive Director

Tong Chong Heong
Managing Director/
Chief Operating Officer
Keppel Offshore & Marine

Singapore Petroleum Company
Choo Chiau Beng
Chairman
Chairman/
Chief Executive Officer
Keppel Offshore & Marine

Koh Ban Heng
Chief Executive Officer

Bertie Cheng Shao Shiong
Chairman
TeleChoice International

Cheng Hong Kok
Director

Dr Chin Wei-Li, Audrey Marie
Executive Director
Vietnam Investing Associates – Financials (S) Pte Ltd

Goon Kok-Loon
Chairman
iPLaboratories

Geoffrey John King
Director
Vermilion Oil & Gas Australia

Datuk Paduka Timothy Ong Teck Mong
Acting Chairman
Brunei Economic Development Board

Teo Soon Hoe
Senior Executive Director and Group Finance Director
Keppel Corporation

k1 Ventures
Steven Jay Green
Chairman/
Chief Executive Officer
Former US Ambassador to Singapore

Ang Kong Hua
Executive Director
NatSteel

Kamal Bahamadan
Founder and Managing Partner
The BV Group

Choo Chiau Beng
Chairman/CEO
Keppel Offshore & Marine

Dr Lee Suan Yew
Medical Practitioner and Past President of the Singapore Medical Council

Lim Chee Onn
Executive Chairman
Keppel Corporation

Tan Teck Meng
Professor of Accounting
Singapore Management University

Teo Soon Hoe
Senior Executive Director and Group Finance Director
Keppel Corporation

Yong Pung How
Former Chief Justice
Republic of Singapore

K-REIT Asia Management
Prof Tsui Kai Chong
Chairman
Professor of Finance/Provost
SIM University

Kevin Wong
Deputy Chairman
Managing Director
Keppel Land

Tan Swee Yiow
Chief Executive Officer/
Director
Director
(Singapore Commercial)
Keppel Land

Lee Ai Ming (Mrs)
Deputy Managing Partner
Rodyk & Davidson

Lim Poh Chuan
Director
Income Partners Funds

Dr Chin Wei-Li, Audrey Marie
Executive Director
Vietnam Investing Associates – Financials (S) Pte Ltd

Evergro Properties
Chew Heng Ching
Chairman
Chairman
(Governing Council)
Singapore Institute of Directors

Kevin Wong
Non-Executive
Vice Chairman,
Managing Director
Keppel Land

Goh Toh Sim
Chief Executive Officer/
Executive Director

Ang Wee Gee
Director
Regional Investments
Keppel Land

Choo Chin Teck
Director
(Corporate Services) and Chief Financial Officer
Keppel Land

Chow Wing Kin Anthony
Partner
Peter C. Wong, Chow & Chow

Patrick Choy
Chairman
Global Strategy Company Limited

Goh Yong Hong
Executive Deputy Chairman
Singapore Turf Club

Our leaders steer the group to grow beyond today.

Keppel Corporation Limited
Lim Chee Onn
Executive Chairman

Choo Chiau Beng
Senior Executive Director

Teo Soon Hoe
Senior Executive Director and Group Finance Director

Corporate Services
Chan Soo Sen
Director
(Chairman's Office)
Director
(Group Human Resources)

Paul Tan
Group Controller

Wang Look Fung
General Manager
(Group Corporate Communications)

Lynn Koh
General Manager
(Group Treasury)

Magdeline Wong
General Manager
(Group Tax)

Tina Chin
General Manager
(Group Risk Management & Audit)

Caroline Chang
General Manager
(Group Legal)

Sim Chey Hoon
General Manager
(Corporate Development/Planning)

Sharon Lua
General Manager
(Group Human Resources)

Martin Ling
Deputy General Manager
(Group Information Technology)

Offshore & Marine
Choo Chiau Beng
Chairman/
Chief Executive Officer
Keppel Offshore & Marine

Tong Chong Heong
Managing Director/
Chief Operating Officer
Keppel Offshore & Marine

Sit Peng Sang
Chief Financial Officer
Keppel Offshore & Marine

Chee Jin Kiong
Executive Director
(Human Resources)
Keppel Offshore & Marine

Charles Foo Chee Lee
Managing Director
(Special Projects)
Keppel Offshore & Marine

Michael Chia Hock Chye
Executive Director
Keppel FELS

Nelson Yeo Chien Sheng
Executive Director
Keppel Shipyard

Hoe Eng Hock
Executive Director
Keppel Singmarine

Property
Kevin Wong
Managing Director
Keppel Land

Choo Chin Teck
Director
(Corporate Services)
Group Company Secretary
Keppel Land

Tan Swee Yiow
Director
(Singapore Commercial)
Keppel Land

Ang Wee Gee
Director
(Regional Investments)
Keppel Land

Augustine Tan
Director
(Singapore Residential)
Keppel Land

Loh Chin Hua
Managing Director
Alpha Investment Partners

Tan Swee Yiow
Chief Executive Officer
K-REIT Asia Management

Goh Toh Sim
Chief Executive Officer/
Executive Director
Evergro Properties

Infrastructure
Lam Kwok Chong
Managing Director
Keppel Telecommunications
& Transportation

Ong Tiong Guan
Managing Director
Keppel Energy

Chua Chee Wui
Chief Executive Officer
Keppel Integrated
Engineering

Investments
Koh Ban Heng
Chief Executive Officer
Singapore Petroleum
Company

Steven Jay Green
Chairman/
Chief Executive Officer
k1 Ventures

Neil Montefiore
Chief Executive Officer
MobileOne

Unions
Keppel FELS
Employees Union
Yap Huat Hin
President

Keppel Employees Union
Mohd Yusop B Mansor
President

Keppel Services Staff Union
Quah Kim Boon
President

Shipbuilding &
Marine Engineering
Employees Union
Wong Weng Onn
President

Lim Chin Siew
Executive Secretary

The board and management of Keppel Corporation Limited ("KCL" or the "Company") firmly believe that a genuine commitment to good corporate governance is essential to the sustainability of the Company's businesses and performance, and are pleased to confirm that the Company has adhered to the principles and guidelines of the new Code of Corporate Governance 2005[1] (the "2005 Code"), save for Guideline 3.1 (Chairman and CEO should be separate persons) the reason for which deviation is explained in this report.

The following describes the Company's corporate governance practices with specific reference to the 2005 Code.

For its commitment to transparency, Keppel Corporation was recognised at the Securities Investors Association's 7th Investors' Choice Awards. We received the Golden Circle Award for being the overall winner of the Most Transparent Company Award.





Demonstrating their commitment to safety, the Board of Directors, senior management and safety managers across the Keppel Group attended a safety seminar initiated by Keppel Corporation's Board Safety Committee (from left) Mr Yeo Wee Kiong, Chairman of the Board Safety Committee and Tsao Yuan Mrs Lee Soo Ann.

[1] The Code of Corporate Governance 2005 issued by the Ministry of Finance on 14 July 2005.

Code of corporate governance 2005
Specific principles and guidelines for disclosure

Relevant guideline or principle	Page reference in this report
Guideline 1.3 Delegation of authority, by the board to any board committee, to make decisions on certain board matters	Pages 45, 57 to 61
Guideline 1.4 The number of board and board committee meetings held in the year, as well as the attendance of every board member at these meetings	Page 44
Guideline 1.5 The type of material transactions that require board approval under internal guidelines	Page 45
Guideline 2.2 Where the company considers a director to be independent in spite of the existence of a relationship as stated in the Code that would otherwise deem him as non-independent, the nature of the director's relationship and the reason for considering him as independent should be disclosed	Page 45
Guideline 3.1 Relationship between the Chairman and CEO where they are related to each other	Not Applicable
Guideline 4.1 Composition of nominating committee	Page 47
Guideline 4.5 Process for selection and appointment of new directors to the board	Page 48
Guideline 4.6 Key information regarding directors, which directors are executive, non-executive or considered by the nominating committee to be independent	Pages 216 to 220 and 223
Guideline 5.1 Process for assessing the effectiveness of the board as a whole and the contribution of each individual director to the effectiveness of the board	Pages 49, 61 to 63
Principle 9 Clear disclosure of its remuneration policy, level and mix of remuneration, procedure for setting remuneration and link between remuneration paid to directors and key executives, and performance	Pages 50 to 53
Guideline 9.1 Composition of remuneration committee	Page 50
Guideline 9.2 Names and remuneration of each director. The disclosure of remuneration should be in bands of $250,000. There will be a breakdown (in percentage terms) of each director's remuneration earned through base/fixed salary, variable or performance-related income/bonuses, benefits in kind, and stock options granted and other long-term incentives	Page 52
Names and remuneration of at least the top 5 key executives (who are not also directors). The disclosure should be in bands of $250,000 and include a breakdown of remuneration	Page 52
Guideline 9.3 Remuneration of employees who are immediate family members of a director or the CEO, and whose remuneration exceed $150,000 during the year. The disclosure should be made in bands of $250,000 and include a breakdown of remuneration	Page 53
Guideline 9.4 Details of employee share schemes	Pages 156, 157, 174 and 175
Guideline 11.8 Composition of audit committee and details of the committee's activities	Pages 53 and 54
Guideline 12.2 Adequacy of internal controls, including financial, operational and compliance controls, and risk management systems	Pages 54 and 55

Board's conduct of affairs

Principle 1: Effective board to lead and control the company

The principal functions of the board are to:

- decide on matters in relation to the Group's activities which are of a significant nature, including decisions on strategic directions and guidelines and the approval of periodic plans and major investments and divestments;
- oversee the business and affairs of the Company, establish, with management, the strategies and financial objectives to be implemented by management, and monitor the performance of management;
- oversee processes for evaluating the adequacy of internal controls, risk management, financial reporting and compliance, and satisfy itself as to the adequacy of such processes;
- assume responsibility for corporate governance.

All KCL directors are expected to exercise independent judgment in the best interests of the Company. This is one of the performance criteria for the peer and self-assessment on the effectiveness of the individual directors. Based on the results of the peer and self-assessment carried out by the KCL directors, all KCL directors have discharged this duty consistently well.

To assist the board in the discharge of its oversight function, various board committees, namely the Executive Committee, Audit Committee, Board Risk Committee, Nominating Committee, and Remuneration Committee, have been constituted with clear written terms of reference. All the Committees are actively engaged and play an important role in ensuring good corporate governance in the Company and within the Group. In addition, a Board Safety Committee was recently formed in January 2006. The terms of reference of the respective board committees are disclosed in the Appendix to this report.

The Board meets six times a year and as warranted by particular circumstances. Telephonic attendance and conference via audio-visual communication at board meetings are allowed under the Company's Articles of Association. The number of board and board committee meetings held in FY 2006, as well as the attendance of each board member at these meetings, are disclosed below:

	Board Meetings	Board Committee Meetings						Non-executive Directors' meeting (without presence of management)
		Audit	Executive	Nominating	Remuneration	Safety	Risk	
Lim Chee Onn	8	–	–	–	–	4	–	–
Tony Chew Leong-Chee	7	5	–	–	–	–	–	3
Lim Hock San	7	5	–	–	–	–	4	4
Sven Bang Ullring	8	–	–	3	2	4	–	4
Tsao Yuan Mrs Lee Soo Ann	7	–	–	2	2	4	–	4
Leung Chun Ying	7	–	–	–	2	–	–	4
Oon Kum Loon (Mrs)	8	5	–	3	–	–	5	4
Tow Heng Tan	7	–	–	–	2	–	2	3
Yeo Wee Kiong	7	–	–	–	–	4	4	4
Choo Chiau Beng	8	–	–	–	–	–	–	–
Teo Soon Hoe	7	–	–	–	–	–	–	–
No. of Meetings Held	**8**	**5**	**0**	**3**	**2**	**4**	**5**	**4**

The Company has adopted internal guidelines setting forth matters that require board approval. Under these guidelines, new investments or increase in investments and divestments exceeding $100 million by any Group company, and all commitments to term loans and lines of credit from banks and financial institutions by the Company, require the approval of the board. Further, any investment of $100 million and below but which does not have strategic fit with any of the Company's core businesses, is not EVA-positive, or does not generate Return on Equity of at least 12% on a stand-alone basis, would require specific board approval. Each board member has equal responsibility to oversee the business and affairs of the Company. The management on the other hand is responsible for the day-to-day operation and administration of the Company in accordance with the policies and strategy set by the board.

A formal letter is sent to newly-appointed directors upon their appointment explaining their duties and obligations as director. All newly-appointed directors undergo a comprehensive orientation programme which includes management presentations on the Group's businesses and strategic plans and objectives, and site visits.

The directors are provided with continuing education in areas such as directors' duties and responsibilities, corporate governance, changes in financial reporting standards, insider trading, changes in the Companies Act and industry-related matters, so as to update and refresh them on matters that affect or may enhance their performance as board or board committee members.

Board composition and guidance
Principle 2: Strong and independent element on the board

To carry out its oversight function well, the board must be an effective board which can lead and control the business of the Group. The KCL directors believe that, in view of the many complex businesses that the Company is involved in, the KCL board should comprise executive directors who have intimate knowledge of the business, and independent directors who can take a broader view of the Group's activities and bring independent judgement to bear on issues for the board's consideration.

The Nominating Committee determines on an annual basis whether or not a director is independent, bearing in mind the Code's definition of an "independent director" and guidance as to relationships the existence of which would deem a director not to be independent. The Nominating Committee also deems a director who is directly associated with a substantial shareholder as non-independent, although such a relationship has not been expressly adopted in the Code as one that would deem a director not to be independent. Mr Tow Heng Tan, who is Senior Managing Director, Investments, Temasek Holdings, is therefore deemed non-independent by the Nominating Committee. Further, in its deliberation as to whether or not a director is independent, the Nominating Committee also takes into account whether a director has business relationships with the Company or any of its related companies, and if so, whether such relationships could interfere, or be reasonably perceived to interfere, with the exercise of the director's independent judgement with a view to the best interests of the Company. In this connection, the Nominating Committee noted that Mr Leung Chun Ying would be deemed non-independent by virtue of his position as substantial shareholder, director and chairman of DTZ Debenham Tie Leung ("DTZ") which provides real estate services to Keppel Land. However, the Nominating Committee considers that the integrity and independence of Mr Leung Chun Ying are beyond doubt in view of his credentials, the results of the self and peer assessment on the effectiveness of Mr Leung as director, and his actual conduct during board and board committee meetings.

The Nominating Committee is of the view that, taking into account the nature and scope of the Company's businesses, the board should consist of nine to 11 members. The board currently has majority independent directors with a total of 11 directors of whom seven are independent.

The nature of the directors' appointments on the board and details of their membership on board committees are set out in the Appendix hereto.

The Nominating Committee is satisfied that the board comprises directors who as a group provide core competencies such as accounting or finance, business or management experience, industry knowledge, strategic planning experience and customer-based experience or knowledge, required for the board to be effective.

The KCL board and management fully appreciate that fundamental to good corporate governance is an effective and robust board whose members engage in open and constructive debate and challenge management on its assumptions and proposals, and that for this to happen, the board, in particular, the non-executive directors, must be kept well informed of the Company's businesses and affairs and be knowledgeable about the industry in which the businesses operate. The Company has therefore adopted initiatives to put in place processes to ensure that the non-executive directors are well supported by accurate, complete and timely information, have unrestricted access to management, and have sufficient time and resources to discharge their oversight function effectively. These initiatives include regular informal meetings for management to brief the directors on prospective deals and potential developments at an early stage before formal board approval is sought, and the circulation of relevant information on business initiatives, industry developments and analyst and press commentaries on matters in relation to the Company or the industries in which it operates. A two-day off-site board strategy meeting is also organised for in-depth discussions on strategic issues, to give the non-executive directors a better understanding of the Group and its businesses, and to provide an opportunity for the non-executive directors to familiarise themselves with the management team to facilitate the board's review of the Company's succession planning and talent management programme. The Company has also made available on the Company's premises an office for the non-executive directors' use at any time to facilitate direct access to management. Further, a Directors' Portal has been established as a secured web-based resource centre for the depositing and retrieval of board materials, information on industry developments, and analysts' and other reports on matters relating to the Group, and to provide an alternative medium for the continuous exchange of information and views among board members via secure internet access.

The KCL non-executive directors meet regularly without the presence of management to discuss matters such as the changes which they would like to see in board processes, corporate governance initiatives, matters which they wish to discuss during the board off-site strategy meeting, and the remuneration of the Executive Chairman and two Executive Directors.

Chairman and Chief Executive Officer

Principle 3: Chairman and Chief Executive Officer to be separate persons to ensure appropriate balance of power, increased accountability and greater capacity of the board for independent decision-making

Mr Lim Chee Onn is both the Chairman and Chief Executive Officer of the Company. The board confirms that this has not concentrated power in the hands of one individual or compromised accountability and independent decision-making for the following reasons:

1. the independent directors form the majority on the KCL board;

2. the independent directors actively participate during board meetings and challenge the assumptions and proposals of the management unreservedly, both during and outside of board meetings via e-mail or the telephone, on pertinent issues affecting the affairs and business of the Group;

3. to enhance the independence of the board, a Lead Independent Director has been appointed to coordinate the activities of the independent directors and act as the principal liaison between the independent directors and the Chair on sensitive issues. The Lead Independent Director holds meetings with the independent directors (without the presence of management) at least twice a year.

In the case of KCL which is in three large core businesses, the board is of the firm and unanimous view that it is in the best interests of the Company to continue to have an Executive Chairman so that the board, and in particular the non-executive directors, can have the benefit of a Chairman who is knowledgeable about the businesses of the Company and is thereby better able to guide discussions and ensure that the board is properly briefed in a timely manner on pertinent issues and developments, and at the same time the benefit of objective and independent views from the independent directors.

It is evident from the results of the assessment on the effectiveness of the board, and from the assessment on the performance of the Chairman, that the Executive Chairman has enhanced the effectiveness of the individual non-executive directors, and the board as a whole, by providing the board with a thorough understanding of the businesses and ensuring open and robust dialogue between the board and management. It is the KCL board's belief that it is the person who fills the role that matters, rather than whether the roles are separate or combined per se. The board retains the right to review the current status as facts and circumstances change.

The Executive Chairman, with the assistance of the Company Secretary, schedules meetings and prepares meeting agenda to enable the board to perform its duties responsibly having regard to the flow of the Company's business and operations.

The Executive Chairman sets guidelines on and monitors the flow of information from management to the board to ensure that all material information are provided timeously to the board for the board to make good decisions. He also encourages constructive relations between the board and management, and between the executive directors and non-executive directors. In this regard, the Executive Chairman has initiated informal meetings on a regular basis for management to brief the directors on prospective deals and potential developments at an early stage before formal board approval is sought. He also ensures that relevant information on business initiatives, industry developments and analyst and press commentaries on matters in relation to the Company or the industries in which it operates are continuously circulated to board members so as to enable them to be updated and thereby enhance the effectiveness of the non-executive directors and the board as a whole. He has also made available on the Company's premises an office for the non-executive Directors' use at any time to facilitate direct access to management.

The Executive Chairman also ensures effective communication with shareholders.

The Executive Chairman takes a leading role in the Company's drive to achieve and maintain a high standard of corporate governance with the full support of the directors, Company Secretary and management.

Board membership

Principle 4: Formal and transparent process for the appointment of new directors to the board

Nominating Committee

The Company has established a Nominating Committee to, among other things, make recommendations to the board on all board appointments. The Nominating Committee comprises entirely independent Directors; namely,

Mr Sven Ullring	Chairman
Tsao Yuan Mrs Lee Soo Ann	Member
Mrs Oon Kum Loon	Member

The terms of reference of the Nominating Committee are disclosed in the Appendix hereto.

Process for appointment of new directors
In 2004, the Nominating Committee recommended, and the board approved, a formal process for the selection of new directors to increase transparency of the nominating process in identifying and evaluating nominees for directors. The Nominating Committee (NC) leads the process and makes recommendations to the board as follows:

(a) NC evaluates the balance of skills, knowledge and experience on the board and, in the light of such evaluation and in consultation with management, prepares a description of the role and the essential and desirable competencies for a particular appointment.
(b) External help (for example, Singapore Institute of Directors, search consultants, open advertisement) to be used to source for potential candidates if need be. Directors and management may also make suggestions.
(c) NC meets with the short-listed candidates to assess suitability and to ensure that the candidate(s) are aware of the expectations and the level of commitment required.
(d) NC makes recommendations to the board for approval.

Criteria for appointment of new directors
All new appointments are subject to the recommendation of the Nominating Committee based on the following objective criteria:

(1) Integrity
(2) Independent mindedness
(3) Diversity – possess core competencies that meet the current needs of the Company and complement the skills and competencies of the existing directors on the board
(4) Able to commit time and effort to carry out duties and responsibilities effectively – proposed director is on no more than six principal boards
(5) Track record of making good decisions
(6) Experience in high-performing companies
(7) Financially literate

The Nominating Committee is also charged with the responsibility of re-nomination having regard to the director's contribution and performance (such as attendance, preparedness, participation and candour), with reference to the results of the assessment of the performance of the individual director by his peers for the previous financial year.

The directors submit themselves for re-nomination and re-election at regular intervals of at least once every three years. Pursuant to the Company's Articles of Association, one-third of the directors retire from office at the Company's annual general meeting, and a newly appointed director must submit himself for re-election at the annual general meeting immediately following his appointment.

As a matter of policy, a non-executive director would serve a maximum of two three-year terms of appointment. However, the board recognises the contribution of directors who, over time, have developed deep insight into the Group's businesses and operations and who are therefore able to provide invaluable contribution to the board as a whole. In such cases, the board would exercise its discretion to extend the term and retain the services of the director rather than lose the benefit of his contribution.

The NC is also charged with determining the "independence" status of the directors annually. Please refer to page 45 on the basis of the NC's determination as to whether a director should or should not be deemed independent.

The NC also determines annually whether a director with multiple board representations is able to and has been adequately carrying out his duties as a director of the Company. The NC took into account the results of the assessment of the effectiveness of the individual director, and the respective directors' actual conduct on the board, in making this determination, and is satisfied that all the directors have been able to and have adequately carried out their duties as director notwithstanding their multiple board representations.

The NC has adopted internal guidelines addressing competing time commitments that are faced when directors serve on multiple boards. As a guide, directors should not serve on more than six principal boards.

The following key information regarding directors are set out in the following pages of this Annual Report:

Pages 216 to 220 and 223: Academic and professional qualifications, board committees served on (as a member or Chairman), date of first appointment as director, date of last re-election as director, directorships or chairmanships both present and past held over the preceding five years in other listed companies and other major appointments, whether appointment is executive or non-executive, whether considered by the Nominating Committee to be independent; and

Page 155: Shareholding in the Company and its subsidiaries.

Board performance

Principle 5: Formal assessment of the effectiveness of the board as a whole and the contribution by each director to the effectiveness of the board

The board has implemented formal processes for assessing the effectiveness of the board as a whole, the contribution by each individual director to the effectiveness of the board, as well as the effectiveness of the Chairman of the board.

To ensure that the assessments are done promptly and fairly, the board has appointed an independent third party (the "Independent Co-ordinator") to assist in collating and analysing the returns of the board members. Mrs Fang Ai Lian, Chairman, Ernst & Young, was appointed for this role.

The evaluation processes and performance criteria are disclosed in the Appendix to this report.

Noting that all directors participated in the assessment exercise for FY 2006, that all new requirements and guidelines in the 2005 Code had been factored into the FY 2006 assessment forms ahead of time of the coming into effect of the 2005 Code, and that the Company had acted on the feedback received from the previous year's assessment exercise, the Independent Co-ordinator concluded that the Company took the assessment exercise seriously. As regards the corporate governance principle that there should be separation in the roles of the Chairman and CEO, the Independent Co-ordinator opined that: "Based on my observations as Independent Co-ordinator, I believe the Board has adequately addressed the safeguard in Principle 3 and Guideline 3.1 of the Code."

The board assessment exercise provided an opportunity to obtain constructive feedback from each director on whether the board's procedures and processes allowed him to discharge his duties effectively and the changes which should be made to enhance the effectiveness of the board as a whole. The assessment exercise also helped the directors to focus on their key responsibilities. The individual director assessment exercise allowed for peer review with a view to raising the quality of board members. It also assisted the Nominating Committee in determining whether to re-nominate directors who were due for retirement at the next annual general meeting, and in determining whether directors with multiple board representations were nevertheless able to and had adequately discharged their duties as directors of the Company.

Access to information

Principle 6: Board members to have complete, adequate and timely information

As a general rule, board papers are required to be sent to directors at least seven days before the board meeting so that the members may better understand the matters prior to the board meeting and discussion may be focused on questions that the board has about the board papers. However, sensitive matters may be tabled at the meeting itself or discussed without any papers being distributed. Managers who can provide additional insight into the matters at hand would be present at the relevant time during the board meeting. The directors are also provided with the names and contact details of the Company's senior management and the Company Secretary to facilitate direct access to senior management and the Company Secretary.

The Company fully recognises that the continual flow of relevant information on an accurate and timely basis is critical for the board to be effective in the discharge of its duties. Management is therefore expected to provide the board with accurate information in a timely manner concerning the Company's progress or shortcomings in meeting its strategic business objectives or financial targets and other information relevant to the strategic issues facing the Company.

Management also provides the board members with management accounts on a monthly basis. Such reports keep the board informed, on a balanced and understandable basis, of the Group's performance, financial position and prospects and consist of the consolidated profit and loss accounts, analysis of sales, operating profit, pre-tax and attributable profit by major divisions compared against the budgets, together with explanation given for significant variances for the month and year-to-date.

The Company Secretary administers, attends and prepares minutes of board proceedings. She assists the Chairman to ensure that board procedures (including but not limited to assisting the Chairman to ensure the timely and good information flow to the board and board committees, and between senior management and the non-executive directors, and facilitating orientation and assisting in the professional development of the directors) are followed and regularly reviewed to ensure effective functioning of the board, and that the Company's memorandum and articles of association and relevant rules and regulations, including requirements of the Companies Act, Securities & Futures Act, and Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX") are complied with. She also assists the Chairman and the board to implement and strengthen corporate governance practices and processes with a view to enhancing long-term shareholder value. She is also the primary channel of communication between the Company and the SGX.

The appointment and removal of the Company Secretary are subject to the approval of the board.

Subject to the approval of the Chairman, the directors, whether as a group or individually, may seek and obtain independent professional advice to assist them in their duties, at the expense of the Company.

Remuneration matters

Principle 7: Formal and transparent procedure for developing policy on executive remuneration and for fixing remuneration packages of individual directors

Principle 8: Remuneration of directors should be adequate but not excessive

Principle 9: Disclosure on remuneration policy, level and mix of remuneration, and procedure for setting remuneration

Remuneration Committee

The Remuneration Committee comprises entirely non-executive directors, three out of four of whom (including the Chairman) are independent; namely:

Mr Sven Ullring	Chairman
Tsao Yuan Mrs Lee Soo Ann	Member
Mr Leung Chun Ying	Member
Mr Tow Heng Tan	Member

The Remuneration Committee is responsible for ensuring a formal and transparent procedure for developing policy on executive remuneration and for fixing the remuneration packages of individual directors and senior management. The Remuneration Committee assists the board to ensure that remuneration policies and practices are sound in that they are able to attract, retain and motivate without being excessive, and thereby maximise shareholder value. The Remuneration Committee recommends to the board for endorsement a framework of remuneration (which covers all aspects of remuneration including directors' fees, salaries, allowances, bonuses, options and benefits in kind) and the specific remuneration packages for each director and the Executive Chairman. The Remuneration Committee also reviews the remuneration of senior management and administers the KCL Share Option Scheme.

The Committee has access to expert advice in the field of executive compensation outside the Company where required.

Annual remuneration report

Policy in respect of Non-executive Directors' remuneration

The non-executive directors are paid directors' fees, the amount of which is dependent on their level of responsibilities. Each non-executive director is paid a basic fee. In addition, non-executive directors who perform additional services through board committees are paid an additional fee for such services. The members of the Audit, Board Risk, and Executive Committees are paid a higher fee than the members of the other board committees because of their heavier responsibility. The Chairman of each board committee is also paid a higher fee compared with members of the committee in view of the greater responsibility carried by that office. Executive Directors are not paid any directors' remuneration. The amount of directors' fees payable to non-executive directors is subject to shareholders' approval at the Company's annual general meetings. The framework for determining director's fees for non-executive directors is as follows:

			Ratio to Retainer of $40,000
Non-executive director		$40,000 per annum	1.00
Audit, Board Risk & Executive Committees	Chairman	$30,000 per annum	0.75
	Member	$15,000 per annum	0.38
Remuneration, Nominating &	Chairman	$15,000 per annum	0.38
Board Safety Committees	Member	$7,500 per annum	0.19

At the forthcoming extraordinary general meeting to be held on 27 April 2007 (the "EGM"), the board, at the Remuneration Committee's recommendation, will be proposing that the remuneration of the non-executive directors be made partly by way of directors' fees in cash and partly in a fixed number of shares ("Remuneration Shares"). The board believes that the incorporation of an equity component in the total remuneration of the non-executive directors would achieve the objective of aligning the interests of the non-executive directors with those of the shareholders and the long term interests of the Company. If approved by the shareholders, the Company will be able to compensate the non-executive directors in the form of shares in the Company in addition to directors' fees in cash. For the financial year ended 31 December 2006, the Company is proposing to procure the purchase from the market of 8,000 shares in the Company solely for the purpose of the delivery of 1,000 shares to each non-executive director as part of directors' remuneration. This proposal will also be subject to shareholders' approval at the EGM. The number of Remuneration Shares to be awarded may be reviewed from time to time for subsequent financial years but any change is not expected to be significant.

Remuneration policy in respect of Executive Directors and other Key Executives

The Company advocates a performance-based remuneration system that is highly flexible and responsive to the market, Company's, business unit's and individual employee's performance.

The total remuneration mix comprises three key components; that is, annual fixed cash, annual performance incentive and long-term incentive. The annual fixed cash component comprises the annual basic salary plus any other fixed allowances. The annual performance incentive is tied to the Company's, business unit's and individual employee's performance, inclusive of a portion which is tied to EVA performance[1]. The long-term incentive is in the form of share options which are granted based on the individual's performance and contribution.

The compensation structure is designed such that to stay competitive and relevant, the Company benchmarks its annual fixed salary at the market median with the variable compensation being strictly performance-driven. More emphasis is placed on the "pay-at-risk" compensation as an employee moves up the corporate ladder, with increasing percentage on long-term incentive. This allows the Company to better align executive compensation towards shareholders' value creation.

The executive directors participate in a long-term incentive scheme in the form of the KCL Share Option Scheme, details of which are set out in pages 156, 157, 174 and 175.

Level and mix of remuneration of Directors and Key Executives (who are not also Directors) for the year ended 31 December 2006

The level and mix of each of the directors' remuneration, and that of each of the key executives (who are not also directors), in bands of $250,000 are set out below:

	Base/ Fixed Salary	Variable or Performance-Related Income/ Bonuses	Directors' Fees	Benefits-in-Kind	Options Granted	Share Remuneration Shares[5]
Remuneration Band & Name of Director						
Abv $7,250,000 to $7,500,000						
Lim Chee Onn	16%	74%	–	n.m.[2]	10%	–
Abv $5,250,000 to $7,250,000						
Nil						
Abv $5,000,000 to $5,250,000						
Choo Chiau Beng	16%	73%	–	n.m.[2]	11%	–
Abv $4,000,000 to $5,000,000						
Nil						
Abv $3,750,000 to $4,000,000						
Teo Soon Hoe	21%	65%	–	n.m.[2]	14%	–
$250,000 to $3,750,000						
Nil	–	–		–	–	
Below $250,000						
Tony Chew Leong-Chee			80%			20%
Lim Hock San			85%			15%
Sven Ullring			81%			19%
Tsao Yuan Mrs Lee Soo Ann			78%			22%
Leung Chun Ying			73%			27%
Oon Kum Loon (Mrs)			86%			14%
Tow Heng Tan			81%			19%
Yeo Wee Kiong			80%			20%
Remuneration Band & Name of Key Executive						
Abv $2,250,000 to $2,500,000						
Koh Ban Heng	25%	53%	–	n.m.[2]	22%[3]	–
Abv $2,000,000 to $2,250,000						
Tong Chong Heong	27%	54%	–	n.m.[2]	19%	–
Wong Kingcheung, Kevin	39%	49%	–	n.m.[2]	12%[4]	–
Abv $1,000,000 to $2,000,000						
Nil						
Abv $750,000 to $1,000,000						
Lam Kwok Chong	32%	33%	–	n.m.[2]	35%	–
Ong Tiong Guan	38%	22%	–	n.m.[2]	40%	–
Chua Chee Wui	31%	52%	–	n.m.[2]	17%	–

Notes:

1 A portion of the annual performance incentive is tied to EVA performance whereby one third from current year EVA and one third from accrued EVA bank is paid out provided EVA remains positive. The balance two thirds will be accrued as EVA Bank and this bank is at risk and can become negative should EVA performance be adversely impacted.

2 n.m. – not material.

3 Received Singapore Petroleum Company Restricted Shares.

4 Received Keppel Land Limited Share Options.

5 Estimated value based on KCL shares' closing price of $17.60 on the last trading day of FY 2006.

Remuneration of employees who are immediate family members of a Director or the Executive Chairman
No employee of the Company and its subsidiaries was an immediate family member of a director or the Executive Chairman and whose remuneration exceeded $150,000 during the financial year ended 31 December 2006. "Immediate family member" means a spouse, child, adopted child, step-child, brother, sister or parent.

Details of the KCL Share Option Scheme
The KCL Share Option Scheme ("Scheme"), which has been approved by shareholders of the Company, is administered by the Remuneration Committee. Please refer to pages 156, 157, 174 and 175 for details on the Scheme.

Accountability and audit
Principle 10: The board should present a balanced and understandable assessment of the Company's performance, position and prospects
Principle 11: Establishment of Audit Committee with written terms of reference
The board is responsible for providing a balanced and understandable assessment of the Company's performance, position and prospects, including interim and other price sensitive public reports, and reports to regulators (if required). Management provides all members of the board with management accounts which present a balanced and understandable assessment of the Company's performance, position and prospects on a monthly basis.

The board has embraced openness and transparency in the conduct of the Company's affairs, whilst preserving the commercial interests of the Company. Financial reports and other price sensitive information are disseminated to shareholders through announcements via SGXnet to the SGX, press releases, the Company's website, and public webcast and media and analyst briefings. The Company's Summary Financial Report is sent to all shareholders and its Annual Report is available on request and accessible on the Company's website.

Management provides all board members with management accounts on a monthly basis. Such reports keep the board members informed of the Group's performance, position and prospects and consist of the consolidated profit and loss accounts, analysis of sales, operating profit, pre-tax and attributable profit by major divisions compared against the respective budgets, together with explanations for significant variances for the month and year-to-date.

Audit Committee
The Audit Committee comprises the following non-executive directors, all of whom are independent:

Mr Lim Hock San	Chairman
Mr Tony Chew Leong-Chee	Member
Mrs Oon Kum Loon	Member

Mr Lim Hock San and Mrs Oon Kum Loon have accounting and related financial management expertise and experience. The board considers Mr Tony Chew as having sufficient financial management knowledge and experience to discharge his responsibilities as a member of the Committee.

The Audit Committee's main role is to assist the board to ensure integrity of financial reporting and that there is in place sound internal control systems. The Committee's terms of reference are set out on page 58 herein.

The Audit Committee has explicit authority to investigate any matter within its terms of reference, full access to and co-operation by management and full discretion to invite any director or executive officer to attend its meetings, and reasonable resources to enable it to discharge its functions properly. The Company has an internal audit team and together with the external auditors, report independently their findings and recommendations to the Audit Committee.

The Audit Committee met with the external auditors and with the internal auditors five times during the year, one of which was conducted without the presence of the management.

During the year, the Audit Committee performed independent review of the financial statements of the Company before the announcement of the Company's quarterly and full-year results. In the process, the Committee reviewed the key areas of management judgment applied for adequate provisioning and disclosure, critical accounting policies and any significant changes made that would have a great impact on the financials.

The Audit Committee also reviewed and approved both the Group internal auditor's and external auditor's plans to ensure that the plans covered sufficiently in terms of audit scope in reviewing the significant internal controls of the Company. Such significant controls comprise financial, and operational and compliance controls. All audit findings and recommendations put up by the internal and the external auditors were forwarded to the Audit Committee. Significant issues were discussed at these meetings.

In addition, the Audit Committee undertook a review of the independence and objectivity of the external auditors through discussions with the external auditors as well as reviewing the non-audit fees awarded to them, and has confirmed that the non-audit services performed by the external auditors would not affect their independence.

The Committee also reviewed the adequacy of the internal audit function and is satisfied that the team is adequately resourced and has appropriate standing within the Company.

The Committee also reviewed the "Keppel: Whistle-Blower Protection Policy" (the "Policy") which provides for the mechanisms by which employees and other persons may, in confidence, raise concerns about possible improprieties in financial reporting or other matters, and was satisfied that arrangements are in place for the independent investigation of such matters and for appropriate follow-up action. Following the launch of the Policy, a set of guidelines which was reviewed by the Audit Committee and approved by the board, was issued to assist the Audit Committee in managing allegations of fraud or other misconduct which may be made pursuant to the Policy, so that:

- investigations are carried out in an appropriate and timely manner;
- administrative, disciplinary, civil and/or criminal actions that are initiated following completion of investigations, are appropriate, balanced, and fair; and
- action is taken to correct the weaknesses in the existing system of internal processes and policies which allowed the perpetration of the fraud and/or misconduct, and to prevent a recurrence.

On a quarterly basis, the management reports to the Audit Committee the interested person transactions ("IPTs") in accordance with the Company's Shareholders' Mandate for IPT. The IPTs were reviewed by the internal auditors. All findings were reported during Audit Committee meetings.

Internal controls and risk management
Principle 12: Sound system of internal controls
The Company's approach to risk management and internal control is set out in the "Operating and Financial Review" section on pages 139 and 140 of this Annual Report.

The Company's internal and external auditors conduct an annual review of the effectiveness of the Company's material internal controls, including financial, operational and compliance controls, and risk management. Any material non-compliance or failures in internal controls and recommendations for improvements are reported to the Audit Committee. The Audit Committee also reviews the effectiveness of the actions taken by the management on the recommendations made by the internal and external auditors in this respect.

During the year, the Audit Committee reviewed the effectiveness of the Company's internal control procedures and was satisfied that the Company's internal controls are adequate to meet the needs of the Company in its current business environment.

Board Risk Committee

In 2004, as part of the effort to further strengthen the Company's risk management processes, a Board Risk Committee was formed to assist the board in examining the effectiveness of the Group's risk management system to ensure that a robust risk management system is maintained. The Committee reviews and guides management in the formulation of risk policies and processes to effectively identify, evaluate and manage significant risks, and discusses risk management strategies with management. The Committee reports to the board on material findings and recommendations in respect of significant risk matters. The detailed terms of reference of this Committee is disclosed on page 58 herein.

The Board Risk Committee is made up of three independent directors (including the Chairman) and a non-executive Director who is independent of management. Mrs Oon Kum Loon was appointed Chairman of the Committee because of her wealth of experience in the area of risk management. Prior to serving as Chief Financial Officer in the Development Bank of Singapore (DBS), she was the Managing Director & Head of Group Risk Management, responsible for the development and implementation of a Group-wide integrated risk management framework for the DBS Group. Mr Lim Hock San, who is the Chairman of the Audit Committee that reviewed risk management processes prior to the setting up of the Board Risk Committee, is the second member of the Board Risk Committee. The third member is Mr Tow Heng Tan who has deep management experience from his extensive career spanning the management consultancy, investment banking and stock-broking industries. The fourth member is Mr Yeo Wee Kiong who is the Managing Director of Yeo Wee Kiong Law Corporation. Mr Yeo sits on the boards of several companies (listed and non-listed) and has vast experience in the corporate world and wide knowledge ranging from engineering, finance and law.

Internal audit

Principle 13: Independent internal audit function

The role of the internal auditors is to assist the Audit Committee to ensure that the Company maintains a sound system of internal controls by regular monitoring of key controls and procedures and ensuring their effectiveness, undertaking investigations as directed by the Audit Committee, and conducting regular in-depth audits of high risk areas. The Company's internal audit functions are serviced in-house ("Group Internal Audit").

Staffed by suitably qualified executives, Group Internal Audit has unrestricted direct access to the Audit Committee. The Head of Group Internal Audit's primary line of reporting is to the Chairman of the Audit Committee, although she reports administratively to the Executive Chairman of the Company.

As a corporate member of the Singapore branch of the Institute of Internal Auditors Incorporated, USA ("IIA"), Group Internal Audit is guided by the Standards for the Professional Practice of Internal Auditing set by the IIA. These standards consist of attribute standards, performance standards and implementation standards.

During the year, Group Internal Audit adopted a risk-based auditing approach that focuses on material internal controls, including financial, operational and compliance controls. Audits were carried out on all significant business units in the Company, inclusive of limited review performed on dormant and inactive companies. All Group Internal Audit's reports are submitted to the Audit Committee for deliberation with copies of these reports extended to the Executive Chairman and the relevant senior management officers. In addition, internal audit's summary of findings and recommendations are discussed at the Audit Committee meetings.

Communication with shareholders

Principle 14: Regular, effective and fair communication with shareholders

Principle 15: Greater shareholder participation at Annual General Meetings

In addition to the matters mentioned above in relation to "Access to Information/Accountability", the Company's Group Corporate Communications Department (with assistance from the Group Finance and Group Legal Departments, when required) regularly communicates with shareholders and receives and attends to their queries and concerns.

Material information is disclosed in a comprehensive, accurate and timely manner via SGXnet and the press. To ensure a level playing field and provide confidence to shareholders, unpublished price sensitive information are not selectively disclosed, and on the rare occasion when such information are inadvertently disclosed, they are immediately released to the public via SGXnet and the press.

Shareholders are informed of shareholders' meetings through notices published in the newspapers and reports or circulars sent to all shareholders. Shareholders are invited at such meetings to put forth any questions they may have on the motions to be debated and decided upon. If any shareholder is unable to attend, he is allowed to appoint up to two proxies to vote on his behalf at the meeting through proxy forms sent in advance.

At shareholders' meetings, each distinct issue is proposed as a separate resolution. The Chairman of each board committee is required to be present to address questions at the annual general meeting. External auditors are also present at such meeting to assist the directors to address shareholders' queries, if necessary.

The Company is not implementing absentia voting methods such as voting via mail, e-mail or fax until security, integrity and other pertinent issues are satisfactorily resolved.

The Company Secretary prepares minutes of shareholders' meetings, which incorporates substantial comments or queries from shareholders and responses from the board and management. These minutes are available to shareholders upon their requests.

Securities transactions

Insider Trading Policy

The Company has a formal Insider Trading Policy on dealings in the securities of the Company and its listed subsidiaries, which sets out the implications of insider trading and guidance on such dealings. The policy has been distributed to the Group's directors and officers. It has also adopted the Best Practices Guide on Dealings in Securities issued by the SGX. In line with Best Practice Guide on Dealing in Securities issued by the SGX, the Company issues circulars to its directors and officers informing that the Company and its officers must not deal in listed securities of the Company one month before the release of the full-year results and two weeks before the release of quarterly results, and if they are in possession of unpublished price-sensitive information.

APPENDIX

Board Committees – Terms of reference

A. Executive Committee

(1) Consider and, if deemed fit, approve investments, acquisitions and disposal of assets of the Company and its subsidiaries which are above $10 million or 10% of the net tangible assets (whichever is the lower) of the respective companies but less than $100 million.

(2) Consider and recommend to the Board proposed investments, acquisitions and disposal of assets of the Company and its subsidiaries which are $100 million or above.

(3) Consider and recommend to the Board proposed investments and acquisitions of the Company and its subsidiaries which do not fall within the Company's core businesses but which are considered strategic investments for the long-term prospects of the Company.

(4) Consider and, if deemed fit, approve capital equipment purchases and leases of the Company and its subsidiaries which are above $10 million but less than $100 million.

(5) Consider and recommend to the Board on proposed capital equipment purchases and leases of the Company and its subsidiaries which are above $100 million.

(6) Consider and, if deemed fit, approve performance bonds and guarantees to be furnished by the Company or its subsidiaries which are above $10 million but less than $100 million.

(7) Consider and recommend to the Board on proposed performance bonds and guarantees to be furnished by the Company or its subsidiaries which are above $100 million.

(8) Consider and, if deemed fit, approve loans to companies within the Keppel Group of an amount exceeding $30 million but up to $100 million.

(9) Consider and, if deemed fit, approve foreign exchange transactions for companies within the Keppel Group of an amount exceeding $100 million but up to $200 million.

(10) In relation to matters which require the approval of this Committee pursuant to other provisions of these terms of reference, approve the affixation of the Common Seal onto any legal document in accordance with the Company's Articles of Association.

(11) Approve the banks in Singapore and overseas with which the Company may transact.

(12) Approve the establishment and registration of local and foreign offices of the Company.

(13) Carry out such other functions as may be delegated to it by the Board.

(14) Sub-delegate any of its powers within its terms of reference as listed above, from time to time, as this Committee may deem fit.

Matters arising at meetings of the Executive Committee shall be decided by a simple majority of votes including the affirmative vote of at least one member who is an independent director.

B. Audit Committee

(1) Examine the effectiveness of the group's internal control system, including financial, operational and compliance controls, to ensure that a sound system of internal controls is maintained.

(2) Review audit plans and reports of the external auditors and internal auditors, and consider the effectiveness of actions or policies taken by Management on the recommendations and observations.

(3) Review financial statements and formal announcements relating to financial performance, and review significant financial reporting issues and judgements contained in them, to ensure integrity of such statements and announcements.

(4) Review the independence and objectivity of the external auditors annually.

(5) Review the nature and extent of non-audit services performed by the auditors.

(6) Meet with external auditors and internal auditors, without the presence of Management, at least annually.

(7) Make recommendations to the Board on the appointment, re-appointment and removal of the external auditor, and approve the remuneration and terms of engagement of the external auditor.

(8) Review the effectiveness of the Company's internal audit function.

(9) Ensure that the internal audit function is adequately resourced and has appropriate standing within the company, at least annually.

(10) Review arrangements by which employees of the Company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters, to ensure that arrangements are in place for the independent investigation of such matters and for appropriate follow up action.

(11) Review interested person transactions.

(12) Investigate any matters within the Audit Committee's purview, whenever it deems necessary.

(13) Report to the Board on material matters, findings and recommendations.

(14) Perform such other functions as the Board may determine.

(15) Sub-delegate any of its powers within its terms of reference as listed above from time to time as this Committee may deem fit.

C. Board Risk Committee

(1) Review and guide the group in formulating its risk policies.

(2) Discuss risk mitigation strategies with Management.

(3) Examine the effectiveness of the group's risk management system to ensure that a robust risk management system is maintained.

(4) Review and guide in establishing a process to effectively identify, evaluate and manage significant risks.

(5) Review risk limits where applicable.

(6) Review the group's risk profile periodically.

(7) Provide a forum for discussion on risk issues.

(8) Report to the Board on material matters, findings and recommendations.

(9) Perform such other functions as the Board may determine.

(10) Sub-delegate any of its powers within its terms of reference as listed above from time to time as this Committee may deem fit.

D. Nominating Committee

(1) Recommend to the Board the appointment/re-appointment of directors.

(2) Annual review of skills required by the Board, and the size of the Board.

(3) Annual review of independence of each director, and to ensure that the Board comprises at least one-third independent directors.

(4) Decide, where a director has multiple board representation, whether the director is able to and has been adequately carrying out his duties as director of the Company.

(5) Decide how the Board's performance may be evaluated, and propose objective performance criteria to assess effectiveness of the Board as a whole and the contribution of each director.

(6) Annual assessment of the effectiveness of the Board as a whole and individual directors

(7) Review succession plan.

(8) Sub-delegate any of its powers within its terms of reference as listed above, from time to time, as this Committee may deem fit.

E. Remuneration Committee

(1) Recommend to the Board a framework of remuneration for board members and key executives.

(2) Determine the specific remuneration packages for each director and the chief executive officer (if the chief executive officer is not an executive director).

(3) Decide the early termination compensation (if any) of directors.

(4) Consider whether directors should be eligible for benefits under long-term incentive schemes (including weighing the use of share schemes against the other types of long-term incentive scheme)

(5) Review the terms, conditions and remuneration of the senior management.

(6) Administer the Company's employee share option scheme (the "KCL Share Option Scheme") in accordance with the rules of the scheme.

(7) Grant share options under the KCL Share Option Scheme as this Committee may deem fit.

(8) Sub-delegate any of its powers within its terms of reference as listed above, from time to time, as this Committee may deem fit.

Save that a member of this Committee shall not be involved in the deliberations in respect of any remuneration, compensation, options or any form of benefits to be granted to him.

F. Board Safety Committee

a. General Principles

(1) The Board Safety Committee (the "BSC") is a committee of the board of directors of Keppel Corporation Limited ("Keppel").

(2) The BSC is formed to assist in enhancing the Keppel Group's commitment to work safety in the work places of its member companies.

(3) The objective of the BSC is to assist in fostering and sustaining a first-world safety culture in the Keppel Group. This will involve efforts which would span the long term and would emphasise key fundamentals.

(4) A sub-objective of the BSC is to assist member companies in their compliance to the standards required of the newly enacted WHSA.

(5) The BSC may, in consultation with the Chairman of the Board, engage third party OSH professionals from time to time to assist in the discharge of any aspect of the committee's function.

(6) The BSC shall be supported by an adequate support administration staff as may be required.

b. Scope of Coverage

(1) The BSC should assist member companies in reviewing and setting policies, guidelines, directions and appropriate incentives to nurture and sustain a first world safety culture within the Keppel Group.

(2) The BSC should examine with the management of the member companies as to whether the safety functions in the respective member companies are adequately resourced (in terms of number, qualification and budget), vested with appropriate standing within the companies, and with the systems to reasonably ensure that they are able to adhere to the three primary elements of risk management. The three elements are:

- Assessment of risks before commencement of work ("Risk Assessment");
- Elimination of identified risks ("Risk Elimination"); and
- Minimisation of identified risks where such risks cannot be eliminated ("Risk Minimisation").

(3) The BSC's focus will be to:

- enquire as to whether due processes, checks and balances and audit protocols are in place in member companies in respect of OSH management;
- ensure that internal processes are in place to enable the BSC to conduct reviews and to be updated by the management of the member companies or appropriate external specialists;
- assist in ensuring that proper processes are in place in each member company to ensure that the safety functions in the respective member companies are adequately resourced (in terms of number, qualification and budget), vested with appropriate standing within the organisation, and with the systems to reasonably discharge their work safety obligations;
- assist in putting measures in place to bench mark the member companies' OSH management systems against industry best practices;
- ensure that safety personnel or managers with safety responsibility have unencumbered and unfettered reporting lines to the CEO of member companies, notwithstanding that operationally, the safety function has a reporting line to the Head of Operations; and
- assist in putting in place proper processes towards ensuring that information on safety risks are disseminated to all affected persons, and that employees and contractors are properly trained and supervised.

(4) In connection with the above, the BSC should also examine with the management of the member companies as to whether the secondary elements of work safety – such as keeping work force and others informed; keeping adequate records; and sustaining ongoing training are property addressed.

(5) The BSC may consider proposals by member companies on changes, either in part or in whole, to their OSH management systems and/or work safety related matters.

(6) The BSC may carry out such investigations into any work safety related matters as the BSC may deem fit.

(7) In connection with a(4), and as a start, each of the member companies of the Keppel Group shall be advised to perform a self evaluation as to their existing OSH management systems and for each of these member companies to deliver the outcome of their self evaluation as soon as practicable, but not later than 15 July 2006.

c. General Provisions

(1) The BSC may sub-delegate any of its powers within its terms of reference as listed above from time to time as it may deem fit.

(2) The BSC shall report to the Board on material matters, findings and recommendations.

(3) The BSC shall perform such other functions as the Board may determine and may invite any person who is not a director of KCL Group to be part of the BSC either on an ad-hoc basis or for a term of time.

Nature of current directors' appointments and membership on board committees

		Committee Membership					
Director	Board Membership	Audit	Executive	Nominating	Remuneration	Risk	Safety
Lim Chee Onn	Executive Chairman	–	Chairman	–	–	–	Member
Tony Chew Leong-Chee	Lead Independent Director	Member	Member	–	–	–	–
Lim Hock San	Independent	Chairman	Member	–	–	Member	–
Sven Bang Ullring	Independent	–	–	Chairman	Chairman	–	Member
Tsao Yuan Mrs Lee Soo Ann	Independent	–	–	Member	Member	–	Member
Leung Chun Ying	Independent	–	–	–	Member	–	–
Oon Kum Loon (Mrs)	Independent	Member	Member	Member	–	Chairman	–
Tow Heng Tan	Non–Independent & Non-Executive	–	Member	–	Member	Member	–
Yeo Wee Kiong	Independent	–	–	–	–	Member	Chairman
Choo Chiau Beng	Senior Executive Director	–	Member	–	–	–	–
Teo Soon Hoe	Senior Executive Director & Group Finance Director	–	Member	–	–	–	–

Board performance

Evaluation processes

Board

Each board member is required to complete a Board Evaluation Questionnaire and send the questionnaire direct to the Independent Co-ordinator ("IC") within five working days. An "Explanatory Note'" is attached to the questionnaire to clarify the background, rationale and objectives of the various performance criteria used in the Board Evaluation Questionnaire with the aim of achieving consistency in the understanding and interpretation of the questions. Based on the returns from each of the directors, the Independent Co-ordinator prepares a consolidated report and briefs the Chairman of the Nominating Committee ("NC") on the report. Thereafter, the IC presents the report for discussion at a meeting of the non-executive directors ("NEDs"), chaired by the Lead Independent Director. Following the NED meeting, the IC will, together with the Chairman of the NC, brief the Chairman of the board on the report and the recommendations of the NEDs. The IC will thereafter present the report to the board together with the recommendations of the NEDs for discussion on the changes which should be made to help the board discharge its duties more effectively.

Individual Directors
The Board differentiates the assessment of an executive director from that of a non-executive director ("NED").

In the case of the assessment of the individual executive director, each NED is required to complete the executive directors' assessment form and send the form directly to the IC within five working days. It is emphasised that the purpose of the assessment is to assess each of the executive directors on their respective performance on the board (as opposed to their respective executive performance). The executive directors are not required to perform a self, nor a peer, assessment. Based on the returns from each of the NEDs, the IC prepares a consolidated report and briefs the Chairman of the Nominating Committee ("NC") on the report. Thereafter, the IC presents the report for discussion at a meeting of the non-executive directors ("NEDs"), chaired by the Lead Independent Director. Following the NED meeting, the IC will, together with the Chairman of the NC, brief the Chairman of the board on the report and the recommendations of the NEDs. The IC will thereafter present the report to the board together with the recommendations of the NEDs. The Chairman of the NC will thereafter meet with the executive directors individually to provide the necessary feedback on their respective board performance with a view to improving their board performance and shareholder value.

As for the assessment of the performance of the NEDs, each director (both NEDs and executive directors) is required to complete the NEDs' assessment form and send the form directly to the IC within five working days. Each NED is also required to perform a self-assessment in addition to a peer assessment. Based on the returns, the IC prepares a consolidated report and briefs the Chairman of the NC on the report. Thereafter, the IC presents the report for discussion at a meeting of the NEDs, chaired by the Lead Independent Director. Following the NED meeting, the IC will, together with the Chairman of the NC, brief the Chairman of the board on the report and the recommendations of the NEDs. The IC will thereafter present the report to the board together with the recommendations of the NEDs. The Chairman of the NC will thereafter meet with the NEDs individually to provide the necessary feedback on their respective board performance with a view to improving their board performance and shareholder value.

Chairman
The Chairman Evaluation Form is completed by each NED and sent directly to the IC within five working days. Based on the returns, the IC prepares a consolidated report and briefs the Chairman of the NC on the report. Thereafter, the IC presents the report for discussion at a meeting of the NEDs, chaired by the Lead Independent Director. Following the NED meeting, the IC will, together with the Chairman of the NC, brief the Chairman of the board on the report and the recommendations of the NEDs. The IC will thereafter present the report to the board together with the recommendations of the NEDs.

Performance criteria
The performance criteria for the board evaluation are in respect of the board size and composition, board independence, board processes, board information and accountability, board performance in relation to discharging its principal functions, board committee performance in relation to discharging their responsibilities set out in their respective terms of reference, and financial targets which includes return on capital employed, return on equity, debt/equity ratio, dividend pay-out ratio, economic value added, earnings per share, and total shareholder return (i.e., dividend plus share price increase over the year).

The individual director's performance criteria are categorised into five segments; namely, (1) interactive skills (under which factors as to whether the director works well with other directors, and participates actively are taken into account); (2) knowledge (under which factors as to the director's industry & business knowledge, functional expertise, whether he provides valuable inputs, his ability to analyse, communicate & contribute to the productivity of meetings, and his understanding of finance and accounts are taken into consideration; (3) director's duties (under which factors as to the director's board committee work contribution, whether the director takes his role of director seriously & works to further improve his own performance, whether he listens and discusses objectively & exercises independent judgment, and meeting preparation are taken into consideration); (4) availability (under which the director's attendance at board and board committee meetings, whether he is available when needed, and his informal contribution via e-mail, telephone, written notes etc are considered, and (5) overall contribution, bearing in mind that each director was appointed for his/her strength in certain areas which, taken together with the skill sets of the other directors, provides the board with the required mix of skills and competencies.

The assessment of the Chairman of the board is based on his ability to lead, whether he established proper procedures to ensure the effective functioning of the board, whether he ensured that the time devoted to board meetings were appropriate (in terms of number of meetings held a year and duration of each board meeting) for effective discussion and decision-making by the board, whether he ensured that information provided to the board was adequate (in terms of adequacy and timeliness) for the board to make informed and considered decisions, whether he guides discussions effectively so that there is timely resolution of issues, whether he ensured that meetings are conducted in a manner that facilitates open communication and meaningful participation, and whether he ensured that board committees are formed where appropriate, with clear terms of reference, to assist the board in the discharge of its duties and responsibilities.

Clear, consistent and timely communication helps our investors make informed decisions.

At Keppel Corporation, we are proactive in our investor relations approach through frequent and regular communications with our investors and analysts globally.

Our dedicated investor relations team, together with Keppel Corporation's senior management and business unit heads, meets members of the investing community throughout the year, both in Singapore and overseas. The keen interest in the global marketplace of our company generated an even higher level of investor activities in 2006. We held 125 face-to-face meetings with prospective and existing institutional investors for the year.

Amid the buoyancy of the industries that we operate in and the several milestone business developments, we continued to sustain a loyal following among overseas fund managers last year. For this reason, our senior management went on non-deal roadshows to the US, UK, Japan and Hong Kong to meet shareholders and keep them informed of key developments, strategic directions and long-term plans to drive growth.

To give our investors more intimate insights into our business units and operations, we facilitated meetings with senior management of our key subsidiaries. In particular, several investors, from the UK, Norway, the US and Hong Kong visited our shipyards to view our rigbuilding operations and facilities. Many of our investors and analysts also have access to the senior management of our subsidiaries at various functions, from vessel-naming to arts and charity events sponsored by the Group.

On top of these forms of investor outreach, our management and investor relations team also actively engage overseas investors through conference calls. These sessions help us clarify issues that the investors have on developments as well as provide platforms for in-depth discussions on our strategies.

Our investor communications help our shareholders understand the intrinsic value of our businesses, growth drivers and the qualities that enable us to rise beyond the challenges in the competitive landscape. In turn, these help to further raise the awareness and prominence of Keppel Corporation to the investing public, especially the international institutions.

Our drive to provide transparent and appropriate disclosure has won the confidence of our institutional shareholders. They collectively own more than three-quarters of our issued shares.

We have established channels that allow us to reach more stakeholders effectively. Our quarterly presentations are webcast 'live' and these webcast sessions are accessible to all members of the public. These serve as purposeful platforms for senior management to discuss our performance and business outlook. The webcast has a 'live' interactive format, enabling local and overseas stakeholders to post questions to management through the Internet.

In addition, we believe in supporting the needs of retail shareholders through our partnership with the Securities Investors Association of Singapore (SIAS). As a corporate sponsor of their Investor Education Programme, we have supported their seminars which have been instrumental in educating retail investors and strengthening their investment decision-making processes.

Our belief in transparent and timely communications was put into action when we clinched the landmark $1.7 billion infrastructure contract in Qatar in October 2006. On the same day we signed the contract to build the Middle East's largest domestic solid waste management facility, we provided comprehensive information on the plant's design and contract details.

Subsequently, we organised a media and analyst conference where management discussed the contract as well as explained its significance. A recording of the event was also posted on the Internet on the same day.

As Keppel continues to grow, we believe such timely and transparent communications will serve the interests of investors well.


Keppel





Our investors gain insights into our business operations through yard visits. Apart from this, the press and analyst conference is one of the platforms that allows our management and business unit heads to interact with the investing community.

At the presentation of the Qatar integrated solid waste treatment facility, KIE Chief Executive Officer Chua Chee Wui shared with the analysts on how the company competed against some of the best international firms in the tender and that securing that contract endorsed Keppel's proven state-of-the-art technologies and project management expertise. KIE is continuing to set its sights on the Middle East to secure more projects, and will leverage its established track record in offering both its water and thermal waste treatment solutions to clients in that region.





Recognition

We were ranked among the best of Singapore-listed companies in investor relations at the seventh SIAS Investors' Choice Awards. Keppel Corporation won the prestigious Golden Circle Award for being the overall winner in the Most Transparent Company categories for multi-industry/conglomerate companies as well as those with market capitalisation exceeding $1 billion.

We were also recognised for being among the best in transparency among Singapore-listed companies in The Business Times Corporate Transparency Index, as well as by the Hewitt Best Managed Boards in Singapore Awards.

Keppel Corporation's share price had a sterling performance in 2006. In absolute terms, it gained 60% to close at $17.60 at the end of the year. This outperformed the Straits Times Index's improvement of 27% for 2006.

Our Total Shareholder Return for the year was 65.3%, compared to 32.5% in 2005.

Beyond our financial achievements, Keppel is recognised for our business excellence.

Corporate governance and transparency

Securities Investors Association of Singapore
7th Investors' Choice Awards
Keppel Corporation

- Golden Circle Award, for being the overall winner of the Most Transparent Company Award
- Winner, Most Transparent Company Award for Multi-Industry/Conglomerate category
- Winner, Most Transparent Company Award for companies with market capitalisation exceeding $1 billion
- First runner-up, Singapore Corporate Governance Award

Keppel Land

- Runner-up, Most Transparent Company Award for Property category

Singapore Petroleum Company

- Merit, Singapore Corporate Governance Award

Business Times Corporate Transparency Index

- Keppel Corporation, Keppel Land and Keppel T&T were ranked ninth, third and twelfth respectively out of 621 Singapore-listed companies for the level, quality and timeliness of disclosures

Singapore Corporate Awards 2006
Keppel Land

- Gold Award, Best Annual Report in award category for listed firms with a market capitalisation of $500 million or more

Keppel Corporation

- Silver Award, Best Investor Relations in award category for listed firms with a market capitalisation of $500 million or more

Hewitt Best Managed Boards in Singapore Awards 2006
Keppel Corporation

- Silver Award for high standards of corporate governance

Business excellence

- Keppel FELS Brasil was honoured with the Premio Top Award for 2005/2006 in Brazil's Offshore & Marine construction sector from Brazil's industry journals for corporate, business and social excellence
- Keppel Land won the Euromoney Award for Excellence in Real Estate 2006
- Keppel Shipyard secured Lloyd's List Maritime Asia Award for being the best shiprepair yard in Asia for the second consecutive year
- ECHO Broadband received ISO 9001:2000 certification for its quality service

Keppel Land garnered recognition for its property projects as follows:

Caribbean at Keppel Bay

- Winner (Residential category), FIABCI Prix d'Excellence at the International Real Estate Federation competition
- Gold Award (Implementation/Residential), Landscape Industry Association (Singapore) Awards of Excellence 2006
- Merit Award, Building and Construction Authority's Construction Excellence Awards 2006
- Gold Award, Implementation/Residential category; Silver Award, Maintenance category, by the Landscape Industry Association (Singapore) for landscaping excellence

The Tresor

- Green Mark Gold Award, at the Building and Construction Authority's Construction Excellence Awards 2006 for environmental friendliness in design

***The Waterfront*, Chengdu, China**

- Model Residential Development of the International Community Award from the Department for Brand Endorsement, Chengdu Housing Bureau


WORKPLACE
SAFETY & HEAL
AWARDS 2006
Organised by:
WSHAC

MOM and ASPA awards
The Keppel Group's unwavering commitment to achieving the best of industry standards in safety has once again been recognised. In addition to the numerous awards won group-wide, Keppel O&M bagged seven out of nine Silver awards in the Marine category at the annual Workplace, Safety and Health Awards (WSH). The annual event, co-organised by the Ministry of Manpower and the Workplace Safety and Health Advisory Committee (WSHAC), gives recognition to companies that have achieved excellent performance through sound and effective management of workplace, safety and health issues at their workplaces.

Patron of the Arts
Keppel Corporation was presented the Friend of the Arts Award for the fifth consecutive year in 2006. It sponsored the distinguished instrumental and vocal ensemble of Baroque music, Collegium Vocale Gent, at the Esplanade Concert Hall. Both Keppel FELS and SPC received the Arts Supporter Award. Keppel FELS presented the music prodigy, Bebel Gilberto's concert on 31 March 2005; while Keppel Group showcased a world-class act – *The Gala Concert: Lorin Maazel and the Singapore Symphony Orchestra* – to classical music lovers in Singapore on 13 March 2006 at the Esplanade. Pictured here are Mr Jaya Kumar, GM of Marketing, Keppel FELS; Ms Wang Look Fung, GM of Group Corporate Communications, Keppel Corporation and Mr Lee Chiang Huat, CFO and Senior VP of Singapore Petroleum Company, with the Arts Awards.





Villa Riviera, Shanghai, China
- Asia's Best Metropolitan Villa award, conferred by the United Nations Renju Environment Development Promotion Association, International Land Agent Association, France Architectural Stylist Association and Asian Real Estate Highest Leadership Conference Organising Committee

Corporate citizenship
- Keppel Land and Keppel Shipyard received the Defence Partner Awards from the Ministry of Defence for supporting civil defence

- Keppel Shipyard received the Job Redesign Grant from the Singapore National Employers Federation for enhancing work processes to enable the hiring of mature workers

Safety
Keppel FELS, Keppel Shipyard and Keppel Singmarine
- Garnered seven silver Innovation for Occupational Safety & Health Awards from the Ministry of Manpower and the WSHAC for sound and effective management of workplace safety and health issues

- Recognised by various customers with safety and early-delivery bonuses of $2.6 million, including recognition for six million man-hours with zero lost-time incidents during construction of Petrobras' floating production units, *P-52* and *P-51*

Keppel FELS Brasil
- Received BVQI Safety and Occupational Health Administration OHSAS 18001 and ISO 14001 System of Environmental Administration certification for the alignment of Brazilian operations with Keppel O&M's and international environmental and safety standards

Keppel Shipyard
- Clinched a gold award from Singapore's National Community Safety & Security Programme for active participation in ensuring security

Singapore Petroleum Company
- Singapore Refining Company's staff and contractors achieved six million man-hours over three years with zero lost-time incidents

Nurturing a safety culture

Keppel Group believes that good safety management contributes to operational excellence. The Group has embarked on a journey to build a safety culture at our workplaces by inculcating a mindset among our employees of putting safety first.

In line with this objective, Keppel Corporation formed the Board Safety Committee on 17 January 2006 to enhance the Group's commitment to "Safety First". Chaired by Mr Yeo Wee Kiong, Independent Director of the Keppel Corporation Board, the four-member committee of which the Executive Chairman of Keppel Corporation Lim Chee Onn is also a member, aims to assist in fostering and sustaining a first-world safety culture in the Keppel Group. Keppel Land has since established a Board Safety Committee comprising four directors on 1 March 2007, further emphasising the company's commitment to workplace safety.


safety
Our Yard
Our Home
TAKE
5
确认工作
的危险
预防措施
工作场地
Keppel



safety
Our Yard Our Home
TAKE 5
enhanced
ஆபத்துக்களை
அடையாளங் காண்
தடுப்பு முறைகளை
எடுத்துக்கூறு
சிந்தித்தல்
safety
TAKE 5
Ucap
Selamat

"We shall be relentless in promoting the culture of safety. We will do whatever it takes to implement safety regulations."

Lim Chee Onn
Executive Chairman

Board Safety Committee

The Keppel Corporation Board Safety Committee augments the Keppel Group companies' safety initiatives by reviewing management's proposals in relation to their safety management systems and assisting in the drive towards fostering a safety culture within the Group.

In emphasising the importance of safety, Keppel has adopted the practice of placing safety as the first item on the agenda for board meetings for all companies under the Group.

With the Board Safety Committee facilitating a common discussion platform for safety-related matters for all the companies, it draws our business units together for active knowledge sharing and cross-fertilisation of ideas that will enable the Group to build a strong safety culture.

Last year, the Board Safety Committee initiated a workshop, 'Creating a safety culture', for the Board of Directors, senior management and safety managers across Keppel Group. The seminar was conducted by external consultant, DuPont, which is reputed for its safety culture and rigorous training.

Safety practices and initiatives

Offshore & Marine

As a global leader in the offshore and marine industry, Keppel Offshore & Marine (Keppel O&M) is applying the same *Can Do!* spirit to ignite passion for excellence in its Health, Safety and Environment (HSE) management.

The group also formulated a new occupational safety and health framework in 2006 that provided continuous improvement of its safety systems to imbue safety consciousness in each individual employee and subcontract worker.

The Offshore & Marine group also took the lead in 2006 by putting in place its in-house job hazard analysis system to help workers mitigate risk and hazards.

This was done well ahead of the Workplace Safety and Health (Risk Management) legislation implemented by the Ministry of Manpower on 1 September 2006.

In line with these moves, communicating the safety message to staff formed the main part of Keppel O&M's major HSE initiatives in 2006. In-house training courses on Risk Assessment were conducted for its managers and supervisors. In addition, Keppel Shipyard also initiated a Safety Leadership Programme emphasising pro-active actions such as hazard identification and observation and intervention of unsafe acts. The programme further reinforced the importance of safety from the perspective of its managers and supervisors as leaders coaching their respective teams on safety leadership.

During the year, Keppel FELS held its annual safety campaign in July with Risk Assessment as the main theme. Keppel Shipyard and Keppel Singmarine also held safety campaigns in December 2006 focusing on the prevention of hand and finger injuries.



We conducted a group-wide safety seminar during the year.



Investors are briefed on the safety processes at our yards.



Keppel FELS' focus on health and safety management has been endorsed, with the yard having attained the Occupational Health and Safety Assessment Series 18001 or the OHSAS 18001. This is an internationally recognised occupational health and safety management system, to control related risks and improve performance.

Property

Keppel Land believes that good safety management equates to good business sense and hence has embarked on a journey to foster safety as a culture, which will characterise the way the company conducts business.

As part of this effort, it formed a Workplace Safety and Health Committee (WSHC) to spearhead initiatives on safety and to create a safety culture in the company.

Another objective of the WSHC is to formulate policies and guidelines to assist business units to exercise due diligence and carry out its duties of care, including taking all reasonably practicable measures to ensure that the workplace is safe to employees and co-workers.

One of the key initiatives Keppel Land implemented in 2006 was the formulation of safety standards. With the assistance of an appointed Occupational Safety and Health consultant, Lockton Companies (Singapore) Pte Ltd, the WSHC finalised and implemented Keppel Land's own safety standards to measure and assess contractors' safety performance. These safety standards also serve as a measurement tool in the evaluation of tenders during selection exercises prior to the award of contracts.

The appointed occupational safety and health consultant assessed the safety management systems of several local contractors involved in Keppel Land's development projects. Where there are disparities between the contractors' safety standards and that of Keppel Land's, discussions are held to close this gap. This assessment of safety management systems is being progressively introduced to all projects in Singapore and overseas.

Another initiative was the implementation of independent safety surveillance. Over and above safety checks carried out by contractors in Singapore, Keppel Land instituted additional third-party safety checks on construction sites to verify contractors' compliance with relevant regulatory requirements and safe work practices. These checks were carried out monthly and any shortcoming would be highlighted to the contractors. Records were also kept for subsequent reviews. In addition, every construction work site in Singapore and overseas was required to collate and



Delivering quality homes demands a keen focus on work processes.

submit reports and statistics to the WSHC on accident frequency and severity rates at construction sites. In an unfortunate event of any accident, the incident would be investigated and any lesson learned would be shared with relevant business units to prevent recurrence.

Other safety moves undertaken by Keppel Land's WSHC included visiting sites to propagate the message of safety and inviting contractors to share their experiences at regular sessions.

While risk and safety issues faced by completed commercial buildings differ from construction sites, elimination and mitigation of safety and health risk is of utmost importance. As such, the property management teams in each building had implemented a comprehensive risk management process to address risk at source. This entailed a risk assessment of any work activity, control and monitoring of such risk and communicating these risks to persons involved.

Infrastructure

Keppel Integrated Engineering (KIE) initiated a number of measures in 2006 to further enhance and improve its environmental, health and safety standard. This included integrating and consolidating all of its environmental, health and safety standard reports by its local and overseas business units at its headquarters every month. The complete safety report and statistics for KIE were in turn disseminated to all of its subsidiaries. This enabled KIE and all its business units to monitor and analyse their safety performance against Singapore's industrial safety standards.

In conjunction with this, budgets were allocated to provide safety training and promotion as well as safety information updates to all local business units.

KIE responded positively to the Ministry of Manpower's Workplace Safety and Health Act. It also worked with the Ministry to create a stronger safety culture and shape mindsets on safety. With its experience in various construction industries, KIE is able to conduct comprehensive Risk Assessments in method statement submission and implement control measures to eliminate or reduce risks.

Continuous and deliberate conduct of activities in promoting the importance of health and safety at work are encouraged at Keppel Telecommunications & Transportation's wholly-owned Keppel Logistics unit.

The logistics unit has a risk management framework to address the inherent business risks, by putting in place various programmes and initiatives involving all levels of staff.

With the Workplace and Safety Health Act in place since 1 March 2006, Keppel Logistics has completed a programme of Risk Assessment and Evaluation at each shop floor level operation to identify and implement mitigating procedures to eliminate risk.

Chart 1: Keppel O&M's journey to a safety culture


Natural Instincts
Supervision
Self
Teams
Injury rates
Reactive
• Safety by natural instinct
• Compliance as the goal
• Delegated to safety manager
• Lack of management involvement
Dependent
• Management commitment
• Condition of employment
• Fear/discipline
• Rules/procedures
• Supervisor control, emphasis, and goals
• Value all people
• Training
Independent
• Personal knowledge, commitment, and standards
• Internalisation
• Personal value
• Care for self
• Practice, habits
• Individual recognition
Interdependent
• Help others conform
• Others' keeper
• Networking contributor
• Care for others
• Organisational pride
Copyright © 2007 DuPont
All rights reserved

The company is consciously and conscientiously building a safety culture at its workplace, such that Occupational Health and Safety will be wholeheartedly embraced by every individual worker, co-worker and all stakeholders.

The company's safety committee meets monthly to discuss, review and recommend safety-related issues and policies for implementation at the shop floor level. Apart from the annual fire emergency drill conducted, the unit holds 'Safety Month' campaigns annually to inculcate safety awareness. The Singapore Civil Defence Force is also invited to conduct promotions and programmes involving contractors and occupiers of its premises. Safety inspections are conducted regularly to ensure timely identification of unsafe work processes and potential risk exposure.

With their focus on safety consciousness and standards, both KIE and Keppel Logistics have been certified for their health and safety management standards. Keppel Seghers, Keppel FELS Cranes, Keppel FMO and Keppel Logistics have attained OHSAS 18001.

The ultimate objective for Keppel Group is for our workers to not only think about their own safety, but also that of co-workers. Through such constant preoccupation with thinking and acting safely, a behavioural safety culture will potentially be entrenched within the entire Group.

Towards a safety culture at Keppel O&M

"Safety First" is a key practice for Keppel O&M. The group strives for all its people to go home safe and sound every day. In its journey towards building a safety culture, Keppel O&M focused its strategic thrusts in four areas: management commitment, empowerment of employees, visibility and openness as well as incentives and penalties.

Visibility of leadership commitment is evident at Keppel O&M. The group's safety steering committee is co-chaired by the Chairman/CEO and the Managing Director/ COO. In addition, a group general manager for safety has recently been appointed to augment the efforts of the executive directors at the business units' level. The executive directors are both chairmen and champions of their yards' safety steering committee. Supported by the yards' safety departments, the executive directors are responsible for the yards' safety.

Using an illustration of the journey to a safety culture (see Chart 1), it is notable that Keppel O&M is taking steps towards the interdependent behaviour stage, as there is an increasingly open channel of communication of safety issues and concerns being shared among co-workers, cascading from management to employees.


Keppe

Our goal is for all ranks to internalise a safety culture.

A noteworthy milestone achieved by Keppel Shipyard's employees last year was the formation of the Workforce Safety Council in November. The Council comprises entirely employees at the workers' level. With its "For the Workers, By the Workers" motto, the Council's objective is to create a safe and healthy workplace for every person in the yard through the provision of a communication platform for feedback, dissemination of management's expectations and encouragement of positive work behaviour.

Subcontractors of Keppel Shipyard followed subsequently the example of Keppel Shipyard with the launch of their own HSE watch groups.

The watch groups augment Keppel Shipyard's HSE efforts by providing a communication channel between Keppel and its more than 160 subcontracting companies. There will be one HSE watch group for each of Keppel Shipyard's yards at Tuas, Gul and Benoi.

Openness towards near miss incident reporting and lessons learnt were encouraged, resulting in a great amount of sharing among all the Keppel O&M yards.

The HSE teams also work closely with their counterparts and customers who provide invaluable guidance and advice. In fact, some customers like SBM, the world's largest owner and operator of FPSO/FSOs, and ExxonMobil, the world's largest oil company, have been members of Keppel Shipyard's safety steering committee since mid-2002. They are deeply involved with Keppel Shipyard's safety initiatives.

Based on the International Occupational Safety and Health Administration (OSHA) standards, Keppel Shipyard's commitment to safety saw the yard's accident frequency rate in 2006 decline to 0.99 from 1.21 in 2005. The Accident Frequency Rate (AFR) measures the number of reportable accidents per million manhours worked.

Table 1: Keppel O&M's safety achievements in 2006

Yard	Project	Manhours without Lost Time Incident	Client
Keppel FELS Brasil	*P-51/P-52*	8,500,000	Petrobras
Keppel Shipyard	*P-53*	5,000,000	Petrobras
Keppel FELS	*Mærsk semi no.1*	3,000,000	Mærsk
Keppel Batangas	*ENSCO 8500*	3,000,000	ENSCO
Keppel FELS	*Mærsk jackup no.1*	2,000,000	Mærsk
Keppel FELS	*Deep Driller 2*	2,000,000	Sinvest
Keppel FELS	*Deep Driller 3*	2,000,000	Sinvest
Keppel FELS	*West Prospero*	2,000,000	SeaDrill
Keppel FELS	*Sedco 702*	2,000,000	Transocean
Keppel FELS	*Deep Driller 5*	1,000,000	Sinvest
Keppel FELS	*West Atlas*	1,000,000	SeaDrill
Keppel FELS	*West Berani*	1,000,000	SeaDrill
Keppel FELS	*Wilcraft*	1,000,000	Awilco
Keppel Shipyard	*FPSO Polvo*	1,000,000	Prosafe
Keppel FELS	*Al-Khor*	1,000,000	GDI
Keppel FELS	*Al-Zubarah*	1,000,000	GDI
Keppel FELS	*PV Drilling 1*	1,000,000	PetroVietnam

Yard safety records and performances

Despite the heavy workload in our seven yards in Singapore, Keppel O&M maintained its good safety performance during the year. The 10-year low AFR of 1.73 for its Singapore yards in 2005 improved further to 1.20 in 2006 (see Chart 2).

Keppel O&M's customers continued to recognise its safety achievements in various projects across its yards (see Table 1).

For the Ministry of Manpower's Annual Safety & Health Performance Award 2006, Keppel O&M bagged seven of nine Silver awards in the Marine category at the inaugural Workplace Safety and Health Awards ceremony.

Co-organised by the Ministry of Manpower and Workplace Safety and Health Advisory Committee, the awards were created to recognise companies for their excellent safety performances in their respective workplaces.

Chart 2: Keppel O&M (KOM) achieves sterling safety performance



KOM Frequency Rate (FR)
Marine Industry National FR
Annual FR Target Set by Ministry of Manpower
frequency rate
10
9
8
7
6
5
4
3
2
1
0
8.92
8.11
7.90
8.00
7.30
7.00
6.60
6.10
5.50
5.41
5.25
5.10
4.60
4.05
3.80
4.10
3.40
3.19
3.40
3.10
3.40
2.80
2.80
3.00
2.80
2.70
2.09
1.88
1.75
1.73
1.20
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Advancing technology, growing innovation

At Keppel, innovation and the need to adapt are becoming a way of life. Technology innovation is vital to sustain and further the Group's long-term growth.

To succeed in meeting the needs of the marketplace, and to enable us to grow beyond, we are committed to invest in the research, design and development of products and processes in our businesses.

Our financial strength and business leadership have placed us in a solid position to invest and increase our capability and resources in R&D. To this end, we are setting up technology centres in Keppel Offshore & Marine (Keppel O&M) and Keppel Integrated Engineering (KIE).

We will carry out investments in these centres in a disciplined and prudent manner to maximise returns. Research priorities at these centres will be determined in consultation with line managers to ensure meaningful commercial contribution to the businesses, with the aim of creating shareholder value.

Leveraging our core businesses and global network, we are collaborating with our business partners, academia and industrial research institutions to exploit innovative technology to develop new products and processes that can deliver robust results.

With the advice and guidance from our Keppel Technology Advisory Panel (KTAP) comprising eminent business leaders, academic professionals and industry experts, we aim to cultivate a culture of innovation, where R&D talents are nurtured, groomed and rewarded.







Keppel Technology Advisory Panel

From left to right:
Dr Brian Clark
Professor James Leckie
Professor Minoo Homi Patel
Dr Yeo Ning Hong
Dr Tan Gee Paw
Professor Cham Tao Soon (Chairman)
Dr Malcolm Sharples
Professor Sir Eric Ash
Professor Tom Curtis

Professor Cham Tao Soon (Chairman)
University Distinguished Professor of the Nanyang Technological University in Singapore

He was the founding President of the Nanyang Technological University (NTU) in 1981. He relinquished the post in 2002, and was appointed University Distinguished Professor to pursue areas like strategies of small and medium enterprises, entrepreneurship and management of technology. Professor Cham received the *International Medal of the British Royal Academy of Engineering* in 2006.

Professor Sir Eric Ash
BSc and PhD, Imperial College London; CBE FREng FRS

He is presently on the Board of Ocean Power Inc and Chairman of OPT Ltd. A past president of the IEE, he is a Foreign Member of the US National Academy of Sciences. He was Rector of Imperial College 1985 – 93, Vice President of the Royal Society 1997 – 2002. He has several honorary doctorates including one from NTU Singapore.

Dr Brian Clark
Schlumberger Fellow; B.S. Ohio State University; PhD, Harvard University (1977)

He holds 45 patents related to the exploration and development of oil and gas, primarily in wireline logging and *Logging While Drilling*. He was recognised as the *Outstanding Inventor of the Year for 2002*, by the Houston Intellectual Property Law Association and as the *Texas Inventor of the Year for 2002*, by the Texas State Bar Association.

Dr Yeo Ning Hong
BSc (Chemistry), First Class Honours, MSc, University of Singapore; Master of Arts and PhD, Cambridge University (1970)

Dr Yeo is Advisor to Far East Organisation and formerly Advisor to Temasek Holdings (Pte) Ltd and Hyflux Ltd. He is also Chairman of SQL View Pte Ltd and Universal Gateway International (Pte) Ltd, and serves as a Director of Singapore Press Holdings Ltd.

Dr Yeo was a Cabinet Minister in the Singapore Government from 1981 to 1994 holding appointments as Minister for Communications, Information, National Development and Defence.

Professor Minoo Homi Patel
Fellow of the Royal Academy of Engineering, the Institution of Mechanical Engineers and the Royal Institution of Naval Architects; Chartered Engineer; BSc (Eng) and PhD, University of London and an Honorary Member of the Royal Corps of Naval Constructors

He is Head of the School of Engineering at Cranfield University and a Founder Director of the science park company BPP Technical Services Ltd.

He also sits on the Boards of Keppel Offshore & Marine, Cranfield Aerospace and Cranfield Engineering Innovations.

Dr Malcolm Sharples
Consulting Engineer, Offshore Risk & Technology; B. E. Sc Engineering Science, University of Western Ontario; PhD Structural Engineering, University of Cambridge; Athlone Fellow

His company provides consulting on offshore-related projects including project technical risk, financial due diligence, regulatory advice and expediting, and business development assistance.

He is a Director of Keppel Offshore & Marine.

Professor James Leckie
The C. L. Peck, Class of 1906 Professor of Environmental Engineering and Applied Earth Sciences, Stanford University; Director of the Environmental Engineering Laboratory; Director, Pacific Rim Environmental Research Center; Director, Stanford-China Executive Leadership Program; Co-Director, Singapore Stanford Partnership; Chaired Professor, Tsinghua University

He has appointments in both Civil and Environmental Engineering, and Geological and Environmental Sciences at Stanford. He is a member of the National Academy of Engineering.

His areas of teaching and research are in environmental chemistry and human exposure analysis.

Dr Tan Gee Paw
BEng (Civil), First Class Honours, University of Malaya; MSc (Systems Engineering), University of Singapore; Doctor of Science (Honorary), University of Westminster; Doctorate in Engineering (Honorary), University of Sheffield.

He is the Chairman of Public Utilities Board (PUB), the water authority of Singapore, and also the Chairman of Singapore Utilities International, a PUB subsidiary. Mr Tan sits on the boards of JTC Corporation, NTU-Stanford Management, Exploit Technologies Pte Ltd, and the Singapore Millennium Foundation Limited. Mr Tan is the Advisor for the Centre for Water Research and Adjunct Research Professor for the Division of Environmental Science & Engineering at the National University of Singapore. He is also on the Advisory Panel of Nanyang Technological University for the Clean Water Programme, and Co-Chairman of the Environmental & Water Technologies International Advisory Panel of Singapore's Ministry of the Environment & Water Resources.

Professor Tom Curtis
BSc (Hons) Microbiology, University of Leeds; M.Eng and PhD Civil Engineering, University of Leeds.

He is a professor of Environmental Engineering of the University of Newcastle upon Tyne, as well as a recipient of the Royal Academy of Engineering Global Research Fellowship and the Biotechnology and Biological Sciences Research Council (BBSRC) Research Development Fellowship. His major areas of research include microbiology and wastewater treatment.

We believe that technology innovation is the key to strengthen our business leadership and unlock value in our core competencies.


New Sources

The Prime Minister of Singapore, Mr Lee Hsien Loong, (fourth from left) graced the inauguration of the Ulu Pandan NEWater Plant built on Keppel Seghers' technology. With him are (from left) Mr Khoo Teng Chye, Chief Executive of PUB; Mr Tan Gee Paw, Chairman of PUB; Dr Yaacob Ibrahim, Minister for Environment and Water Resources; Mr Lim Chee Onn, Executive Chairman of Keppel Corporation; and Mr Chua Chee Wui, Chief Executive Officer of Keppel Integrated Engineering.

Keppel Technology Advisory Panel (KTAP)
The KTAP continues to provide strategic leadership for the Group's focus on technology and innovation, serving as an expert counsel to the Group's drive towards cultivating an innovative environment, fostering lively cross-fertilisation and rigorous sharing of ideas and applications across business units.

KTAP serves to provide:
- strategic leadership in the Group's R&D and its core businesses;
- support in creating a Group culture of innovation and an environment conducive for nurturing R&D talent;
- alternative insights into industry developments and customer needs;
- guidance for a clear process from identifying new research areas to commercialisation of new products or services; and
- progress reports of SBUs' existing R&D operations.

Chaired by Prof Cham Tao Soon, the Panel, which consists of eminent technology experts, academic professionals, industry specialists and corporate leaders, has since grown from seven members in 2005 to nine in 2006.

Panel members Dr Malcolm Sharples, Prof Minoo Homi Patel and Dr Brian Clark bring with them extensive experience and industry knowledge for offshore and marine, while Prof James Leckie, Prof Tom Curtis, and Mr Tan Gee Paw are academic and policy experts on environmental engineering. Prof Cham Tao Soon, Dr Yeo Ning Hong and Prof Sir Eric Ash, with their wealth of expertise, will provide guidance on broad technology trends.

A disciplined process has since been instituted with the formation of KTAP for the evaluation of R&D proposals. This process sets out the necessary steps Keppel's business units have to take for initiating business and technology evaluations, securing internal funding and exploring partnerships with external specialists where necessary.

In its role as a facilitator, KTAP provides a strategic perspective of the myriad issues raised through discussions. The Panel advises on technology trends and their impact on the future. The Panel also plays the role of a mentor in advising on the acquisition of expertise or improvements of technology development processes that will help to sustain the Group's leadership position.

The Panel members also maintain active discussions and collaborations with one another and the Group's senior management through a secure web portal.

To further encourage a culture of innovation in the Group, inter-SBU meetings are organised by the KTAP secretariat. They are held monthly for our people to share knowledge on technologies, processes, techniques and business operations.

Sub-groups, which have been formed, have addressed topics such as shiprepair technology, knowledge management and process engineering. The inter-SBU meetings are also platforms for discussions with external bodies such as government research bodies. Avenues to test-bed and pilot projects are also explored and initiated.

Technology centres
In 2007, we are establishing technology centres in Keppel O&M and KIE to spearhead the growth of our in-house competencies to conduct application R&D, products and process development and technology foresight. In technology foresight, we aim to build a knowledge base in the sciences of the industry and encourage research of medium to long-term industry trends to determine market requirements.

Keppel Offshore & Marine Technology Centre will manage, stimulate and perform longer-term research and product development in the offshore and marine businesses where we currently have strong business leadership.


WASTE-TO-ENERGY
& RDF POWER PLANTS
FLUE GAS CLEANING
Prime Minister Lee reviews Keppel Seghers' engineering capability at the Ulu Pandan NEWater Plant.

The centre will augment Keppel O&M's existing technology business units, Offshore Technology Development (OTD), Deepwater Technology Group (DTG) and Marine Technology Development (MTD), which will continue to concentrate on design and engineering.

Keppel Environmental Technology Centre (KETC) will drive and direct research initiatives in environmental solutions. It will focus research efforts on energy recovery from solid waste and wastewater treatment, recycling and minimisation of residual by-products from waste and wastewater treatment, and membrane applications for producing water from non-conventional sources.

Keppel is the only company in Singapore to possess its proprietary solid waste treatment technology. KETC will build upon these technologies to further augment our portfolio of technologies to meet some of the toughest environmental challenges.

These centres will collaborate with leading academic and industrial institutions in Singapore and around the world to leverage global expertise and resources while tapping on the resources of KTAP members who will provide guidance on macro industry and technology trends.

Environmental engineering

KIE aims to provide innovative and cost-effective environmental solutions. In its bid to achieve this goal, KIE announced in early 2007 its plans to set up the KETC to drive and co-ordinate KIE's research and development programme.

Current R&D efforts are mostly geared towards application development and process improvement, with a number of projects at the pilot/demonstration stage. In Singapore, KIE has research collaboration agreements with both National University of Singapore and Nanyang Technological University. Some of our global research collaborators include Cranfield University in the UK and Netherlands Organisation for Applied Scientific Research in Holland.

KIE's investments in technology have begun to yield results. In water solutions, we succeeded in the design, construction and operation of the world's second largest wastewater recycling plant in Singapore and carried out the pilot run of the promising new Memstill® desalination technology.

In solid waste solutions, the company strengthened its portfolio of 130 intellectual properties (IPs) and trademarks in 2006 with the successful patent of three new IPs for solid

Memstill® desalination pilot plant

Studies from this Memstill® desalination project in Singapore show that the quality of the water being produced by this technology is extremely high. Further studies have been planned for in 2007 and 2008.





Keppel Seghers PRISM technology


Seghers

waste technologies, one of which is for Keppel Seghers' PRISM for waste-to-energy (WTE) installations. The company also won the landmark project from the Qatar Government to design, build and operate the first integrated waste management facility in Qatar.

Second largest water reuse plant in the world

The project was secured in January 2005 as a Design-Build-Own-Operate (DBOO) contract for its superior technology, innovative design and operational excellence.

Inaugurated by Singapore's Prime Minister Lee Hsien Loong on 15 March 2007, the Ulu Pandan NEWater Plant supplies up to 148,000 m^3/day of NEWater, equivalent to over half of Singapore's NEWater needs. Occupying a footprint of only 2.6 hectares (ha), it is also the most efficient NEWater plant in Singapore.

The treatment process in the Ulu Pandan NEWater Plant consists of Microfiltration, followed by Reverse Osmosis (RO), and finally Ultraviolet Disinfection.

The Keppel Seghers Ulu Pandan NEWater Plant has a number of innovative engineering features differentiating it from other NEWater plants in Singapore. Modular process design allows modifications to be made to portions of the plant without affecting the rest of the plant. Faced with the engineering challenge of fitting the plant into the available space of 2.6 ha, Keppel Seghers built the RO systems on top of the water tank and designed the RO modules in stacks of nine instead of the usual five. This plant is equipped with RO inter-stage energy recovery turbines, which is a first in Singapore for NEWater plants, as well as Variable Speed Drives (VSD) for all feed pumps that increase energy efficiency when handling variable loads.

Pilot run of Memstill® desalination technology

Keppel Seghers, together with TNO and six other consortium members, has developed a membrane-based distillation concept called Memstill®.

This Memstill® technology is envisaged to offer a much more economical alternative to the existing desalination technologies for seawater and brackish water. It utilises low-grade waste steam and heat of power stations, refuse incineration plants and other heat-generating plants to produce desalinated water using a membrane barrier. The process is driven by minor temperature differences so relatively less energy is required.


ENTRANCE
WTE INCINERATION PLANT
C & D PLANT
SANITARY LANDFILL

Artist's impression of the integrated solid waste management facility in Qatar.

Another benefit of this technology is that it does not produce greenhouse gases since it utilises waste heat and requires less energy than conventional desalination processes. This could potentially attract credits for emissions reduction in countries with relevant schemes.

Potential application for the technology includes large-scale production of drinking water from seawater, co-generation of electricity and water, concentration of brine and waste streams, production of fresh water on ships and in the offshore industry, and production of ultra-pure water and boiler feed water. Its technology can also be used in mobile units for water supply in emergencies and for the consumer market. The Singapore government has funded the Memstill® Pilot Plant project through the Innovation For Environmental Sustainability Fund.

The plant in Singapore was the first pilot study in processing seawater and had operated for over one year. It consistently produced product water of very high quality (better than RO) from seawater. A concurrent pilot study was operated by Keppel Seghers in the Rotterdam Harbour with brackish water as feed. Further pilot studies are being planned for in the Netherlands and Singapore for 2007/8.

Integrated solid waste management solution for Qatar
KIE, through Keppel Seghers, has won the confidence of the Qatar government to adopt its technological solutions for the management of the country's solid waste. In October 2006, Keppel Seghers was awarded a significant contract by the Qatari goverment to design and build an integrated domestic solid waste management centre to handle 1,550 tonnes/day of waste in Qatar. The project will comprise four offsite waste transfer stations, waste sorting and recycling facilities, landfill, composting plant and a 1,000 tonnes/day WTE incineration plant.

The WTE plant utilising Keppel Seghers' proprietary water-cooled grate technology is the heart of the project. Other proprietary technologies deployed are the DANO DRUM system for recycling and pre-treatment of waste, the Rotary Atomiser semi-dry system for flue gas treatment and the Unibrane™ membrane bioreactor system for wastewater treatment.

PRISM's life-cycle enhancement for WTE plants
Keppel Seghers has developed and patented a secondary air PRISM's technology package to increase the energy efficiency of WTE plants while enhancing the life-cycle of these incinerators.

Keppel Offshore & Marine technology strategy

We believe that our strategy provides a balanced approach towards technological leadership that will sustain us in the long run.


Construction Process Technology
Deepwater Rig Design
JU Design
Ship Design
Critical Equipment Development
Drilling & Production Technology
Rig Systems
Technology Foresight
Specialised Capability/Skill Development & Acquisition
Project & IT Technology
Technology Centre
PROCESS IMPROVEMENT
COMMERCIAL VIABILITY
KNOWLEDGE BUILDING
CUSTOMER NEEDS

KFELS N Class rig design

Maximum water depth:	400 feet (ft)
Maximum wave height:	90 ft
Drilling depth:	35,000 ft
Drilling load:	3,000 kips
Accommodation:	120 crew

The OTD team combines technology innovation with understanding of customer needs to develop the KFELS N Class jackup rig design for new frontier offshore exploration and production requirements.



The PRISM technology constitutes a novel and innovative means of increasing combustion and boiler performance, based on the invention of a prism-shaped body in the first empty boiler pass. The PRISM allows a highly-optimised secondary air injection and combustion control strategy. This leads to more homogeneous flue gas conditions at a very early stage and is virtually independent of the heat release profile on the grate. This not only improves performance in new boilers, but also helps to solve the severe corrosion problems in the radiant and superheater sections that many existing plants are suffering from.

WTE plants in operation for a number of years face problems as the waste that they treat has considerably higher heat value than they were designed to handle originally. The PRISM offers owners and operators of such plants a cost-effective solution to deal with these problems, thus extending the plant life, increasing plant throughput and lowering maintenance cost. The PRISM can be retrofitted into most incineration plants, regardless of the supplier of the original incinerator design.

Based on performance data from a customer who had installed the Keppel Seghers PRISM, availability of each line was increased by 500 hours a year, and corrosion of the boiler was decreased by a factor of 10 to 0.05 mm per 1,000 hours in the critical zones. In addition, the interval between manual cleaning of the boiler was extended by 50%, while the overall maintenance costs were reduced by 14%.

Offshore & Marine

Keppel O&M's technology strategy is geared to provide reliable and affordable solutions for its customers, with focus on four inter-related aspects:

- **Commercial Viability** – Providing our shipyards with competitive edge by offering proprietary designs of rigs and ships that have been identified to have commercial potential;
- **Customer Needs** – Adapting, customising and optimising our designs to meet customer requirements;
- **Knowledge Building** – Developing and acquiring knowledge through technology foresight and market feedback; and
- **Process Improvement** – Improving our business processes through innovation and efficient use of materials.



Launched in 2000, the KFELS B Class design has gained market acceptance with 13 units now in operation.

This strategy has achieved results for the Group in 2006, with market acceptance of various new product designs.

The significant products include:

- the KFELS N Class jackup drilling cum production rig created for extreme weather conditions;
- the cost-effective DSS™ 38 ultra-deepwater semisubmersible drilling rig (semi) for the deepwater regions of Brazil, West Africa and the Gulf of Mexico (GOM);
- the high-specification DSS™ 51 ultra-deepwater semi; and
- an Ice-Class Floating Storage Offloading (FSO) facility with innovative construction methods.

In process development, Keppel O&M took one further step in enhancing its engineering strength. The company has synchronised its Global Engineering Management System (GEMS) with the American Bureau of Shipping's 02E web-based system to expedite the review and approval of plans. GEMS is a secure online system empowering project members to communicate, control and share information across geographic boundaries.

Innovative KFELS N Class for North Sea

First conceived by Offshore Technology Development (OTD), the KFELS N Class jackup rig design would be the biggest drilling rig ever built by Keppel FELS. It will have the capability to operate in the most demanding climatic conditions of the Norwegian Continental Shelf.

As the design evolved during the product development stage, the potential for the KFELS N Class rig was discovered. With its huge size and capacity for harsh environments, the rig could also be used as a production unit. This potential met the customer's vision to launch an innovative rig for marginal fields in the North Sea. The design was then modified to have the flexibility to accommodate a production module on the rig when required and to carry out drilling and production operations simultaneously.

The modifications required creativity from the engineers of OTD. The main challenge was to ensure that the addition of the production facilities on board the KFELS N Class would not compromise the required environmental ratings for the rig. The OTD team was able to re-engineer the design and allow for optimum usage of the production facilities, thus meeting the owner's needs.

Rigs for Mærsk

Following the success of the *Mærsk Explorer*, a semi for the Caspian Sea, Mærsk Contractors awarded Keppel FELS contracts to design and build three MSC-DTG DSS™ 21 rigs. These 21st century semi drilling units are created for drilling in ultra-deepwaters.





Keppel MSC-DTG DSS™ 38 rig design

Deck size:	66.5 m x 66.5 m
Displacement:	39,000 MT
Maximum water depth:	9,000 ft
Drilling depth:	30,000 ft
Total variable load:	5,500 tonnes
Derrick/travel block:	2 million tonnes each
Accommodation:	130 crew

ABS DP 2 with 8 X 3,000 kW thrusters

Compact DSS™ 38 semi for Brazil

Brazil is today the world's largest deepwater region after the GOM. With its promising hydrocarbon fields lying under thousands of feet of water, the search for Brazilian oil is largely the province of deepwater rigs. The nation's state-owned oil company, Petrobras, has been boosting its domestic reserves and production, and is in need of rigs for its drilling programmes.

Recognising this need, Deepwater Technology Group (DTG) has created a fifth-generation deepwater semi, the DSS™ 38, for operations in Brazilian waters. This rig design has been accepted and contracted by Brazilian drilling contractor Queiroz Galvão Perfurações (QGP), which has secured a seven-year drilling contract with Petrobras. To be built by Keppel FELS, the rig is due for delivery in the third quarter of 2009. QGP supplies the drilling and subsea equipment while Keppel FELS will undertake the design, engineering and construction of the hull and supply of marine equipment.

This cost-effective DSS™ 38 design is a derivative of the DSS™ 20, DSS™ 21 and DSS™ 51 designs, all co-designed by Keppel DTG and Marine Structure Consultants. It is a compact unit with enhanced deck load capacity, layout and station-keeping capability. Apart from the Brazilian deepwaters, it is also suitable for West Africa and the GOM.

High specification DSS™ 51 semi for GSF

The new DSS™ 51 design has been chosen by GlobalSantaFe (GSF) after extensive evaluation. One unit, the *Development Driller III*, is currently under construction at Keppel FELS.

GSF picked this rig for the high variable deck load of 8,500 tonnes, superior motion characteristics of the hull, high-power generation capacity, increased safety features and ability to meet the 100-year storm specification in GOM.

GSF will provide the drilling and subsea equipment while Keppel FELS undertakes the design, engineering and construction of the hull and supplies marine equipment. It is due for delivery in early 2009.

The rig is suitable for operation in offshore Brazil, the GOM, West Africa and Southeast Asia.


Keppe

The MTD engineers and naval architects work with LUKoil to create the FSO design.

Singapore's first FSO design for LUKoil

First established as the marine technology arm of Keppel Singmarine to support the specialised shipbuilding division with in-house capability for offshore support vessels and tugboats, Marine Technology Development (MTD) has been expanding its capabilities.

In 2006, it succeeded in designing a 28,000-dead weight tonne Ice-Class FSO for LUKoil-Nizhnevolzhskneft which will deploy the vessel in the Yuri Korchagin Field in the Russian sector of the Caspian Sea. This *MTD 13028FSO-IC* design will be the first FSO to be built here in Singapore.

The vessel is a follow-through of Keppel Singmarine's strategy to enhance its design and construction capabilities and expand into related product lines to meet the demands of the offshore logistics market.

The FSO had to be created such that its two longitudinal hull strips could be towed through the famous but narrow Volgo-Donskoy canal which has strict restrictions on length, breadth and draft including the air draft.

Principal dimensions of FSO

Length overall:	132.8 m
Breadth overall:	32.0 m
Depth:	15.7 m
Max. operating draft:	10.0 m
Crude oil capacity:	6,500 tonnes/day
Max. cargo offloading:	1,500 m^3/hr
Min. cargo oil temperature:	+10°C
Accommodation:	32 crew
Class:	ABS +A1, FSO +AMCCU, C0
Flag:	Russian

Keppel O&M's "Near Market, Near Customer" strategy scored another success for the group when the owner agreed to have the two strips of hull mated and joined at Keppel's Caspian Shipyard Company (CSC) in Baku, Azerbaijan.

Keppel Singmarine delivered 11 offshore support vessels (OSVs) in 2006. Through MTD, it has developed design capabilities for such vessels. Its strategy to focus on OSVs saw the company secure contracts to build 14 units last year.




Global Engineering Management System
Keppel FELS
Welcome to GEMS, Keppel Offshore & Marine's Engineering Project Lifecycle Tracking System. This online system collaboratively allows for project team members to communicate, control and share information across geographic boundaries. Automated with workflow that ensures security, completeness and ease of use, GEMS is another innovative tool used for our quality Engineering.
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Contact Information
Keppel FELS Ltd
50, Gul Road,

Global Engineering Management System

GEMS connects more than 800 Keppel O&M engineers with their partners and associates around the world in an integrated yet secure network. The system empowers these engineers and designers to work in a seamless manner round-the-clock from anywhere on earth.

When completed in 2009, the FSO will be moored in an area with 60-cm thick ice and water depth of 20.5 m. It has to withstand a maximum 2-min average wind speed of 40.6 m/sec, wave height of 8.8 m with a corresponding wave period of 9.0 sec and surface currents of 1.84 m/sec. The air temperature ranges from –20°C to 30°C, with minimum water temperature of 0°C.

Increased productivity with GEMS and the ABS 02E system

Global Engineering Management Systems (GEMS) is a powerful tool that allows Keppel O&M engineers to work on a common web-based platform across geographic boundaries, without compromising security. Its features were enhanced when Keppel O&M synchronised it with the American Bureau of Shipping (ABS) 02E electronic plan review system.

Keppel engineers can now release drawings directly to ABS plan review engineers through a collaboration link. The plans flow between the two parties as if each were logging in and downloading from each other's websites.

The sovereignty and integrity of the individual systems are maintained. Governance has also improved with the automatic management and control of electronic copies of reviews, responses and stamped approved drawings.

The collaboration results in faster turnaround of review and approval of drawings leading to better customer service and improved productivity.

Keppel Bay – redefining waterfront living in the 21st century





Keppel Bay

Studies have shown that in recent years, waterfront properties are commanding a rising premium. Prices of waterfront homes in prominent cities like London, Shanghai and Hong Kong have increased by as much as 80% since 2002.

Against the backdrop of Singapore's projected growth, the same trend is already showing here. There will be similar upside potential and price transactions are expected to match, if not, exceed non-waterfront projects in prime districts.

According to reports from CB Richard Ellis, prices in Singapore's whole core central region, comprising Sentosa, Downtown Core and districts 9, 10 and 11, have risen 24% in the last two years. Prime waterfront properties have emerged the star performers in this core central region, outperforming districts 9, 10 and 11.





"As the sole developer of Keppel Bay, the Keppel Group is committed to grow the value of this precinct in the long term, and what we envision is no less than a world-class precinct that will make Singapore the world destination for premier waterfront living."

Teo Soon Hoe
Senior Executive Director and Group Finance Director
Keppel Corporation

World-class waterfront property
Keppel Bay on a 32-hectare (ha) prime waterfront site, five minutes away from the city in the southern precinct surrounded by Sentosa and its Integrated Resort, Singapore's largest entertainment and recreation hub VivoCity and the HarbourFront, the Keppel Golf Club and Mount Faber, Labrador and Telok Blangah Hill Parks, commands a high premium.

The waterfront development project is 70% owned by Keppel Corporation, with the remaining 30% by Keppel Land.

Efforts have not been spared in the master planning and design to maximise the potential of this prime waterfront site.

Reflections at Keppel Bay
To be launched in April 2007, *Reflections at Keppel Bay* is designed by world-renowned architect, Daniel Libeskind, the master behind New York's Freedom Tower and Berlin's Jewish Museum. Libeskind's reputation is also behind the success of residential developments such as the *Museum Residences* in Denver and *Aura* in Sacramento which were sell-outs after their launches.

This will be his first residential showcase in Asia, featuring a symphony of six glass skyscrapers of 41 storeys and 24 storeys linked by sky bridges and 11 blocks of six to eight-storey villa apartments along a 750-metre shoreline with unparallelled views of the sea and the lush surrounds.

The 1,129 apartments in the development comprise 732 sf studios to 2,900 sf four-bedroom apartments, 35 penthouses from 3,500 sf to luxury ones of 13,300 sf.

Reflections at Keppel Bay has already attracted strong interest from both Singaporean and foreign home buyers in Hong Kong, Indonesia, the Middle East, India and China.

Marina at Keppel Bay
Snuggled on the exclusive Keppel Island, *Marina at Keppel Bay* will enhance the lifestyle aspirations of the discerning homeowners at Keppel Bay.

With world-class facilities, it can accommodate up to 170 yachts, including five mega 100 to 200-footers. Operational by the end of 2007, it will initially house 75 wet berths and will include lifestyle facilities in a clubhouse with a members' lounge, gourmet restaurants, a spa and charter services to neighbouring islands.

Homeowners in Keppel Bay can enjoy ten years of free membership and five years' free subscription to the Marina. They can also benefit from the Marina's twinning association with Nongsa Point Marina in the Riau Islands, in which the Keppel Group has a 56% stake.

Landmark bridge
A 245-m long cable-stayed bridge will link *Marina at Keppel Bay* and future homeowners on Keppel Island to the mainland. This new landmark in Singapore's southern waters will be completed in mid-2007.

The dual carriageway bridge with pedestrian walkways will lend itself spectacularly to the surrounds, especially when it is illuminated at night by dramatic mood lighting.


Plot 5
Plot 6
Plot 3
Plot 4
Plot 2
Plot 1
Keppel Bay

Caribbean at Keppel Bay
This FIABCI Prix d' Excellence-award winning condominium and the first residential development in Keppel Bay has sold all 801 launched apartments, with 168 units kept as corporate residences.

Here, the docks of the historical Keppel Harbour were tastefully transformed into water channels, bringing the sea right to the doorsteps of homes.

With its distinctive waterfront lifestyle offering, *Caribbean at Keppel Bay* continues to be one of the most sought-after properties and fetches high rentals comparable to those in prime Orchard Road.

Future developments
Three more plots totalling 88,173 sm of land are slated for development and this is expected to yield another 642 exclusive homes.

These developments, carefully designed and prudently phased, will further enhance Keppel Bay, in line with the efforts by the Singapore government to develop the Southern Islands into a first-class tourist resort for the well-heeled.

	Land Size (sm)	GFA (sm)
Plot 1 *(Reflections at Keppel Bay)*	83,591	193,400
Plot 2 *(Caribbean at Keppel Bay)*	97,494	132,780
Plot 3 (adjacent to Caribbean)	38,822	47,380
Plot 4 (adjacent to *Keppel Bay Tower* and a joint-venture with Mapletree)	28,676	32,000
Plot 5 *(Marina at Keppel Bay)*	6,211	3,000
Plot 6 (on Keppel Island)	20,675	21,000

The Keppel Group is in the Offshore & Marine, Property, Infrastructure and Investments businesses to deliver sustainable earnings growth. With total assets of about $13.8 billion, the Keppel Group is strategically invested in 33 countries with a global customer base.

Some of the key factors influencing our businesses are global and regional economic conditions, oil and gas exploration and production activities, real estate market, threats, currency fluctuations, capital flows, interest rates, taxation and regulatory legislation. As the Group's operations consist of providing a range of products and services to a broad spectrum of customers in many geographic locations, no one factor, in the management's opinion, determines the Group's financial condition or the profitability of our operations.

In this chapter on the operating and financial review, we seek to provide a strategic, market and business overview of the Keppel Group's operations and financial performance.

This chapter describes the key activities of our businesses and their impact on our performance. It also discusses the challenges in our operating environment and our strategies in growing beyond.

The discussion and analysis is based on the Keppel Group's consolidated financial statements as at 31 December 2006.

Group structure



Keppel Corporation Limited
Offshore & Marine
Offshore rig design, construction, repair and upgrading
Ship conversions and repair
Specialised shipbuilding
100% Keppel Offshore & Marine Ltd
100% Keppel FELS Ltd
100% Keppel Shipyard Ltd
100% Keppel Singmarine Pte Ltd
100% Keppel Nantong Shipyard Company Limited China
100% Offshore Technology Development Pte Ltd
100% Deepwater Technology Group Pte Ltd
100% Marine Technology Development Pte Ltd
100% Keppel AmFELS Inc USA
100% Keppel Verolme BV The Netherlands
100% Keppel FELS Brasil SA Brazil
100% Keppel Norway AS Norway
81% Keppel Philippines Marine Inc The Philippines
53% Caspian Shipyard Company Ltd Azerbaijan
33% Arab Heavy Industries PJSC UAE
50% Keppel Kazakhstan LLP Kazakhstan
Property
Property development
Property fund management
Property trusts
70%
100% Keppel Bay Pte Ltd
30%
53% Keppel Land Limited
41%
31%
72% K-REIT Asia
100% Keppel Land International Limited
100% K-REIT Asia Management Limited
100% Alpha Investment Partners Ltd
71% Evergro Properties Ltd Singapore/China
45% Keppel Thai Properties Public Co Ltd Thailand
50%
74% Keppel Philippines Properties Inc The Philippines
24%
Infrastructure
Environmental engineering
Power generation
Network engineering
Logistics
Environmental Engineering
100% Keppel Integrated Engineering Ltd
100% Keppel Seghers Engineering Singapore Pte Ltd
100% Keppel Seghers NEWater Development Co Pte Ltd
100% Keppel Seghers Belgium NV Belgium
100% Keppel FMO Pte Ltd
Power Generation
100% Keppel Energy Pte Ltd
100% Keppel Merlimau Cogen Pte Ltd
100% Keppel Electric Pte Ltd
100% Corporacion Electrica Nicaraguense SA Nicaragua
100% Termoguayas Generation SA Ecuador
Network Engineering and Logistics
81% Keppel Telecommunications & Transportation Ltd
55% Trisilco Folec Sdn Bhd Malaysia
100% Keppel Logistics Pte Ltd
70% Keppel Logistics (Foshan) Ltd China
Investments
Oil and gas
Investments
Telco
45% Singapore Petroleum Company Ltd
38% k1 Ventures Limited
17%* MobileOne Ltd
* Owned by Keppel Telecommunications & Transportation Ltd, an 81%-owned subsidiary of the Company
Group Corporate Services
Control & Accounts
Corporate Communications
Corporate & Strategic Development/Planning
Human Resources
Information Technology
Legal
Risk Management & Audit
Tax
Treasury

The complete list of subsidiaries and significant associated companies is available on Keppel Corporation's website *www.kepcorp.com*

We expect to improve our performance year-on-year in the next three to four years.

Group operations
Group overview

	2006 $ million	06v05 % +/(-)	2005 $ million	05v04 % +/(-)	2004 $ million
Revenue	**7,601**	+34	5,688	+44	3,963
Profit after tax and minority interests (PATMI)	**751**	+33	564	+21	465
Exceptional items	**-**	–	–	n.m.	(1)
Attributable profit	**751**	+33	564	+22	464
Operating cashflow	**1,854**	+19	1,559	+194	530
Free cashflow	**1,480**	+113	694	+19	583
Economic Value Added (EVA)	**423**	+113	199	+469	35
Earnings per share (EPS)	**95.4 cts**	+32	72.1 cts	+20	59.9 cts
Return on equity (ROE)	**19.1%**	+16	16.4%	+6	15.5%
Total distribution per share to shareholders	**56 cts**	+22	46 cts	+15	40 cts

The Group had another exceptional year. A robust set of results for the full year 2006 was achieved on new benchmarks set for all key performance indicators.

Revenue for the year at $7,601 million was a record surpassing the previous high set in 2000[1], with Offshore & Marine Division making up more than three-quarter of Group revenue. Group PATMI increased by $187 million or 33% in 2006, which is even higher than the 21% increase achieved a year ago. Offshore & Marine Division contributed significantly to earnings growth. The compounded annual growth rate of PATMI from 2001 to 2006 is 23%.

Earnings per share (EPS) of 95.4 cents were 23.3 cents above 2005, and 35.5 cents above 2004. The EPS growth of 32% and 20% in 2006 and 2005 respectively kept pace with PATMI growth. Return on equity scaled a new high of 19.1% and Economic Value Added of $423 million more than doubled that of the previous year of $199 million.

Free cashflow increased exponentially from $583 million in 2004 to $1.48 billion in 2006 due to robust operating cashflow of $1.85 billion in 2006 and $1.56 billion in 2005 mainly from Offshore & Marine Division's projects. Cash outflow from investing activities was lower in 2006 as there was less expenditure on infrastructure and property projects compared to 2005.

Shareholders will be rewarded with total distribution of 56 cents per share for 2006. The total payout represents 53% of Group PATMI. The payout ratio has consistently exceeded 50%.

The Group has achieved strong growth in the first five years of this decade. With a higher earnings base, the Group is expected to report improving performances year-on-year in the next three to four years.

[1] Revenue in 2000 included banking and financial services unit Keppel Capital Holdings and Singapore Petroleum Company, both subsidiaries of Keppel Corporation at that time. Keppel Capital Holdings was divested in 2001 while Singapore Petroleum Company was deconsolidated in 2003.


Revenue
$ million
6,000
5,000
4,000
3,000
2,000
1,000
0
2,428
4,112
5,755
711
847
1,155
803
671
570
21
58
121
Offshore & Marine
Property
Infrastructure
Investments
2004
$3,963 million
2005
$5,688 million
2006
$7,601 million


PATMI
$ million
500
450
400
350
300
250
200
150
100
50
0
(50)
191
239
448
118
118
96
32
(24)
(35)
124
231
242
Offshore & Marine
Property
Infrastructure
Investments
2004
$465 million
2005
$564 million
2006
$751 million

Segment operations

Group revenue of $7,601 million was $1,913 million or 34% higher than that of the previous year, and nearly doubled the amount achieved in 2004. Compared to 2005, Offshore & Marine Division generated revenue amounting to $5,755 million that was $1,643 million or 40% higher, and accounted for 76% of Group revenue. Twenty-six newbuilds and conversions were completed and delivered in the year, on time or ahead of time and within budget. Revenue from ship and rig repairs was also strong.

Property Division achieved revenue of $1,155 million, $308 million or 36% above 2005. The increased revenue was underpinned by higher sales and prices of the Group's new and existing trading projects both in Singapore and regionally. Infrastructure Division reported lower revenue as no major new network engineering contract was secured. Revenue from electricity trading also declined as non-profitable fixed price contracts were not renewed.

Group PATMI before exceptional items of $751 million was $187 million or 33% above 2005, and $286 million or 62% above 2004. The key contributors to the higher PATMI were Offshore & Marine Division, followed by the Investments Division. In 2006, Offshore & Marine Division, which had an exceptionally busy year contributed significantly to the Group earnings growth, achieving an 87% improvement in PATMI. Property Division registered lower earnings because of lower contribution from Keppel Bay.

Infrastructure Division returned to profitability in the fourth quarter of 2006 with the commercial operation of the power barges in Ecuador. However, the quarter's profit was not sufficient to reverse the losses in the first nine months, resulting in losses of $35 million in 2006. Earnings from Investments Division were higher at $242 million, with gains from the sale of investments and much better contributions from k1 Ventures which benefitted from the divestment of The Gas Company, LLC. These were more than sufficient to offset the lower contributions from SPC, which was affected by the volatile operating environment, product write-downs and higher taxes.

Keppel Offshore & Marine expects yet another exceptional year in 2007 as it meets its commitments to deliver 33 major projects, including nine jackups, one semisubmersible and six offshore support vessels.

Major developments in 2006

- Delivered 26 major projects on or ahead of time and within budget
- Clinched $7.3 billion of orders, with deliveries into 2010
- Secured 10 jackups, nine semi newbuild and upgrade projects, 14 OSVs and seven FPSO conversions

Focus for 2007/2008

- Invest in R&D and create alliances with trend-setting customers, designers and vendors to develop new products and solutions
- Deliver value through excellent project management and execution
- Focus on Health, Safety and the Environment

Earnings highlights

	2006 $ million	2005 $ million	2004 $ million
Revenue	**5,755**	4,112	2,428
EBITDA	**604**	377	306
Operating profit	**539**	318	246
Profit before tax	**624**	350	247
PATMI	**448**	239	191
Manpower (number)	**22,352**	17,522	16,047
Manpower cost	**660**	546	465

Operating profit
$ million

Year	Value
2004	246
2005	318
2006	539

Profit before tax
$ million

Year	Value
2004	247
2005	350
2006	624

PATMI
$ million

Year	Value
2004	191
2005	239
2006	448


Vision
Provider of Choice, Partner in Solutions
Delivering value to customers and partners through excellent project management
Expanding the knowledge and technology base with clear product focus at each of our yards
Creating alliances with trend-setting customers, designers and vendors to develop new products and solutions
Establishing centres of excellence that would promote technological and business development
Striving for continuous improvements
Strengthening presence in promising markets
Replicating the group's proven shipyard management systems in our other "Near Market, Near Customers" locations
Leveraging global network for incremental businesses, enhanced cost-effectiveness and operational efficiency
Promoting groupwide sharing of industry experience and best practices
Net order book
$ billion
12
10
8
6
4
2
0
1.9
3.4
7.2
10.5
2003
2004
2005
2006



Keppel O&M delivered six jackup rigs in 2006, including *Deep Driller 3*, which is of the KFELS Super B Class design.

Earnings review
Offshore & Marine Division secured a record $7.3 billion of new orders in 2006, bringing the net order book at the end of the year to $10.5 billion. The Division's profit before tax of $624 million was $274 million or 78% higher than in 2005, and $377 million or 1.5 times more than that of 2004. Revenue and operating margins improved with higher prices and efficient project execution. PATMI increased from $191 million in 2004 to $239 million in 2005, and increased by a further $209 million, or 87%, to reach $448 million in 2006.

Market review
2006 was marked by fluctuations of spot oil prices with the price per barrel of oil moving within a wide range between US$50 and near US$80. Oil prices started the year at around US$60 per barrel and rose to a record price of US$78.40 per barrel on 13 July 2006. It ended the year at around US$60 per barrel. The volatility of oil prices was set against a backdrop of strong global demand for energy. Global oil demand was estimated to be around 85 million barrels per day in 2006.

Despite the volatile oil price, offshore exploration and production (E&P) activities remained very active in 2006. Utilisation trends remained extremely healthy for all categories of rigs and offshore vessels throughout the year. For jackups, average utilisation was near 87% during the first quarter, climbing to 89% in July before easing to 87% in November. For the floating rig fleet consisting of semisubmersibles (semis) and drillships, utilisation was near 85% at the start of the year. It declined to 83% in June and July before rising back up to 85% by the end of the year.

Day rates for rigs and offshore vessels continued to climb higher throughout the year. The number of rigs earning at least US$300,000 per day rose from four in January to 29 in December. Similarly, the number of rigs earning at least US$200,000 per day increased from 25 in January to 71 in December. During 2006, a total of nine new jackups joined the global rig fleet, while another 27 jackups, 27 semis and 10 drillships were ordered.

Significant events*

January
Keppel Shipyard secured the world's first Liquefied Natural Gas (LNG) floating storage and re-gasification conversion project in a contract with Golar LNG worth about $90 million. (1Q 2008)

Keppel FELS secured a repeat order for an ultra-deepwater semi drilling rig from ENSCO International (ENSCO) with a total project value of US$338 million. (1Q 2009)

February
Keppel AmFELS received a fifth order from Scorpion Offshore for a jackup rig valued at US$143 million. (4Q 2008)

March
Keppel AmFELS signed a US$110 million contract to build a new jackup rig for Atwood Oceanics. (3Q 2008)

GlobalSantaFe selected the proprietary semi design, *DSS™ 51*, jointly developed by Keppel's Deepwater Technology Group and Marine Structure Consultants for its US$270 million semi order. (1Q 2009)

Repeat customer Prosafe Production awarded Keppel Shipyard contracts valued at approximately $130 million for the conversion of two new FPSO facilities. (1Q 2007)

Keppel FELS received a repeat order for a third KFELS B Class jackup rig from Awilco Offshore valued at US$146 million. (2Q 2009)

Keppel FELS entered the Indian offshore drilling market by securing two separate contracts totalling US$355 million to build two KFELS B Class jackups for drilling contractor Discovery Hydrocarbons, a Jindal Group company. (4Q 2008)

Keppel FELS secured a US$132 million contract from a SeaDrill subsidiary for a KFELS B Class jackup rig. (2Q 2008)

April
Keppel FELS secured its first order of a KFELS B Class jackup rig from Mercator Lines for US$180 million. (1Q 2009)

May
Keppel FELS secured a contract to build its fourth ultra-deepwater semi drilling rig for A.P. Moller-Mærsk for $415 million. (1Q 2010)

* Expected deliveries indicated in brackets.

Operating review
Keppel Offshore & Marine (Keppel O&M) had an outstanding year in 2006. It delivered all of its 26 major projects in a timely manner and within budget. All the group segment operations of offshore, marine and specialised shipbuilding posted excellent performances during the year.

The Division secured a record $7.3 billion worth of new orders for the whole of 2006, which was 12% higher than in 2005. This contributed to its net order book of $10.5 billion at the end of the year, with deliveries stretching into 2010.

SSP Piranema* and *Blackford Dolphin

Keppel Verolme's strong track record, strategic location and deepwater infrastructure enhance its ability to outfit *SSP Piranema*, a unique cylindrical FPSO as well as the integration of a semi drilling rig *Blackford Dolphin*.



Among the significant projects secured were 10 jackups, nine semi newbuilds/upgrades, 11 Anchor Handling Tug/Supply (AHTS) vessels and seven Floating Production Storage and Offloading (FPSO) conversions.

Offshore

Keppel FELS achieved a sterling performance in 2006. The Singapore yard secured a total of 13 newbuilding contracts, of which eight were jackups and five were semis. Seven of the newbuilding jackup contracts were of the proprietary KFELS B Class design.



Keppel Shipyard completed the installation of the *P-53*'s turret, one of the largest worldwide.

Significant events*

May

Maersk Contractors awarded Keppel Shipyard the fast-track conversion of a tanker to a FPSO facility for approximately $96 million. (1Q 2008)

June

Keppel FELS secured its fourth order from India for a US$182 million KFELS B Class jackup rig to be built for Great Eastern Shipping. (4Q 2009)

July

Keppel strengthened ties with LUKOIL through $260 million in contracts to build an auxiliary icebreaker vessel and a multi-purpose icebreaking supply vessel for its subsidiary. (4Q 2007 – 2Q 2008)

August

Keppel FELS secured a US$270 million contract to design and build its first semi drilling rig for deployment in Brazilian waters for Queiroz Galvão Perfurações. (3Q 2009)

September

Keppel FELS secured its third contract from a subsidiary of ENSCO for an ultra-deepwater semi drilling rig valued at approximately US$385 million. (4Q 2009)

October

Keppel O&M secured contracts totalling $210 million to convert two FPSO facilities and to build five AHTS vessels. (2Q 2007 – 1Q 2009)

December

Keppel FELS secured a US$371 million contract to build the first KFELS N Class drilling-cum-production jackup rig for ProdJack AS, a member of the Skeie Group, and took a 10% equity stake in ProdJack AS. (1Q 2010)

Keppel Singmarine secured a $135 million contract to build its first proprietary-designed Ice-Class Floating Storage and Offloading system for a LUKOIL subsidiary. (1Q 2009)

Keppel Verolme broke into the decommissioning market with a €140 million contract to build the world's first concrete heavy lifter for MPU Offshore Lift ASA. (1Q 2009)

* Expected deliveries indicated in brackets.







Clockwise from top left: **President of Brazil, His Excellency Luiz Inácio Lula da Silva, at BrasFELS yard for tour on board the *P-51* and *P-52* floating production units.**

Mr Lim Swee Say, Minister in Prime Minister's Office and Secretary-General of the National Trades Union Congress, graces the naming ceremony of *Deep Driller 2*.

Mr Rahul Gandhi, Member of Parliament of India, enjoys a hands-on experience on board a KFELS B Class jackup rig.

The company secured three contracts for its Keppel FELS proprietary deepwater semi designs: a *DSS™ 51* from GlobalSantaFe Corporation, a *DSS™ 21* from A.P. Møller–Mærsk and a *DSS™ 38* from Brazilian drilling contractor Queiroz Galvão Perfurações. The other two semi projects are being built for ENSCO.

In the upgrade market Keppel FELS retained its lead, commencing work on four new semi projects clinched during the year.

Its reputation of delivering on its promise was significantly enhanced by all seven newbuild projects completed on time or ahead of time during the year amid an extremely busy schedule of executing 30 major projects concurrently.

Safety figured strongly in the year, with seven projects attaining two million manhours each without any lost time incidents and seven more projects achieving one million manhours with the same clean record. Its Accident Frequency Rate of 1.1 and severity rate of 28 per million manhours worked were significantly lower than industry rates of 2.8 and 175 respectively.

In anticipation of its present and future workload, Keppel FELS expanded its yard and fabrication facilities to increase capacity for fabrication works and wharfage for mooring of rigs. It set up Bintan Offshore Fabricators, a majority-owned venture, on Bintan Island, Indonesia and leased a 9-hectare site at Shipyard Crescent in Singapore. The Philippine yards also upgraded their facilities to support Keppel FELS.

In the US, Keppel AmFELS achieved a strong performance on the back of more newbuilding projects and strong contributions from repair and upgrade work.

The company successfully delivered 12 projects in 2006, with the completion of two newbuild accommodation platforms for PEMEX and 10 repair and upgrade projects.

Current newbuilding projects in Keppel AmFELS include seven newbuild jackup drilling rigs for Scorpion Drilling, Diamond Offshore and Atwood Oceanics, and a sludge vessel for New York City.

Keppel FELS Brasil achieved significant milestones in 2006 with the challenging and complex mating operations for the *P-52* project and the joining of the 'C' sections of the lower hull pontoon of the *P-51* project in the BrasFELS Yard.


SP11421
Ocean Monarch is the fourth upgrade that Keppel FELS is carrying out for Diamond Offshore.

The yard has also delivered two platform support vessels to Maersk Brasil Ltda during the year.

In the Netherlands, Keppel Verolme achieved record revenue in 2006. Its excellent execution of the world's first circular FPSO, the *SSP Piranema*, reflected the European yard's ability to offer real value for its customers compared to low-cost yards.

The yard also demonstrated its synergy with sister yards in the conversion of the *Blackford Dolphin* for Fred Olsen Energy by undertaking the overall integration of the structure and modules as well as carrying out repair and maintenance work on the semi.

Another first for Keppel Verolme was winning a project to build the world's first concrete heavy lifter for Norway's MPU Offshore Lift AS for the decommissioning market.

Major projects completed by Caspian Shipyard Company (CSC) in 2006 included the supply of labour for the *BP Shah Deniz* project and the fabrication of 1,600 tonnes of foundation steel for Agip Kazakhstan North Caspian Operating Company (Agip KCO). Work in progress is the fabrication of pipe racks for Agip KCO, and this will keep the yard busy till 2008.

Keppel Kazakhstan marked a significant milestone in 2006 with the launch of the transportation barge *AKKU1*, built for Agip KCO. The launch of the first offshore vessel ever built in Kazakhstan was graced by His Excellency Nursultan A Nazarbayev, President of the Republic of Kazakhstan. This vessel is part of the contract for pipe racks and four barges to support the first-phase development of the Kashagan oil field.

Ideally located in the Caspian Kazakh Sector, Keppel Kazakhstan works with CSC to realise the full benefits of the group's "Near Market, Near Customer" strategy in the region.

In Norway, Keppel O&M acquired an additional 50% of the shares in Offshore & Marine ASA in March 2006 to make it a wholly-owned subsidiary. Additional capital was injected into the company. The firm was subsequently re-branded and is now Keppel Norway AS.

In the United Arab Emirates, Arab Heavy Industries achieved yet another record performance in 2006. It repaired 222 vessels and converted the barge *GTO 202* into a floating mobile jetty.


UMUROA

Polvo and *Umuroa* are two of the eight FPSO/FSO conversions that Keppel Shipyard has carried out for Prosafe Production.

Marine
Keppel Shipyard achieved record revenue in 2006, boosted by higher-value repairs and more conversion work.

Tankers and container ships remain the main revenue contributors. The yard completed nine LNG carrier repairs and maintained its market-leading position in the conversion market, having undertaken 10 FPSO/FSO conversion, upgrading and repair projects.

Keppel Shipyard received significant bonuses which included $1,500,000 from SBM for *FPSO Capixaba*, and $500,000 from Marathon Petroleum Company (Norway) in recognition of achieving the safety performance targets for the *Alvheim FPSO* project.

The offshore production market has seen strong orders for floating production units (FPUs) in the last two years. Demand for FPSO/FSO conversion is expected to be sustained in 2007. Keppel Shipyard's track record of FPSO/FSO conversion, upgrading, and repair increased from 54 to 64. By the end of 2006, 10 projects were completed while six FPSO/FPU conversion projects and one FSO refurbishment were in progress. One FPSO and one FSRU conversion project are also on order for 2007. This is a considerable leap from four FPSO/FSOs completed and four in progress in 2005.

During the year, Keppel Shipyard signed a Letter of Intent with Qatar Gas Transport Company (Nakilat) to establish a large shiprepair yard in Qatar. The agreement was finalised in March 2007. This will extend Keppel O&M's "Near Market, Near Customer" reach to yet another major oil and gas producing market.

Keppel Philippines Marine Inc (KPMI) achieved higher profitability on the back of higher workloads in its shipyards. In 2006, Keppel Batangas Shipyard repaired 80 vessels and completed two 45-tonne bollard pull Azimuth Stern Drive (ASD) harbour tugs for a Singapore customer and the lower pontoon of a semi drilling rig for Keppel FELS. It also commenced construction on another tugboat and the lower pontoon sections of two semis, all of which are for export.

Wholly-owned subsidiary, Keppel Cebu Shipyard, repaired 92 vessels in 2006, up from 76 vessels in 2005. Foreign vessels accounted for 61% of the total revenue, with 42 foreign vessels repaired during the year compared to 30 in 2005. Work started on a 45-tonne bollard pull ASD tug and two 50-tonne bollard pull ASD tugs during the year.

Subic Shipyard & Engineering Inc, an associated company, registered higher revenue. All 38 vessels repaired in the yard were foreign vessels compared to the 50 serviced in 2005. The decrease in number was attributed to longer docking durations required by the vessels under repair. The shipyard was also contracted by Keppel FELS for the construction of pontoon sections for two semis.

Offshore Support Vessels

In its bid to expand into promising frontiers, Keppel Singmarine breaks into the Russian market with the construction of two ice-breaking vessels for LUKOIL. At the same time, it continues to serve its long-time customers, delivering two AHTS to Smit Transport and Heavy Lift.





Specialised shipbuilding

Keppel Singmarine had a boom year in 2006, with improved revenue due largely to the high-value projects and contributions from Keppel Nantong Shipyard in China.

A total of 14 offshore support vessels (OSVs) and tugs were delivered to a worldwide clientele including new customers LUKOIL-Kaliningradmorneft and Seaways International.

It secured six units of OSV and two jackup hulls for Keppel FELS during the year. It also acquired new capabilities in Ice-Class vessels with the award of two units of ice-breaking vessels for the Barents and Arctic Seas and an FSO for the Caspian Sea.

The specialised shipbuilding yard has an order book of 22 vessels slated for delivery from the beginning of 2007 till mid-2009. Of this, 11 are being built in Keppel Nantong.

Keppel Nantong in China launched full-scale operations in 2006 to complement Keppel Singmarine in the construction of OSVs and tugs.

Business outlook

The outlook for the offshore and marine industry remains strong, underpinned by sound market fundamentals.

With oil and gas demand growing at a strong pace to support global economic development, worldwide offshore E&P spending is expected to grow, albeit at a moderate level in 2007.

Offshore

Demand for offshore rigs remains bullish with an ageing global rig fleet and record high fixture rates. The offshore rig fleet is currently operating at an effective utilisation rate of nearly 100% in every sector. Worldwide jackup demand is expected to increase to 390 units in 2007 and 410 in 2008. Demand for semis is expected to increase from an average of 160 units globally in 2007 to nearly 180 in 2008.


Keppel FELS Brasil is on track with the construction of the *P-52* FPU.


Keppel Batangas fabricates the pontoons for the *ENSCO 8500* semi.

The order backlog for new FPUs is at a record 30-year high, with over 60 units due for delivery over the next two years. This includes nearly 50 units of FPSOs and nine production semis. There are also close to 110 projects currently in the bidding, design or planning stages that potentially require a significant number of additional floating production and storage units.

Deepwater activity will continue to grow significantly, with almost 25% of E&P projects in the planning pipeline slated for ultra-deepwaters exceeding 1,500 metres. Another 30% of the planned projects are in water depths of between 1,000 m and 1,500 m.

In the North Sea, a resurgence in exploration and appraisal (E&A) drilling in the last two years saw the highest levels of E&A investment since the late 1980s. The increased activity in the Arctic environment and other harsh environment looks likely to continue. The deepwater "Golden Triangle" of West Africa, Gulf of Mexico and Brazil will continue to account for over 80% of global deepwater expenditure. Prospecting in the Caspian Sea looks positive in the Russian, Azerbaijani and Kazakh sectors and this is expected to result in additional requirements for offshore-related infrastructure and OSVs.

In Brazil, Petrobras' new five-year strategy to reduce its dependency on gas, light oil and oil product imports has pushed up overall investments in deep and ultra-deepwater E&P. Together with the capital expenditure budgeted by other oil companies in the region, a total order for 11 FPUs is planned for the period between 2007 and 2011.

West Africa remains an important region for the international oil community, as oil companies seek to diversify long-term oil and gas supply from the Middle East and parts of Latin America. There is also strong interest in African acreage, particularly from Asian national oil companies seeking to fuel their burgeoning economies. The emerging Asian and Australian regions will also see strong growth in offshore oil and gas activities.

The high level of E&P activities will continue to drive demand for production facilities, particularly FPSOs and FSOs. About 30 potential FPSO and FSO projects are coming on stream, including upgrading projects.

Keppel O&M has been able to co-invest in FPSOs and rigs with long-time customers. It believes that the market is right for shipyards and owners to collaborate and leverage one another's capabilities to offer additional value to end customers. Keppel O&M will explore different alliances with trendsetters to capture greater value.

Global oil demand continues to grow at a strong pace



millions of barrels per day
86
84
82
80
78
76
74
75.4
76.2
76.8
77.8
79.3
82.4
83.6
84.5
85.9
+1.5%
+1.1%
+1.7%
1999
2000
2001
2002
2003
2004
2005
2006
2007

Source: IEA, Oil Market Report, November 2006



Keppel AmFELS completes two accommodation platforms for PEMEX.

Marine

The rise in FPSO and FSO projects is taking up capacity traditionally used for shiprepair and upgrading work, while the continuing good shipping market is asserting pressure on owners and ship managers to push for faster turnaround times for shiprepair. The confluence of these factors has held up prices for shiprepair services despite expansion of existing and new shiprepair facilities within Asia. This augurs well for Keppel Shipyard's shiprepair business. Servicing tankers and container ships remains core to the shipyard.

Specialised shipbuilding

The OSV market will continue to thrive on the current high utilisation and charter rates, providing favourable conditions for further investment in vessels by operators. Demand for icebreaking OSVs is expected to rise as Russia intensifies her hydrocarbon exploration in the Russian Arctic territory.

However, competition is expected to remain keen as Norwegian yards are lowering production cost by outsourcing their hull construction work to East European countries and offering liberal payment terms. Chinese and Indian yards are now also in the fray for OSV construction.

Prospects for tugboats remain robust with growing global shipping, underpinned by the industrial expansion of China's and India's booming trade. There is a greater need for harbour tugs of bigger horsepower and better manoeuvrability.

Keppel Singmarine and Keppel Nantong Shipyard are ready to grow beyond the good track records achieved in recent years to attain new heights as they serve the needs of their customers in the buoyant shipbuilding market.

Our Property Division's growth is expected to be underpinned by the robust office and high-end residential sectors in Singapore.

Major developments in 2006

- Sold over 1,200 residential units in Singapore and about 2,500 residential units overseas
- Completed *One Raffles Quay* in October 2006. Building was fully pre-committed prior to its completion
- Embarked on a re-branding exercise for Evergro Properties Limited (formerly known as Dragon Land Limited) after raising its stake in the company to 71%
- Sponsored the establishment and listing of K-REIT Asia, a commercial real estate investment trust, in April 2006

Focus for 2007/2008

- Capitalise on the development of the new downtown and Keppel Bay as the next phase of growth
- Selectively launch residential and township projects in Singapore and overseas to meet continued demand for quality homes
- Seek to widen its footprint in the region and explore new potential markets such as the Middle East
- Continue to explore potential acquisition of commercial properties through K-REIT Asia to reach its target Assets Under Management of $2 billion within the next few years
- Work on the launching of two new funds in 2007 by Alpha Investment Partners

Vision

The Division aims to be a leading property developer in the region and a premier manager of property funds.

Earnings highlights

	2006 $ million	2005 $ million	2004 $ million
Revenue	**1,155**	847	711
EBITDA	**251**	215	194
Operating profit	**235**	195	179
Profit before tax	**233**	222	194
PATMI	**96**	118	118
Manpower (number)	**2,674**	2,219	2,088
Manpower cost	**63**	50	37

Operating profit
$ million

2004 179
2005 195
2006 235

Profit before tax
$ million

2004 194
2005 222
2006 233

PATMI
$ million

2004 118
2005 118
2006 96



One Raffles Quay

Earnings review

The Property Division registered a $308 million, or 36% improvement in revenue over 2005, backed by higher sales from both Singapore and overseas residential properties. Rental income from investment properties was higher as a result of the tight supply of prime office buildings in the Singapore Central Business District. Despite lower contribution from Keppel Bay, the Property Division posted profit before tax of $233 million, 5% above the previous year due to the higher revenue from trading projects and profit from the sale of a piece of land in Tianjin and an equity interest in a property project.

Market review

The Singapore economy grew by 7.9% in 2006, higher than the 6.6% growth in 2005. Growth was driven mainly by improved global economic conditions and business sentiments, which led to positive growth in all three sectors of manufacturing, services and construction.

Driven primarily by new and expansionary demand for prime office space from the financial and business services sector, the Singapore office market continued to strengthen throughout 2006 with a take-up of 2.4 million square feet (sf), up from 1.96 million sf for 2005 and 1.07 million sf for 2004.

According to CB Richard Ellis (CBRE), Grade A office occupancy rose to 99.2% as at end-2006 compared with 92.5% a year ago. In contrast to rising demand, office availability is tight, which is further compounded by the reduction of over 1 million sf in existing supply due to redevelopment plans of some offices within the Central Business District.

The continued surge in demand, coupled with increasingly tight supply availability, pushed up Grade A office rent by 53.2% year-on-year to $8.73 per square feet (psf) per month as at end-2006 from $5.70 psf as at end-2005 (source: CBRE). Based on CBRE's Global Market Rents survey in November 2006, Singapore is still competitive relative to other key Asian cities such as Tokyo, Hong Kong, Mumbai, New Delhi and Seoul.

2006 saw residential prices increase by 10.2%, the highest gain since 1999. Total take-up of new homes surged to 11,147 units for 2006 compared with approximately 9,000 units in 2005. Demand for high-end projects continued to remain strong. Based on Urban Redevelopment Authority's statistics, new launches for high-end and luxury-end properties in 2006 increased by 25.4% over 2005.

Strong economic growth, urbanisation, a growing middle class and rising home aspirations continue to spur demand for quality housing in Asia.



***The Botanica*, Chengdu, China**

Located in the south-eastern sector of Chengdu, the 42-hectare residential township development comprises a mix of high and low-rise apartment blocks, commercial buildings and supporting amenities such as a primary school, kindergartens, a clubhouse and parks.

Despite anti-speculation measures in China's property market, sales of *The Botanica* in Chengdu continued to do well. In major cities such as Beijing and Chengdu, home prices continued to rise on the back of genuine demand by owner-occupiers.

China's market potential continues to appear favourable in the longer term, given its positive economic and demographic factors. The government's move to keep speculation in check is expected to promote the development of a healthy and sustainable housing market in the long run.

Operating review

Singapore

Demand for high-end projects continued to remain strong as evident from Keppel Land's launch of the *Marina Bay Residences (MBR)*. *MBR* experienced 100% sales during its preview with an overall achieved average selling price of approximately $1,950 psf. One of the penthouses achieved a record price of $3,450 psf.

Similarly, sales were brisk for other high-end projects. *The Sixth Avenue Residences* was sold out in two weeks from its preview. The project achieved an average selling price of about $1,000 psf.

Three other of the group's existing launches – *Caribbean at Keppel Bay*, *The Belvedere* and *The Callista* – also achieved 100% sales while 98% of the 393 units released at *Park Infinia at Wee Nam* were sold as of end-February 2007. *Urbana*, *The Linc* and *Freesia Woods* were also substantially sold.

In total, Keppel Land sold over 1,200 homes in Singapore in 2006, more than double its sales from 2005, positioning it among the top three listed developers in residential sales in Singapore.

One Raffles Quay (ORQ), which was jointly developed with Cheung Kong (Holdings) and Hongkong Land, was 100% pre-committed even before its completion in October 2006. Setting a new benchmark when it achieved rental of $10 psf per month, *ORQ* attracted many blue-chip tenants such as ABN AMRO, Deutsche Bank, UBS, Ernst & Young, Barclays Capital and Credit Suisse.

Keppel Land also commenced construction of Phase One of *Marina Bay Financial Centre (MBFC)* which is jointly developed by the same consortium partners in *ORQ* and designed by internationally-renowned architects Kohn Pedersen Fox. Scheduled to be ready in 2010, Phase One of *MBFC* will provide about 1.6 million sf of net lettable office space and 428 units of luxury homes at *MBR*, with complementary retail facilities.

Encouraged by the strong rebound in the office market, the consortium exercised its option in the first quarter of 2007 to purchase the remaining land for Phase Two of the development with a balance gross floor area of over 2 million sf.

Overseas

Keppel Land's overseas residential developments continued to achieve good sales in 2006, riding on sustained demand for quality homes in Asia's growth cities. In 2006, the group sold a total of about 2,500 residential units, mainly in China, India and Vietnam.

In China, *The Seasons* in Beijing sold about 97% of the 1,775 units launched as of end-February 2007. Over at Chengdu, *The Waterfront* achieved sales of about 97% for the 1,098 units released while *The Botanica* sold more than 91% of the 1,150

K-REIT Asia owns about 44% of the strata area of Prudential Tower.



Villa Riviera, Ho Chi Minh City, Vietnam.

Significant events

March
The final closing of Alpha Core Plus Real Estate Fund by Alpha Investment Partners exceeded initial targets by raising $720 million.

April
Evergro Properties sold its wholly-owned subsidiary for a book profit of about $24.2 million to unlock greater value from its assets.

K-REIT Asia was listed on the Main Board of the Singapore Exchange by way of introduction.

Luxurious waterfront development in Ho Chi Minh City, *Villa Riviera* was unveiled for public viewing.

June
Keppel Land broadened its foothold in India with a joint venture to develop a 1,670-unit condominium project in Kolkata.

July
Keppel Land increased its stake in Equity Plaza to 64.6% to consolidate interests in its office portfolio.

October
Keppel Land divested its entire 30% stake of a joint-venture company holding a 98% stake in *Ocean Towers*, Shanghai, booking an estimated net profit of $28 million.

November
Keppel Land unlocked the value of *Bugis Junction* through the divestment of its interest in *Hotel InterContinental Singapore* for a profit of about $57 million.

Evergro Properties' new corporate identity was unveiled along with plans for its first project under the new brand – a 1.2 million sm luxury villa and golf resort in Tianjin's Hangu District.

December
Marina Bay Residences was completely sold out even before the public launch of its 428 apartments.

***Elita Promenade*, Bangalore, India**

To be developed in two phases, Elita Promenade comprises 1,573 apartments with unit sizes ranging from 1,365 sf to 1,790 sf. Following its success in Bangalore, the group will be launching its second condominium project *Elita Horizon*.

Dubbed India's and also the world's IT hub, Bangalore has seen a substantial increase in real estate investment since the government relaxed the ban on foreign direct investment in December 2005. Foreign investment in Bangalore's real estate is estimated at US$2 billion in 2006 and this figure is expected to increase further with the government's plan for development of large-scale satellite townships, IT parks and aerospace parks.

In total, some 4,000 Keppel homes will be released in India over the next few years.





***Serenity Cove Golf Villas*, Tianjin, China**

The 1.2 million sm luxury villa and golf resort, located on the Southern Island in Tianjin, is Evergro's first residential showpiece. There is capacity to yield over 450 villas and other low density up-market housing. This project has great potential for growth and profitability as it is situated on prime real estate within the Binhai New Area.

Furthermore, Keppel Land and Evergro Properties have successfully acquired two adjacent plots of prime land totalling 82,987 sm in Jiangyin, Jiangsu Province to develop a flagship urban living project. They will jointly design and develop an integrated urban living project with residential, commercial and retail components within the new civic and cultural district known as the Jiangyin City Living Room.

units launched under Phase Two. As buyers of Keppel Land's projects are mainly locals, the anti-speculation measures have not affected the group significantly. Keppel Land remains optimistic about China's market potential in the long run. It has increased its stake of its China-focused subsidiary Evergro Properties to 71% as an additional platform for the group's expansion into second-tier cities in China. With the re-branding, Evergro Properties will be in a better position to inject more value to grow its brand and strengthen its portfolio with choice residential developments.

In India, *Elita Promenade* in Bangalore continued to make favourable progress, with about 72% of the 1,263 launched units sold as of end-February 2007.

All 101 units at *Villa Riviera* in Ho Chi Minh City had been sold, helped by the recent stock market bull run in Vietnam.

Fund management

Alpha Investment Partners (Alpha) continued to deliver good returns to its investors and shareholders. All the funds under Alpha's management exceeded returns expected by investors. This strong performance was the result of active management to achieve higher income from its portfolio of properties and gains from divestments, as well as appreciation in property value.

In 2006, Alpha made 18 acquisitions, bringing the total value of assets under management (AUM) to $2 billion as at end-2006, up from about $980 million as at end-2005. AUM is expected to reach $4 billion when all the funds are leveraged and fully invested.

Alpha Core Plus Real Estate Fund concluded its final closing in March 2006 with a total equity of about $720 million, exceeding its target of $412 million. Alpha also secured its first Shariah compliant fund in 2006.

With continued strong investor interest in Asian real estate, Alpha is working on establishing local platforms and launching new products, and has identified Australia, China and India as potential markets to establish local platforms for fund raising and investing. A platform in China is planned for 2007 to better serve investment needs in this fast-growing Asian economy.

Business outlook

Singapore

For 2007, the Ministry of Trade and Industry expects Singapore's economic growth to remain healthy albeit at a slower pace of between 4.5% and 6.5%. The government's planned increase in the goods and services tax from 5% to 7% with effect from 1 July 2007 is not expected to add much pressure to inflation. A cut in the corporate tax rate to 18% from 20% effective from Year of Assessment 2008 will enhance Singapore's competitiveness in the region.



The new lifestyle hub in Singapore

Part of a sprawling 32-hectare development, *Reflections at Keppel Bay* will be a stunning contribution to Keppel Land's renewal of Singapore's southern skyline. The southern belt is set to become the country's new lifestyle hub, which includes Marina Bay, earmarked to be the island's new downtown. With an expanding portfolio of projects in this belt, Keppel Land is poised to benefit from the favourable economic outlook and influx of foreign investment and talent.



With continued economic growth and business expansion, office demand is expected to remain strong going forward. As no significant new supply is forecast between 2007 and 2009 until *MBFC* (Phase One) is ready in 2010, office rentals and occupancies will continue to go up. Jones Lang LaSalle has predicted further rental growth of 25% to 30% in 2007.

Property consultants expect the residential market to remain positive for 2007. Prices for new projects in the high-end and luxury-end sectors may continue to increase and will have a spillover effect on mid-tier homes. Overall, residential property price increase for 2007 is expected to be between 5% and 8%.

For 2007, Keppel has in its stable, one of the most awaited residential project launches in Singapore, *Reflections at Keppel Bay*. Designed by world-renowned architect Daniel Libeskind, this 1,129-unit development will have six high-rise glass towers of 24 storeys and 41 storeys as well as 11 villa apartment blocks of six to eight storeys. It is part of the Keppel Bay precinct which offers a true waterfront lifestyle with a marina that is due to be completed in the fourth quarter of 2007. Keppel Bay is located in the district which encompasses Sentosa Island with its upcoming Integrated Resort and the VivoCity retail mall in the HarbourFront precinct. Other potential launches of the group in 2007 include *Park Infinia at Wee Nam*, *The Tresor*, and the redevelopment of *Naga Court* and *The Crest @ Cairnhill*.

Overseas

Asia's housing market outlook also remains favourable on the back of robust economic growth and continuing inflow of global funds into Asian real estate. New residential launches in the pipeline for 2007 include a villa development in Tianjin, China; *Elita Horizon* in Bangalore and a condominium project in Kolkata, India; and the first phase of the group's townships in Wuxi, China; Ho Chi Minh City, Vietnam and East Jakarta, Indonesia.

The group will continue to seek residential and township development opportunities in Asia's promising cities and to further grow its assets under management to boost fee-based income.

Our Infrastructure Division is poised for growth with strategic initiatives to develop application technologies.

Major developments in 2006

- Keppel Seghers secured two contracts amounting to $1.7 billion for the Qatar Domestic Solid Waste Management Centre project
- Keppel Seghers was awarded the 25-year DBOO Tuas South Waste-to-Energy Plant project in Singapore
- Keppel Energy's 150 MW power barges commenced operations in Ecuador on a 15-year concession contract

Focus for 2007/2008

- In line with its aim of being a leading provider of innovative cost-effective environmental solutions, Keppel Seghers will focus on R&D and actively develop both water and solid waste treatment technologies
- Keppel Energy will leverage the Keppel Merlimau Cogen project infrastructure to develop its utilities business

Earnings highlights

	2006 $ million	2005 $ million	2004 $ million
Revenue	**570**	671	803
EBITDA	**(19)**	(2)	88
Operating profit	**(65)**	(53)	12
Profit before tax	**(24)**	(17)	37
PATMI	**(35)**	(24)	32
Manpower (number)	**3,998**	3,724	3,530
Manpower cost	**158**	166	161

Operating profit
$ million

2004	12
2005	(53)
2006	(65)

Profit before tax
$ million

2004	37
2005	(17)
2006	(24)

PATMI
$ million

2004	32
2005	(24)
2006	(35)

Vision

The Infrastructure Division continues to explore opportunities in growth markets to build sustainable long-term earnings. A constant stream of income is expected from these assets:



Ecuador Power Barges
150 MW
Operation: 4Q 2006
Ulu Pandan NEWater Plant
148,000 m³ of NEWater per day
Operation: 1Q 2007
Keppel Merlimau Cogen Plant
500 MW
Operation: 1H 2007
Qatar Domestic Solid Waste Management Centre
Over 1,550 tonnes of solid waste a day
Contribution from: 4Q 2007
800 tonnes of solid waste a day to generate more than 20 MW of green energy
Tuas South Waste-to-Energy Plant
Operation: end 2009
2006
2007
2008
2009
2010

estone in Collaboration

Integrated Domestic Solid Waste Management Centre

The Ministry of Municipal Affairs and Agriculture in Qatar awarded Keppel Integrated Engineering contracts comprising engineering, procurement and construction of an integrated solid waste management facility, and the operation and maintenance of the facility for 20 years. This $1.7 billion project showcases the best of Keppel Seghers' technologies and project management capabilities. To be completed in 2009, the waste management centre will handle and treat domestic solid waste for the whole of Qatar.



Ulu Pandan NEWater Plant

The Keppel Seghers Ulu Pandan NEWater Plant is Singapore and East Asia's largest water reuse plant. It has a capacity to produce 32 million gallons (148,000 m³) of NEWater a day. Keppel Seghers has introduced a number of engineering solutions that have reduced the size of the plant while improving its operational efficiency.

Keppel Seghers' aim of being a leading provider of innovative cost-effective environmental solutions is in alignment with the vision of the Ministry of Environment and Water Resources to develop Singapore into a strong and vibrant hydro hub.

Pictured here toasting to a solution for Singapore's water needs were Prime Minister Lee Hsien Loong (centre), Minister of the Environment and Water Resources Dr Yaacob Ibrahim (left) and Keppel Corporation Executive Chairman Lim Chee Onn.


Opening
ppel Seghers Ulu Pandan NE

Earnings review
Revenue from the Infrastructure Division was $570 million, a decline of 15% below 2005. This is due to fewer network engineering contracts secured by Keppel Telecommunications & Transportation (Keppel T&T), coupled with lower sales for electricity trading as non-profitable fixed price contracts were not renewed. Overall, the Division incurred losses of $35 million compared to $24 million in 2005, as the deployment of the power barges in Ecuador only returned to business in the fourth quarter of 2006. However, the quarter's profit was not sufficient to reverse the first nine months' losses.

Environmental engineering
Strategic direction of Keppel Integrated Engineering Ltd (KIE)
KIE adopts a three-pronged business model of developing and selling technology packages; designing, building, operating and maintaining water and waste treatment plants on a turnkey basis; and owning and operating such plants developed by KIE.

Market review
The growth of the global economies continued to fuel the need for more efficient waste and water management systems. Growing awareness and acceptance of climate change issues resulted in more widespread adoption of greenhouse gas reduction initiatives. This, coupled with the increasing amounts of waste and the decreasing availability of land fill sites, had led governments, especially in Europe, to pass laws designed to discourage or prohibit landfilling of waste. During the year, KIE's wholly-owned environmental unit Keppel Seghers stayed on course in building on its track record in providing comprehensive environmental solutions for solid waste and water/wastewater treatment. The company secured several milestone projects in the Middle East, Europe, China and Singapore in 2006.

Operating review
In the environmental business, Keppel Seghers continued to build on its position as a leading provider of comprehensive environmental solutions ranging from consultancy, design and engineering, technology and construction to operation and maintenance of facilities. It clinched major projects that are expected to bring in recurring income to sustain growth.

In 2006, the company secured two contracts amounting to QR3.9 billion (approximately $1.7 billion) from the Ministry of Municipal Affairs and Agriculture in Qatar. This project is the largest environmental engineering undertaking that a Singaporean company has won in the international market. The two contracts, of about equal value, were for the Engineering, Procurement and Construction (EPC) of an integrated solid waste management facility in Qatar, and the operation and maintenance of this facility for 20 years. The plant is expected to be operational in 2009. This will be the first such integrated solid waste treatment facility in the Middle East, and one of the few in the world.

In Singapore, Keppel Seghers clinched its second public private partnership (PPP) project, the Tuas South Waste-to-Energy (WTE) Plant, last year. This came on the back of the first PPP project, the Ulu Pandan NEWater Plant, that it secured in 2004.

The WTE Plant is under a 25-year Design-Build-Own-Operate (DBOO) contract arrangement with the National Environment Agency (NEA). Located at Tuas South, the WTE Plant, Singapore's fifth, is the first incineration plant to be built under the PPP initiative.

Overseas, Keppel Seghers made significant progress in securing contracts in both water and WTE solutions sectors.

It secured a contract from InBev, the world's largest brewer, to upgrade its existing wastewater treatment plant in Jupille, southern Belgium. Work involved the provision of engineering services, civil works as well as supply and installation of equipment.

The company also made further inroads with its proprietary technology solution – UNITANK® – into Argentina with two new contracts worth US$1.3 million from new customers. This added on to Keppel Seghers' track record of 20 UNITANK® projects in the country.

In the thermal solutions market, Keppel Seghers secured a significant breakthrough in Finland with its first WTE plant for municipal solid waste. The Kotka Energy WTE project signified the acceptance of WTE solutions in the country with its move towards meeting EU's ban on landfill through the adoption of WTE as a viable and environment-friendly alternative.

It secured two separate contracts of approximately $13 million each to provide technologies and services for the first WTE plants to be built in Jiangyin and Changzhou, Jiangsu Province, China. For both plants, Keppel Seghers will provide its state-of-the-art equipment design and technical services for the grate, atomiser, automation control and flue gas cleaning components of the plant.

When completed, each WTE plant will be able to treat 800 tonnes of municipal waste a day to generate 12 MW of green energy. Both plants were repeat orders from China Everbright International, which affirmed the strength and reliability of Keppel Seghers' proprietary technologies.

These projects reaffirmed the position of Keppel Seghers as the market leader for imported WTE solutions in China where it has 60% of the market.

Meanwhile, Keppel Seghers has completed the construction of its Ulu Pandan NEWater DBOO project, the largest and newest NEWater plant in Singapore, which would supply half of Singapore's NEWater needs. The plant was officially opened by Singapore's Prime Minister Lee Hsien Loong on 15 March 2007.

As for Keppel FMO Pte Ltd (Keppel FMO), the facilities management and operations company made successful inroads into the Middle East airport operations market with its first maintenance project in Qatar's Doha International Airport.

In Singapore, the firm secured maintenance contracts from new customers Workforce Development Agency, the National Library Board and the Supreme Court during the year. In addition, Keppel FMO continues to retain high renewal rate of operation and maintenance contracts from its existing clients.

FELS Cranes, a wholly-owned unit of KIE, completed the installation and delivery of five Rubber Tyred Gantry (RTG) cranes to Kolkata Port Trust, India's oldest and only riverine port, in May 2006.

Business outlook

While KIE has built and operated various plants in Europe and Asia, the Qatar project is by far the most significant of such projects that the group has undertaken.

The challenge ahead is for the group to leverage its expertise and experience to secure new opportunities for environmental engineering services. This is set against the global backdrop of the need for more efficient waste and water management systems, and growth potential for alternative waste disposal methods such as WTE plants.


Keppel Seghers is constructing Singapore's fifth WTE plant.


Keppel Logistics invested a 35% stake in Wuhu Annto.


Keppel Energy's floating power plant in Ecuador.

Significant events

January

Keppel Seghers [illegible] a 25-year [illegible] contract with the National Environment Agency [illegible] WTE plant [illegible] [illegible] tonnes of waste [illegible] [illegible] of green energy.

April

[illegible]

June

[illegible] Logistics Company.

July

Keppel Seghers [illegible] $[illegible] [illegible] technologies and services for the first WTE plant in [illegible]

August

Keppel Seghers [illegible] with a $13.5 million contract to provide technologies for [illegible] plant.

September

Keppel Seghers commissioned and delivered the 1,050- [illegible]

October

Keppel Seghers [illegible]

Keppel Seghers [illegible] integrated [illegible] management facility and to operate and maintain the facility for 20 years.

Keppel [illegible] 30% [illegible] in Singapore.

December

Keppel Energy [illegible] following its previous deployment in Brazil.



Keppel FMO clinched the maintenance contract for Doha International Airport.



Keppel Seghers supplied equipment and technology for the Suzhou SuNeng WTE plant.

Given also that the outlook for energy costs are expected to remain at levels considerably higher than seen in the previous decade, industrial producers are looking at how to safeguard their long-term energy needs at an acceptable cost. Some of the major energy consumers started to look into solid waste and waste-derived fuels as an alternative for conventional fuel for power, steam and heat generation. As a leading supplier of WTE equipment, Keppel Seghers is positioning itself as a reliable partner to enter into long-term contracts to supply steam, heat or power from waste.

Power Generation
Strategic Direction of Keppel Energy Pte Ltd (Keppel Energy)

Keppel Energy aims to build a strong, well-balanced and regionally-focused power business.

Market review

The two markets in which Keppel Energy had operating presence in 2006 included Singapore and Latin America. Both markets recorded robust growth as economies across the globe continued to do well.

In Ecuador, Keppel Energy's power barges are well-positioned to support the country's rising power demand. Ecuador relies on hydroelectric power plants for more than half of the country's generation capacity. With increasing demand for power, the long lead time needed to install the hydroelectric plants and the variability of water reserve levels available for the hydroelectric plants due to seasonal fluctuations, thermal power plants like the power barges will add much needed security to the system.

Operating review

Keppel Energy concentrated its efforts mainly on the construction of the 500 MW cogeneration plant on Jurong Island, Singapore and the redeployment of the 150 MW power barges in Ecuador.

Construction of the 500 MW Keppel Merlimau Cogen (KMC) project, a combined cycle gas turbine power plant designed with the capability to operate with natural gas or oil firing, began in March 2005. It progressed according to schedule during 2006. The plant commenced commissioning in October 2006 and is on schedule to start operations in 1H 2007.

In August 2006, Keppel Energy's wholly-owned subsidiary, Pipenet Pte Ltd (Pipenet) completed and put into operation its service corridor on Jurong Island. Pipenet has since signed up key customers including Ciba Speciality Chemicals Industries (Singapore) Pte Ltd and Petrochemical Corporation of Singapore (Private) Limited. The completion of the Pipenet service corridor enables pipeline transfer of backup fuel/diesel from the Singapore Refinery Company to the KMC plant site at Tembusu. The 8-km long pipe-rack and pipe-bridge network is strategically located mainly along Jurong Island Highway. It has been routed to enable supply of feedstock



Keppel Merlimau Cogen Plant

The development of Keppel Energy's 500 MW combined cycle power plant on Jurong Island, Singapore, is in line with its strategy of achieving return-driven growth in the energy business through selective development. It also provides the platform for Keppel Energy to seek further growth options in the Singapore electricity and gas markets, and beyond.

Keppel Electric, which is the electricity retail arm of Keppel Energy and an early entrant to the competitive electricity retail market, will sell its electricity generated to contestable customers.

and transfer of utilities by pipeline between existing and potential customers from the Merbau area, through the main chemical clusters at Sakra to the new Banyan and Tembusu sectors on Jurong Island.

Following a successful redeployment from Brazil, the power barges commenced generation on 1 December 2006 in Ecuador. Under this arrangement, Termoguayas Generation S.A. (TGSA), Keppel Energy's wholly-owned subsidiary in Ecuador is on a 15-year concession contract with the National Council of Electricity to operate in Esclusas, in the southern part of the city of Guayaquil, Ecuador. TGSA receives capacity payments in addition to revenue from selling the power into the national grid under a competitive market. The deployment not only enhances the value of the barge assets but Keppel Energy's entry into Ecuador also contributes towards enhancing the security of power supply in the country.

In Nicaragua, Keppel Energy's 64 MW power plant continued to be positioned to meet the growing demand for electricity in the country.

Business outlook

The scheduled commencement of the KMC plant operations will be timely with Singapore's rising demand for electricity on the back of the robust growth of the economy. Keppel Energy will leverage the KMC project infrastructure to develop its utilities business such as the supply of steam, firefighting water, cooling water and pipe corridor service to consumers on Jurong Island. Additionally, Keppel Energy, with its secured long-term supply of natural gas, will position itself to provide an integrated service both as a shipper and marketer of gas and electricity.

Keppel Energy is keen to explore further opportunities which may arise from further liberalisation of both the gas and electricity markets. These include the anticipated opening of the gas market and the privatisation of Temasek-owned generation assets in Singapore as well as opportunities in the region.

In the Americas (Ecuador and Nicaragua), Keppel Energy will focus on operating the plants efficiently and positioning itself to meet the growing energy demands in those countries.

Network Engineering and Logistics

Strategic Direction of Keppel Telecommunications & Transportation (Keppel T&T)

Keppel T&T aims to leverage core competencies to enhance existing businesses.

Market review

Network Engineering

In the regional telecommunications market, improved economic conditions and more user applications led to the increase in voice and data traffic. Subscriber growth remained strong in emerging markets like Indonesia and the Philippines, where mobile penetration rates remained relatively low. The subscriber growth was supported by improved economic conditions in both markets.


wireless service provider

iCell Networks

Keppel T&T made a strategic acquisition of a 30% stake in iCELL Networks, extending its reach into the emerging WiFi arena. iCELL was one of the three parties awarded the tender by Infocomm Development Authority to install and operate Singapore's nation-wide network of Internet hotspots for public wireless broadband services.

Riding on the back of this WiFi network, iCELL intends to provide business and consumer applications on WiFi.

For more developed regional markets like Singapore and Malaysia, the focus was on upgrading networks to support new services and cater for growing data traffic and technology convergence. The Singapore government launched in October 2006 a nation-wide wireless broadband network initiative offering free WiFi connection in key public hotspots. The intent was to promote more broadband applications and services in the marketplace. In response, telecommunications companies also expedited work in the area of High-Speed Downlink Packet Access (HSDPA) to meet the expected growth in demand for mobile connectivity.

In Europe and the US, cable operators upgraded their network to support "triple play" services of video, voice and broadband. Responding to keen competition from satellite television and Internet protocol televisions (IPTVs) in their traditional cable TV space, cable operators were increasingly bundling traditional cable programmes with voice and broadband services to improve the competitiveness of their service offerings. With good cashflow generated from their traditional businesses, cable operators were ploughing back some of the cash to upgrade their network to support triple play. Implementation of the upgrading process would have been speedier had the cable operators not been partially preoccupied with the consolidation phase that the industry went through.

In the adjacent customer segment of utility providers, which uses the same Geographical Information System (GIS) services as cable operators, there are growing demands to digitise manual records of assets and migrate these records to a GIS platform. Several tenders for such work were issued during the year.

Logistics

Buoyant economic conditions lifted regional logistics activities. Nonetheless, global uncertainties and fluctuations in commodity prices translated to uncertainties for businesses.

In Singapore, market occupancy for industrial warehouses improved in tandem with the economy. Although there was some new warehouse supply that came to the market during the year, the overall market occupancy across the island for industrial warehouses averaged above 85%. Rental rates were generally stable, with rates in the eastern part of Singapore rising marginally. China maintained its position as a major manufacturing powerhouse, with strong growth in exports to major markets like North America and Europe.

Operating review

Network Engineering

The Network Engineering division was active in Singapore and Malaysia for operations and maintenance works as well as new areas like HSDPA. The division also directed its resources and transferred some of its operations to emerging markets like Indonesia and the Philippines where there have been increased spending in upgrading networks.

Keppel T&T participated in the emerging WiFi arena by acquiring a strategic 30% stake in iCELL Networks in 2006. iCELL was one of the three parties that was awarded the tender by Infocomm Development Authority (IDA) to install and operate a nationwide network of Internet hotspots for public wireless broadband services. iCELL was awarded the tender for the eastern zone of Singapore.

ECHO Broadband Gmbh (ECHO) continued to digitise and migrate records of ish's network infrastructure in Germany for its new owners. In addition, it also secured similar contracts from Cablevision in the US.

After successful extension into the adjacent customer segment of utility providers requiring the same GIS services as cable operators, ECHO won multi-year GIS work from EnBW, the main utility provider for the German state of Baden Wurttenberg, and Tenaga in Malaysia.

Logistics

Keppel Logistics Pte Ltd (Keppel Logistics) in Singapore sustained its high occupancy rate of near 100% throughout the year amid the improved economic climate.

The company acquired several new customers, including the contract for Brother Singapore's finished goods distribution. The company also successfully expanded into the high-value goods segment, providing total inventory management and airfreight services of mobile phone equipment and accessories for several new customers.

Conscious efforts to grow the delivery and distribution business paid off. Keppel Logistics was awarded the local distribution contract for Watsons Singapore, for which it serves about 100 Watsons outlets across the island.

Although rental rates in the general warehousing market have improved, rates in the western part of the island have generally remained sluggish. As such, Keppel Logistics continued to focus on productivity improvement.

In China, Keppel Logistics' Foshan port operations showed a 30% increase in cargo throughput, handling more than 150,000 TEUs in 2006 on the back of increased trade volume in the country. The port operated at near full capacity last year.

In 2006, the division also acquired a 35% stake in Wuhu Annto Logistics Company (Annto) to enhance its services and footprint in China. Building on the division's track record and experience, the acquisition enables Keppel Logistics to leverage Annto's extensive network of more than 100 logistics points and tap growth opportunities in land transportation and warehousing needs in China.

Business outlook

Network Engineering

With most of the network infrastructure reaching a mature phase in the developed countries, the Network Engineering division will continue to look for project management and engineering services in emerging markets. In GIS services, it will continue to focus on selective customers in Europe and the US. The Network Engineering division will also participate in the growth in WiFi space through iCELL.

Logistics

The local logistics market is expected to face keen competition. In response, the Logistics division will continue to focus on tight cost management and productivity improvement. In China, Keppel Logistics is seeking to lease additional land in order to achieve higher throughput. The 35% stake in Annto will also put the group in good stead to tap the strong growth in land transportation and warehousing needs in China. The group will also continue to look for suitable acquisitions to grow its business in new markets in 2007.

We are continuously adding value to our Investments to generate maximum returns for shareholders.

Major developments in 2006

- Singapore Petroleum Company Ltd (SPC) revamped its Residue Catalytic Cracker (RCC) unit in 3Q 2006 to enable the refinery to increase the RCC throughput and percentage of high-value product
- SPC participated in the drilling of six exploration wells, achieving an exploration success rate of 50%

Focus for 2007/2008

- SPC will continue to increase its E&P portfolio through further acquisition of high potential assets
- SPC will further strengthen its refining capability to achieve an optimal level of refinery production

Earnings highlights

	2006 $ million	2005 $ million	2004 $ million
Revenue	**121**	58	21
EBITDA	**95**	9	1
Operating profit	**95**	7	(28)
Profit before tax	**306**	270	167
PATMI	**242**	231	124
Manpower (number)	**161**	160	521
Manpower cost	**50**	41	32

Operating profit
$ million
2004 (28)
2005 7
2006 95

Profit before tax
$ million
2004 167
2005 270
2006 306

PATMI
$ million
2004 124
2005 231
2006 242

Vision

Managing portfolio to enhance the value of these investments to bring maximum returns to shareholders.



SPC
Regional oil and gas company
Building upstream assets
Upgrading and enhancing refining assets
k1
Diversified investment company
Scouring opportunities in the two core platforms of energy, education/health/wellness
Expansion into third core platform of transport leasing
M1
Singapore-based telco
Continue to drive growth in 3G services with innovative services
Differentiate and strengthen business through alliances



Singapore Refining Company

Singapore Petroleum Company's jointly-owned refinery, the Singapore Refining Company (SRC), successfully carried out a major planned maintenance of the Residue Catalytic Cracker unit. Despite the slight reduction in crude volumes processed for the year as a result of the scheduled turnaround, the group achieved an average refining margin of more than US$4.50 per barrel in an environment characterised by robust demand for refined petroleum products and tightness in regional refining capacity.

Exploration and Production assets

Singapore Petroleum Company (SPC) continued to direct its efforts towards the acquisition of exploration and production (E&P) assets. The group further widened its E&P portfolio with the acquisition of a new Petroleum Production Sharing Contract (PSC) for Block 101-100/04 in Vietnam and the increase of its equity interest in Block B in Cambodia. In February 2007, SPC was awarded an exploration permit for Block T06-3 in Australia. On asset development, the group and its partners have pushed ahead with plans to commence oil production from the Oyong field in the Sampang PSC in Indonesia. SPC also participated in the drilling of a total of six exploration wells, resulting in promising discoveries in three of these wells.



Earnings review

Revenue from Investments increased by 109% from $58 million to $121 million mainly due to higher investment income. Despite lower earnings from SPC as a result of the volatile operating environment, product write-downs and higher taxes, earnings from Investments were higher at $242 million or 5% more than 2005, and 95% higher than 2004. MobileOne Ltd (M1) showed year-on-year improvement in performance due to higher service revenue and handset sales. k1 Ventures Ltd (k1 Ventures) achieved earnings of $176 million for the year ended 30 June 2006 and $11 million for the six months ended 31 December 2006. The higher profit for the year ended 30 June 2006 was due to divestment gain of The Gas Company LLC. Overall, Investments achieved higher PATMI with the higher contribution from M1, k1 Ventures and investment activities.

Singapore Petroleum Company (SPC)
Market review

Demand for energy continued to be strong as global Gross Domestic Product (GDP) registered another year of 5% growth in 2006. Asian consumption of energy was led by China and India whose GDP grew by 10% and 9% respectively. Oil and refined petroleum products continued to make up the bulk of energy consumption. Global oil demand in 2006 was estimated to be around 85 million barrels per day.

Operating review

During the year, SPC's jointly-owned refinery, the Singapore Refining Company Private Limited (SRC) successfully carried out a major planned maintenance of the Residue Catalytic Cracker unit. Notwithstanding the slight reduction in crude volumes processed for the year as a result of the scheduled turnaround, the group achieved an average refining margin of more than US$4.50 per barrel in an environment characterised by robust demand for refined petroleum products and tightness in regional refining capacity.

With a well-planned and co-ordinated turnaround programme for the RCC unit, the group was able to achieve a sustained high utilisation rate at SRC throughout the year with crude runs maintained at 51 million barrels for the full year. The availability of quality products from the refinery had allowed the group's trading and marketing divisions to turn in strong operating performances in 2006. In the retail service station business, the group continued to leverage its network of 39 service stations and its customer retention programme to deepen its existing relationships with its corporate and retail customers. In October 2006, SPC established a wholly-owned lubricant marketing company in Guangzhou, China, to strengthen its lubricant marketing and distribution activities in that country.



Sampang PSC, Indonesia

The Oyong field in the Sampang PSC, of which SPC has a 36% working interest, is expected to produce first oil by the 2Q 2007.

An interim analysis by the operator suggests that mid-range recoverable oil and gas volumes for the field are 6 million barrels and 97 billion square cubic feet respectively.

Since SPC entered the E&P business in 2000, it has grown its portfolio considerably focusing on low to moderate risk assets. With an active drilling programme, the group has achieved an exploration success of 50% with gas discoveries in three of its six wells drilled. For 2006, the E&P business has achieved an average realisation of US$58.22 per barrel. E&P contributed strong revenue of $49.2 million to SPC and a net operating profit of $14.6 million.

The group has continued to build up its Exploration and Production (E&P) portfolio and currently owns interests in six E&P assets. Its sixth E&P asset, Block T06-3 in Australia was acquired in February 2007.

During the year, SPC also sought to increase its interests in Block B located offshore Cambodia from 30.0% to 33.3%, subject to the approval of the Cambodian authority. In its pursuit to expand the group's E&P portfolio, SPC entered into a Memorandum of Understanding (MOU) with PT Pertamina to further strengthen the co-operation between the two companies in oil and gas exploration, development and production.

Business outlook

The outlook for the group remains positive as regional refining capacity additions are expected to be constrained by high construction costs and the shortage of skilled manpower. The International Monetary Fund has projected that global GDP growth would be around 5% for 2007. Asian economies are also projected to stay on a strong growth path led by China and India. Demand for refined petroleum products is thus anticipated to remain robust and this, coupled with the projected tight refining capacity, is expected to result in continued healthy refining margins in 2007.

In E&P, with most of the facilities and equipment already installed, first oil production from the Oyong field is expected in 2007. The group continues to pursue acquisition or farm-in opportunities for new acreages and production assets to augment the group's E&P portfolio. In the downstream business, the group will be looking to strengthen its refining capabilities with further upgrading and enhancements. This will ensure its refinery facilities remain relevant as the region's fuel specifications are progressively tightened in the next few years.

k1 Ventures

Operating review

k1 Ventures achieved record profits in 2006 by realising a substantial pre-tax profit of $170.1 million from the sale of The Gas Company, LLC (GASCO). Consequently, k1 Ventures made a significant capital distribution of 6 cents per share for shareholders.

k1 Ventures also benefitted from solid performances of its operating subsidiaries. The results of Helm Holding Corporation's operations, the largest independent locomotive and railcar leasing company in North America, positively impacted k1 Ventures' cashflow and profit attributable to shareholders. Mid Pac, a retail gasoline supplier in Hawaii, also contributed positively to the financial results.



SPC upstream assets

Block B, Cambodia
SPC's interest: 30%

Located 250 km off the coast of Cambodia to the east of the Thai-Cambodian Overlapping Claims Area in the Gulf of Thailand. Several oil and gas discoveries have been made recently.

Activity 2006
SPC and its partners jointly exercised their pre-emption rights to acquire the entire 10% equity interest from an existing partner, on an equal basis. Completion of the acquisition is conditional on the approval of the Cambodian authority and SPC's interest will increase from 30.0% to 33.3%.

Activity 2007
SPC plans to acquire 600 sq km of 3D seismic survey for this block in 2007, subject to the availability of the seismic vessel.

Kakap PSC, Indonesia
SPC's interest: 15%

Covering approximately 2,000 km, Kakap PSC is located in the West Natuna Sea, Indonesia, 486 km from Singapore. It consists of two blocks, namely North Kakap and South Kakap. There are currently nine producing oil and gas fields in South Kakap.

Oil from these platforms is processed and stored by means of a Floating, Production, Storage and Offloading vessel. Processed gas is then transported via the West Natuna Transportation System pipeline to Singapore as part of a 22-year gas supply contract to the Republic commencing 2001.

Activity 2006
Production from the Kakap fields increased by approximately 10% following completion of work on a series of well workover and services.

Lukah-1X successfully tested natural gas and condensate over two sand intervals. The two intervals flowed at a stabilised combined rate of approximately 19.7 million standard cubic feet per day of natural gas and 2.8 barrels of condensate per day through a 64/64" choke.

Activity 2007
Development plans to tie-back the Lukah gas construction to the producing platform via a gas pipeline is expected to commence construction in 2H 2007.

An exploration well which will be drilled in 3Q has been identified to test the structure of the deeper formations. A development well in an existing producing field will also be drilled in 2007.

Sampang PSC, Indonesia
SPC's interest: 36%

Sampang PSC is located offshore East Java, Indonesia. The Sampang PSC contains the Oyong oil and gas field, the Jeruk oil discovery, the Wortel gas discovery, and several exploration prospects and leads.

Activity 2006
The phase 1 oil development is 95% completed, with the Oyong wellhead platform installed and seven wells drilled. Conversion of the production barge is in progress and first oil production is targetted for 2Q 2007.

Jeruk-3 commenced drilling in January 2006 and the test, conducted over a 48-hour period, flowed at a stabilised rate of approximately 2,750 barrels of oil per day. In November 2006, the operator of the PSC announced that the analysis for the Jeruk field is largely complete and the recoverable oil resource is most likely to be less than 50 million barrels.

Wortel-1 commenced drilling in August. The well successfully tested natural gas and condensate at a rate of 18.5 million standard cubic feet per day through a 56/64" choke. Condensate was produced at a rate of 4 - 5 barrels per million cubic feet. The Wortel-2 appraisal well began drilling in September but it failed to encounter significant hydrocarbon and was plugged and abandoned.

Activity 2007
SPC and partners will continue to evaluate various scenarios for a Jeruk development. The Wortel-3 appraisal well will also be drilled in the second half of the year to further appraise the discovery.

Blocks 102 and 106, Vietnam
SPC's interest: 20%

Blocks 102 and 106 are located in the Song Hong Basin in the Gulf of Tonkin, Vietnam. The first exploration well, Yentu-1X, drilled in Block 106 in 2004 made an oil and gas discovery.

Activity 2006
The Thai-Binh-1X well successfully tested natural gas and condensate over the upper and lower sand intervals. On a combined basis, the well flowed at a total maximum rate of approximately 47.4 million standard cubic feet per day of natural gas through a 128/64" choke at an average wellhead pressure of 524 psi. Condensate was produced at an average rate of 2 barrels per million cubic feet. This is the first discovery in Block 102.

Activity 2007
SPC will continue to evaluate the Thai-Binh gas discovery, the first in Block 102.

Blocks 101-100/04, Vietnam
SPC's interest: 45%

Located in the Gulf of Tonkin offshore northern Vietnam, covering approximately 6,174 sq km, it is next to Blocks 102 and 106.

Activity 2006
SPC successfully entered into a Petroleum PSC in Block 101-100/04 in the Song Hong Basin, offshore Vietnam.

Activity 2007
Under the PSC, SPC is committed to a three-year exploration programme. It comprises processing and interpretation of existing seismic lines, acquisition of new 3D seismic surveys, and drilling of one exploration well. The acquisition of the 3D seismic surveys is scheduled for the first half of 2007.

Block T06-3, Australia
SPC's interest: 35%

Located in the Bass Basin, offshore Southeast Australia about 200 km from Melbourne and in water depths ranging from 50 m to 100 m. The block contains the existing Cormorant oil, condensate and gas discovery and several exploration prospects and leads.

Activity 2007
SPC was awarded an exploration permit for Block T06-3. SPC and its partners are committed to an initial work programme comprising seismic acquisition and drilling of two exploration wells.


ADVANTE
ADVANTE
ADVANTE
ADVANTE
ADVANTE
ADVANTE
SPC-branded lubricant products.


Keppel T&T increases its M1 stake.


k1 Ventures is invested in early childhood education.

Significant events

June
k1 Ventures completed the sale of The Gas Company (GASCO) for a gain on disposal of approximately $145 million.

September
SPC and its partners discovered natural gas and condensate at the Wortel-1 exploration well in the Sampang Production Sharing Contract.

October
Positioned for further growth in China, SPC incorporated Singapore Petroleum (Guangdong) to distribute and market SPC-branded lubricant products to the domestic automotive, industrial and commercial sectors. A network of Speedy Care outlets will offer one-stop convenience for car care and auto maintenance services.

SPC acquired new acreage in Block 101-100/04 in the Song Hong Basin, offshore Vietnam through a Petroleum Production Sharing Contract (PSC) for a 45% participating interest with Santos Vietnam, operator of the PSC, owning a 55% participating interest.

Keppel T&T Ltd raised its stake in M1 from 16.60% to 17.01% following a series of open market purchases of M1's shares.

November
SPC signed an MOU with PT Pertamina to further cooperate in oil and gas exploration, development and production projects, both in Indonesia and internationally as well as to facilitate information sharing and exchanges.

SPC and its partners discovered natural gas and condensate over two sand intervals at the Thai Binh-1X exploration well in Blocks 102 and 106, offshore Vietnam. A second drill-stem test successfully flowed natural gas in the upper sand interval.



Mid Pac Petroleum

k1 Ventures' wholly-owned operating company Mid Pac Petroleum (Mid Pac) distributes and markets petroleum products in Hawaii. The company has the exclusive license for petroleum product sales to the Union 76 brand name in Hawaii and markets products through 54 retail gas stations and sub-marketers and resellers.

Of the 54 gas stations, Mid Pac owns 34 of these gas stations on three islands in Hawaii and operates 18 of them. The balance of the owned stations are run by dealers or fee-based operators, who acquire gasoline products from Mid Pac and pay Mid Pac rent for the use of the station. Mid Pac also operates a petroleum product terminal on the island of Hawaii.

In addition to the gain from the sale of GASCO and positive operating results of the operating companies, k1 Ventures recognised a gain on the sale of investments in Savi Technology and Biosensors. k1 Ventures is working towards the maximisation of value of the operating companies. The firm will continue to focus on growth and expansion, by seeking additional investment opportunities that are accretive to earnings and cashflow.

MobileOne (M1)
Operating review

M1 continues to be a significant contributor to Keppel T&T both in terms of earnings and cashflow. M1 registered a net profit growth of 2.2% from $161.0 million to $164.6 million on the back of improved margins. During the year, Keppel T&T received cash dividends amounting to $37.7 million which included a special dividend of $16.9 million. Keppel T&T acquired an additional 3% equity interest in M1 during the year. In December 2006, M1 became the first operator to offer a nationwide wireless broadband service that allows new and innovative services to be launched through its upgraded 3G network. Keppel T&T will participate in this new space through its stake in M1.

The Group operates in 33 countries across five continents. In 2006, revenue from overseas customers was $6.35 billion which made up 84% of total revenue. This is a significant change from the 83% in 2005 and 74% achieved in 2004, as the Group continues to focus on building regional and global winners.

Revenue by markets

- ASEAN
- Rest of Asia-Pacific
- Middle East/India
- Europe
- North America
- South America
- Central America
- Singapore

2006
Revenue **$7,601 million**
Singapore – 16%
Overseas – 84%



5%
8%
4%
32%
21%
9%
5%
16%

2005
Revenue **$5,688 million**
Singapore – 17%
Overseas – 83%



5%
9%
4%
30%
15%
18%
2%
17%

2004
Revenue **$3,963 million**
Singapore – 26%
Overseas – 74%



6%
10%
4%
13%
20%
20%
1%
26%

Global operations
The Offshore & Marine Division's "Near Market, Near Customer" strategy is bolstered by a global network of 17 shipyards in Asia-Pacific, Gulf of Mexico, Brazil, the Caspian Sea, Middle East and Europe. The strategic locations of the Offshore & Marine Division's global network of shipyards offer unparalleled services with fast turnaround time. For the year 2006, 95% of the Offshore & Marine Division's revenue was derived from its overseas customers.

The Property Division has landed housing, townships and resort homes development in various parts of Asia, including China, Indonesia and Vietnam. Property Division's expansion into the Indian market two years ago saw the launch of its condominium development in Bangalore. Overseas sales continued to progress as it expands its product range in the global market.

The Infrastructure Division is also growing its overseas footprint, making inroads into the Middle East and globally – the latest being the commencement of the commercial operation of power barges in Ecuador at the end of the year. The $1.7 billion Qatar project clinched in 2006 is expected to commence construction in 2007 and contribute meaningfully to the Group.

Singapore Petroleum Company (SPC), part of Investments, is a regional oil and gas company operating mainly in Singapore but invests in upstream assets in Vietnam, Indonesia, Cambodia and Australia. This is in line with its plan to grow its exploration and production (E&P) business through asset acquisition. While MobileOne (M1) operates and derives its revenue primarily in Singapore, k1 Ventures' investments are largely within the US.

Prospects
For the current year, the Group expects continued growth in the Offshore & Marine and Property Divisions. Infrastructure Division is expected to return to profitability. The 33% year-on-year growth in Group earnings for 2006 was exceptional. With a higher earnings base, a more modest double-digit growth rate is expected for the current year.

The Offshore & Marine Division secured a record $7.3 billion of new orders in 2006, bringing the net order book at the end of the year to $10.5 billion. The outlook for the drilling industry remains good. Demand for most types of rigs and other related segments is strong and availability is tight. There is also a growing need for more deepwater equipment and floating production solutions as more E&P move into deeper waters. The Offshore & Marine Division with its suite of proprietary designs and expertise in project execution is poised to benefit from the growing demand.

The outlook for SPC remains positive in the light of International Monetary Fund's GDP global growth forecast of 5% for 2007. Asian economic growth is expected to continue. As regional demand for refined petroleum products is expected to remain robust and coupled with the projected tight refining capacity, refining margins are expected to be healthy.

The prices of private residential homes in Singapore rose by an estimated 10% in 2006, the fastest rate of growth since 1999. Home prices are generally expected to rise in 2007 and the residential market to remain buoyant and active. Capitalising on the good demand for premier waterfront residences, the group will launch the second phase of its waterfront precinct called *Reflections at Keppel Bay* in April 2007. The group's stable of prime investment buildings in the Central Business District (CBD) and New Downtown is expected to benefit from the tight office supply market in Singapore.

The outlook for Asia's housing market remains favourable on the back of strong economic growth, rising homeownership trends and continuing inflow of global funds into Asian real estate. The Property Division will further strengthen its housing and township development initiatives in the region and progressively launch its projects in China, India, Vietnam and Indonesia.

The Infrastructure Division has made steady progress in its projects both domestically and globally. The power barges re-commenced operation in December 2006. The NEWater plant started operations in 1Q 2007, while the Cogen power plant will commence operations in 1H 2007. These new projects together with the existing Infrastructure businesses should return the Division to profitability.

ROE and dividend per share

Return on equity (ROE) was 19.1%, compared to 16.4% achieved last year. This was a new benchmark reached, reflecting our effort to pursue higher returns for our shareholders.

For 2006, shareholders will be rewarded with dividend of 28 cents per share, and capital distribution of 28 cents per share. The total payout of 56 cents per share is higher than the 46 cents distributed in 2005 and 40 cents distributed in 2004. This distribution of approximately $397 million represents 53% of our PATMI, and is equivalent to a gross yield of 4% on the Company's volume weighted average share price for 2006.

The distribution to shareholders is paid on account of increased profitability and strong operational cashflow. We are committed to reward shareholders with generous payouts as we achieve healthy year-on-year improvement in earnings growth.


Capital distribution 50 cts/share
Capital distribution 12 cts/share
Capital distribution 18 cts/share
Capital distribution 20 cts/share
Capital distribution 23 cts/share
Capital distribution 28 cts/share
Plus
%
cents
25
20
15
10
5
0
30
24
18
12
6
0
16
18
19
20
23
28
10.1
13.4
14.0
15.5
16.4
19.1
2001
2002
2003
2004
2005
2006
ROE
Dividend

Economic Value Added (EVA)

$ million	2006	06v05 +/(-)	2005	05v04 +/(-)	2004
Profit after tax and exceptional items	**890**	+215	675	+119	556
Adjustment for:					
Interest expense	**110**	+56	54	-3	57
Interest expense on non-capitalised leases	**19**	+3	16	-1	17
Tax effect on interest expense adjustments (Note 1)	**(17)**	-8	(9)	+4	(13)
Provisions, deferred tax, amortisation and other adjustments	**11**	+20	(9)	+15	(24)
Net Operating Profit After Tax (NOPAT)	**1,013**	+286	727	+134	593
Average EVA Capital Employed (Note 2)	**9,082**	+239	8,843	+416	8,427
Weighted Average Cost of Capital (Note 3)	**6.50%**	+0.53%	5.97%	-0.66%	6.63%
Capital Charge	**(590)**	-62	(528)	+30	(558)
Economic Value Added	**423**	+224	199	+164	35
Comprising:–					
EVA excluding exceptional items	***416***	*+219*	*197*	*+161*	*36*
EVA of exceptional items	***7***	*+5*	*2*	*+3*	*(1)*
	423	*+224*	*199*	*+164*	*35*

Note:
1. The reported current tax is adjusted for statutory tax impact on interest expenses.
2. Average EVA Capital Employed is derived from the quarterly averages of net assets plus interest-bearing liabilities, provisions and present value of operating leases.
3. Weighted Average Cost of Capital is calculated in accordance with Keppel Group EVA Policy as follows:
   (a) Cost of Equity using Capital Asset Pricing Model with market risk premium set at 6% (2005: 6%);
   (b) Risk-free rate of 3.282% (2005: 2.737%) based on yield-to-maturity of Singapore Government 10-year Bonds;
   (c) Unlevered beta at 0.63 (2005: 0.63); and
   (d) Pre-tax Cost of Debt at 3.72% (2005: 3.07%) using 5-year Singapore Dollar Swap Offer Rate plus 75 basis points.

Economic Value Added


$ million
500
400
300
200
100
0
(100)
(200)
(300)
(400)
(500)
(600)
(700)
(665)
+$370m
(295)
+$170m
(125)
+$160m
35
+$164m
199
+$224m
423
2001
2002
2003
2004
2005
2006

Since 2004, we continue to maintain a positive EVA, achieving an amount of $423 million in 2006. The vastly improved EVA is more than double the amount achieved last year.

This positive EVA creation was the result of our improvement in NOPAT, coupled with an efficient capital structure, stringent investment criteria and strong cashflow.

Our NOPAT improved due to increase in profit after tax and exceptional items of $215 million. This is partially offset by the larger Capital Charge due to a higher Weighted Average Cost of Capital (WACC) of 6.5% compared to the previous 5.97%, and increase in Average EVA Capital by $239 million. WACC was higher mainly due to increase in risk-free rate and higher cost of debt. Average EVA Capital is higher at $9.08 billion compared to $8.84 billion largely due to development expenditure on Property and Infrastructure projects.

The Group has achieved a total EVA growth of $388 million over the last two years.

Total Shareholder Return


%
80
60
40
20
0
(20)
(40)
(18.2)
2.0
37.6
75.2
48.7
32.5
65.3
2000
2001
2002
2003
2004
2005
2006
STI
Keppel

Total Shareholder Return (TSR)

The Group is committed to deliver value to its shareholders as it strives to grow its earnings. The Group continues to identify, develop and build growth platforms for its businesses, sharpen its strategic focus while streamlining its businesses, launch new products, strengthen its customer relationships and penetrate new markets.

In 2006, Keppel Corporation's TSR was 65.3%, more than double the benchmark Straits Times Index (STI)'s TSR of 32.5%. Over the past five years, Keppel Corporation's CAGR TSR of 51% was also significantly higher than STI's TSR of 18%. The yearly TSR of Keppel Corporation has outperformed that of STI for the past seven years.

Cashflow

$ million	2006	06v05 +/(-)	2005	05v04 +/(-)	2004
Operating profit	**804**	+337	467	+53	414
Depreciation, amortisation and other non-cash items	**147**	+8	139	-45	184
Cashflow provided by operations before changes in working capital	**951**	+345	606	+8	598
Working capital changes	**1,005**	+12	993	+1,021	(28)
Interest receipt and payment and tax paid	**(102)**	-62	(40)	–	(40)
Net cash from operating activities	**1,854**	+295	1,559	+1,029	530
Divestments	**178**	+89	89	-125	214
Investments and capital expenditure	**(759)**	+355	(1,114)	-895	(219)
Dividend income	**207**	+47	160	+102	58
Net cash from investing activities	**(374)**	+491	(865)	-918	53
Free Cashflow	**1,480**	+786	694	+111	583
Dividend paid to shareholders of the Company & subsidiaries	***(410)***	*-86*	*(324)*	*-38*	*(286)*

Net cash from operating activities was $1,854 million compared to $1,559 million in 2005 and $530 million in 2004. This was mainly contributed by the increased operating profit and positive working capital changes, especially from progress payments received for contracts.

Net cash used in investing activities was $374 million. The Group spent $759 million on acquisitions, expenditure on infrastructure projects and operational capex. This comprised principally acquisition of additional shares in Evergro Properties Limited, Keppel Philippines Marine, Inc, D.L. Properties Ltd, SPC and M1, further investment in *One Raffles Quay*, capital expenditure on the cogen plant and other operational capex. Divestment and dividend income totalled $385 million.

As a result, free cashflow increased from $694 million in the previous year to $1,480 million in 2006. This is an increase of 113% as compared to a 19% growth from 2004 to 2005.

During the year, the Group distributed an amount of $410 million to its shareholders and minorities of its subsidiaries. The Company's shareholders received $338 million which is 17% higher than the $288 million distributed in previous year. This included the final dividend of 13 cents per share and capital distribution of 23 cents per share in respect of 2005 and interim dividend of 12 cents per share in respect of 2006.

Financial position

Total assets of $13.82 billion as at 31 December 2006 were $1.23 billion or 9.7% higher than the previous year-end. Fixed assets and investment properties were higher because of expenditure on the cogen plant and acquisition of D.L. Properties Ltd, which became a subsidiary. The increase in associated companies was attributed to equity accounting for share of profits and further investment in SPC, M1 and *One Raffles Quay*. Long-term investments were higher as a result of purchase of investments in the current year. There were more debtors mainly due to the increased activities in the Offshore & Marine and Infrastructure Divisions.

Shareholders' funds increased from $3.09 billion as at 31 December 2004 to $3.65 billion as at 2005 year-end, and with a further increase to $4.21 billion as at 31 December 2006. The increase was mainly attributed to retained profits for the year and fair value adjustments of financial assets. This was partly offset by payment of final dividend of 13 cents per share less tax and capital distribution of 23 cents per share in respect of financial year 2005, and interim dividend of 12 cents per share less tax in respect of the first half year ended 30 June 2006.

Total assets owned


$ million
15,000
13,500
12,000
10,500
9,000
7,500
6,000
4,500
3,000
1,500
0
2004
2005
2006
10,505
1,399
2,083
1,839
2,602
1,609
973
12,590
1,653
2,254
2,664
2,762
1,846
1,411
13,816
1,741
2,446
3,113
2,777
2,120
1,619
Bank balances, deposits and cash
Debtors and others
Stocks and work-in-progress
Investments
Properties
Fixed assets

Total liabilities owed and capital invested


$ million
15,000
13,500
12,000
10,500
9,000
7,500
6,000
4,500
3,000
1,500
0
2006
2005
2004
13,816
4,205
1,393
5,103
2,957
158
12,590
3,646
1,289
3,750
3,731
174
10,505
3,090
1,166
2,402
3,699
148
Other liabilities
Term loans and bank overdrafts
Creditors
Minority interests
Shareholders' funds

Minority interests of $1.39 billion in 2006 were slightly higher than minority interests of $1.29 billion in 2005 and $1.17 billion in 2004 because of the retained profits of non wholly-owned subsidiaries.

Total liabilities of $8.22 billion at 31 December 2006 were $564 million or 7.4% higher than the previous year. Creditors were higher because of the higher level of activities in the Offshore & Marine Division. Billings on work-in-progress in excess of related costs increased due to progress billings received from Offshore & Marine's contracts. Amount due to associated companies decreased due to repayment of advances. Borrowings at $2.96 billion were a reduction of $774 million from $3.73 billion at the previous year-end because of strong operational cashflow from the Offshore & Marine and Property Divisions.

Borrowings

The Group borrows from local and foreign banks in the form of short-term and long-term loans, project loans and bonds. At the end of 2006, 23% of Group borrowings were repayable within one year with the balance largely payable between two and five years. The reduction to 23% in the proportion of short-term borrowings from 54% in 2004 and further reduction to 36% in 2005 was because of re-financing of term loans and strong operational cashflow.

Unsecured borrowings constituted 38% (2005: 60% and 2004: 73%) of total borrowings with the balance secured by properties and assets. Secured borrowings are mainly for financing investment properties and project financing loans for property and development projects. The net book value of properties and assets pledged/mortgaged to financial institutions amounted to $1.19 billion (2005: $1.07 billion and 2004: $1.16 billion).

Fixed rate borrowings constituted 16% (2005: 8% and 2004: 15%) of total borrowings with the balance at floating rates. The Group has interest rate swap agreements with notional amount totalling $732 million whereby it receives variable rates equal to SIBOR and pays fixed rates of between 2.33% and 3.14% on the notional amount. The Group also has interest rate cap agreements to hedge the interest rate risk exposure arising from its US$ and S$ variable rate term loans. As at the end of the financial year, the Group has outstanding interest rate cap agreements of $1,065 million. Details of these derivative instruments are disclosed in the notes to the financial statements.

Singapore dollar borrowings represented 93% (2005: 73% and 2004: 74%) and US$ borrowings represented 4% (2005: 24% and 2004: 24%) of total borrowings. The balances were in Australian, European and other Asian currencies. Foreign currencies borrowings were drawn to hedge against the Group's overseas investments and receivables, which were denominated in foreign currencies.

Capital structure and financial resources

The Group maintains a strong balance sheet and an efficient capital structure to maximise return for shareholders. The strong operational cashflow of the Group and divestment proceeds from low yielding and non-core assets will provide resources to grow the Group's businesses.

Every new investment will have to satisfy strict criteria for return on investment, cashflow generation, EVA creation and risk management. New investments will be structured with an appropriate mix of equity and debt after careful evaluation and management of risks.

Capital structure
Capital employed at the end of 2006 was $5.6 billion, an increase of $663 million over 2005 and $1.34 billion over 2004. Net borrowings stood at $1.34 billion at end of 2006, a further reduction from $2.32 billion in 2005 and $2.73 billion in 2004. With higher capital employed and lower borrowings, net gearing was reduced from 0.64 times in 2004 to 0.24 times in 2006.

Interest coverage improved from 7 times in 2004 to 9.9 times in 2006. This is achieved on increasing EBIT despite the escalating interest costs over the three years.

Cashflow coverage increased significantly from 6.4 times in 2004 to 16.6 times in 2005, followed by a slight decline in 2006 to 16.2 times. In spite of higher interest expense, cashflow coverage remained healthy due to the robust operating cashflow generated by the Group.

At the AGM in 2006, shareholders gave their approval for mandates to issue and buy back shares. The Company did not exercise these mandates.

Financial resources
The Group maintains sufficient cash and cash equivalents, short-term marketable securities and an adequate amount of standby credit facilities. Funding of our working capital requirements and capital expenditure/investments is made through a mix of short-term money market borrowings and medium/long-term loans.

Due to the dynamic nature of the Group's businesses, it maintains flexibility in funding by ensuring that ample working capital lines are available at any one time. At the end of 2006, credit facilities in the form of short-term loans, bank overdrafts, letters of credit, and other banking facilities provided by major banks to the Group amounted to $4.97 billion of which $0.85 billion was utilised.

Financial risk management
The Group operates globally and is exposed to a variety of financial risks, including the effect of changes in equity market prices, foreign currency exchange rates and interest rates. Financial risk management is carried out by the Keppel

Gearing



$ million
no. of times
6,000
5,000
4,000
3,000
2,000
1,000
0
1.2
1.0
0.8
0.6
0.4
0.2
0
4,256
2,726
0.64
4,935
2,320
0.47
5,598
1,339
0.24
2004
2005
2006
Net debt
Capital employed
Gearing

Interest coverage



$ million
no. of times
1,200
1,000
800
600
400
200
0
12
10
8
6
4
2
0
686
7.0
98
848
8.5
100
1,202
9.9
122
2004
2005
2006
EBIT
Total interest cost
Interest cover

Cashflow coverage



$ million
no. of times
2,000
1,500
1,000
500
0
20
15
10
5
0
628
6.4
98
1,659
16.6
100
1,976
16.2
122
2004
2005
2006
Operating cashflow + interest
Total interest cost
Cashflow coverage

Group Treasury Department in accordance with established policies and guidelines.

These policies and guidelines are established by the Group Central Finance Committee and are updated to take into account changes in the operating environment. This committee is chaired by the Group Finance Director and comprises Chief Financial Officers of the Group's key operating companies and Head Office specialists.

- The Group's financial risk management is discussed in more detail in the notes to the financial statements. In summary:

- The Group utilises forward foreign currency contracts and other foreign currency hedging instruments to hedge the Group's exposures to specific currency risks relating to investments, receivables, payables and other commitments;

- The Group maintains a mix of fixed and variable rate debt/ loan instruments with varying maturities. Where necessary, the Group uses derivative financial instruments to hedge interest rate risks. This may include interest rate swaps and interest rate caps; and

- The Group maintains flexibility in funding by ensuring that ample working capital lines are available at any one time; and

The Group adopts stringent procedures on extending credit terms to customers and the monitoring of credit risk.

Critical accounting policies
The Group's significant accounting policies are discussed in more detail in the notes to the financial statements. The preparation of financial statements requires management to exercise its judgement in the process of applying the accounting policies. It also requires the use of accounting estimates and assumptions which affect the reported amounts of assets, liabilities, income and expenses. Critical accounting estimates and judgement are described below.

Impairment of fixed assets
Determining whether fixed asset value is impaired requires an estimation of the value in use of the cash-generating units. This requires the Group to estimate the future cashflows expected from the cash-generating units and an appropriate discount rate in order to calculate the present value of the future cashflows.

Impairment of goodwill
Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. This requires the Group to estimate the future cashflows expected from the cash-generating units and an appropriate discount rate in order to calculate the present value of the future cashflows.

Impairment of available-for-sale investments
The Group follows the guidance of FRS 39 in determining whether available-for-sale investments are considered impaired. The Group evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost, the financial health of and the near-term business outlook of the investee, including factors such as industry and sector performance, changes in technology and operational and financial cashflow.

Revenue recognition
The Group recognises contract revenue based on the stage of completion method which is measured by reference to the proportion of contract work completed. Significant assumption is required in determining the stage of completion, the extent of the contract cost incurred, the estimated total contract revenue and contract cost and the recoverability of the contracts. In making the assumption, the Group evaluates by relying on past experience and the work of specialists.

Income taxes
The Group has exposure to income taxes in numerous jurisdictions. Significant assumptions are required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognised, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.



Keppel's BrasFELS yard in Angra dois Reis, Brazil.

Over and above our financial performance, we are strategically-focused on strengthening our business robustness so that we will continue to set new benchmarks and sustain our market leadership positions. We are committed to an effective risk management system that will help us respond promptly and positively to external volatility.

Managing risks and uncertainties

Enterprise risk management (ERM) framework

We have in place a risk management framework for the identification and management of risks with effective oversight by the Board of Directors.

The Board is assisted by the Board Risk Committee, which provides guidance on risk management policies and processes, with senior management participation.

The business units report risks and update the Board Risk Committee on processes with significant risks, and to the Board on issues of concern where appropriate.

Strategic, investment and operational/project risks are addressed. The impact of significant risks on the financial, operational and reputational aspects of businesses is assessed.

Risk evaluation and management processes include investment criteria, approval authority and limits, and expected returns. Risks are evaluated based on risk assessment criteria developed for the Group, and use of risk assessment templates.

Key risk indicators are used to enhance project progress reporting, and risk management incorporated in strategic planning. Standard methodology is adopted at all business levels within the Group.

Risk management processes are embedded into internal operational processes to ensure early detection of business and operational risks for effective management and control. Going forward, a key ERM focus will be on growing a risk-centric culture in the Group.

Preparing for external shocks and business crises

In a dynamic environment where new developments constantly challenge the status quo and impact base parameters, scenario planning serves as a useful tool in the business process to enhance operational resilience. On-going scenario planning augments the existing risk management system and strengthens the Group's strategic decision-making processes.

In this respect, business units observe market trends and address the long-term impact of possible changes to our businesses. The perspectives drawn contribute to the robustness of our operational planning and execution.

Our Business Continuity Management (BCM) system ensures processes are in place for our businesses to respond seamlessly to contingencies and minimise disruptions to operations.

Business continuity plans have also been developed for a pandemic flu outbreak scenario. Key activities include the setting up of pandemic flu committees, developing response plans, conducting pandemic flu outbreak simulation exercises and testing remote access procedures in office environments.

We constantly strengthen our ERM and BCM processes to incorporate changes in the business environment. This enables the Group to achieve its growth targets and business objectives.

Health and safety in the workplace

Our Health, Safety and Environmental (HSE) initiatives and practices are critical factors supporting our operational excellence.

Further details on the Group's approach to safety are set out in the "Nurturing a safety culture" feature of this Annual Report.

Pandemic planning

Keppel Corporation successfully conducted a pandemic simulation exercise in December 2006 to ensure that business will be as usual even in an avian flu outbreak.

In the exercise, staff were briefed on the procedures and processes involved in detecting and responding to an outbreak. When 'suspect avian flu cases' were reported to the Pandemic Preparedness Committee, committee members immediately swung into action. They sent out alerts and messages through emails and mobile phones, donned their personal protection gear, isolated the suspect cases and performed contact tracing of persons who may have come into contact with those infected. Staff in Keppel Corporation headquarters were also advised to wear their masks, increase social distance and record their temperature twice a day.



BG Junction

Keppel Land takes special care in preventing pollution to water bodies close to its developments. For instance, a sewage treatment plant was constructed at the retail mall, *BG Junction* in Surabaya, Indonesia, to eliminate environmental pollution from wastewater discharge. *Sedona Suites* in Hanoi, Vietnam, treats sewage water before discharging it to the adjacent West Lake.

Board Safety Committee

Clear emphasis is given by the Group on workplace safety. The Keppel Corporation Board Safety Committee reviews the effectiveness of the safety management system, provides a forum for discussion on workplace safety developments and best practices, and enhances safety awareness and culture within the Group. The Board and Senior Management are actively involved in efforts to inculcate a safety culture within the Group.

HSE at Keppel Offshore & Marine (Keppel O&M)

HSE is a high priority, particularly in the offshore and marine industry, as Keppel O&M seeks to effectively manage projects and deliver products of immense scale and complexity, on time and within budget.

Keppel O&M is committed to ensuring that each worker returns home safely every day, harnessing employees' *Can Do!* attitude to ignite a passion for excellence in the management of HSE.

Its yards also ensure that activities which may affect the environment are carried out in a thoughtful and controlled manner.

The technology imperative

Further details on the Group's technology focus are set out in the "Advancing technology, growing innovation" feature of this Annual Report.

Keppel Technology Advisory Panel (KTAP)

KTAP, established in 2004, provides strategic leadership in our R&D efforts. It also guides and challenges the robustness of initiatives in research, development, testing and commercialisation of our new products and services.

Technology sharing and industry development

Keppel O&M's active engagement in industry forums and events not only keeps it abreast of latest technology and innovation, but also defines its pre-eminent role in shaping industry trends and contributing to the development of our offshore and marine industry.

At the Jackup Asia Conference & Exhibition 2006, Keppel O&M presented a paper on "Effective Use of a Rapid Penetration Management System to Minimise Risk", prepared in collaboration with ENSCO Inc. This provided insight on how risks associated with jackup installation at punch-through sensitive sites could be effectively managed.





The fourth Keppel O&M Lecture.



Ocean Building and *Ocean Towers* have resource-efficient fittings.

In a lecture on "Offshore Deepwater: Deep and Getting Deeper – The Future of Deepwater Development & Singapore Inc Contribution" organised by National University of Singapore (NUS) Department of Civil Engineering, Keppel O&M shared insights on the direction of deepwater technology.

In 2006, the fourth Keppel Offshore & Marine Lecture was jointly organised by NUS and Keppel O&M under the auspices of the Keppel Professorship as a forum for exchange between academia and industry. Professor Torgeir Moan, leading expert in offshore and marine structures and the first NUS-Keppel Professor, spoke on the challenges of designing offshore production systems for operations in harsh ocean environments, delving into possible design approaches.

Apart from industry forums, Keppel fosters a technology-sharing climate that allows business units to leverage applications or insights developed within the Group.

Environmentally-sustainable solutions
Green initiatives
Our environmental engineering business leverages its technological capabilities to provide innovative solutions in waste disposal, water treatment and power generation that address environmental concerns. Key drivers include the growing need for alternative resources, landfill pollution risks and land constraints, as well as declining water resource quality and availability, as industrialisation and urbanisation gather pace.

We aim to deliver green products and services incorporating environmental and safety best practices and processes, and work with suppliers with good environmental practices.

Planned initiatives include:

- Participation by Keppel Seghers in ISO:14000 environment management systems and standards certification process;
- Energy audits to improve efficiency and reduce greenhouse gas emissions, and property designs meeting Building and Construction Authority Green Mark award standards;
- Technological application for resource efficient products minimising effluent discharge such as Keppel Seghers' flue gas treatment and wastewater treatment systems;
- Alternative renewable energy resources;
- Exploring opportunities for green technology investment and partnerships; and
- Cultivating green and workplace safety awareness through seminars, forums, newsletters and special events



Spring City Golf & Lake Resort, Kunming, China.

We are involved with quality infrastructure projects aligned with environmental objectives in partnership with the local community, generating recurring income over the mid-to-long term. These include the Qatar Domestic Solid Waste Management Centre, the Tuas South Waste-to-Energy Plant and the Ulu Pandan NEWater Plant.

We will continue with our R&D efforts to stay ahead of the market and harness technology in developing customised environmental solutions.

Building strategic alliances
We are growing our market presence through strategic partnerships with industry leaders to provide state-of-the-art environmental solutions tailored to customers' needs.

In 2006, Keppel Seghers entered into a strategic cooperation agreement with Passavant Impianti, a leader in water and sludge treatment in Italy, to address the sludge treatment market in Italy. Keppel Seghers also signed two MOUs on strategic partnership with China National Environmental Protection Corporation to address the biomass and sludge treatment market in China and Tianjin Teda Environmental Protection to jointly develop and invest in the Chinese environmental preservation market.

Redefining quality live-work-play environments
Keppel Land, as a developer of distinction, makes conscious efforts to create quality living and working spaces with enduring value for the community, combining aesthetics and functionality with a keen attention to the surroundings.

Developments are carefully crafted to harmonise with the urban and natural landscape, making environmental preservation and enhancement of community life a design and construction priority. In so doing, Keppel Land meets the needs of the present without compromising resources for future generations.

World-class waterfront living
Keppel Land continues to carve its niche in luxury waterfront living, drawing upon the scenic beauty of our coastal surroundings, with masterpieces such as Keppel Bay and *Marina Bay Financial Centre (MBFC)*. As part of Singapore's global city remaking, Keppel Bay and *MBFC* provide unparalleled possibilities in urban live-work-play spaces with their distinctive waterfront heritage.

Preserving water, energy and ecological resources
Striking a balance between commercial objectives and environmental viability, Keppel Land practises value engineering and implements resource efficiency in its developments.

Developed for leading global businesses, *One Raffles Quay (ORQ)* is designed for maximum efficiency and flexibility. Its floor-to-ceiling windows maximise natural light and provide spectacular views. *ORQ* hosts a District Cooling Plant providing centralised and efficient air-conditioning for adjoining sites. To minimise the building's weight and movements, an environment-friendly Innovative Hybrid Structural System comprising concrete core, perimeter concrete-filled steel tube columns, outrigger trusses and diaphragm floors was used in its construction.

An array of resource-efficient features was incorporated into *ORQ*, including devices optimising air-conditioning control and reducing energy consumption, energy efficient light fittings, motion sensors, recycling of condensate water for irrigation, and air flushing system to remove foul air.

At its commercial buildings, the use of water-flow control devices like thimbles and recycling condensate water from air-conditioning for irrigation has lowered water consumption, with *Ocean Building* and *Ocean Towers* seeing a 5% reduction in water usage.

Energy-saving measures such as the use of low-energy consumption light bulbs and timers as well as implementation of employee awareness programmes have also resulted in significant cost savings.

Melia Purosani Hotel in Yogyakarta, Indonesia, which achieved significant savings in electricity consumption and diesel usage, was the first hotel outside Bali to be awarded the prestigious *Green Globe 21* Certificate, recognising its commitment to highest environmental standards.

At *Spring City Golf & Lake Resort* in Kunming, China, the use of hollow concrete blocks instead of clay bricks in the construction of its luxury villas not only reduces loading requirements but also acts as insulation air space in winter, reducing heating requirements. Use of solar heat in its staff dormitory further reduces energy costs.

Conscious efforts are taken to preserve biodiversity in the local environment. Our golf courses in China and Indonesia, for instance, are sculpted along the natural contours of the undulating landscape.

At *Spring City Golf & Lake Resort*, the natural and indigenous flora situated 2,000 metres above sea-level were carefully preserved during construction and thereafter. Original eucalyptus trees and wildflowers were relocated and replanted as the greens were carved out of the hills. Natural habitats of local fauna were painstakingly recreated to ensure the ecosystem remained balanced and intact.

The architecture of the *Forest Course* at *Ria Bintan* in Indonesia cleverly exploits existing natural contours, showcasing and opening wildlife corridors. The integrated design allows a "one-with-nature" theme to permeate the entire resort.

Creating homes close to nature, meticulous landscaping with an all-season mix of evergreens and deciduous trees and flora allows residents at *The Seasons* in Beijing to enjoy nature all-year round.

Special care has also been taken to prevent pollution to water bodies close to Keppel Land's properties such as *BG Junction*, *Sedona Suites*, *Spring City* and *Ria Bintan* golf courses.

Our people are growing beyond to realise their maximum potential.



The Keppel Group has approximately 29,000 employees of some 40 nationalities rallying in 33 countries across the world with one common objective: to build for all Keppel stakeholders a vibrant and robust Group that can generate sustainable growth against an increasingly competitive, complex and challenging global backdrop.

In order to succeed in achieving this objective, greater efforts and resources are being put into developing the rich pool of talent that we already have in the Group. While our inclusive approach enables us to build a strong and diverse talent pool, there is an urgent need to supplement our ranks by increasing our talent pool as we increase our global footprint. We aim to build an even stronger and more diverse workforce as part of the exciting business expansion plans ahead of us.

For these reasons, we focused our human resources strategy on attracting the best and brightest to the Group to take on the opportunities available locally and globally. This saw the Group making deliberate and systematic efforts in 2006 to recruit and retain more Keppelites. We also implemented a series of new management and career development programmes to maximise the potential of our employees.

The Keppel campaign

We launched an integrated branding and talent recruitment campaign, themed "Grow Beyond", over television, print media and through various events and activities.

We consolidated our career openings in a new portal, *Careers@Keppel*. This website sets out the career development and opportunities for both existing and aspiring Keppelites. We also sent electronic direct mailers to our target audience of professionals, managers and executives, informing them of the career opportunities in Keppel.

To showcase the different facets and characteristics of the offshore and marine industry to the general population and attract the younger generation to the industry, Keppel Offshore & Marine (Keppel O&M) was a primary sponsor of a Mandarin television drama entitled "The Peak" (最高点), in 2006.

Jointly sponsored by the Maritime and Port Authority of Singapore, Singapore Maritime Foundation and the Association of Singapore Marine Industries, the 21-part serial aimed to positively shift perception among the local population towards the industry.

We received good response for executive positions on the back of our integrated branding and recruitment campaign, affirming the strength of our talent attraction outreach.

Keppel Group scholarships

We continued to build our pool of scholars and enhance our talent base through scholarship schemes.

Under the Keppel Group Local Undergraduate Scholarship Scheme, six young individuals with excellent academic and co-curricular track records were offered scholarships to pursue their undergraduate studies at local universities. To ensure our competitiveness and ability to attract the best candidates, the annual allowance under the terms of the scholarship scheme was reviewed and enhanced.

Talent management initiatives

Talent management continued to be a focal point in the development of our human capital.

We introduced two leadership development programmes. The first programme was aimed at equipping our young talents with a holistic and integrated set of competencies. The second was designed for more experienced executives with supervisory and managerial responsibilities, to equip them with the skills to interact with and manage people, as well as to improve their personal effectiveness.

In Keppel O&M, the integration of the Talent Management and Succession Management Frameworks ensures a systematic approach to groom a steady pool of talented employees for succession planning.

To sharpen leadership, strategic thinking and business development skills, a session on Management Competencies for High Performance by Prof Neo Boon Siong, Independent Board Director of Keppel O&M, was organised for senior and middle management. Into its fourth run, the three-day session was held from 17 to 19 August 2006.

Since partnering the Singapore Management University and FOCUS in 2005 in rolling out the Management Development Programme (MDP) and Leadership Development Programme (LDP), a total of four MDP and five LDP programmes had been conducted for staff members at Keppel O&M.

In 2006, Keppel Land too focused its human capital strategy of talent attraction and retention in support of the property group's rapidly growing local and overseas operations.

Its Regional Investments unit piloted various leadership development programmes. The Young Managers Development Programme was launched in January 2006 for the Regional Investments head office in Singapore.

In the same month, Keppel Land also launched the Local Managers Development Programme for the overseas offices of its Regional Investments unit. A Leadership Development Conference was also conducted for the Regional Investments' management team to reinforce critical leadership concepts and people management skills.

Keppel Land's human resources unit also conducted a succession planning discussion with individual department heads to identify proven resources and young talents to assess the bench strength. It has also earmarked new initiatives in 2007 to accelerate staff development and deployment decisions to meet business needs.

At Keppel Telecommunications & Transportation (Keppel T&T), a review of its succession planning and talent management plans was carried out in 2006. Several new key appointments were created and filled while its subsidiaries beefed up its management strength.

SPC accelerated the recruitment of technical capabilities to bolster the firm's technical expertise. Structured training and development programmes were mapped to enhance leadership and business capabilities. Company employees were selected to participate in Executive Management Programmes provided by INSEAD and Ross School of Business at the University of Michigan.

Manpower by segments (2006)

number

- ■ Offshore & Marine
- □ Property
- ■ Infrastructure
- ■ Investments


161
3,998
2,674
22,352

Manpower by countries (2006)

number

- □ Singapore
- ■ China/HK
- ■ Asia
- ■ USA
- ■ Brazil
- □ Others


1,536
7,220
13,654
888
4,590
1,297

Executives/Non-executives (2006)

number

- □ Executives
- ■ Non-executives


5,076
24,109

People development

As part of our talent attraction initiatives within the Group, an inaugural motivational talk titled 'Triumphing Mother Nature' was held in August 2006 for Keppelites.

As part of a Group-wide effort to align Keppel Corporation's business objectives with that of the leadership competencies of its staff required in executing Group's strategies, Group Human Resources held a series of Performance Management workshops for employees. The Keppel Competency Model, developed based on leadership competencies identified by senior management to be critical for success, was incorporated into the performance management process in 2006.

Keppel O&M implemented a new corporate orientation programme in 2006 to provide new employees an appreciation and understanding of its culture and working environment. Mentors were selected from a pool of exemplary staff members as role models for the new Keppelites.

As part of the Keppel O&M Employees Development Scheme, 28 employees with excellent performance and high potential were sponsored for further education at the polytechnics and universities. These academic courses included Diploma in Technology, Bachelor of Engineering (Mechanical, Naval Architecture and Marine Engineering) and Master of Science in Marine Technology.

In 2006, the offshore and marine group invested about $11 million to upgrade the skills level of its employees. A training roadmap was also launched to define the various training phases for Keppel O&M's industrial workers. Staff members also benefitted from job rotations and international assignments to strengthen their business savvy and leadership tenacity.

Employee wellness and work-life balance

Keppel continued to promote employee wellness and work-life balance with various activities and programmes across the Group.

For this, the annual Keppel Group Inter-SBU Games (iSBUG) were held for the fourth year running with active participation by staff members in eight sporting games. Keppel FELS held its annual Keppel FELS Active Day, while Keppel Merlimau


The Keppel co-sponsored drama, *The Peak*, was filmed in Brazil and Singapore.


'Triumphing Mother Nature' is the first inspirational talk in the *Grow Beyond* series organised for Keppelites.



Keppel Scholars Alumni Association (KSAA) continues to sustain a high level of activity in 2006 by leveraging the network and camaraderie within the companies across the Group.

Cogen participated in the seventh Jurong Island Dragon Boat Race. Keppel T&T promoted sportsmanship and employee teamwork through numerous sports activities, such as bowling tournaments for its Singapore and Malaysian business units. In the US, Keppel AmFELS held its annual picnic which saw the gathering of more than 800 employees, families and customers. In the Philippines, sports festivals were held at Keppel Batangas and Keppel Cebu for employees.

Keppel Scholars Alumni Association (KSAA)
In 2006, KSAA broke new grounds at the fourth season of the Keppel Group iSBUG themed *Citius, Altius, Fortius,* Latin for 'Swifter, Higher, Stronger'. The motto not only conveyed an athlete's spirit to rise above himself, but also meted out a challenge for the organising committee to outdo itself.

Team Delta, which was made up of staff from Keppel Shipyard (Benoi and Gul yards) and Keppel Singmarine, ousted defending champions Team Beta from Keppel O&M and Keppel FELS. Team Delta won the coveted Overall Challenge Trophy for the first time.

The games have become a staple event in our annual calendar with many SBUs starting preparations months before the actual event. Through the efforts of the various Team Managers, participation in the games increased from 800 in 2005 to 850 in 2006. In particular, the Keppel Biathlon was a significant milestone for the committee. It had a capacity of 250 people for the event and the committee was gratified when it received 247 registrations for the Keppel Biathlon.

KSAA's *Kepture!* series continued its run in 2006 as there was strong interest from the Group in the arts and cultural productions introduced by the series. Genre such as movies and Mandarin theatre were explored to much success. The committee will continue to seek out quality and interesting genre to develop this platform for interaction within the Group.

The 2006 Keppel Group Scholarship Award Ceremony was held at Mount Faber overlooking the future Keppel Bay development, mirroring the plans Keppel Group has for its new charges.

The new scholars and management attending the event were also treated to a photography exhibition, aptly titled *Interface*, which showcased more than 50 photographs of Keppelites and scholars across the Group, engaged in activities organised by KSAA.

2007 will be a year where KSAA will focus on building its base in order to organise more interesting activities for the Keppel Group. With more platforms for interaction, Keppelites from different parts of the group and different disciplines will be able to add to the colour and vibrancy of the Group.

The Keppel Group is committed to help build a better future.



Sports

"Clipper and Keppel share the same global outlook and inclusive approach to attracting those who will rise to the challenge to achieve personal and corporate excellence. We want to challenge more Keppelites to grow beyond personal limitations through the Clipper experience," said Keppel Corporation Executive Chairman Lim Chee Onn.

The Clipper Round the World Yacht Race is one of the world's most celebrated amateur sailing races. The 2005-06 race, where Keppel Corporation was a race partner, concluded after over 10 months of ocean-racing and 35,000 miles of adventure. To its credit, the Singapore team secured an overall fifth placing amongst the 10-strong international racing fleet and scored two first positions in individual race legs.

For the Clipper Round the World Yacht Race 2007-08, Keppel Corporation has taken the lead as a primary sponsor for the Singapore yacht *Uniquely Singapore* while the Singapore Tourism Board has come alongside as a race partner.

Keppel Corporation is also the host port sponsor for the Singapore stopover in the race. Clipper 2007-08 will set sail from Liverpool, UK, in September 2007.

In January 2008, the fleet of 10 Clippers, each representing a different international city or country, will spend 10 days in Singapore where they will be berthed at the spanking new *Marina at Keppel Bay*. Having sponsored two Keppelites as ambassadors in the last race, the next race will be no exception as Keppelites will once again represent Keppel and Singapore as our ambassadors.



Yellow Ribbon Project

In support of the *Yellow Ribbon Project*, Keppel O&M shortlisted 23 inmates to work for the Keppel O&M group following their release. Keppel O&M participated in the Yellow Ribbon Job Fair held at Sembawang Prison on 22 March 2006. A brainchild of the Community Action for the Rehabilitation of Ex-Offenders (CARE Network), the *Yellow Ribbon Project* urges the general community to give reformed offenders and their families a chance to start life afresh.

Disaster relief

Keppel Group organised a charity golf tournament to raise money for the Singapore Red Cross Society's Indonesian Disaster Relief Fund. The event, held at the Ocean Course in *Ria Bintan* on 1 July 2006, raised $100,000 for the provision of medical resources and relief assistance to the victims of the Central Java earthquake and the Mt Merapi volcanic eruption. It will also go towards the restoration of the Cultural Heritage facility in Yogyakarta.


BINTAN
GOLF CLUB
Keppel Group
ONE HUNDRED THOUSAND ONLY
S$ 100,000.00

In the US, the Keppel AmFELS 2006 Charity Golf Tournament raised a total of US$20,000 for the Children's Museum of Brownsville and The Child Welfare Board of Cameron County. The bi-annual event, which was held on 29 October 2006 at the Fort Brown Memorial Golf Course, saw members of the Board of Directors, local and state dignitaries, Keppel AmFELS staff members, customers, vendors and guests participating in the tournament.

Education

At Keppel Group, we underlined our belief in the importance of education by supporting several education institutions through monetary donations.

We continued support of The Lee Kuan Yew School of Public Policy as a founding member with a donation of $200,000 in 2006 as it aims to place Singapore on the world map for the study of public policy and management.

Meanwhile, Keppel Corporation contributed $140,000 towards the St Joseph's Institution (SJI) International Fund to support the school's scholarships and provide financial assistance for SJI's students from Singapore and the region. As a further pledge of support, Mr Lim Chee Onn and other prominent SJI alumni formed a Leadership Council in the school to render assistance, advice and help.

As part of our investor outreach programme, we contributed $100,000 towards the Securities Investors Association of Singapore's Investor Education Programme in 2006. The programme educates retail investors through various seminars and workshops so that they are able to make informed investment decisions to grow and protect their wealth.

Keppel Offshore & Marine (Keppel O&M) gave $50,000 to Child Aid, a concert organised by Singapore Press Holdings in support of *The Straits Times School Pocket Money Fund* and *The Business Times Budding Artists Fund*. These funds went towards easing the financial burden faced by families when providing for their children's education as well as supporting the development of the children's talent.

Community

The Keppel Group sponsored $50,000 towards the 2006 National Day Parade which was held for the last time at the National Stadium. In conjunction with the event, Keppel Volunteers brought students from the Association of Persons with Special Needs (APSN) to join in the celebrations.

We donated $20,000 to the VIVA Foundation for Children with Cancer to aid its fight to improve the survival rate and cure of children with cancer, in Singapore and the region. The VIVA Foundation is a partnership between St Jude Children's Research Hospital in the US, National University Hospital, and National University of Singapore.



Keppel Volunteers lead ASPN students on an educational tour of the Old Ford Factory, a Worl[illegible] historical site.

Keppel Corporation was one of the donors to the Inaugural Corporate Social Responsibility and National Volunteerism & Philanthropy Conference that took place on 13 and 14 July 2006. The event was organised by the National Volunteer & Philanthropy Centre and Singapore Compact for Corporate Social Responsibility.

After the conference, Keppel Corporation also organised a luncheon with Ms Jana Stanfield, philanthropist and motivational speaker/singer, as Guest of Honour, to meet with representatives from Keppel Scholars Alumni Association and Keppel Volunteers. Ms Stanfield had performed during the conference showcasing *The Yellow Ribbon*.

Keppel Corporation staff donned the yellow ribbon in the month of September 2006 in support of the *Yellow Ribbon Project*, and contributed generously to the rehabilitation, aftercare services and programmes for reformed offenders and their immediate families.

Keppel O&M is the main sponsor of the Singapore Health Foundation's "Savemoney Savelives" campaign. Into its second year, the campaign yielded significant results in 2006. Launched by Dr Vivian Balakrishnan, Minister for Community Development, Youth and Sports and Second Minister for Trade and Industry, the campaign aims to raise funds for biomedical projects that could translate to better quality healthcare for patients in Singapore.

Keppel Verolme had cause for double celebration – for achieving a safety bonus, and making good the bonus by donating it to charity. On 21 September 2006, a cheque of over €30,000 was presented by Mr Harold Linssen, MD of Keppel Verolme, to Mrs De Sutter-Besters, Mayor of Rozenburg, The Netherlands, who received it on behalf of five local charities. Keppel Verolme was awarded the bonus cheque by Petro-Canada for its achievement of more than 380,000 manhours worked on *Terra Nova FPSO* without any lost time incidents. Committed to good corporate social responsibility, Keppel Verolme used the bonus to benefit the community. The community contribution will benefit a senior citizens' society, improve a playground for children, a teenagers' foundation, a scouting association and a music foundation.

Corporate volunteerism

Keppel Volunteers had capacity attendance to most of its activities in 2006. Its success was due to the focus placed on having quality events that served as learning tools for APSN students. Keppelites themselves found the events interesting and enriching.

When the *Move Your Body* series of volunteer events took place, Keppel Volunteers went for a session of rock climbing at the indoor rock climbing facility at *Keppel Towers*. Such activities allow the volunteers and APSN students to interact at a more personal level, building social skills and increasing their confidence to facilitate their integration into society.



Keppel Verolme plays its part in community service.

Maldives

For the first time in their lives, thousands of Maldivian students and patients will be able to enjoy piped fresh water, thanks to Keppel Seghers and the Public Utilities Board (PUB). After having successfully installed and commissioned a desalination plant on the island of Gan in Maldives in early 2005, Keppel Seghers and PUB have now completed laying 1.2 kilometres of water pipes, which will channel fresh water from the plant to schools, hospitals and community halls across the island. The portable seawater desalination plant, which has the capacity to treat 240 cubic metres of seawater daily, was donated by the Singapore Government in a swift response to the tsunami disaster of 26 December 2004.



In the coming year, Keppel Volunteers aims to build up its portfolio of sports-related activities to help increase the students' physical stamina and improve their health in preparation for their workplace in the future.

Similarly, in the *Do-It-Yourself* series, Keppel Volunteers aimed to impart daily skills to the APSN students so that they would be able to engage in simple activities such as making a meal or doing daily chores. In 2006, the students were taught how to make the traditional Chinese New Year *Lou Hei* as part of their curriculum. Keppel Volunteers hopes to incorporate more common day-to-day activities into its activities so that the students will gain confidence in engaging in activities like making simple cash transactions.

The ACtivity series saw new developments in the Arts and Culture curriculum of APSN as Keppel Volunteers pursued a long-term partnership with the Practice Performing Arts School. The latter, a not-for-profit organisation registered with the Ministry of Education, is a premier arts school founded by the late Kuo Pao Kun and Goh Lay Kuan. A pilot project, which teaches the arts to the students of Chao Yang School, started in 2007. It will be evaluated on a regular basis. The new syllabus uses lessons in movement, expression and dance to help students develop their psycho-motor and communication skills as well as their physical fitness.

By keeping in close contact with APSN, Keppel Volunteers has been able to customise its activities for the students. This ensures that resources are channelled into areas where they matter most to the schools. Keppel Volunteers will continue to build on the relationship that it has with APSN and work towards an even better year ahead.

The arts

Keppel Group remained dedicated in our support towards the local arts and culture scene in 2006. Our contributions to the promotion and development of the arts in Singapore were recognised by the National Arts Council at the Patron of the Arts Award, with Keppel Corporation, Keppel FELS and Singapore Petroleum Company receiving awards.

Keppel Group stayed committed to nurturing talent through the Keppel Music Scholarship. Inaugurated in 2003, the Group's commitment of $600,000 will go towards the sponsorship of 10 students over a period of five years. The students will pursue four-year degree programmes at the Yong Siew Toh Conservatory of Music at the National University of Singapore. To date, six scholarships have been awarded to talented young Vietnamese.

Keppel Corporation and Keppel Land collaborated with the Singapore Symphony Orchestra (SSO) to showcase a world-class act – *The Gala Concert: Lorin Maazel and the SSO* on 13 March 2006 at the Esplanade.



Maazel

Keppel continued to play its part in growing the local arts scene by setting the stage for the celebration of artistic brilliance. On 13 March 2006, *The Gala Concert: Lorin Maazel and the Singapore Symphony Orchestra* (SSO) took place under the aegis of Keppel. Guests were greatly impressed by the masterful weaving of music by Maestro Maazel, world-renowned as one of the most distinguished conductors of all time. All eyes were also drawn to the Lady in Red – the talented and young violin soloist Lidia. Regarded as one of the most extraordinary young violinists on the global concert scene today, the 20 year-old Russian won her first international competition at the tender age of eight. All in all, it was a spectacular night both for Keppel and for Singapore arts.

The evening presented timeless classical favourites – Tchaikovsky and Mussorgsky's masterpieces – by the premier Asian orchestra and music prodigy Lidia Baich, led by world celebrated Maestro Lorin Maazel.

A sponsor of the Singapore Arts Festival since 1994, Keppel Group sponsored the Flemish company, Collegium Vocale Gent, for its performance of J.S. Bach's liturgical work *Mass in B Minor*, at the Esplanade Concert Hall on 14 June 2006. Led by Bach specialist and conductor Philippe Herreweghe and choir master Maria van Nieukerken, the 47-strong Belgian orchestral and choral ensemble touched the hearts of the audience with a sincere and almost divine performance of Bach's mass.

Keppel O&M sponsored the performance by renowned Brazilian musician, Chico Cesar at the World of Music, Arts and Dance (WOMAD) Singapore 2006 festival. The $25,000 sponsorship of the leading Brazilian songwriter and singer was extremely well-received at the widely-anticipated annual event featuring music, art and dance performances from cultures across the world.

Keppel O&M was also one of the key sponsors of the 119 year-old National Museum of Singapore's opening festival on 8 December 2006. After three years of refurbishment, the Museum re-opened to the public at twice its original size with new state-of-the-art galleries.

Directors' report & financial statements

The Directors present their report together with the audited consolidated financial statements of the Group and balance sheet and statement of changes in equity of the Company for the financial year ended 31 December 2006.

1. Directors

The Directors of the Company in office at the date of this report are:

Lim Chee Onn (Chairman)
Tony Chew Leong-Chee
Lim Hock San
Sven Bang Ullring
Tsao Yuan Mrs Lee Soo Ann
Leung Chun Ying
Oon Kum Loon (Mrs)
Tow Heng Tan
Yeo Wee Kiong
Choo Chiau Beng
Teo Soon Hoe

2. Audit Committee

The Audit Committee of the Board of Directors comprises three independent Directors. Members of the Committee are:

Lim Hock San (Chairman)
Tony Chew Leong-Chee
Oon Kum Loon (Mrs)

The Audit Committee carried out its function in accordance with the Companies Act, including the following:

- Review audit plans and reports of the Company's external auditors and internal auditors and consider effectiveness of actions/policies taken by management on the recommendations and observations;
- Review the assistance given by the Company's officers to the auditors;
- Independent review of quarterly financial reports and year-end financial statements;
- Examine effectiveness of financial, operating and compliance controls;
- Review the independence and objectivity of the external auditors annually;
- Review the nature and extent of non-audit services performed by auditors;
- Meet with external auditors and internal auditors, without the presence of management, at least annually;
- Ensure that the internal audit function is adequately resourced and has appropriate standing within the Company, at least annually;
- Review interested person transactions; and
- Investigate any matters within the Audit Committee's term of reference, whenever it deems necessary.

The Audit Committee recommended to the Board of Directors the re-appointment of Deloitte & Touche as auditors of the Company at the forthcoming Annual General Meeting.

3. Arrangements to enable Directors to acquire shares and debentures

Neither at the end of the financial year nor at any time during the financial year did there subsist any arrangement whose object is to enable the Directors of the Company to acquire benefits by means of the acquisition of shares or debentures in the Company or any other body corporate other than the KCL Share Option Scheme.

4. Directors' interest in shares and debentures

According to the Register of Directors' shareholdings kept by the Company for the purpose of Section 164 of the Companies Act, none of the Directors holding office at the end of the financial year had any interest in the shares and debentures of the Company and related corporations, except as follows:

		Holdings At	
	1.1.06	**31.12.06**	**21.1.07**
Keppel Corporation Limited			
(Ordinary shares)			
Lim Chee Onn	977,083	1,357,083	1,357,083
Sven Bang Ullring	28,000	31,000	31,000
Oon Kum Loon (Mrs)	20,000	20,000	20,000
Oon Kum Loon (Mrs) (deemed interest)	20,000	20,000	20,000
Tow Heng Tan	313	313	313
Tow Heng Tan (deemed interest)	13,086	13,086	13,086
Choo Chiau Beng	505,833	860,833	975,833
Choo Chiau Beng (deemed interest)	-	100,000	100,000
Teo Soon Hoe	1,074,166	1,354,166	1,354,166
(Share options)			
Lim Chee Onn	1,620,000	1,550,000	1,550,000
Choo Chiau Beng	1,200,000	920,000	805,000
Teo Soon Hoe	1,200,000	1,150,000	1,150,000
Keppel Land Limited			
(Ordinary shares)			
Tow Heng Tan (deemed interest)	50	50	50
Keppel Telecommunications & Transportation Ltd			
(Ordinary shares)			
Lim Chee Onn	23,000	23,000	23,000
Teo Soon Hoe	28,000	28,000	28,000
K-Reit Asia			
(Units)			
Tow Heng Tan	-	10	10
Keppel Structured Notes Pte Limited			
(S$ Commodity Linked Guaranteed Note Series 1 due 2011)			
Teo Soon Hoe	-	$100,000	$100,000
Keppel Philippines Holdings, Inc			
("B" shares of one Peso each)			
Lim Chee Onn	2,000	2,000	2,000
Choo Chiau Beng	2,000	2,000	2,000
Teo Soon Hoe	2,000	2,000	2,000
Keppel Philippines Marine, Inc			
(Shares of one Peso each)			
Lim Chee Onn	246,457	246,457	246,457
Choo Chiau Beng	283,611	283,611	283,611
Teo Soon Hoe	302,830	302,830	302,830
Keppel Philippines Properties, Inc			
(Shares of one Peso each)			
Teo Soon Hoe	2,916	2,916	2,916

5. **Directors' receipt and entitlement to contractual benefits**

Since the beginning of the financial year, no Director of the Company has received or become entitled to receive a benefit which is required to be disclosed under Section 201(8) of the Singapore Companies Act, by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except as disclosed in the financial statements.

6. **Share options of the Company**

Details of share options granted under the KCL Share Option Scheme ("Scheme") are disclosed in Note 3 to the financial statements.

Options to take up 6,429,500 Ordinary Shares ("Shares") were granted during the financial year. There were 4,187,500 Shares issued by virtue of exercise of options and options to take up 257,000 Shares were cancelled during the financial year. At the end of the financial year, there were 16,232,166 Shares under option as follows:

	Number of Share Options					
Date of grant	**Balance at 1.1.06 or later date of grant**	**Exercised**	**Lapsed or cancelled**	**Balance at 31.12.06**	**Exercised price***	**Date of expiry**
01.11.99	35,000	-	-	35,000	$3.23	31.10.09
18.10.00	474,000	(474,000)	-	-	$2.11	17.10.10
20.04.01	3,000	(3,000)	-	-	$1.69	19.04.11
27.09.01	643,000	(626,000)	-	17,000	$1.52	26.09.11
20.12.02	1,265,000	(550,000)	-	715,000	$2.89	19.12.12
11.02.03	788,333	(250,000)	-	538,333	$2.93	10.02.13
14.08.03	1,207,500	(545,000)	-	662,500	$4.76	13.08.13
13.02.04	2,046,500	(990,500)	(12,500)	1,043,500	$6.31	12.02.14
12.08.04	2,203,500	(722,500)	(38,500)	1,442,500	$6.77	11.08.14
11.02.05	2,603,833	(13,000)	(55,000)	2,535,833	$9.12	10.02.15
11.08.05	2,977,500	(10,500)	(54,000)	2,913,000	$12.77	10.08.15
09.02.06	2,966,500	(3,000)	(65,000)	2,898,500	$13.07	08.02.16
10.08.06	3,463,000	-	(32,000)	3,431,000	$15.60	09.08.16
	20,676,666	(4,187,500)	(257,000)	16,232,166		

* Exercise prices are adjusted for capital distribution

The information on Directors of the Company participating in the Scheme is as follows:

Name of Director	**Options granted during the financial year**	**Aggregate options granted since commencement of the Scheme to the end of financial year**	**Aggregate options exercised since commencement of the Scheme to the end of financial year**	**Aggregate options lapsed since commencement of the Scheme to the end of financial year**	**Aggregate options outstanding as at the end of financial year**
Lim Chee Onn	310,000	3,540,000	1,416,250	573,750	1,550,000
Choo Chiau Beng	230,000	2,970,000	1,476,250	573,750	920,000
Teo Soon Hoe	230,000	2,970,000	1,246,250	573,750	1,150,000

No employee received 5 percent or more of the total number of options available under the Scheme.

There are no options granted to any of the Company's controlling shareholders or their associates under the Scheme.

7. Share options of subsidiaries

The particulars of share options of subsidiaries of the Company are as follows:

(a) Keppel Land Limited ("Keppel Land")
At the end of the financial year, there were 49,641,026 unissued shares of Keppel Land Limited under option. This comprised $300 million principal amount of 2.5% Convertible Bonds due 2013 at a conversion price of $6.55 per share and 3,839,500 options under the Keppel Land Share Option Scheme. Details and terms of the options have been disclosed in the Directors' Report of Keppel Land Limited.

(b) Keppel Telecommunications & Transportation Ltd ("Keppel T&T")
At the end of the financial year, there were 2,702,000 unissued shares of Keppel Telecommunications & Transportation Ltd under option relating to the Keppel T&T Share Option Scheme. Details and terms of the options have been disclosed in the Directors' Report of Keppel Telecommunications & Transportation Ltd.

8. Auditors

The auditors, Deloitte & Touche, have expressed their willingness to accept re-appointment.

On behalf of the Board

LIM CHEE ONN
Executive Chairman

TEO SOON HOE
Group Finance Director

Singapore, 13 March 2007

As at 31 December 2006

	Note	Group 2006 $'000	Group 2005 $'000	Company 2006 $'000	Company 2005 $'000
Share capital	3	**972,926**	391,903	**972,926**	391,903
Reserves	4	**3,232,170**	3,254,173	**2,332,232**	2,490,141
Share capital & reserves		**4,205,096**	3,646,076	**3,305,158**	2,882,044
Minority interests		**1,392,591**	1,288,566	-	-
Capital employed		**5,597,687**	4,934,642	**3,305,158**	2,882,044
Represented by:					
Fixed assets	5	**1,740,808**	1,653,195	**5,680**	5,620
Investment properties	6	**2,249,216**	2,025,501	-	-
Development properties	7	**197,080**	228,022	-	-
Subsidiaries	8	-	-	**3,080,896**	2,849,511
Associated companies	9	**2,410,716**	2,174,200	**3,074**	3,074
Investments	10	**275,892**	84,341	-	-
Long term receivables	11	**160,720**	152,769	**300,977**	300,599
Intangibles	12	**135,058**	145,248	-	-
		7,169,490	6,463,276	**3,390,627**	3,158,804
Current assets					
Stocks & work-in-progress in excess of related billings	13	**2,777,217**	2,762,328	-	-
Amounts due from:					
- subsidiaries	14	-	-	**410,092**	963,926
- associated companies	14	**307,968**	280,109	**87**	99
Debtors	15	**1,516,259**	1,267,211	**82,013**	2,519
Short term investments	16	**426,714**	405,638	-	-
Bank balances, deposits & cash	17	**1,618,558**	1,410,851	**520**	570
		6,646,716	6,126,137	**492,712**	967,114
Current liabilities					
Creditors	18	**2,380,657**	1,859,083	**58,885**	80,304
Billings on work-in-progress in excess of related costs	13	**2,325,319**	1,487,246	-	-
Provisions	19	**29,961**	17,604	-	-
Amounts due to:					
- subsidiaries	14	-	-	**194,718**	56,420
- associated companies	14	**93,620**	200,183	**11**	8
Term loans	20	**681,635**	1,321,982	-	781,848
Taxation		**273,883**	185,738	**10,182**	5,155
Bank overdrafts	21	**3,351**	16,817	-	-
		5,788,426	5,088,653	**263,796**	923,735
Net current assets		**858,290**	1,037,484	**228,916**	43,379
Non-current liabilities					
Term loans	20	**2,272,152**	2,392,042	**300,000**	300,000
Deferred taxation	22	**157,941**	174,076	**14,385**	20,139
		2,430,093	2,566,118	**314,385**	320,139
Net assets		**5,597,687**	4,934,642	**3,305,158**	2,882,044

The accompanying notes form an integral part of the financial statements.

	Note	2006 $'000	2005 $'000
Revenue	23	**7,600,940**	5,688,369
Materials and subcontract costs		**(5,570,175)**	(4,138,185)
Staff costs	24	**(931,340)**	(802,912)
Depreciation and amortisation		**(127,438)**	(132,329)
Other operating expenses		**(167,922)**	(148,199)
Operating profit	25	**804,065**	466,744
Investment income	26	**3,777**	1,220
Interest income	26	**79,758**	58,871
Interest expenses	26	**(62,470)**	(22,175)
Share of results of associated companies	9	**314,662**	321,509
Profit before tax and exceptional items		**1,139,792**	826,169
Exceptional items	27	**7,304**	1,924
Profit before taxation		**1,147,096**	828,093
Taxation	28	**(257,372)**	(153,311)
Profit for the year		**889,724**	674,782
Attributable to:			
Shareholders of the Company			
Profit before exceptional items		**750,832**	563,685
Exceptional items	27	**(82)**	(16)
		750,750	563,669
Minority interests		**138,974**	111,113
		889,724	674,782
Earnings per ordinary share	29		
Before exceptional items			
- basic		**95.4 cts**	72.1 cts
- diluted		**94.4 cts**	70.0 cts
After exceptional items			
- basic		**95.4 cts**	72.1 cts
- diluted		**94.4 cts**	70.0 cts
Gross dividend per ordinary share	30		
Interim dividend paid		**12.0 cts**	10.0 cts
Final dividend proposed		**16.0 cts**	13.0 cts
Total		**28.0 cts**	23.0 cts

The accompanying notes form an integral part of the financial statements.

	Attributable to equity holders of the Company							
	Share Capital $'000	Share Premium Account $'000	Capital Reserves $'000	Revenue Reserves $'000	Foreign Exchange Translation Account $'000	Share Capital & Reserves $'000	Minority Interests $'000	Capital Employed $'000
Group								
2006								
As at 1 January	391,903	720,229	345,761	2,192,117	(3,934)	3,646,076	1,288,566	4,934,642
Surplus on revaluation of investment properties	-	-	24,267	-	-	24,267	(16,494)	7,773
Fair value changes on available-for-sale assets	-	-	73,577	-	-	73,577	(2,182)	71,395
Fair value changes on cashflow hedges	-	-	148,029	-	-	148,029	(947)	147,082
Currency translation loss	-	-	-	-	(70,327)	(70,327)	(28,753)	(99,080)
Gain not recognised in profit & loss account	-	-	245,873	-	(70,327)	175,546	(48,376)	127,170
Net profit for the year	-	-	-	750,750	-	750,750	138,974	889,724
Dividend paid	-	-	-	(157,374)	-	(157,374)	-	(157,374)
Share-based payment	-	-	18,868	-	-	18,868	842	19,710
Equity component of convertible bond issued by a subsidiary	-	-	16,850	-	-	16,850	15,067	31,917
Transfer of statutory, capital and other reserves to revenue reserves	-	-	(12,369)	12,369	-	-	-	-
Fair value gain realised and transferred to profit & loss account	-	-	(91,220)	-	-	(91,220)	-	(91,220)
Revaluation surplus realised and transferred to profit & loss account	-	-	(6,901)	-	-	(6,901)	-	(6,901)
Currency translation loss realised and transferred to profit & loss account on disposal of subsidiaries	-	-	-	-	15,305	15,305	-	15,305
Share of capital reserves of an associated company	-	-	(868)	-	-	(868)	-	(868)
Dividend paid to minority shareholders	-	-	-	-	-	-	(71,745)	(71,745)
Cash subscribed by minority shareholders	-	-	-	-	-	-	20,058	20,058
Acquisition of subsidiaries	-	-	-	-	-	-	14,925	14,925
Acquisition of additional interest in subsidiaries	-	-	-	-	-	-	(28,936)	(28,936)
Set off against advance from minority shareholders	-	-	-	-	-	-	65,498	65,498
Other adjustments	-	-	-	34	-	34	(2,282)	(2,248)
Shares issued	16,306	2,764	-	-	-	19,070	-	19,070
Capital distribution	(181,040)	-	-	-	-	(181,040)	-	(181,040)
Effect of Companies (Amendment) Act 2005	745,757	(722,993)	(22,764)	-	-	-	-	-
As at 31 December	972,926	-	493,230	2,797,896	(58,956)	4,205,096	1,392,591	5,597,687

	Attributable to equity holders of the Company							
	Share Capital $'000	Share Premium Account $'000	Capital Reserves $'000	Revenue Reserves $'000	Foreign Exchange Translation Account $'000	Share Capital & Reserves $'000	Minority Interests $'000	Capital Employed $'000
2005								
As at 1 January	389,386	861,593	236,750	1,769,694	(38,078)	3,219,345	1,158,607	4,377,952
Surplus on revaluation of investment properties	-	-	7,268	-	-	7,268	10,640	17,908
Fair value changes on available-for-sale assets	-	-	110,092	-	-	110,092	828	110,920
Fair value changes on cashflow hedges	-	-	(22,607)	-	-	(22,607)	190	(22,417)
Currency translation gain	-	-	-	-	29,408	29,408	9,018	38,426
Gain not recognised in profit & loss account	-	-	94,753	-	29,408	124,161	20,676	144,837
Net profit for the year	-	-	-	563,669	-	563,669	111,113	674,782
Dividend paid	-	-	-	(131,388)	-	(131,388)	-	(131,388)
Share-based payment	-	-	12,199	-	-	12,199	376	12,575
Transfer of statutory, capital and other reserves to revenue reserves	-	-	10,521	(9,834)	(687)	-	-	-
Fair value gain realised and transferred to profit & loss account	-	-	(2,290)	-	-	(2,290)	-	(2,290)
Revaluation deficit realised and transferred to profit & loss account	-	-	-	-	-	-	(32,185)	(32,185)
Currency translation loss realised and transferred to profit & loss account on disposal of subsidiaries	-	-	-	-	5,423	5,423	-	5,423
Share of capital reserves of an associated company	-	-	(6,616)	-	-	(6,616)	-	(6,616)
Dividend paid to minority shareholders	-	-	-	-	-	-	(36,116)	(36,116)
Cash subscribed by minority shareholders	-	-	-	-	-	-	28,787	28,787
Acquisition of subsidiaries	-	-	-	-	-	-	41,092	41,092
Acquisition of additional interest in subsidiaries	-	-	-	-	-	-	(2,329)	(2,329)
Disposal of subsidiaries	-	-	-	-	-	-	(928)	(928)
Other adjustments	-	-	444	(24)	-	420	(527)	(107)
Shares issued	2,517	15,027	-	-	-	17,544	-	17,544
Capital distribution	-	(156,391)	-	-	-	(156,391)	-	(156,391)
As at 31 December	391,903	720,229	345,761	2,192,117	(3,934)	3,646,076	1,288,566	4,934,642

The accompanying notes form an integral part of the financial statements.

	Share Capital $'000	Share Premium Account $'000	Capital Reserves $'000	Revenue Reserves $'000	Total $'000
Company					
2006					
As at 1 January	**391,903**	**720,229**	**37,057**	**1,732,855**	**2,882,044**
Net profit for the year	-	-	-	**727,174**	**727,174**
Dividend paid	-	-	-	**(157,374)**	**(157,374)**
Share-based payment	-	-	**15,284**	-	**15,284**
Shares issued	**16,306**	**2,764**	-	-	**19,070**
Capital distribution	**(181,040)**	-	-	-	**(181,040)**
Effect of Companies (Amendment) Act 2005	**745,757**	**(722,993)**	**(22,764)**	-	-
As at 31 December	**972,926**	-	**29,577**	**2,302,655**	**3,305,158**
2005					
As at 1 January	389,386	861,593	28,955	1,575,836	2,855,770
Net profit for the year	-	-	-	288,407	288,407
Dividend paid	-	-	-	(131,388)	(131,388)
Share-based payment	-	-	8,102	-	8,102
Shares issued	2,517	15,027	-	-	17,544
Capital distribution	-	(156,391)	-	-	(156,391)
As at 31 December	391,903	720,229	37,057	1,732,855	2,882,044

The accompanying notes form an integral part of the financial statements.

	Note	2006 $'000	2005 $'000
Operating activities			
Operating profit		**804,065**	466,744
Adjustments:			
Depreciation and amortisation		**127,438**	132,329
Share-based payment expenses		**14,949**	11,203
Profit on sale of fixed assets		**(3,610)**	(10,278)
Others		**8,657**	5,555
Operational cash flow before changes in working capital		**951,499**	605,553
Working capital changes:			
Stocks & work-in-progress		**814,324**	974,766
Debtors		**9,679**	(262,190)
Creditors		**473,022**	198,812
Investments in bonds and shares		**(178,976)**	(57,251)
Advances to associated companies		**(134,422)**	158,638
Translation of foreign subsidiaries		**20,416**	(19,411)
		1,955,542	1,598,917
Interest received		**81,006**	59,427
Interest paid		**(69,027)**	(15,689)
Income taxes paid		**(113,637)**	(83,543)
Net cash from operating activities		**1,853,884**	1,559,112
Investing activities			
Acquisition of subsidiaries	A	**(3,159)**	(137,041)
Acquisition of additional shares in subsidiaries		**(28,204)**	-
Disposal of subsidiaries	B	**-**	15,266
Acquisition and further investment in associated companies		**(282,107)**	(520,187)
Acquisition of fixed assets and investment properties		**(430,348)**	(456,178)
Expenditure on development properties		**(15,241)**	(1,024)
Proceeds from disposal of associated companies		**138,084**	17,867
Proceeds from disposal of fixed assets		**39,303**	55,997
Dividend received from investments and associated companies		**207,362**	159,893
Net cash used in investing activities		**(374,310)**	(865,407)
Financing activities			
Proceeds from share issues		**19,070**	17,544
Proceeds from minority shareholders of subsidiaries		**20,058**	28,787
Proceeds from term loans		**756,301**	1,018,786
Capital distribution		**(181,040)**	(156,391)
Repayment of term loans		**(1,643,671)**	(1,012,717)
Dividend paid to shareholders of the Company		**(157,374)**	(131,388)
Dividend paid to minority shareholders of subsidiaries		**(71,745)**	(36,116)
Net cash used in financing activities		**(1,258,401)**	(271,495)
Net increase in cash and cash equivalents		**221,173**	422,210
Cash and cash equivalents as at 1 January		**1,394,034**	971,824
Cash and cash equivalents as at 31 December	C	**1,615,207**	1,394,034

The accompanying notes form an integral part of the financial statements.

	2006 $'000	2005 $'000

A. Acquisition of subsidiaries

During the financial year, the fair values of net assets of subsidiaries acquired were as follows:

	2006 $'000	2005 $'000
Fixed assets and investment properties	**220,461**	168,774
Development properties	**-**	20,561
Associated companies	**-**	23,551
Investments	**16,024**	53
Stocks & work-in-progress	**3,659**	52,175
Intangibles	**1,011**	-
Debtors	**11,258**	9,122
Bank balances and cash	**20,590**	35,627
Creditors	**(49,481)**	(55,112)
Loans	**(159,050)**	(9,648)
Minority interests	**(6,357)**	(41,092)
	58,115	204,011
Goodwill on consolidation	**2,677**	-
Amount previously accounted for as associated companies	**(37,043)**	(31,259)
Purchase consideration	**23,749**	172,752
Less: Bank balances and cash acquired	**(20,590)**	(35,711)
Cash flow on acquisition net of cash acquired	**3,159**	137,041

B. Disposal of subsidiaries

During the financial year, the fair values of net assets of subsidiaries disposed were as follows:

	2006 $'000	2005 $'000
Fixed assets	**-**	(3,415)
Investments	**-**	(98,132)
Stocks & work-in-progress	**-**	(113)
Debtors	**-**	(75,633)
Bank balances and cash	**-**	(29,001)
Creditors	**-**	195,905
Minority interests	**-**	928
	-	(9,461)
Net profit on disposal	**-**	(34,806)
Sale proceeds	**-**	(44,267)
Add: Bank balances and cash disposed	**-**	29,001
Cash flow on disposal net of cash disposed	**-**	(15,266)

C. Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances with banks. Cash and cash equivalents in the consolidated cashflow statement comprise the following balance sheet amounts:

	2006 $'000	2005 $'000
Bank balances, deposits and cash (Note 17)	**1,618,558**	1,410,851
Bank overdrafts	**(3,351)**	(16,817)
	1,615,207	1,394,034

The accompanying notes form an integral part of the financial statements.

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. General

The Company is incorporated and domiciled in Singapore and is listed on the Singapore Exchange Securities Trading Limited. The address of its registered office is 1 HarbourFront Avenue #18-01, Keppel Bay Tower, Singapore 098632.

The Company's principal activity is that of an investment holding and management company.

The principal activities of the companies in the Group consist of:

- offshore oil-rig construction, shipbuilding & shiprepair and conversion;
- property development & investment and property fund management;
- network & utilities engineering services and power generation; and
- investments.

There has been no significant change in the nature of these principal activities during the financial year.

The financial statements of the Group for the financial year ended 31 December 2006 and the balance sheet and statement of changes in equity of the Company at 31 December 2006 were authorised for issue in accordance with a resolution of the Board of Directors on 13 March 2007.

2. Significant accounting policies

(a) Basis of preparation

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS"). The financial statements have been prepared under the historical cost convention, except as disclosed in the accounting policies below.

In the current year, the Group and the Company adopted the new/revised FRS and Interpretations to FRS ("INT FRS") that are effective for annual periods beginning on or after 1 January 2006.

The following are the FRS and INT FRS that are relevant to the Group:

FRS 19 (Amendment)	Employment Benefits
FRS 21 (Amendment)	The Effects of Changes in Foreign Exchange Rates
FRS 32 (Amendment)	Financial Instruments: Disclosure and Presentation
FRS 39 (Amendment)	Financial Instruments: Recognition and Measurement
INT FRS 104	Determining whether an Arrangement contains a Lease

The financial effects of the Amendments to FRS 39 relating to financial guarantee contracts issued by the Company are not material to the financial statements of the Company and therefore are not recognised.

The adoption of the other new/revised FRS and INT FRS has no material effect on the financial statements of the Group and the Company.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries as at the balance sheet date.

The results of subsidiaries acquired or disposed of during the financial year are included or excluded from the consolidated financial statements from their respective dates of acquisition or disposal. All intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, adjustments are made to the financial statements of subsidiaries to ensure consistency of accounting policies with those of the Group.

2. Significant accounting policies (continued)

Acquisition of subsidiaries are accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. Costs directly attributable to an acquisition are included as part of the cost of acquisition.

Any excess of the cost of business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities represents goodwill. Any excess of the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of business combination is recognised in the profit and loss account on the date of acquisition.

(c) Fixed assets

Fixed assets are stated at cost less accumulated depreciation and any impairment in value. When the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount. Profits or losses on disposal of fixed assets are included in the profit and loss account.

Depreciation of fixed assets is calculated on a straight-line basis to write off the cost of the fixed assets over their estimated useful lives. No depreciation is provided on freehold land and capital work-in-progress. The estimated useful lives of other fixed assets are as follows:

Freehold buildings	30 to 50 years
Leasehold land & buildings	Over period of lease (ranging from 2 to 73 years)
Vessels & floating docks	10 to 20 years
Plant, machinery & equipment	1 to 30 years

The estimated useful lives, residual values and depreciation method are reviewed at each year end, with the effect of any changes in estimate accounted for on a prospective basis.

(d) Investment properties

Investment properties are accounted for as long term investments and stated at valuations made each year.

Surpluses arising on revaluation are credited directly to capital reserves. Revaluation deficits are taken to the profit and loss account in the absence of or to the extent that they exceed any surpluses held in reserves relating to previous revaluations of the same class of assets.

Profits or losses on disposal of investment properties are included in the profit and loss account. Any surpluses held in capital reserves in respect of previous revaluations of investment properties disposed of are regarded as having become realised and are transferred to the profit and loss account.

(e) Development properties

Development properties are stated at cost less impairment losses.

Cost includes cost of land and construction, related overhead expenditure and financing charges and other net costs incurred during the period of development. They are considered completed and are transferred to investment properties or fixed assets when they are ready for their intended use.

Each property under development is accounted for as a separate project. Where a project comprises more than one component, each component is treated as a separate project, and interest and other net costs are apportioned accordingly.

(f) Subsidiaries

A subsidiary is an entity over which the Group has the power to govern the financial and operating policies so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Investments in subsidiaries are stated in the Company's financial statements at cost less any impairment losses. On disposal of a subsidiary, the difference between net disposal proceeds and the carrying amount of the investment is taken to profit and loss account.

(g) Associated companies

An associated company is an entity, not being a subsidiary, over which the Group has significant influence, but not control, in the commercial and financial policy decisions.

Investments in associated companies are stated in the Company's financial statements at cost less any impairment losses. On disposal of an associated company, the difference between net disposal proceeds and the carrying amount of the investment is taken to profit and loss account.

Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting whereby the Group's share of profit or loss of the associated company is included in the profit and loss account and the Group's share of net assets of the associated company is included in the balance sheet.

(h) Intangibles

Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. An impairment loss is recognised in the profit and loss account when the carrying amount of the cash-generating unit, including goodwill, exceeds the recoverable amount of the cash-generating unit. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the cash-generating units and then, to reduce the carrying amount of the other assets in the unit on a pro-rata basis.

Other intangible assets

Intangible assets include development expenditure. Costs incurred which are expected to generate future economic benefits are recognised as intangibles and amortised on a straight line basis over their useful lives, ranging from 5 to 40 years.

(i) Investments

Investments are classified as held for trading or available-for-sale. Investments acquired for the purpose of selling in the short term are classified as held for trading. Other investments held by the Group are classified as available-for-sale.

Investments are recognised and derecognised on the trade date where the purchase or sale of an investment is under a contract whose terms required delivery of investment within the timeframe established by the market concerned.

Investments are initially measured at fair value plus transaction costs except for investments held for trading, which are recognised at fair value.

For investments held for trading, gains and losses arising from changes in fair value are included in the profit and loss account.

For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the profit and loss account.

The fair value of quoted investments is based on current bid prices. For investments where there is no active market, the fair value is determined using valuation techniques. Such techniques include using recent arm's length transactions, reference to the underlying net asset value of the investee companies and discounted cash flow analysis.

The Group assesses at each balance sheet date whether there is objective evidence that an investment is impaired. In the case of investment classified as available-for-sale, a significant or prolonged decline in the fair value of the investment below its cost is considered in determining whether the investment is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss - is removed from equity and recognised in the profit and loss account. Impairment losses recognised in the profit and loss account are not reversed through the profit and loss account until the investment is disposed of.

(j) Derivative financial instruments and hedge accounting

Derivative financial instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at fair value. Derivative financial instruments are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Gains or losses arising from changes in fair value of derivative financial instruments that do not qualify for hedge accounting are taken to the profit and loss account.

For cash flow hedges, the effective portion of the gains or losses on the hedging instrument is recognised directly in the hedging reserve, while the ineffective portion is recognised in the profit and loss account. Amounts taken to hedging reserve are transferred to the profit and loss account when the hedged transaction affects profit or loss.

The fair value of forward foreign currency contracts is determined using forward exchange market rates at the balance sheet date. The fair value of interest rate caps and interest rate swaps are based on valuations provided by the Group's bankers.

(k) Impairment of assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that these assets may be impaired. If any such indication exists, the recoverable amount (i.e. the higher of fair value less cost to sell and value in use) of the asset is estimated to determine the amount of impairment loss.

For the purpose of impairment testing of these assets, recoverable amount is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. If this is the case, recoverable amount is determined for cash generating unit to which the asset belongs.

If the recoverable amount of the asset is estimated to be less than its carrying amount, the carrying amount of an asset is reduced to its recoverable amount. The impairment loss is recognised in the profit and loss account unless the asset is carried at revalued amount, in which case, such impairment loss is treated as revaluation decrease.

An impairment loss for an asset is reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of impairment loss for an asset is recognised in the profit and loss account, unless the asset is carried at revalued amount in which case, such reversal is treated as a revaluation increase.

(l) Stocks & work-in-progress

Stocks, consumable materials and supplies are stated at the lower of cost and net realisable value, cost being principally determined on the weighted average method.

Work-in-progress is stated at the lower of cost (comprising direct labour, material costs, direct expenses and an appropriate allocation of production overheads) and net realisable value, which is arrived at after providing for anticipated losses, if any, when the possibility of loss is ascertained.

Progress claims made against work-in-progress are offset against the cost of work-in-progress and the profits recognised on partly completed long-term contracts less any provision required to reduce cost to estimated realisable value.

Completed properties held for sale are stated at the lower of cost and net realisable value. Cost includes cost of land and construction, and interest incurred during the period of construction.

Properties held for sale under development are stated at the lower of cost or net realisable value. Upon receipt of temporary occupation permits, these are transferred to completed properties held for sale.

(m) Financial assets

Financial assets include cash and bank balances, trade, intercompany and other receivables and investments. Trade, intercompany and other receivables are stated at their fair value as reduced by appropriate allowances for estimated irrecoverable amounts.

(n) Financial liabilities

Financial liabilities include trade, intercompany and other payables, bank loans and overdrafts. Trade, intercompany and other payables are stated at their fair value. Interest-bearing bank loans and overdrafts are initially measured at fair value and are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is taken to the profit and loss account over the period of the borrowings using the effective interest method.

(o) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Provision for warranties is set up upon completion of a contract to cover the estimated liability which may arise during the warranty period. This provision is based on service history. Any surplus of provision will be written back at the end of the warranty period while additional provisions where necessary are made when known. These liabilities are expected to be incurred over the applicable warranty periods.

Provision for claims is made for the estimated cost of all claims notified but not settled at the balance sheet date, less recoveries, using the information available at the time. Provision is also made for claims incurred but not reported at the balance sheet date based on historical claims experience, modified for variations in expected future settlement. The utilisation of provisions is dependent on the timing of claims.

(p) Leases

When a group company is the lessee

Finance leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the profit and loss account. Contingent rentals are recognised as expenses in the periods in which they are incurred.

Operating leases
Leases of assets in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentive received from lessor) are taken to the profit and loss account on a straight-line basis over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

When a group company is the lessor
Finance leases
Amounts due from lessees under finance leases are recorded as receivables at the amount of the group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the group's net investment outstanding in respect of the leases.

Operating leases
Assets leased out under operating leases are included in investment properties and are stated at revalued amounts and not depreciated. Rental income (net of any incentive given to lessee) is recognised on a straight-line basis over the lease term.

(q) Revenue

Revenue consists of:
- Revenue recognised on contracts, under the percentage of completion method when the outcome of the contract can be estimated reliably;
- Invoiced value of goods and services;
- Rental income from investment properties; and
- Investment income, interest and fee income.

(r) Revenue and income recognition

Revenue from rigbuildings, shipbuildings and repairs is recognised based on the percentage of completion method in proportion to the stage of completion, provided that the work is at least 20% complete and the outcome of such work can be reliably estimated. For offshore rigbuildings and repairs division, the percentage of completion is measured by reference to the percentage of the physical proportion of the contract work completed as determined by engineers' estimates. For marine shipbuildings and repairs division, the percentage of completion is measured by reference to the percentage of costs incurred to-date to the estimated total costs for each contract, with due consideration made to include only those costs that reflect work performed. Provision is made where applicable for anticipated losses on contracts in progress.

Income recognition on long term engineering contracts is based on the percentage of completion method in proportion to the stage of completion, provided that the work is at least 20% complete and the outcome of such work can be reliably estimated. The percentage of completion is measured by reference to the percentage of the physical proportion of the contract work completed as determined by engineers' estimates. Provision is made where applicable for anticipated losses on contracts in progress.

Income recognition on partly completed properties held for sale is based on the percentage of completion method as follows:

- For Singapore trading properties under development, the profit recognition upon the signing of sales contracts is 20% of the total estimated profit attributable to the actual contracts signed. Subsequent recognition of profit is based on the stage of physical completion;

- For overseas trading properties under development, the profit recognition upon the signing of sales contracts is the direct proportion of total expected project profit attributable to the actual sales contract signed, but only to the extent that it relates to the stage of physical completion; and

- In respect of large residential property projects, income recognition is applied by phases.

When losses are expected, full provision is made in the accounts after adequate allowance has been made for estimated costs to completion. Any expenditure incurred on abortive projects is written off in the profit and loss account.

Revenue from the sale of products is recognised upon shipment to customers and collectibility of the related receivables is reasonably assured. Sales are stated net of goods and services tax and sales returns.

Revenue from the rendering of services including electricity supply and logistic services is recognised over the period in which the services are rendered, by reference to completion of the specific transaction assessed on the basis of the actual services provided as a proportion of the total services to be performed.

Dividend income from investments is recognised when the right to receive payment is established, and in the case of fixed interest bearing investments, on a time proportion basis using the effective interest method.

Rental income from operating leases on investment properties are recognised on a straight-line basis over the lease term.

Interest income is recognised on a time proportion basis using the effective interest method.

(s) Borrowing costs

Borrowing costs incurred to finance the development of properties are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are taken to the profit and loss account over the period of borrowing using the effective interest rate method.

(t) Employee benefits

Defined contribution plan

The Group makes contributions to pension schemes as defined by the laws of the countries in which it has operations. In particular, the Singapore companies make contributions to the Central Provident Fund in Singapore, a defined contribution pension scheme. Contributions to pension schemes are recognised as an expense in the period in which the related service is performed.

Employee leave entitlement

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for leave as a result of services rendered by employees up to the balance sheet date.

Share option scheme

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense in the profit and loss account with a corresponding increase in the share option reserve over the vesting period. The total amount to be recognised over the vesting period is determined by reference to the fair value of the options granted on the date of grant.

(u) Income taxes

Current income tax liabilities (and assets) for current and prior periods are recognised at the amounts expected to be paid to (or recovered from) the tax authorities, using the tax rates (and tax laws) that have been enacted or substantially enacted by the balance sheet date.

2. Significant accounting policies (continued)

Deferred income tax assets/liabilities are recognised for deductible/taxable temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. The principal temporary differences arise from depreciation, unremitted offshore income and future tax benefits from certain provisions not allowed for tax purposes until a later period. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(v) Foreign currencies

Functional currency

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("functional currency").

The financial statements of the Group and the balance sheet and statement of changes in equity of the Company are presented in Singapore Dollars, which is the functional currency of the Company.

Foreign currency transactions

Transactions in foreign currencies are translated at exchange rates approximating those ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at exchange rates approximating those ruling at that date. Exchange differences arising from translation are taken to the profit and loss account. Exchange differences on non-monetary items such as investments held for trading are reported as part of the fair value gain or loss. Exchange differences on non-monetary items such as available-for-sale investments are included in the fair value reserve.

Foreign currency translation

For inclusion in the Group's financial statements, the assets and liabilities of foreign subsidiaries and associated companies that are in functional currencies other than Singapore Dollars are translated into Singapore Dollars at the exchange rates ruling at the balance sheet date. The trading results of foreign subsidiaries and associated companies are translated into Singapore Dollars using the average exchange rates for the financial year. Exchange differences due to such currency translation are classified as reserves and taken directly to the foreign exchange translation account.

Goodwill and fair value adjustments arising on acquisition of a foreign entity are treated as non-monetary foreign currency assets and liabilities of the acquirer and recorded at the exchange rate at closing rate.

(w) Critical accounting estimates and judgements

(i) Critical judgements in applying the Group's accounting policies

In the process of applying the Group's accounting policies, the management is of the opinion that there is no instance of application of judgements which is expected to have a significant effect on the amounts recognised in the financial statements, apart from those involving estimations described below.

(ii) Key sources of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are as follows:

Impairment of fixed assets

Determining whether fixed asset value is impaired requires an estimation of the value in use of the cash-generating units. This requires the Group to estimate the future cashflows expected from the cash-generating units and an appropriate discount rate in order to calculate the present value of the future cashflows. The carry amount of fixed assets at the balance sheet date is disclosed in Note 5.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. This requires the Group to estimate the future cashflows expected from the cash-generating units and an appropriate discount rate in order to calculate the present value of the future cashflows. The carrying amount of goodwill at the balance sheet date is disclosed in Note 12.

Impairment of available-for-sale investments

The Group follows the guidance of FRS 39 in determining whether available-for-sale investments are considered impaired. The Group evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost, the financial health of and the near-term business outlook of the investee, including factors such as industry and sector performance, changes in technology and operational and financing cashflow. The fair value of available-for-sale investments is disclosed in Notes 10 and 16.

Revenue recognition

The Group recognises contract revenue based on the stage of completion method. The stage of completion is measured in accordance with the accounting policy stated in Note 2(r). Significant assumption is required in determining the stage of completion, the extent of the contract cost incurred, the estimated total contract revenue and contract cost and the recoverability of the contracts. In making the assumption, the Group evaluates by relying on past experience and the work of specialists. Revenue from construction contracts is disclosed in Note 23.

Income taxes

The Group has exposure to income taxes in numerous jurisdictions. Significant assumption is required in determining the provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognised, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amount of taxation and deferred taxation is disclosed in the balance sheet.

3. Share capital

	Group and Company	
	2006	2005
	$'000	$'000
Ordinary Shares ("Shares") issued and paid up		
Balance 1 January		
783,805,424 Shares		
(2005: 778,772,591 Shares)	**391,903**	389,386
Issued during the financial year		
4,187,500 Shares		
(2005: 5,032,833 Shares)	**16,306**	2,517
Capital distribution	**(181,040)**	-
Effect of Companies (Amendment) Act 2005	**745,757**	-
Balance 31 December		
787,992,924 Shares		
(2005: 783,805,424 Shares)	**972,926**	391,903

Pursuant to the Companies (Amendment) Act 2005 effective 30 January 2006, the concept of authorised share capital and par value has been abolished. The authorised share capital of $1,500,000,000 comprising 3,000,000,000 Shares of $0.50 each has been removed. Amounts standing to the credit of share premium account and capital redemption reserve (Note 4) have been transferred to the share capital account as at that date.

3. Share capital (continued)

During the financial year, the Company issued 4,187,500 Shares for cash upon exercise of options under the KCL Share Option Scheme. This comprised 470,000 Shares at $2.34 per Share, 4,000 Shares at $2.11 per Share, 3,000 Shares at $1.69 per Share, 625,000 Shares at $1.75 per Share, 1,000 Shares at $1.52 per Share, 505,000 Shares at $3.12 per Share, 45,000 Shares at $2.89 per Share, 250,000 Shares at $3.16 per Share, 517,500 Shares at $4.99 per Share, 27,500 Shares at $4.76 per Share, 952,000 Shares at $6.54 per Share, 38,500 Shares at $6.31 per Share, 7,500 Shares at $7.00 per Share, 715,000 Shares at $6.77 per Share, 13,000 Shares at $9.12 per Share, 10,500 Shares at $12.77 per Share and 3,000 Shares at $13.07 per Share.

KCL Share Option Scheme

The KCL Share Option Scheme ("Scheme"), which has been approved by the shareholders of the Company, is administered by the Remuneration Committee whose members are:

Sven Bang Ullring (Chairman)
Tsao Yuan Mrs Lee Soo Ann
Leung Chun Ying
Tow Heng Tan

Under the Scheme, an option may, except in certain special circumstances, be exercised at any time after two years but no later than the expiry date. The two-year vesting period is intended to encourage employees to take a longer-term view of the Company.

The Shares under option may be exercised in full or in respect of 100 Shares or a multiple thereof, on the payment of the subscription price. The subscription price is based on the average last done prices for the Shares of the Company on the Singapore Exchange Securities Trading Limited for the three market days preceding the date of offer. The Remuneration Committee may at its discretion fix the subscription price at a discount not exceeding 20 percent to the above price. None of the options offered in the financial year was granted at a discount.

To promote transparency, the Board of Directors had in 2002 resolved that the date of offer of share options under the Scheme shall be a pre-determined date; that is, the date falling 14 days immediately after the date of announcement of the Company's half-year or full-year results, as the case may be. The number of Shares available under the Scheme shall not exceed 15% of the issued share capital of the Company.

The employees to whom the options have been granted do not have the right to participate by virtue of the options in a share issue of any other company. Certain employees who have been transferred from subsidiaries to the Company and to whom options have been granted may also hold options granted by subsidiaries prior to their transfer to the Company, while certain employees who have been granted options by the Company and were subsequently transferred from the Company to subsidiaries may be entitled to options under the subsidiaries' share option schemes.

Movements in the number of share options and their weighted average exercise prices are as follows:

	2006		2005	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Balance at 1 January	**14,247,166**	**^ $7.26**	13,698,666	^ $4.42
Granted	**6,429,500**	**$14.43**	5,611,333	$11.29
Exercised	**(4,187,500)**	**$4.37**	(5,032,833)	$3.36
Cancelled	**(257,000)**	**$11.20**	(30,000)	$9.64
Balance at 31 December	**16,232,166**	**$10.78**	14,247,166	$7.49
Exercisable at 31 December	**4,577,833**	**$5.41**	4,440,833	$3.39

^ Weighted average exercise price adjusted for capital distribution

The weighted average share price at the date of exercise for options exercised during the financial year was $13.61 (2005: $10.96). The options outstanding at the end of the financial year had a weighted average exercise price of $10.78 (2005: $7.49) and a weighted average remaining contractual life of 8.4 years (2005: 8.3 years).

On 9 February 2006 and 10 August 2006, the Company granted 2,966,500 and 3,463,000 options respectively under the KCL Share Option Scheme. The estimated fair values of the options granted on those dates are $2.15 per share and $2.67 per share respectively. These fair values are determined using The Black-Scholes pricing model. The significant inputs into the model are as follows:

	2006		2005	
Date of grant	**9.2.2006**	**10.8.2006**	11.2.2005	11.8.2005
Prevailing share price at grant	**$13.30**	**$15.60**	$9.55	$13.00
Exercise price	**$13.30**	**$15.60**	$9.55	$13.00
Expected volatility	**23.17%**	**23.25%**	28.04%	26.65%
Expected life	**4 years**	**4 years**	5 years	5 years
Risk free rate	**3.09%**	**3.18%**	2.26%	2.38%
Expected dividend yield	**3.11%**	**2.76%**	1.68%	1.29%

The expected volatility is determined by calculating the historical volatility of the Company's share price over the previous 4 years (2005: 5 years). The expected lives used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Details of share options granted by Keppel Land Limited and Keppel Telecommunications & Transportation Ltd, subsidiaries of the Company are disclosed in the annual reports of the respective publicly-listed subsidiaries.

4. Reserves

	Group		**Company**	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Share premium account	-	720,229	-	720,229
Capital reserves				
Capital redemption reserve	-	22,764	-	22,764
Asset revaluation surplus	**11,975**	8,104	-	-
Share option reserve	**38,366**	19,498	**29,577**	14,293
Fair value reserve	**224,964**	232,743	-	-
Hedging reserve	**140,677**	2,512	-	-
Bonus issue by subsidiaries	**40,000**	40,000	-	-
Others	**37,248**	20,140	-	-
	493,230	345,761	**29,577**	37,057
Revenue reserves	**2,797,896**	2,192,117	**2,302,655**	1,732,855
Foreign exchange translation account	**(58,956)**	(3,934)	-	-
	3,232,170	3,254,173	**2,332,232**	2,490,141

Amounts standing to the credit of share premium account and capital redemption reserve have been transferred to the share capital account (Note 3) in the current year.

Movements in reserves are set out in the statements of changes in equity.

5. Fixed assets

	Freehold land & buildings $'000	Leasehold land & buildings $'000	Vessels & floating docks $'000	Plant, machinery & equipment $'000	Capital work-in-progress $'000	Total $'000
Group						
2006						
Cost						
At 1 January	76,417	1,122,466	251,115	1,027,165	341,060	2,818,223
Additions	4,174	13,851	15,705	83,635	290,291	407,656
Disposals	(4,187)	(5,323)	(42,920)	(35,141)	-	(87,571)
Write-off	-	(911)	-	-	-	(911)
Subsidiaries acquired	-	-	-	5,810	-	5,810
Reclassification						
- Long term receivables	-	-	-	-	(12,485)	(12,485)
- Stocks	-	-	-	-	(21,444)	(21,444)
- Recoverable account	-	-	-	-	(37,288)	(37,288)
- To other fixed assets categories	2,770	48,254	2,091	22,746	(75,861)	-
Exchange differences	(3,337)	(29,997)	(4,181)	(24,973)	(1,459)	(63,947)
At 31 December	75,837	1,148,340	221,810	1,079,242	482,814	3,008,043
Accumulated depreciation & impairment losses						
At 1 January	17,507	367,004	107,855	672,050	612	1,165,028
Depreciation charge	3,134	30,568	14,483	77,688	-	125,873
Impairment losses	-	42,139	-	4,220	-	46,359
Disposals	(1,376)	(1,651)	(23,933)	(33,165)	-	(60,125)
Write-off	-	(19)	-	-	-	(19)
Subsidiaries acquired	-	-	-	5,332	-	5,332
Reclassification						
- To other fixed assets categories	261	(25,051)	5,714	19,076	-	-
Exchange differences	(962)	(7,116)	(1,761)	(5,374)	-	(15,213)
At 31 December	18,564	405,874	102,358	739,827	612	1,267,235
Net book value	57,273	742,466	119,452	339,415	482,202	1,740,808

During the financial year, the Group recognised impairment losses of $46,359,000 which relates to write-down of two hotels in Myanmar in the Property division. The carrying amounts of these assets were reduced to their recoverable amount, which were based on the estimated future cashflow from operations discounted to present value at 12%.

	Freehold land & buildings $'000	Leasehold land & buildings $'000	Vessels & floating docks $'000	Plant, machinery & equipment $'000	Capital work-in-progress $'000	Total $'000
2005						
Cost						
At 1 January	73,187	1,063,679	244,350	975,954	61,440	2,418,610
Additions	1,047	19,399	23,210	41,104	370,018	454,778
Disposals	(18,910)	(2,654)	(28,148)	(10,218)	(577)	(60,507)
Write-off	-	(3,355)	-	(45)	(1,888)	(5,288)
Subsidiaries acquired	19,907	15,126	-	2,254	-	37,287
Subsidiaries disposed	(3,147)	(1,942)	-	(7,734)	-	(12,823)
Reclassification						
- Stocks	-	-	-	-	(44,669)	(44,669)
- To other fixed assets categories	2,745	19,077	10,365	15,762	(47,949)	-
Exchange differences	1,588	13,136	1,338	10,088	4,685	30,835
At 31 December	76,417	1,122,466	251,115	1,027,165	341,060	2,818,223
Accumulated depreciation & impairment losses						
At 1 January	16,172	321,817	96,165	585,049	612	1,019,815
Depreciation charge	2,672	33,922	15,400	79,797	-	131,791
Impairment losses	-	9,766	-	13,237	-	23,003
Disposals	(1,542)	(625)	(5,916)	(8,797)	-	(16,880)
Write-off	-	(2,078)	-	(711)	-	(2,789)
Subsidiaries acquired	-	464	-	1,242	-	1,706
Subsidiaries disposed	(164)	(1,614)	-	(6,770)	-	(8,548)
Reclassification						
- To other fixed assets categories	-	2,786	1,500	(4,286)	-	-
Exchange differences	369	2,566	706	13,289	-	16,930
At 31 December	17,507	367,004	107,855	672,050	612	1,165,028
Net book value	58,910	755,462	143,260	355,115	340,448	1,653,195

In 2005, the Group recognised impairment losses of $23,003,000 of which $21,703,000 relates to write-down of two hotels in Myanmar in the Property division and $1,300,000 relates to write-down of a leasehold building in the Infrastructure division. The carrying amount of these assets were reduced to their recoverable amounts, which were based on the estimated future cashflow from operations discounted to present value at 7.5% for the two hotels in Myanmar and on the fair market value for the leasehold building.

Certain plant, machinery and equipment of subsidiaries are mortgaged to banks for loan facilities (Note 20).

5. **Fixed assets** (continued)

	Freehold land & buildings $'000	Leasehold land & buildings $'000	Plant, machinery & equipment $'000	Total $'000
Company				
2006				
Cost				
At 1 January	**6,410**	**484**	**5,889**	**12,783**
Additions	**135**	**-**	**217**	**352**
Disposals	**-**	**-**	**(58)**	**(58)**
At 31 December	**6,545**	**484**	**6,048**	**13,077**
Accumulated depreciation				
At 1 January	**1,591**	**52**	**5,520**	**7,163**
Depreciation charge	**40**	**10**	**242**	**292**
Disposals	**-**	**-**	**(58)**	**(58)**
At 31 December	**1,631**	**62**	**5,704**	**7,397**
Net book value	**4,914**	**422**	**344**	**5,680**
2005				
Cost				
At 1 January	6,410	484	5,667	12,561
Additions	-	-	415	415
Disposals	-	-	(193)	(193)
At 31 December	6,410	484	5,889	12,783
Accumulated depreciation				
At 1 January	1,403	48	4,220	5,671
Depreciation charge	188	4	1,493	1,685
Disposals	-	-	(193)	(193)
At 31 December	1,591	52	5,520	7,163
Net book value	4,819	432	369	5,620

6. **Investment properties**

	Group	
	2006 $'000	2005 $'000
Freehold investment properties	**458,232**	468,366
Leasehold investment properties	**1,790,984**	1,557,135
	2,249,216	2,025,501

The Group's investment properties (including integral plant and machinery) are stated at directors' valuations based on the following valuations (open market value basis) by independent firms of professional valuers as at 31 December 2006:

- Colliers International Consultancy & Valuation (Singapore) Pte Ltd and DTZ Debenham Tie Leung (SEA) Pte Ltd for properties in Singapore;
- Associated Properties Consultants for properties in Vietnam;
- PT. Wilson Properti Advisindo for a property in Indonesia; and
- Agency for Real Estate Affairs for a property in Thailand.

Based on the valuations, the Group's share of net deficit below book values amounted to $4,981,000 (2005: net surplus of $7,268,000) and has been taken direct to the asset revaluation reserve account.

Certain investment properties of subsidiaries are mortgaged to banks for loan facilities (Note 20).

7. Development properties

	Group	
	2006	2005
	$'000	$'000
Land cost	**125,778**	141,807
Development cost incurred to-date	**71,302**	86,215
	197,080	228,022

8. Subsidiaries

	Company	
	2006	2005
	$'000	$'000
Quoted shares, at cost		
Market value: $3,330,740,000 (2005: $1,977,910,000)	**1,329,571**	1,332,210
Unquoted shares, at cost	**1,779,925**	2,023,101
	3,109,496	3,355,311
Provision for impairment	**(25,000)**	(25,200)
	3,084,496	3,330,111
Advances from subsidiaries	**(3,600)**	(480,600)
	3,080,896	2,849,511

Movements in the provision for impairment of subsidiaries are as follows:

	2006	2005
At 1 January	**25,200**	25,200
Write-back to profit & loss account	**(200)**	-
At 31 December	**25,000**	25,200

Advances from subsidiaries are unsecured, interest free and are not repayable within the next 12 months.

Information relating to significant subsidiaries consolidated in the financial statements is given in Note 39.

9. Associated companies

	Group		Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Quoted shares, at cost				
Market value: $1,600,697,000 (2005: $1,575,877,000)	**572,185**	491,440	**-**	-
Unquoted shares, at cost	**653,733**	683,550	**3,074**	3,074
	1,225,918	1,174,990	**3,074**	3,074
Provision for impairment	**(28,258)**	(17,090)	**-**	-
	1,197,660	1,157,900	**3,074**	3,074
Share of reserves	**459,840**	328,266	**-**	-
	1,657,500	1,486,166	**3,074**	3,074
Advances to associated companies	**753,216**	688,034	**-**	-
	2,410,716	2,174,200	**3,074**	3,074

Movements in the provision for impairment of associated companies are as follows:

	Group 2006	Group 2005	Company 2006	Company 2005
At 1 January	**17,090**	29,691	**-**	-
Exchange differences	**(987)**	481	**-**	-
Charge to profit & loss account	**12,590**	2,019	**-**	-
Company acquired	**-**	950	**-**	-
Amount written off/disposed	**(435)**	(16,051)	**-**	-
At 31 December	**28,258**	17,090	**-**	-

Advances to associated companies are unsecured and are not repayable within the next 12 months. Interest is charged at rates ranging from 4.05% to 4.52% (2005: 1.75% to 3.06%) per annum on interest-bearing advances.

The share of attributable profit of associated companies for the financial year is as follows:

	Group	
	2006	2005
	$'000	$'000
Share of results	**314,662**	321,509
Share of taxation	**(69,000)**	(43,259)
Share of attributable profit	**245,662**	278,250

The summarised financial information of associated companies is as follows:

	Group	
	2006	2005
	$'000	$'000
Total assets	**11,302,963**	13,322,057
Total liabilities	**6,896,781**	8,750,017
Revenue	**11,982,129**	10,412,292
Attributable profit before exceptional items	**780,985**	833,043

Investments in MobileOne Limited ("M1") and Asia Airfreight Terminal Company Limited ("AAT") are equity accounted for in the consolidated financial statements notwithstanding that the Group holds less than 20% of the voting power in these companies on grounds that the Group exercises significant influence by virtue of its contractual right to appoint two directors to the board of M1 and one director to the board of AAT.

Information relating to significant associated companies whose results are included in the financial statements is given in Note 39.

10. Investments

	Group	
	2006	2005
	$'000	$'000
Available-for-sale investments:		
Quoted equity shares	**223,518**	36,915
Unquoted equity shares	**25,857**	28,676
Unquoted property fund	**26,517**	18,750
	275,892	84,341

11. Long term receivables

	Group		Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Finance lease receivables	**96,920**	-	-	-
Staff loans	**3,648**	2,883	**1,276**	921
Long term trade receivables	**60,035**	142,272	-	-
Loan to a subsidiary	-	-	**300,000**	300,000
Other loans	**9,561**	13,558	-	-
	73,244	158,713	**301,276**	300,921
Less: Amounts due within one year and included in debtors (Note 15)	**(3,251)**	(3,478)	**(299)**	(322)
	69,993	155,235	**300,977**	300,599
Provision for doubtful debts	**(6,193)**	(2,466)	-	-
	63,800	152,769	**300,977**	300,599
Total	**160,720**	152,769	**300,977**	300,599

Finance lease receivables arose from a 20-year contract to build and operate a water treatment plant and a 25-year contract to build and operate a waste-to-energy plant entered into by a subsidiary of the Company.

In accordance with INT FRS 104 "Determining whether an Arrangement contains a Lease", these arrangements contain a lease and are classified as finance leases. As at 31 December 2006, the facilities have not commenced commercial operations. The amount represents cost incurred in the design and construction of the 2 plants.

11. **Long term receivables** (continued)

Other long term receivables are estimated to be receivable as follows:

	Group		**Company**	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Years after year-end:				
After one but within two years	**60,617**	150,203	**290**	216
After two but within five years	**5,431**	966	**300,525**	300,333
After five years	**3,945**	4,066	**162**	50
	69,993	155,235	**300,977**	300,599
Provision for doubtful debts	**(6,193)**	(2,466)	**-**	-
	63,800	152,769	**300,977**	300,599

Movements in the provision for doubtful debts are as follows:

	Group 2006	Group 2005	**Company 2006**	Company 2005
At 1 January	**2,466**	2,635	**-**	-
Exchange differences	**(104)**	100	**-**	-
Charge to profit & loss account	**3,831**	-	**-**	-
Amount written off	**-**	(269)	**-**	-
At 31 December	**6,193**	2,466	**-**	-

Included in staff loans are interest free advances to certain Directors under an approved loan scheme amounting to $341,000 (2005: $248,000) and interest free car loans granted to directors of related corporations amounting to $580,000 (2005: $507,000).

Included in long term trade receivables are receivables of $59,583,000 (2005: $139,740,000) arising from sale of completed properties under a deferred payment scheme. The receivables are assigned to banks for loan facilities (Note 20).

Loan to a subsidiary is unsecured and bear interest ranging from 3.5315% to 3.8902% (2005: 2.2167% to 3.5315%) per annum.

The fair value of other long term receivables for the Group is $66,068,000 (2005: $152,334,000). The carrying amount of other long term receivables for the Company approximates its fair value. The fair values for the Group and Company are based on the discounted cashflow method using a discount rate which the Directors expect would be available as at the balance sheet date.

12. Intangibles

	Goodwill $'000	Development expenditure $'000	Total $'000
Group			
2006			
At 1 January	**138,231**	**7,017**	**145,248**
Exchange differences	**(5,220)**	**(165)**	**(5,385)**
Additions	**2,677**	**221**	**2,898**
Amortisation	**-**	**(1,565)**	**(1,565)**
Impairment charges	**(2,677)**	**-**	**(2,677)**
Subsidiaries acquired	**-**	**1,011**	**1,011**
Reclassification	**-**	**(4,472)**	**(4,472)**
At 31 December	**133,011**	**2,047**	**135,058**
Cost	**133,011**	**5,939**	**138,950**
Accumulated amortisation	**-**	**(3,892)**	**(3,892)**
	133,011	**2,047**	**135,058**
2005			
At 1 January	123,901	1,297	125,198
Exchange differences	10,808	-	10,808
Additions	-	3,772	3,772
Amortisation	-	(538)	(538)
Adjustment to cost	3,522	-	3,522
Reclassification	-	2,486	2,486
At 31 December	138,231	7,017	145,248
Cost	138,231	9,996	148,227
Accumulated amortisation	-	(2,979)	(2,979)
	138,231	7,017	145,248

Goodwill is allocated to cash generating units identified according to business segment.

Goodwill allocated to Offshore & Marine division amounted to $75,833,000 (2005: $81,053,000). The recoverable amount is determined based on value-in-use calculation using cash flow projections derived from the most recent financial budgets approved by management for the next five years using discount rates ranging from 6.89% to 20% (2005: 6.01% to 20%). The key assumptions are those regarding the discount rate and expected changes to selling prices and direct costs. Management estimates discount rate using pre-tax rate that reflects current market assessment of the time value of money and risks specific to the unit. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

Goodwill allocated to Infrastructure division amounted to $57,178,000 (2005: $57,178,000). The recoverable amount is determined based on the fair value less cost to sell using the current bid prices.

13. Stocks and work-in-progress

		Group 2006 $'000	Group 2005 $'000
Work-in-progress in excess of related billings	(a)	**315,428**	257,076
Stocks	(c)	**157,260**	103,040
Properties held for sale	(d)	**2,304,529**	2,402,212
		2,777,217	2,762,328
Billings on work-in-progress in excess of related costs	(b)	**(2,325,319)**	(1,487,246)

(a) Work-in-progress in excess of related billings

	2006	2005
Costs incurred and attributable profits	**1,577,061**	1,583,891
Provision for loss on work-in-progress	**(9,609)**	(19,839)
	1,567,452	1,564,052
Less: Progress billings	**(1,252,024)**	(1,306,976)
	315,428	257,076

Movements in the provision for loss on work-in-progress are as follows:

	2006	2005
At 1 January	**19,839**	3,985
Exchange differences	**(135)**	18
Charge to profit & loss account	**6,033**	14,752
Amount utilised	**(16,128)**	(287)
Reclassification	**-**	1,371
At 31 December	**9,609**	19,839

(b) Billings on work-in-progress in excess of related costs

	2006	2005
Costs incurred and attributable profits	**5,359,945**	2,021,689
Less: Progress billings	**(7,685,264)**	(3,508,935)
	(2,325,319)	(1,487,246)

(c) Stocks

	2006	2005
Consumable materials and supplies	**108,699**	59,710
Finished products for sale	**48,561**	43,330
	157,260	103,040

(d) Properties held for sale

	2006	2005
Properties under development		
Land cost	**2,377,485**	2,499,725
Development cost incurred to date	**845,120**	594,432
Related overhead expenditure	**606,849**	597,096
Progress billing received and recognised profit	**(1,203,537)**	(817,008)
	2,625,917	2,874,245
Completed properties held for sale	**7,560**	151,565
	2,633,477	3,025,810
Provision for properties held for sale	**(328,948)**	(623,598)
	2,304,529	2,402,212

Movements in the provision for properties held for sale are as follows:

	Group	
	2006	2005
	$'000	$'000
At 1 January	**623,598**	679,658
Exchange differences	**(25)**	-
Write-back to profit & loss account	**(48,493)**	(17,159)
Amount utilised	**(246,132)**	(37,554)
Subsidiaries acquired	**-**	442
Reclassification	**-**	(1,789)
At 31 December	**328,948**	623,598

Interest capitalised during the financial year amounted to $60,332,000 (2005: $78,282,000) at rates ranging from 2.75% to 16% (2005: 2.4375% to 16%) per annum.

Certain properties held for sale of subsidiaries are mortgaged to banks for loan facilities (Note 20).

14. Amounts due from/to

	Company	
	2006	2005
	$'000	$'000
Subsidiaries		
Amounts due from		
- trade	**7,543**	9,267
- advances	**406,411**	958,521
	413,954	967,788
Provision for doubtful debts	**(3,862)**	(3,862)
	410,092	963,926
Amounts due to		
- trade	**37,478**	8,760
- advances	**157,240**	47,660
	194,718	56,420

Advances to and from subsidiaries are unsecured and are repayable on demand. The carrying amounts of these advances are largely denominated in Singapore dollar. Interest is charged at rates ranging from 3.89% to 5.93% (2005: 2.82% to 6.23%) per annum on interest-bearing advances.

14. Amounts due from/to (continued)

	Group		Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Associated companies				
Amounts due from				
- trade	**89,780**	38,359	**87**	99
- advances	**219,282**	242,621	**-**	-
	309,062	280,980	**87**	99
Provision for doubtful debts	**(1,094)**	(871)	**-**	-
	307,968	280,109	**87**	99
Amounts due to				
- trade	**11,651**	7,297	**11**	8
- advances	**81,969**	192,886	**-**	-
	93,620	200,183	**11**	8

Movements in the provision for doubtful debts are as follows:

	Group 2006	Group 2005	Company 2006	Company 2005
At 1 January	**871**	9,825	**-**	-
Charge/(write-back) to profit & loss account	**223**	(8,954)	**-**	-
At 31 December	**1,094**	871	**-**	-

Advances to and from associated companies are unsecured and are repayable on demand. The carrying amounts of these advances are largely denominated in Singapore dollar. Interest is charged at rates ranging from 1% to 9.38% (2005: 1% to 7.57%) per annum on interest-bearing advances.

15. Debtors

	Group		Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Trade debtors	**1,111,216**	888,381	**-**	-
Provision for doubtful debts	**(25,531)**	(27,090)	**-**	-
	1,085,685	861,291	**-**	-
Long term receivables due within one year (Note 11)	**3,251**	3,478	**299**	322
Sundry debtors	**118,863**	68,627	**407**	867
Prepaid project cost & prepayments	**45,227**	87,864	**111**	125
Derivative financial instruments (Note 35)	**87,010**	69,712	**80,709**	1,254
Tax recoverable	**58,267**	41,594	**-**	-
GST receivable	**22,692**	23,983	**-**	-
Interest receivable	**7,358**	8,606	**-**	-
Deposits paid	**11,364**	9,688	**487**	482
Recoverable accounts	**53,113**	32,294	**-**	-
Receivables not billed	**4,236**	10,524	**-**	-
Advances to subcontractors	**14,221**	30,681	**-**	-
Advances to corporations in which the Group has investment interests	**31,281**	46,086	**-**	-
Advances to minority shareholders of subsidiaries	**4,047**	3,532	**-**	-
	460,930	436,669	**82,013**	3,050
Provision for doubtful debts	**(30,356)**	(30,749)	**-**	(531)
	430,574	405,920	**82,013**	2,519
Total	**1,516,259**	1,267,211	**82,013**	2,519

Movements in the provision for debtors are as follows:

	Group		Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
At 1 January	**57,839**	48,106	**531**	347
Exchange differences	**288**	1,077	**-**	-
Charge to profit & loss account	**2,401**	19,975	**-**	154
Amount written off	**(3,468)**	(4,911)	**(531)**	(30)
Subsidiaries acquired	**-**	462	**-**	-
Subsidiaries disposed	**-**	(17,176)	**-**	-
Reclassification	**(1,173)**	10,306	**-**	60
At 31 December	**55,887**	57,839	**-**	531

The carrying amounts of total debtors are denominated in the following currencies:

	Group 2006	Group 2005	Company 2006	Company 2005
Singapore dollar	**525,099**	554,000	**2,890**	1,179
United States dollar	**693,996**	521,866	**70,734**	541
Others	**297,164**	191,345	**8,389**	799
	1,516,259	1,267,211	**82,013**	2,519

16. Short term investments

	Group	
	2006	2005
	$'000	$'000
Available-for-sale investments:		
Quoted equity shares	**297,235**	320,941
Quoted unit trust	**39,627**	24,803
Total available-for-sale investments	**336,862**	345,744
Investments held for trading:		
Quoted equity shares	**76,573**	59,894
Quoted unit trust	**13,279**	-
Total investments held for trading	**89,852**	59,894
Total short term investments	**426,714**	405,638

17. Bank balances, deposits & cash

	Group		Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Bank balances and cash	**523,257**	452,836	**520**	570
Fixed deposits with banks	**928,610**	909,646	**-**	-
Amounts held under escrow account for payment of construction cost and liabilities	**1,407**	18,579	**-**	-
Bank balances of property subsidiaries held under Project Account Rules 1985	**165,284**	29,790	**-**	-
	1,618,558	1,410,851	**520**	570

Bank balances, deposits & cash are denominated in the following currencies:

	Group 2006	Group 2005	Company 2006	Company 2005
Singapore dollar	**414,139**	115,770	**271**	402
United States dollar	**485,396**	789,996	**15**	22
Euro	**268,196**	51,597	**-**	-
Renminbi	**324,335**	340,817	**103**	109
Others	**126,492**	112,671	**131**	37
	1,618,558	1,410,851	**520**	570

Fixed deposits with banks mature on varying periods mainly between 1 day to 3 months (2005: 1 month to 3 months) from the financial year end. The interest rates of these deposits as at 31 December 2006 range from 0.25% to 9.07% (2005: 0.61% to 12.75%) per annum.

18. Creditors

	Group		Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Trade creditors	**759,072**	646,102	**68**	70
Customers' advances and deposits	**61,828**	32,434	**-**	17
Derivative financial instruments (Note 35)	**4,622**	19,385	**12,633**	45,234
Sundry creditors	**386,024**	344,605	**7,782**	7,373
Accrued operating expenses	**826,064**	438,769	**37,187**	23,749
Advances from minority shareholders	**266,408**	302,904	**-**	-
Interest payables	**30,015**	36,572	**1,215**	3,861
Other payables	**46,624**	38,312	**-**	-
	2,380,657	1,859,083	**58,885**	80,304

Advances from minority shareholders of certain subsidiaries are unsecured and are repayable on demand. Interest is charged at rates ranging from 4.06% to 5% (2005: 4.2% to 5%) per annum on interest-bearing loans.

The carrying amounts of total creditors are denominated in the following currencies:

	Group 2006	Group 2005	Company 2006	Company 2005
Singapore dollar	**1,602,243**	1,053,802	**46,185**	37,872
United States dollar	**371,836**	468,973	**1,606**	32,431
Others	**406,578**	336,308	**11,094**	10,001
	2,380,657	1,859,083	**58,885**	80,304

19. Provisions

	Warranties $'000	Claims $'000	Total $'000
Group			
2006			
At 1 January	**17,372**	**232**	**17,604**
Exchange differences	**318**	**(3)**	**315**
Charge to profit & loss account	**11,840**	**3**	**11,843**
Amount utilised	**(235)**	**-**	**(235)**
Reclassification	**434**	**-**	**434**
At 31 December	**29,729**	**232**	**29,961**
2005			
At 1 January	15,058	5,473	20,531
Exchange differences	(552)	8	(544)
Charge/(write-back) to profit & loss account	3,175	(5,706)	(2,531)
Amount utilised	(477)	-	(477)
Reclassification	168	457	625
At 31 December	17,372	232	17,604

20. Term loans

		Group		Company	
		Due within one year $'000	Due after one year $'000	Due within one year $'000	Due after one year $'000
2006					
Keppel Corporation Medium Term Notes	(a)	**-**	**300,000**	**-**	**300,000**
Keppel Land Medium Term Notes	(b)	**221,000**	**369,750**	**-**	**-**
Keppel Land 2.5% Convertible Bonds 2013	(c)	**-**	**257,639**	**-**	**-**
Keppel Structured Notes Commodity-linked Notes	(d)	**-**	**41,920**	**-**	**-**
K-Reit Asia Term Loans	(e)	**-**	**190,085**	**-**	**-**
Bank loans					
- secured	(f)	**200,686**	**711,348**	**-**	**-**
- unsecured	(g)	**254,714**	**374,567**	**-**	**-**
Other loans					
- unsecured	(h)	**5,235**	**26,843**	**-**	**-**
		681,635	**2,272,152**	**-**	**300,000**
2005		1,321,982	2,392,042	781,848	300,000

(a) The $300,000,000 Floating Rate Notes 2010 were issued in 2005 under the US$600,000,000 Multi-Currency Medium Term Note Programme by the Company. The notes are unsecured and were issued in tranches which will mature five years from the date of issue. Interest is based on money market rates ranging from 3.5315% to 3.8902% (2005: 2.2167% to 3.5315%) per annum, repriced within 2 months.

20. **Term loans** (continued)

(b) At the end of the financial year, notes issued under the US$800,000,000 Multi-Currency Medium Term Note Programme by Keppel Land Limited, a subsidiary of the Company, amounted to $590,750,000. The notes are unsecured and are issued in series or tranches, and comprise (i) fixed rate notes due 2006 to 2008 of $251,000,000 and (ii) variable rate notes due 2008, 2009, 2010, 2013 and 2014 of $339,750,000. Interest payable is based on money market rates ranging from 2.23% to 4.39% (2005: 1.26% to 4.39%) per annum, repriced within 1 to 3 months.

(c) The $300,000,000 2.5%, 7 year convertible bonds were issued during the financial year by Keppel Land Limited. Interest is payable semi-annually. The bonds, maturing on 23 June 2013, are convertible at the option of bondholders to Keppel Land ordinary shares at a conversion price of $6.55 per share. Any bondholder may request to redeem all or some of its bonds on 23 June 2011 or in the event that its shares cease to be listed or admitted to trading on the Singapore Stock Exchange.

The convertible bonds are recognised on the balance sheet as follows:

	$'000
Face value of convertible bonds issued	300,000
Equity conversion component, net of deferred tax liability	(31,917)
Deferred tax liability	(7,979)
Liability component on initial recognition	260,104
Interest expense	6,899
Interest paid	(3,914)
Prepaid issue expenses	(5,450)
Liability component at 31 December 2006	257,639

Interest expense on the convertible bonds is calculated based on the effective interest method by applying the interest rate of 4.78% per annum for an equivalent non-convertible bond to the liability component of the convertible bonds.

(d) The S$23,960,000 ("Tranche A") and US$11,565,000 ("Tranche B") commodity-linked notes were issued during the financial year by Keppel Structured Notes Pte Ltd ("KSN"), a subsidiary of the Company. The commodity-linked notes, maturing on 28 November 2011, may be redeemed at par at the option of KSN, in whole, on notice, in the event of certain changes in the tax laws of Singapore, subject to certain other conditions. The notes are unsecured and a commodity-linked fixed interest is payable annually at a rate ranging from 6% to 13% per annum for the period from 27 November 2006 to 28 November 2011. The notes are unconditionally and irrevocably guaranteed by the Company. KSN has entered into a 5-year commodity-linked interest rate swap transaction relating to Tranche A notes and a 5-year commodity-linked cross currency and interest rate swap transaction relating to the Tranche B notes to hedge the foreign exchange and interest rate risks of the notes.

(e) During the financial year, K-Reit Asia, a subsidiary of the Company, secured two fixed rate mortgage loans totalling $190,085,000 from a special purpose company, Blossom Assets Ltd. The loans consist of a Tranche A Mortgage Loan amounting to $160,197,000 and a Tranche B Mortgage Loan amounting to $29,888,000, which are funded by the proceeds of commercial mortgaged-backed securities notes issued by Blossom Assets. The loans are repayable within 5 years commencing 17 May 2006 and are secured on the investment properties and certain assets of K-Reit Asia. Interest is payable quarterly ranging from 3.905% to 4.055% per annum.

(f) The secured bank loans consist of:

- A $130,500,000 bank loan drawn down in 2000 by a subsidiary. The loan is repayable on 31 December 2007 and is secured by way of a legal mortgage of the units of completed properties held for sale and the assignment of trade receivables of the subsidiary. Interest is based on money market rates ranging from 3.8801% to 4.17669% (2005: 2.3867%) per annum, repriced within 1 month.

- A term loan of $323,100,000 and an equity bridge loan of $172,605,000 drawn down by a subsidiary. The term loan is repayable over 27 semi-annual instalments commencing December 2007 and is secured by way of assignment of all rights under the project contracts of the subsidiary. The equity bridge loan is repayable in a single instalment before June 2008 and is secured by way of a first fixed legal charge over the power plant of the subsidiary. Interest is based on money market rates ranging from 3.722% to 4.958% (2005: 2.33% to 3.5%) per annum, repriced within 1 month.

- A term loan of $158,600,000 drawn down by a subsidiary. The term loan is repayable in 2009 and is secured on the investment property of the subsidiary. Interest is based on money market rates ranging from 4.5617% to 4.8067% per annum, repriced within 1 to 3 months.

- Other secured bank loans totalling $127,229,000 are repayable between one and five years and are secured on certain fixed and other assets of subsidiaries. Interest is based on money market rates ranging from 3.1027% to 12.69% (2005: 2.37% to 16.02%) per annum, repriced within 3 to 4 months.

(g) The unsecured bank loans are repayable between one and five years. Interest is based on money market rates ranging from 2% to 10% (2005: 1.6984% to 7.25%) per annum, repriced within 1 to 5 months.

(h) The other unsecured loans include term loan facilities and hire purchase contracts entered into with various finance and leasing companies for purchase of machinery and equipment. Interest range from 1.75% to 7.9% (2005: 2.63% to 10%) per annum, repriced within 1 month.

The net book value of property and assets mortgaged to the banks amounted to $1,908,005,000 (2005: $1,070,904,000). These are securities given to the banks for loans and overdraft facilities.

The fair values of term loans for the Group and Company are $2,978,195,000 (2005: $3,710,984,000) and $300,000,000 (2005: $1,083,508,000) respectively. These fair values are computed on the discounted cashflow method using a discount rate based upon the borrowing rate which the Directors expect would be available as at the balance sheet date.

The carrying amounts of total loans are denominated in the following currencies:

	Group		Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Singapore dollar	**2,757,947**	2,706,830	**300,000**	580,000
United States dollar	**110,540**	886,432	**-**	465,944
Others	**85,300**	120,762	**-**	35,904
	2,953,787	3,714,024	**300,000**	1,081,848

Loans due after one year are estimated to be repayable as follows:

	Group		Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Years after year-end:				
After one but within two years	**297,835**	444,292	**-**	-
After two but within five years	**1,434,803**	1,657,327	**300,000**	300,000
After five years	**539,514**	290,423	**-**	-
	2,272,152	2,392,042	**300,000**	300,000

21. Bank overdrafts

	Group	
	2006	2005
	$'000	$'000
Secured	**3,339**	8,485
Unsecured	**12**	8,332
	3,351	16,817

Interest on the bank overdrafts is payable at the banks' prevailing prime rate ranging from 1.63% to 9.2% (2005: 1.6% to 8.45%) per annum. The secured bank overdrafts are secured by short term investments portfolio of a subsidiary.

22. Deferred taxation

	Group		Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Deferred tax liabilities:				
Accelerated tax depreciation	**74,226**	82,732	**-**	-
Offshore income & others	**95,322**	103,858	**14,385**	20,139
	169,548	186,590	**14,385**	20,139
Deferred tax assets:				
Other provisions	**(5,898)**	(4,554)	**-**	-
Unutilised tax benefits	**(5,709)**	(7,960)	**-**	-
	(11,607)	(12,514)	**-**	-
Net deferred tax liabilities	**157,941**	174,076	**14,385**	20,139

Deferred tax assets are recognised for unutilised tax benefits carried forward to the extent that realisation of the related tax benefits through future taxable profits is probable.

The Group has unutilised tax losses and capital allowances of $459,026,000 (2005: $429,615,000) for which no deferred tax benefit is recognised in the balance sheet. These tax losses and capital allowances can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements by those companies with unrecognised tax losses and capital allowances in their respective countries of incorporation. The unutilised tax losses and capital allowances do not have expiry dates.

23. Revenue

	Group	
	2006	2005
	$'000	$'000
Revenue from construction contracts	**5,764,526**	4,178,618
Sale of property and goods	**1,064,761**	811,010
Rental income from investment properties	**123,701**	98,388
Revenue from services rendered	**619,178**	565,060
Dividend income from quoted shares	**8,950**	12,383
Others	**19,824**	22,910
	7,600,940	5,688,369

24. Staff costs

	Group	
	2006	2005
	$'000	$'000
Wages and salaries	**781,254**	650,406
Employer's contribution to Central Provident Fund	**39,451**	33,458
Share options granted to directors and employees	**14,949**	11,203
Other staff benefits	**95,686**	107,845
	931,340	802,912

25. Operating profit

Operating profit is arrived at after charging/(crediting) the following:

	Group	
	2006	2005
	$'000	$'000
Auditors' remuneration		
- auditors of the Company	**881**	430
- other auditors of subsidiaries	**2,954**	2,663
Fees to Directors of the Company	**610**	564
Contracts for services rendered by Directors or with a company in which a Director has a substantial financial interest	**476**	1,184
Key management's emoluments		
- short-term employee benefits	**19,634**	14,585
- post-employment benefits	**50**	59
- share options granted	**3,310**	2,586
Depreciation of fixed assets	**125,873**	131,791
Write-off of fixed assets	**892**	2,499
Amortisation of intangibles	**1,565**	538
Profit on sale of fixed assets	**(3,610)**	(10,278)
Profit on sale of investments	**(88,132)**	(15,540)
Fair value (gain)/loss on		
- investments held for trading	**(15,603)**	1,607
- forward foreign exchange contracts	**17,380**	12,152
Provision/(write-back) for		
- warranties	**11,840**	3,175
- claims	**3**	(5,706)
Provision/(write-back) for		
- work-in-progress	**6,033**	14,752
- properties held for sale	**(48,493)**	(17,159)
Provision/(write-back) for doubtful debts		
- trade debts	**1,711**	6,436
- receivables	**1,068**	10,381
- other debts	**(1,318)**	3,158

25. Operating profit (continued)

	Group	
	2006	2005
	$'000	$'000
Bad debts written off/(recovered)		
- trade debts	**2,844**	(763)
- receivables	**-**	1,090
- other debts	**(54)**	(63)
Stocks written off	**2,569**	1,393
Rental expense		
- operating leases	**46,811**	38,483
Gain on differences in foreign exchange	**(6,361)**	(4,157)
Non-audit fees paid to		
- auditors of the Company	**294**	77
- other auditors of subsidiaries	**511**	325

The Audit Committee has undertaken a review of all non-audit services provided by the auditors and in the opinion of the Audit Committee, these services would not affect the independence of the auditors.

26. Investment income, interest income and interest expenses

	Group	
	2006	2005
	$'000	$'000
Investment income from:		
Shares - quoted in Singapore	**-**	288
Shares - quoted outside Singapore	**72**	50
Shares - unquoted	**3,705**	882
	3,777	1,220
Interest income from:		
Bonds, debentures, deposits and associated companies	**79,758**	58,871
Interest expenses on:		
Bonds, debentures, fixed term loans and overdrafts	**(60,160)**	(39,401)
Fair value (loss)/gain on interest rate caps and swaps	**(2,310)**	17,226
	(62,470)	(22,175)

27. Exceptional items

	Group	
	2006	2005
	$'000	$'000
Gain on disposal of subsidiaries, associated companies and investments	**81,446**	51,681
Share of associated company's gain on disposal of properties	**-**	30,191
Impairment of assets	**(66,956)**	(35,047)
Impairment of investments and provision for claims	**(5,788)**	(4,495)
Cost associated with restructuring of operations	**(1,398)**	(237)
Revaluation deficit of properties	**-**	(40,169)
	7,304	1,924
Minority share of exceptional items	**(7,386)**	(1,940)
Net exceptional items	**(82)**	(16)

28. Taxation

	Group	
	2006	2005
	$'000	$'000
Tax expense comprise:		
Current tax	**193,209**	116,217
Share of taxation of associated companies	**69,000**	43,259
Adjustment for prior year's tax	**6,318**	423
Others	**4,084**	(1,539)
Deferred tax movement:		
Movements in temporary differences	**(15,239)**	(5,049)
	257,372	153,311
Deferred tax movement comprise:		
Accelerated tax depreciation	**(8,492)**	(1,983)
Offshore income & others	**(3,283)**	(991)
Other provisions	**(1,142)**	(211)
Unutilised tax benefits	**(2,322)**	(1,864)
	(15,239)	(5,049)

The income tax expense on the results of the Group differ from the amount of income tax expense determined by applying the Singapore standard rate of income tax to profit before tax and exceptional items due to the following:

	2006	2005
Profit before tax and exceptional items	**1,139,792**	826,169
Tax calculated at tax rate of 20% (2005: 20%)	**227,958**	165,234
Income not subject to tax	**(69,596)**	(106,730)
Expenses not deductible for tax purposes	**63,002**	76,419
Utilisation of previously unrecognised tax benefits	**(9,610)**	(12,160)
Effect of different tax rates in other countries	**39,300**	30,125
Adjustment for prior year's tax	**6,318**	423
	257,372	153,311

29. Earnings per ordinary share

	Group			
	2006 $'000		2005 $'000	
	Basic	**Diluted**	Basic	Diluted
Net profit attributable to shareholders before exceptional items	**750,832**	**750,832**	563,685	563,685
Adjustment for dilutive potential ordinary shares of subsidiaries and associated companies	**-**	**(3,378)**	-	(11,875)
Adjusted net profit before exceptional items	**750,832**	**747,454**	563,685	551,810
Exceptional items	**(82)**	**(82)**	(16)	(16)
Adjusted net profit after exceptional items	**750,750**	**747,372**	563,669	551,794

29. Earnings per ordinary share (continued)

	Group			
	2006		2005	
	Number of Shares '000		Number of Shares '000	
	Basic	**Diluted**	Basic	Diluted
Weighted average number of ordinary shares	**786,639**	**786,639**	781,756	781,756
Adjustment for dilutive potential ordinary shares	**-**	**5,122**	-	6,335
Weighted average number of ordinary shares used to compute earnings per share	**786,639**	**791,761**	781,756	788,091
Earnings per ordinary share				
Before exceptional items	**95.4 cts**	**94.4 cts**	72.1 cts	70.0 cts
After exceptional items	**95.4 cts**	**94.4 cts**	72.1 cts	70.0 cts

30. Dividends/Capital distribution

The Directors are pleased to recommend a final dividend of 16 cents per share less tax (2005: final dividend of 13 cents per share less tax) in respect of the financial year ended 31 December 2006 for approval by shareholders at the next Annual General Meeting to be convened.

Together with the interim dividend of 12 cents per share less tax (2005: 10 cents per share less tax), total dividend paid and proposed in respect of the financial year ended 31 December 2006 will be 28 cents per share less tax (2005: 23 cents per share less tax).

The Directors are also proposing a capital distribution of 28 cents per share (2005: 23 cents per share) without deduction for tax out of the Company's share capital account. The capital distribution will be subject to the approval of shareholders and made pursuant to relevant sections of the Companies Act (Chapter 50).

During the financial year, the following dividends and capital distribution were paid:

	$'000
A final dividend of 13 cents per share less tax at 20% on the issued and fully paid ordinary shares in respect of the previous financial year	81,809
A capital distribution of 23 cents per share on the issued and fully paid ordinary shares	181,040
An interim dividend of 12 cents per share less tax at 20% on the issued and fully paid ordinary shares in respect of the current financial year	75,565
	338,414

31. Acquisition of subsidiaries

The following subsidiaries were acquired during the financial year:

Name of subsidiary	Date of acquisition	Gross interest before acquisition	Interest acquired	Gross interest after acquisition	Net assets acquired $'000	Consideration $'000
D.L. Properties Ltd	1.11.2006	35%	30%	65%	17,866	17,866
Keppel Norway AS (formerly Offshore & Marine ASA)	1.1.2006	50%	50%	100%	1,143	3,820
China Canton Investments Ltd	1.1.2006	46%	10%	56%	2,063	2,063
					21,072	23,749

Losses of the acquired subsidiaries from the date of acquisition to 31 December 2006 amounted to $7,408,000. If the acquisitions had occurred on 1 January 2006, Group revenue and attributable profit before exceptional items would have been $7,609,754,000 and $749,940,000 respectively.

Details of net assets acquired are disclosed in the consolidated cashflow statement.

32. Commitments

	Group 2006 $'000	Group 2005 $'000
(a) Capital commitments		
Capital expenditure not provided for in the financial statements:		
In respect of contracts placed:		
- for purchase and construction of development properties	**633,365**	1,016,289
- for purchase of other fixed assets	**228,801**	326,224
- for purchase/subscription of shares in other companies	**224,115**	84,153
Amounts approved by Directors in addition to contracts placed:		
- for purchase and construction of development properties	**2,244,828**	1,423,068
- for purchase of other fixed assets	**110,603**	223,683
- for purchase/subscription of shares in other companies	**397,980**	297,627
	3,839,692	3,371,044
Less: Minority shareholders' shares	**(1,168,585)**	(1,161,316)
	2,671,107	2,209,728

There was no future capital expenditure/commitment of the Company.

(b) Lessee's lease commitments

The future minimum lease payable in respect of significant non-cancellable operating leases as at the end of the financial year are as follows:

	Group		Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Years after year-end:				
Within one year	**43,147**	39,155	**1,455**	545
From two to five years	**149,830**	141,338	**2,061**	-
After five years	**588,039**	561,385	**-**	-
	781,016	741,878	**3,516**	545

(c) Lessor's lease commitments

The future minimum lease receivable in respect of significant non-cancellable operating leases as at the end of the financial year are as follows:

	Group		Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Years after year-end:				
Within one year	**98,927**	75,242	**-**	-
From two to five years	**148,958**	96,485	**-**	-
After five years	**29,754**	6,011	**-**	-
	277,639	177,738	**-**	-

Some of the operating leases are subject to revision of lease rentals at periodic intervals. For the purposes of the above, the prevailing lease rentals are used.

33. Contingent liabilities (unsecured)

	Group		Company	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Guarantees in respect of banks and other loans granted to subsidiaries and associated companies	**20,395**	97,008	**512,057**	230,761
Performance guarantees issued for contracts awarded to subsidiaries and associated companies	**8,500**	8,000	-	-
Bank guarantees	**43,908**	40,313	-	-
Others	**22,927**	3,600	-	-
Business taxes on profits from overseas property projects	-	20,400	-	-
	95,730	169,321	**512,057**	230,761

The Directors do not expect material losses under these guarantees.

34. Significant related party transactions

In addition to the related party information disclosed elsewhere in the financial statements, there were the following significant related party transactions which were carried out in the normal course of business on terms agreed between the parties during the financial year:

	Group	
	2006	2005
	$'000	$'000
Sale of residential properties to directors and their associates	**13,360**	-

35. Financial risk management

The Group operates internationally and is exposed to a variety of financial risks, including the effect of changes in debt and equity market prices, foreign currency exchange rates and interest rates. Financial risk management is carried out by the Keppel Group Treasury Department in accordance with established policies and guidelines. These policies and guidelines are established by the Group Central Finance Committee and are updated to take into account changes in the operating environment. This committee is chaired by the Group Finance Director and comprises Chief Financial Officers of the Group's key operating companies and Head Office specialists.

Foreign exchange risk

The Group has receivables and payables denominated in foreign currencies viz US dollars, Australian, European and other Asian currencies. The Group's foreign currency exposures arise mainly from the exchange rate movement of these foreign currencies against the Singapore dollar, which is the Group's measurement currency. To hedge against the volatility of future cashflows caused by changes in foreign currency rates, the Group utilises forward foreign currency contracts and other foreign currency hedging instruments to hedge the Group's exposure to specific currency risks relating to investments, receivables, payables and other commitments. Group Treasury Department monitors the current and projected foreign currency cashflow of the Group and aims to reduce the exposure of the net position in each currency by borrowing in foreign currency and other currency contracts where appropriate.

As at the end of the financial year, the Group has outstanding forward foreign exchange contracts with notional amounts totalling $4,059,696,000 (2005: $2,368,829,000). The net positive fair values of forward foreign exchange contracts for the Group are $72,147,000 (2005: $17,661,000) comprising assets of $72,970,000 (2005: $35,924,000) and liabilities of $823,000 (2005: $18,263,000). The net positive fair values of forward foreign exchange contracts for the Company are

$68,076,000 (2005: negative fair value of $43,434,000) comprising assets of $80,709,000 (2005: $1,254,000) and liabilities of $12,633,000 (2005: $44,688,000). These amounts are recognised as derivative financial instruments in debtors (Note 15) and creditors (Note 18).

Interest rate risk

The Group is exposed to interest rate risk for changes in interest rates primarily for debt obligations, placements in the money market and investments in bonds. The Group policy is to maintain a mix of fixed and variable rate debt instruments with varying maturities. Where necessary, the Group uses derivative financial instruments to hedge interest rate risks.

The Group purchases interest rate caps to hedge the interest rate risk exposure arising from its US$ and S$ variable rate term loans (Note 20). As at the end of the financial year, the Group has the following outstanding interest rate cap agreements.

Notional amount	Maturity	Interest rate caps
2006		
$1,064,853,000	2007 - 2011	1.8% - 3%
2005		
$1,204,673,000	2006 - 2011	1.49% - 5%
US$250,000,000	2010	4.06% - 4.13%

The positive fair values of interest rate caps for the Group are $1,389,000 (2005: $32,225,000). This amount is recognised as derivative financial instruments in debtors (Note 15).

The Group enters into interest rate swap agreements to hedge the interest rate risk exposure arising from its S$ variable rate term loans (Note 20). As at the end of the financial year, the Group has interest rate swap agreements with notional amount totalling $731,679,000 (2005: $951,915,000) whereby it receives variable rates equal to SIBOR (2005: SIBOR) and pays fixed rates of between 2.33% and 3.14% (2005: 2.33% and 3.37%) on the notional amount.

The net positive fair values of interest rate swaps for the Group are $8,852,000 (2005: $441,000) comprising assets of $12,651,000 (2005: $1,563,000) and liabilities of $3,799,000 (2005: $1,122,000). The negative fair values of interest rate swaps for the Company are nil (2005: $546,000). These amounts are recognised as derivative financial instruments in debtors (Note 15) and creditors (Note 18).

Liquidity risk

Prudent liquidity risk management requires the Group to maintain sufficient cash and marketable securities, internally generated cashflows, and the availability of funding resources through an adequate amount of committed credit facilities. Group Treasury also maintains a mix of short-term money market borrowings and medium/long term loans to fund working capital requirements and capital expenditures/investments. Due to the dynamic nature of business, the Group maintains flexibility in funding by ensuring that ample working capital lines are available at any one time.

Credit risk

Credit risk refers to the risk that debtors will default on their obligation to repay the amount owing to the Group. A substantial portion of the Group's revenue is on credit term or stage of completion. These credit terms are normally contractual. The Group adopts stringent procedures on extending credit terms to customers and the monitoring of credit risk. The credit policy spells out clearly the guidelines on extending credit terms to customers, including monitoring the process and using related industry's practices as reference. This includes assessment and valuation of customers' credit reliability and periodic review of their financial status to determine the credit limits to be granted. Customers are also assessed based on their historical payment records. Where necessary, customers may also be requested to provide security or advance payment before services are rendered. The Group's policy does not permit non-secured credit risk to be significantly centralised in one customer or a group of customers.

36. Segment analysis

2006

Business segment

	Offshore & Marine $'000	Property $'000	Infra-structure $'000	Investments $'000	Elimination $'000	Total $'000
Revenue						
External sales	5,755,336	1,154,639	569,868	121,097	-	7,600,940
Inter-segment sales	-	11,776	86,656	45,065	(143,497)	-
Total	5,755,336	1,166,415	656,524	166,162	(143,497)	7,600,940
Results						
Operating profit	538,815	235,755	(65,587)	77,378	17,704	804,065
Net investment income & interest income	72,229	(27,207)	2,319	(8,572)	(17,704)	21,065
Share of results of associated companies	13,354	24,487	39,328	237,493	-	314,662
Profit before tax & exceptional items	624,398	233,035	(23,940)	306,299	-	1,139,792
Exceptional items	2,617	17,521	(1)	(12,833)	-	7,304
Profit before taxation	627,015	250,556	(23,941)	293,466	-	1,147,096
Taxation	(149,006)	(50,379)	(1,673)	(56,314)	-	(257,372)
Profit for the year	478,009	200,177	(25,614)	237,152	-	889,724
Attributable to:						
Shareholders of Company						
Profit before exceptional items	447,817	96,107	(34,736)	241,644	-	750,832
Exceptional items	2,617	8,261	872	(11,832)	-	(82)
	450,434	104,368	(33,864)	229,812	-	750,750
Minority interests	27,575	95,809	8,250	7,340	-	138,974
	478,009	200,177	(25,614)	237,152	-	889,724
Other information						
Segment assets	5,053,249	6,344,514	1,509,512	3,528,759	(5,030,544)	11,405,490
Investment in associated companies	74,191	1,171,167	108,932	1,056,426	-	2,410,716
Total	5,127,440	7,515,681	1,618,444	4,585,185	(5,030,544)	13,816,206
Segment liabilities	3,687,448	5,190,857	1,081,464	2,857,470	(5,030,544)	7,786,695
Net tax provision & deferred taxation	249,545	151,567	(411)	31,123	-	431,824
Total	3,936,993	5,342,424	1,081,053	2,888,593	(5,030,544)	8,218,519
Net assets	1,190,447	2,173,257	537,391	1,696,592	-	5,597,687
Capital expenditure	165,827	32,779	227,233	4,509	-	430,348
Depreciation & amortisation	65,049	15,471	46,469	449	-	127,438

Geographical segment

	Singapore $'000	Far East & other ASEAN countries $'000	America $'000	Other countries $'000	Elimination $'000	Total $'000
External sales	4,524,852	862,040	1,724,144	489,904	-	7,600,940
Segment assets	8,143,703	2,526,478	1,084,261	393,627	(742,579)	11,405,490
Capital expenditure	332,545	48,294	44,964	4,545	-	430,348

2005
Business segment

	Offshore & Marine $'000	Property $'000	Infra-structure $'000	Investments $'000	Elimination $'000	Total $'000
Revenue						
External sales	4,111,658	847,506	671,533	57,672	-	5,688,369
Inter-segment sales	79	7,461	52,474	48,857	(108,871)	-
Total	4,111,737	854,967	724,007	106,529	(108,871)	5,688,369
Results						
Operating profit	318,449	194,652	(52,703)	(95)	6,441	466,744
Net investment income & interest income	24,525	1,176	1,995	16,661	(6,441)	37,916
Share of results of associated companies	7,636	26,095	33,618	254,160	-	321,509
Profit before tax & exceptional items	350,610	221,923	(17,090)	270,726	-	826,169
Exceptional items	(3,138)	(38,981)	(5,289)	49,332	-	1,924
Profit before taxation	347,472	182,942	(22,379)	320,058	-	828,093
Taxation	(74,729)	(40,347)	279	(38,514)	-	(153,311)
Profit for the year	272,743	142,595	(22,100)	281,544	-	674,782
Attributable to:						
Shareholders of Company						
Profit before exceptional items	238,810	117,706	(23,776)	230,945	-	563,685
Exceptional items	(3,138)	(39,539)	(5,203)	47,864	-	(16)
	235,672	78,167	(28,979)	278,809	-	563,669
Minority interests	37,071	64,428	6,879	2,735	-	111,113
	272,743	142,595	(22,100)	281,544	-	674,782
Other information						
Segment assets	3,893,052	6,367,185	1,184,061	3,894,296	(4,923,381)	10,415,213
Investment in associated companies	55,878	1,076,263	93,868	948,191	-	2,174,200
Total	3,948,930	7,443,448	1,277,929	4,842,487	(4,923,381)	12,589,413
Segment liabilities	3,000,233	5,263,613	682,409	3,272,083	(4,923,381)	7,294,957
Net tax provision & deferred taxation	191,767	131,365	6,628	30,054	-	359,814
Total	3,192,000	5,394,978	689,037	3,302,137	(4,923,381)	7,654,771
Net assets	756,930	2,048,470	588,892	1,540,350	-	4,934,642
Capital expenditure	149,037	7,506	298,079	1,556	-	456,178
Depreciation & amortisation	58,419	20,285	50,695	2,930	-	132,329

Geographical segment

	Singapore $'000	Far East & other ASEAN countries $'000	America $'000	Other countries $'000	Elimination $'000	Total $'000
External sales	3,048,282	731,891	1,543,129	365,067	-	5,688,369
Segment assets	7,345,032	2,569,475	1,599,257	155,243	(1,253,794)	10,415,213
Capital expenditure	380,833	23,686	43,134	8,525	-	456,178

36. Segment analysis (continued)

Notes :

(a) Business segment

The Group's businesses are grouped into four divisions: Offshore & Marine, Property, Infrastructure and Investments. The Investments division consists mainly of the Group's investments in SPC, k1 Ventures Ltd and MobileOne Ltd. These four divisions are the basis on which the Group reports its primary segment information. Keppel T&T's Logistics business has been reclassified from Investments division to Infrastructure division. Comparative figures have been adjusted to conform to the changes in presentation. Pricing of inter-segment goods and services is at fair market value. Segment assets and liabilities are those used in the operation of each division.

(b) Geographical segment

The Group operates in 33 countries. Secondary segment information is provided by geographical segment in accordance to the above table.

37. Subsequent event

On 30 January 2007, the Directors announced a proposed sub-division (the "Sub-Division") of each ordinary share ("Share") in the capital of the Company into 2 Shares.

The Sub-Division is subject to:

(a) the approval of the shareholders by way of a Special Resolution at an extraordinary general meeting ("EGM") to be convened; and

(b) the approval from the Singapore Exchange Securities Trading Limited ("SGX-ST").

The entitlements of shareholders under the proposed final dividend and capital distribution (if approved) will be determined before the Sub-Division takes effect.

38. New accounting standards and recommended accounting practice

Certain new accounting standards and FRS interpretations have been published that are mandatory for accounting periods beginning on or after 1 January 2007. The Group's assessment of those standards and interpretations that are relevant to the Group is set out below:

(a) FRS 40 Investment Property

The Group will adopt FRS 40 on 1 January 2007, which is the effective date of the Standard. Currently, investment properties are accounted for in accordance with the accounting policy as set out in Note 2(d). Under FRS 40, changes in fair values of investment properties are required to be included in the profit and loss account. On transition to FRS 40 on 1 January 2007, the asset revaluation reserve as at 31 December 2006 will be adjusted against the revenue reserves as at 1 January 2007.

(b) FRS 107 Financial Instruments: Disclosures, and

a complementary Amendment to FRS 1 Presentation of Financial Statements – Capital Disclosures

The Group has adopted FRS 107 on 1 January 2007, which is the effective date of the Standard.

FRS 107 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including minimum disclosures about credit risk, liquidity risk and market risk (including sensitivity analysis to market risk). It replaces the disclosure requirements in FRS 32 Financial Instruments: Disclosure and Presentation.

The amendment to FRS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Group has assessed the impact of FRS 107 and the amendment to FRS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of FRS 1.

(c) RAP 11 Pre-Completion Contracts for the Sale of Development Property
RAP 11 was issued by the Institute of Certified Public Accountants of Singapore in October 2005. This Statement mentions that a property developer's sales and purchase agreement is not a construction contract as defined in FRS 11 (Construction Contract) and the percentage of completion ("POC") method of recognising revenue, which is allowed under FRS 11 for construction contract, may not be applicable for property developers.

The relevant standard for revenue recognition by property developers is FRS 18 (Revenue), which addresses revenue recognition generally for all types of entities. However, there is no clear conclusion in FRS 18 whether the POC method or the completion of construction ("COC") method is more appropriate for property developers. The issue is being addressed by the International Accounting Standards Board.

The Group uses the POC method for recognising revenue from partly completed residential projects which are held for sale. Had the COC method been adopted, the impact on the financial statements of the Group will be as follows:

	2006 **$'000**	2005 $'000
Decrease in opening revenue reserve	**(38,394)**	(40,035)
Decrease in revenue recognised for the year	**(619,350)**	(21,414)
(Decrease)/increase in profit for the year	**(43,660)**	1,641
Decrease in carrying value of property held for sale		
Balance as at 1 January 2006	**(97,134)**	(114,085)
Balance as at 31 December 2006	**(195,546)**	(97,134)
(Decrease)/increase in minority interests		
Balance as at 1 January 2006	**(35,552)**	(36,117)
Share of profit for the year	**(46,266)**	565

39. Significant subsidiaries and associated companies

Information relating to significant subsidiaries consolidated in these financial statements and significant associated companies whose results are equity accounted for is given in the following pages.

	Gross Interest 2006 %	Effective Equity Interest 2006 %	2005 %	Cost of Investment 2006 $'000	2005 $'000	Country of Incorporation / Operation	Principal Activities
OFFSHORE & MARINE							
Offshore							
Subsidiaries							
Keppel Offshore and Marine Ltd	100	100	100	801,720	801,720	Singapore	Investment holding
Keppel FELS Ltd	100	100	100	#	#	Singapore	Construction, fabrication and repair of offshore production facilities and drilling rigs, power barges, specialised vessels and other offshore production facilities
AmFELS Offshore Ltd(6)	100	100	100	#	#	BVI/Mexico	Holding of long-term investments
AzerFELS Pte Ltd	70	70	70	#	#	Singapore	Holding of long-term investments
BrasFELS SA(1a)	100	100	100	#	#	Brazil	Engineering, construction and fabrication of platforms for the oil and gas sector, shipyard works and other general business activities
Caspian Shipyard Company Ltd(3a)	75	53	53	#	#	Azerbaijan	Construction and repair of offshore drilling rigs
Deepwater Technology Group Pte Ltd	100	100	100	#	#	Singapore	Research and experimental development on deepwater engineering
FELS Offshore Pte Ltd	100	100	100	#	#	Singapore	Holding of long-term investments
FELS Setal Investments SA(1a)	100	100	100	#	#	Brazil	Holding of long-term investments
FELS Setal Navegacao Ltda(1a)	100	100	100	#	#	Brazil	Ship owning
Fornost Ltd(1a)	100	100	100	#	#	HK	Holding of long-term investments and provision of procurement services
FSTP Brasil Ltda(1a)	75	75	75	#	#	Brazil	Procurement of equipment and materials for the construction of offshore production facilities
FSTP Pte Ltd	75	75	75	#	#	Singapore	Construction, fabrication and repair of offshore production facilities and drilling rigs
Hygrove Investments Ltd(n)(6)	100	100	-	#	-	BVI/HK	Investment holding
Keppel AmFELS Inc(5)	100	100	100	#	#	USA	Construction and repair of offshore drilling rigs and offshore production facilities
Keppel FELS Baltech Ltd(5)	100	100	100	#	#	Bulgaria	Marine-related engineering and consultancy services
Keppel FELS Brasil SA(1a)	100	100	100	#	#	Brazil	Engineering, construction and fabrication of platforms for the oil and gas sector, shipyard works and other general business activities
Keppel FELS Offshore & Engineering Services Mumbai Pte Ltd(1a)	100	100	100	#	#	India	Provision of engineering services
Keppel Norway A/S(formerly Offshore & Marine A/S)(1a)	100	100	50	#	#	Norway	Construction and repair of offshore drilling rigs and offshore production facilities

	Gross Interest 2006 %	Effective Equity Interest 2006 %	2005 %	Cost of Investment 2006 $'000	2005 $'000	Country of Incorporation / Operation	Principal Activities
Keppel SLP LLC(5)	60	60	60	#	#	USA	Fabrication of offshore platforms and structures
Keppel Verolme BV(1a)	100	100	100	#	#	Netherlands	Construction and repair of offshore drilling rigs and shiprepairs
KV Enterprises BV(1a)	100	100	100	#	#	Netherlands	Hiring and leasing of barges
Marine & Offshore Protection & Preservation BV(1a)	100	100	100	#	#	Netherlands	Chamber blasting services and painting and coating works
Offshore Technology Development Pte Ltd	100	100	100	#	#	Singapore	Production of jacking systems and provision of jacking analysis
Prismatic Services Ltd(6)	100	100	100	#	#	BVI/HK	Project procurement
Regency Steel Japan Ltd(1a)	51	51	51	#	#	Japan	Sourcing, fabricating and supply of specialised steel
Associated Companies							
Asian Lift Pte Ltd	50	50	50	#	#	Singapore	Provision of heavy-lift equipment and related services
Deepwater Marine Technology LLC(6)	50	50	50	#	#	CI	Acquiring and holding of intellectual property rights relating to offshore structures
Keppel Kazakhstan LLP(5)	50	50	50	#	#	Kazakhstan	Construction and repair of offshore drilling units and structures and specialised vessels
Marine							
Subsidiaries							
Keppel Shipyard Ltd	100	100	100	#	#	Singapore	Shiprepairing, shipbuilding and marine construction
Keppel Philippines Marine Inc(4)	81	81	57+	-	2,639	Philippines	Shipbuilding & repairing
Alpine Engineering Services Pte Ltd	100	100	100	#	#	Singapore	Marine contracting
Blastech Abrasives Pte Ltd	100	100	100	#	#	Singapore	Marine contracting
Keppel Cebu Shipyard Inc(4)	100	81	57	#	#	Philippines	Shipbuilding & repairing
Keppel Nantong Shipyard Company Limited(5)	100	100	100	#	#	China	Shipbuilding & repairing
Keppel Singmarine Pte Ltd	100	100	100	#	#	Singapore	Shipbuilding & repairing
Keppel Smit Towage Pte Ltd	51	51	51	#	#	Singapore	Provision of towage services
KS Investments Pte Ltd	100	100	100	#	#	Singapore	Investment holding
Maju Maritime Pte Ltd	51	51	51	#	#	Singapore	Provision of towage services
Marine Technology Development Pte Ltd	100	100	100	#	#	Singapore	Provision of technical consultancy for ship design & engineering works

	Gross Interest 2006 %	Effective Equity Interest 2006 %	Effective Equity Interest 2005 %	Cost of Investment 2006 $'000	Cost of Investment 2005 $'000	Country of Incorporation / Operation	Principal Activities
Associated Companies							
Arab Heavy Industries Public Joint Stock Company(3a)	33	33	33	#	#	UAE	Shipbuilding & repairing
Kejora Resources Sdn Bhd(5)	49	25	-	#	-	Malaysia	Operating, owning, leasing and chartering of tug machine
Subic Shipyard & Engineering Inc(4)	46+	38+	30+	3,020	3,020	Philippines	Shipbuilding & repairing
PROPERTY							
Subsidiaries							
Keppel Land Ltd(3)	53	53	53	931,432	931,432	Singapore	Holding, management and investment company
Evergro Properties Ltd (formerly Dragon Land Ltd)(3)	71	38	30	#	#	Singapore	Property investment and development
K-Reit Asia(n)(3)	72	53	-	#	-	Singapore	Real estate investment trust
Keppel Bay Pte Ltd(2)	100+	86+	86+	626	626	Singapore	Property development
Keppel Philippines Properties Inc(4)	74+	50+	50+	493	493	Philippines	Investment holding
Alpha Investment Partners Ltd(3)	100	53	53	#	#	Singapore	Fund management
Avenue Park Development(n)(3)	52	28	-	#	-	Singapore	Property development
Bayfront Development Pte Ltd(3)	100	53	53	#	#	Singapore	Investment holding
BCH Office Investment Pte Ltd(3)	100	53	53	#	#	Singapore	Investment holding
Beijing Kingsley Property Development Co Ltd(3a)	100	53	53	#	#	China	Property development
Bintan Bay Resort Pte Ltd(3)	90	48	48	#	#	Singapore	Investment holding
Boulevard Development Pte Ltd(3)	100	53	53	#	#	Singapore	Investment holding
Bukit Timah Hill Development Pte Ltd(3)	100	53	53	#	#	Singapore	Property development
Chengdu Hillwest Development Co Ltd(3a)	100	53	53	#	#	China	Property development
Devonshire Development Pte Ltd(3)	60	32	32	#	#	Singapore	Property development
DL Properties Ltd(3)	65	34	19	#	#	Singapore	Property investment
Double Peak Holdings Ltd(6)	100	53	53	#	#	BVI/Myanmar	Investment holding
Duit Investments Ltd(3a)	100	53	53	#	#	HK	Financial services
Evansville Investment Pte Ltd(3)	100	53	53	#	#	Singapore	Property development
Greenfield Development Pte Ltd(3)	100	53	53	#	#	Singapore	Investment holding
International Centre(1a)	79	51	51	#	#	Vietnam	Property investment
KeplandeHub Ltd(3)	100	53	53	#	#	Singapore	Investment holding

	Gross Interest 2006 %	Effective Equity Interest 2006 %	Effective Equity Interest 2005 %	Cost of Investment 2006 $'000	Cost of Investment 2005 $'000	Country of Incorporation / Operation	Principal Activities
Keppel Land (Hong Kong) Ltd(5)	100	53	53	#	#	HK	Investment holding
Keppel Land (Saigon Centre) Ltd(3a)	100	53	53	#	#	HK	Investment holding
Keppel Land (Tower D) Pte Ltd(3)	100	53	53	#	#	Singapore	Investment holding
Keppel Land China Holdings Pte Ltd(3)	100	53	53	#	#	Singapore	Investment holding
Keppel Land Financial Services Pte Ltd(3)	100	53	53	#	#	Singapore	Financial services
Keppel Land International Ltd(3)	100	53	53	#	#	Singapore	Property services
Keppel Land Properties Pte Ltd(3)	100	53	53	#	#	Singapore	Investment holding
Keppel Land Realty Pte Ltd(3)	100	53	53	#	#	Singapore	Property development and investment
Keppel Land Watco I Co Ltd(3a)	68	36	36	#	#	Vietnam	Property investment and development
Keppel Puravankara Development Pvt Ltd(5)	51	27	27	#	#	India	Property development
Keppel Thai Properties Public Co Ltd(3a)	45	24	24	#	#	Thailand	Property development and investment
K-Reit Asia Investment Pte Ltd (formerly Keppel Land (Palm Gardens) Pte Ltd)(3)	100	53	53	#	#	Singapore	Investment holding
K-Reit Asia Property Management Ltd(n)(3)	100	53	-	#	-	Singapore	Property fund management
Mansfield Developments Pte Ltd(3)	100	53	53	#	#	Singapore	Investment holding
Mansfield Realty Ltd(3)	100	53	53	#	#	Singapore	Investment holding
Merryfield Investment Pte Ltd(3)	100	53	53	#	#	Singapore	Investment holding
Ocean & Capital Properties Pte Ltd(3)	100	100	100	#	#	Singapore	Property and investment holding
Ocean Properties Pte Ltd(3)	76	40	40	#	#	Singapore	Property investment
OIL (Asia) Pte Ltd(3)	100	53	53	#	#	Singapore	Investment holding
Pasir Panjang Realty Pte Ltd(3)	100	53	53	#	#	Singapore	Investment holding
Pembury Properties Ltd(6)	100	53	53	#	#	BVI/Indonesia	Investment holding
PT Kepland Investama(1a)	100	53	53	#	#	Indonesia	Property investment and development
PT Keppel Land(3a)	100	53	53	#	#	Indonesia	Property services and development and investment
PT Mitra Sindo Makmur(1a)	51	27	27	#	#	Indonesia	Property development and investment
PT Mitra Sindo Sukses(1a)	51	27	27	#	#	Indonesia	Property development and investment
PT Ria Bintan(1a)	100	24	24	#	#	Indonesia	Golf course ownership and operation
PT Sentral Supel Perkasa(3a)	80	42	42	#	#	Indonesia	Property investment and development
PT Sentral Tanjungan Perkasa(3a)	80	42	42	#	#	Indonesia	Property development
PT Straits-CM Village(1a)	100	21	21	#	#	Indonesia	Hotel ownership and operations

	Gross Interest 2006 %	Effective Equity Interest 2006 %	Effective Equity Interest 2005 %	Cost of Investment 2006 $'000	Cost of Investment 2005 $'000	Country of Incorporation / Operation	Principal Activities
Quang Ba Royal Park JV Co(5)	70	34	34	#	#	Vietnam	Property investment
Rochor Investment Ltd(5)	55	29	29	#	#	Mauritius	Investment holding
Saigon Centre Holdings Pte Ltd(3)	100	53	53	#	#	Singapore	Investment holding
Saigon Riviera JV Co Ltd(3a)	90	48	48	#	#	Vietnam	Property development
Saigon Sports City(3a)	100	48	48	#	#	Vietnam	Property development
Shanghai Floraville Land Co Ltd(3a)	99	52	52	#	#	China	Property development
Shanghai Merryfield Land Co Ltd(3a)	99	52	52	#	#	China	Property development
Shanghai Pasir Panjang Land Co Ltd(3a)	99	52	52	#	#	China	Property development
Sherwood Development Pte Ltd(3)	100	53	53	#	#	Singapore	Property development
Spring City Resort Pte Ltd(3)	100	53	53	#	#	Singapore	Investment holding
Straits Greenfield Ltd(3a)	100	53	53	#	#	Myanmar	Hotel ownership and operations
Straits Mansfield Property Marketing Pte Ltd(3)	100	53	53	#	#	Singapore	Provision of marketing services
Straits Properties Ltd(3)	100	53	53	#	#	Singapore	Property development
Straits Properties Investments Pte Ltd(3)	100	53	53	#	#	Singapore	Investment holding
Straits-CM Village Hotel Pte Ltd(3)	85	21	21	#	#	Singapore	Property investment
Straits-KMP (HK) Ltd(3a)	51	27	27	#	#	HK	Investment holding
Tianjin Merryfield Property Development Co Ltd(6)	100	53	53	#	#	China	Property development
Toshmatic Pte Ltd(3)	100	100	100	#	#	Singapore	Investment holding
Vanese International Ltd(6)	100+	67+	67+	17,639	17,639	BVI/HK	Investment holding
Ventek International Ltd(3a)	100	67	67	#	#	HK	Investment holding
Wiseland Investment Myanmar Ltd(3a)	100	53	53	#	#	Myanmar	Hotel ownership and operations
Wiseland Investment Pte Ltd(3)	100	53	53	#	#	Singapore	Investment holding
FELS Property Holdings Pte Ltd	100	100	100	70,214	70,214	Singapore	Investment holding
Brightway Property Pte Ltd	100	100	100	#	#	Singapore	Property investment
FELS SES International Pte Ltd	85+	83+	83+	7	7	Singapore	Investment holding
Petro Tower Ltd(5)	76	63	63	#	#	Vietnam	Property investment
Alpha Real Estate Securities Fund	98	98	98	#	#	Singapore	Investment holding
Esqin Pte Ltd(2)	100	100	100	11,001	11,001	Singapore	Investment holding
Harbourfront One Pte Ltd(2)	70	65	65	#	#	Singapore	Property development
Keppel (USA) Inc(6)	100	100	100	21,813	22,884	USA	Investment holding
Keppel Houston Group(6)	100	86	86	#	#	USA	Property investment
Keppel Kunming Resort Ltd(5)	100+	100+	100+	4	4	HK	Property investment
Keppel Point Pte Ltd(2)	100+	86+	86+	122,785	122,785	Singapore	Property development and investment

	Gross Interest	Effective Equity Interest		Cost of Investment		Country of Incorporation / Operation	Principal Activities
	2006	2006	2005	2006	2005		
	%	%	%	$'000	$'000		
Keppel Real Estate Investment Pte Ltd(formerly Ta-Ching Engineering Construction (Pte) Ltd)	100	100	100	50,000	#	Singapore	Investment holding
Associated Companies							
Asia No. 1 Property Fund Ltd(1a)	10	5	13	#	#	Guernsey	Property investment
Asia Real Estate Fund Management Ltd(3)	50	27	27	#	#	Singapore	Fund management
BFC Development Pte Ltd(3)	33	17	17	#	#	Singapore	Property development
Bugis City Holdings Pte Ltd(3)	31	16	16	#	#	Singapore	Property investment
China World Investments Pte Ltd(3)	50	27	27	#	#	Singapore	Investment holding
CityOne Township Development Pte Ltd(3)	50	27	27	#	#	Singapore	Investment holding
Consort Land Inc(4)	33+	27+	21+	54	54	Philippines	Land holding company and power distributor
EM Services Pte Ltd(2)	25	13	13	#	#	Singapore	Property management
Harbourfront Three Pte Ltd(2)	39	33	34	#	#	Singapore	Property development
Harbourfront Two Pte Ltd(2)	39	33	34	#	#	Singapore	Property development
Kingsdale Development Pte Ltd(3)	50	27	27	#	#	Singapore	Investment holding
One Raffles Quay Pte Ltd(3)	33	17	17	#	#	Singapore	Property development
Parksville Development Pte Ltd(3)	50	27	27	#	#	Singapore	Property investment
PT Pantai Indah Tateli(3a)	50	27	27	#	#	Indonesia	Property development
PT Purimas Straits Resort(5)	25	13	13	#	#	Indonesia	Development of holiday resort
PT Purosani Sri Persada(5)	20	11	11	#	#	Indonesia	Property investment
Renown Property Holdings (M) Sdn Bhd(3a)	40	21	21	#	#	Malaysia	Property investment
SAFE Enterprises Pte Ltd(5)	25	13	13	#	#	Singapore	Investment holding
Suzhou Property Development Pte Ltd(5)	25	13	13	#	#	Singapore	Investment holding
INFRASTRUCTURE							
Utilities Engineering							
Subsidiaries							
Keppel Energy Pte Ltd	100	100	100	280,914	245,914	Singapore	Investment holding
Corporacion Electrica Nicaraguense SA(1a)	100	100	100	#	#	Nicaragua	Commercial power generation
Dawley Developments Ltd(6)	100	100	100	#	#	BVI/HK	Holding of long-term investments
Keppel Electric Pte Ltd	100	100	100	#	#	Singapore	Electricity, energy and power supply and investment holding and general wholesale trade
Keppel Gas Pte Ltd	100	100	100	#	#	Singapore	Purchase and sale of gaseous fuels

	Gross Interest 2006 %	Effective Equity Interest 2006 %	Effective Equity Interest 2005 %	Cost of Investment 2006 $'000	Cost of Investment 2005 $'000	Country of Incorporation / Operation	Principal Activities
Keppel Merlimau Cogen Pte Ltd	100	100	100	#	#	Singapore	Holding of long-term investments, generation and supply of electricity
New Energy Industrial Ltd(6)	100	100	100	#	#	BVI/Ecuador	Holding of long-term investments
Nordeste Generation Energia Ltda(5)	100	100	100	#	#	Brazil	Commercial power generation
Okachi Investments Ltd(6)	100	100	100	#	#	BVI/HK	Holding of long-term investments
Rodeo Power Pte Ltd	100	100	100	#	#	Singapore	Holding of long-term investments
Termoguayas Generation SA(1a)	100	100	100	#	#	Ecuador	Commercial power generation
Keppel Integrated Engineering Ltd	100	100	100	163,574	163,574	Singapore	Investment holding
Keppel Seghers Engineering Singapore Pte Ltd	100	100	100	#	#	Singapore	Fabrication of steel structures, mechanical and electrical works and engineering services specialising in treatment plants
FELS Cranes Pte Ltd	100	100	100	#	#	Singapore	Fabrication of heavy cranes and provision of marine-related equipment
Keppel FMO Pte Ltd	100	100	100	#	#	Singapore	Construction, project and facilities management and operational maintenance of industrial and commercial complexes
Keppel Prince Engineering Pty Ltd(3a)	100	100	100	#	#	Australia	Metal fabrication
Keppel Sea Scan Pte Ltd	100	100	100	#	#	Singapore	Trading and installation of hardware, industrial, marine and building-related products, leasing and provision of services
Keppel Seghers Belgium NV(1a)	100	100	98	#	#	Belgium	Provider of services and solutions to the environmental industry related to solid waste, waste-water & sludge management
Keppel Seghers Holdings Pte Ltd	100	100	98	#	#	Singapore	Investment holding
Keppel Seghers Hong Kong Limited(1a)	100	100	100	#	#	HK	Engineering contracting and investment holding
Keppel Seghers Newater Development Co Pte Ltd	100	100	100	#	#	Singapore	Collection, purification and distribution of water
Keppel Seghers Tuas Waste-to-Energy Plant Pte Ltd(n)	100	100	-	#	-	Singapore	Collection and treatment of solid waste to generate green energy
Associated Companies							
GE Keppel Energy Services Pte Ltd(3)	50	50	50	#	#	Singapore	Precision engineering, repair, services and agencies
Network Engineering							
Subsidiaries							
Keppel Telecommunications & Transportation Ltd(3)	81	81	81	397,647	397,647	Singapore	Investment, management and holding company
DataOne Asia Pte Ltd(3)	100	100	100	#	#	Singapore	Investment holding

	Gross Interest 2006 %	Effective Equity Interest 2006 %	2005 %	Cost of Investment 2006 $'000	2005 $'000	Country of Incorporation / Operation	Principal Activities
ECHO Broadband Gmbh(3a)	100	81	81	#	#	Germany	Broadband network services
Keppel Communications Pte Ltd(3)	100	81	81	#	#	Singapore	Trading and provision of communications systems and accessories
Keppel Logistics (Foshan) Ltd(5)	70	57	57	#	#	China	Shipping operations, warehousing and distribution
Keppel Logistics Pte Ltd(3)	100	81	81	#	#	Singapore	Warehousing and distribution
Keppel Telecoms Pte Ltd(3)	100	81	81	#	#	Singapore	Telecommunications services and investment holding
Transware Distribution Services Pte Ltd(3)	50	41	41	#	#	Singapore	Warehousing and distribution
Trisilco Folec Sdn Bhd(3a)	55	45	45	#	#	Malaysia	Trading and provision of communications systems and accessories
Associated Companies							
Advanced Research Group Co Ltd(3a)	45	36	36	#	#	Thailand	IT publication and business information
Asia Airfreight Terminal Company Limited(5)	10	8	8	#	#	HK	Operation of air cargo handling terminal
Computer Generated Solutions Inc(3a)	21	17	17	#	#	USA	IT consulting and outsourcing provider
Radiance Communications Pte Ltd(3)	50	41	41	#	#	Singapore	Distribution and maintenance of communications equipment and systems
SVOA Public Company Ltd(3a)	31	25	25	#	#	Thailand	Distribution of IT products and telecommunications services
Trisilco Radiance Communication Sdn Bhd(3a)	40	42	42	#	#	Malaysia	Sales, installation and maintenance of telecommunications systems, equipment and accessories
Wuhu Annto Logistics Company Ltd(5)	35	28	-	#	-	China	Warehousing and distribution
INVESTMENTS							
Subsidiaries							
Keppel Philippines Holdings Inc(4)	53+	52+	47+	-	-	Philippines	Investment holding
China Canton Investments Ltd	56	56	46	#	#	Singapore	Investment holding
k1 eBiz Holdings Pte Ltd(2)	100	100	100	1,814	1,814	Singapore	Investment holding
Kep Holdings Ltd(6)	100+	100+	100+	10,480	10,480	BVI/HK	Investment company
Kephinance Investment (Mauritius) Pte Ltd(2a)	100	100	100	#	#	Mauritius/HK	Investment holding
Kephinance Investment Pte Ltd	100	100	100	90,000	90,000	Singapore	Investment holding
Kepital Holdings Pte Ltd(2)(strike-off)	-	-	100	-	236,672	Singapore	Strike-off

	Gross Interest 2006 %	Effective Equity Interest 2006 %	2005 %	Cost of Investment 2006 $'000	2005 $'000	Country of Incorporation / Operation	Principal Activities
Kepital Management Ltd(5)	100	100	100	#	#	HK	Investment company
Kepmount Shipping (Pte) Ltd(2)	100	100	100	4,000	4,000	Singapore	Investment holding
Keppel Aviation Services Pte Ltd(strike-off)	-	-	100	-	420	Singapore	Strike-off
Keppel FELS Invest (HK) Ltd(5)	100	100	100	#	#	HK	Investment holding
Keppel Markem Ltd(2)(strike-off)	-	-	100	-	30,013	Singapore	Strike-off
Keppel Oil & Gas Services Pte Ltd	100	100	100	116,609	116,609	Singapore	Investment holding
Kepventure Pte Ltd(2)	100	100	100	16,160	76,160	Singapore	Investment holding
KI Investments (HK) Ltd(5)	100	100	100	#	#	HK	Investment company
KV Management Pte Ltd(2)	100	100	100	250	250	Singapore	Fund management
Steamers Containerships Holdings Pte Ltd(3)	100+	92+	92+	49	49	Singapore	Investment holding
Travelmore Pte Ltd(2)	100	100	100	265	265	Singapore	Travel agency
Associated Companies							
Singapore Petroleum Company Ltd(2)	45	45	44	#	#	Singapore	Petroleum refining, marketing, distribution and trading of crude oil and petroleum products
k1 Ventures Ltd	38	38	37	#	#	Singapore	Investment holding company
MobileOne Ltd(3)	17	14	11	#	#	Singapore	Telecommunications services
The Vietnam Investment Fund (Singapore) Ltd(2)	40	40	40	#	#	Singapore	Venture fund investment
Total							
Subsidiaries				3,109,496	3,355,311		
Associated Companies				3,074	3,074		

Notes:

(i) All the companies are audited by Deloitte & Touche, Singapore except for the following:

- (1a) Audited by overseas practice of Deloitte & Touche;
- (2) Audited by PricewaterhouseCoopers, Singapore;
- (2a) Audited by overseas practice of PricewaterhouseCoopers;
- (3) Audited by Ernst & Young, Singapore;
- (3a) Audited by overseas practice of Ernst & Young;
- (4) Audited by SyCip Gorres Velayo & Co, Philippines;
- (5) Audited by other firms of auditors (not significant associated companies and foreign subsidiaries); and
- (6) Not required to be audited by law in the country of incorporation and companies disposed, liquidated and struck off.

In accordance to Rule 716 of The Singapore Exchange Securities Trading Limited – Listing Rules, the Audit Committee and Board of Directors of the Company confirmed that they are satisfied that the appointment of different auditors for its subsidiaries and significant associated companies would not compromise the standard and effectiveness of the audit of the Company.

(ii) + The shareholdings of these companies are held jointly with other subsidiaries.

(iii) # The shareholdings of these companies are held by subsidiaries of Keppel Corporation Limited.

(iv) (n) These companies were incorporated during the financial year.

(v) The subsidiaries' place of business is the same as its country of incorporation, unless otherwise specified.

(vi) Abbreviations:

British Virgin Islands (BVI)	United Arab Emirates (UAE)
Cayman Islands (CI)	United States of America (USA)
Hong Kong (HK)	

We, LIM CHEE ONN and TEO SOON HOE being two Directors of Keppel Corporation Limited, do hereby state that in the opinion of the Directors, the financial statements set out on pages 158 to 212 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2006, and of the results, changes in equity and cash flows of the Group and changes in equity of the Company for the financial year then ended and at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board

LIM CHEE ONN
Executive Chairman

TEO SOON HOE
Group Finance Director

Singapore, 13 March 2007

to the members of Keppel Corporation Limited

We have audited the accompanying financial statements of Keppel Corporation Limited ("Company") and its subsidiaries ("Group") which comprise the balance sheets of the Group and the Company as at 31 December 2006, the profit and loss account, statement of changes in equity and cashflow statement of the Group and the statement of changes in equity of the Company for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 158 to 212.

The financial statements for the year ended 31 December 2005 were audited by another auditor whose report dated 21 March 2006 expressed an unqualified opinion on those statements.

Directors' Responsibility
The Company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with Singapore Financial Reporting Standards and the Singapore Companies Act, Cap. 50 (the "Act"). This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by directors, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2006 and of the results, changes in equity and cash flows of the Group and changes in equity of the Company for the year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

Deloitte & Touche

DELOITTE & TOUCHE
Certified Public Accountants
Singapore

Chaly Mah Chee Kheong
Partner
Appointed on 28 April 2006

13 March 2007

During the financial year, the following interested person transactions were entered into by the Group:

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)		Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000)	
	2006	2005	**2006**	2005
	$'000	$'000	**$'000**	$'000
Transaction for the sale of goods and services				
National University Hospital	-	-	-	3,877
PSA Corporation Group	-	-	-	92
SembCorp Marine Group	-	-	**2,067**	165
SembCorp Industries Group	-	-	**463**	-
Singapore Power/PowerSeraya/Senoko Power/Tuas Power Group	-	-	**12,000**	-
Singapore Airlines Group	-	-	**4,978**	8
Transaction for the purchase of goods and services				
Gas Supply Pte Ltd	-	-	**9,000**	-
Mapletree Investments Pte Ltd	-	-	**492**	362
Singapore Power/PowerSeraya/Senoko Power/Tuas Power Group	-	-	**1,000**	9,500
Transaction for the acquisition of companies				
Havelock Investment Pte Ltd	**270**	-	-	-
Hong Lim Investments Pte Ltd	-	8,533	-	-
Total interested person transactions	**270**	8,533	**30,000**	14,004

Save for the interested person transactions disclosed above, there were no other material contracts entered into by the Company and its subsidiaries involving the interests of its chief executive officer, directors or controlling shareholders, which are either still subsisting at the end of the financial year or, if not then subsisting, entered into since the end of the previous financial year.

Directors

Lim Chee Onn, 62
Executive Chairman

Bachelor of Science (First Class Honours) in Naval Architecture, Glasgow University; Masters in Public Administration, Edward S. Mason Fellow, Kennedy School, Harvard University; Member of the Wharton Society of Fellows, University of Pennsylvania; Honorary Doctorate in Engineering, Glasgow University.

Executive Chairman of Keppel Corporation Limited since January 2000 (Director since 1983; date of last re-election: 29 April 2005) and Chairman of the Executive Committee and member of the Board Safety Committee. He is also Chairman of Keppel Land Ltd, MobileOne Ltd, and Singapore-Suzhou Township Development Pte Ltd and a Board Member of the Monetary Authority of Singapore and k1 Ventures Ltd. Mr Lim is also the Honorary Chairman of the National Heritage Board and Deputy Chairman/ Advisory Board, Harvard Singapore Foundation.

Mr Lim started his career in the Civil Service. He was Deputy Secretary, Ministry of Communications until elected as Member of Parliament in July 1977. He served as Political Secretary, Ministry of Science and Technology from August 1978 to September 1980. Mr Lim was Secretary-General, National Trades Union Congress from May 1979 to June 1983 and concurrently Minister without Portfolio, Prime Minister's Office from September 1980 to July 1983, and remained as Member of Parliament until December 1992.

In addition, Mr Lim is Co-Chairman of the Philippines-Singapore Business Council and Deputy Chairman of the Seoul International Business Advisory Council. He is Economic Advisor to Jiangsu Provincial Government, PRC, and Consultant to the People's Government of Yunnan Province, PRC. He is a Member of the Singapore-US Business Council and a Member of the INSEAD Singapore International Council. Mr Lim is also a Member of the Board of Trustees of The Conference Board and Counsellor of The Conference Board's Global Advisory Council on Economic Issues.

Tony Chew Leong-Chee, 60
Lead Independent Director

Trained as an agronomist at Ko Plantations Berhad and Serdang Agricultural College in Malaysia from 1966 to 1970.

Appointed to the Board in 2002 (date of last re-election: 29 April 2005). An independent and non-executive Director, he is the Company's Lead Independent Director and member of the Company's Audit Committee and Executive Committee.

He is Executive Chairman of Asia Resource Corporation and Chairman of KFC Vietnam. He also serves on the boards of Macondray Corporation, IES Holdings, Orangestar Investment Holdings Pte Ltd, amongst others.

From 1966, he worked at Sri Gading Estates in Malaysia, Guthrie Trading in Singapore, and the Sampoerna Group of Indonesia. In 1975 he ventured out, becoming an entrepreneur, and built a group of companies in the region which became Asia Resource Corporation.

He plays an active role in promoting regional business, having served on the Trade Development Board, Economic Review Sub-Committee for Entrepreneurship and Internationalisation, Regional Business Forum, and the GPC Resource Panel for Finance, Trade and Industry. He is presently council member of the Singapore Business Federation and ASEAN Business Advisory Council, Chairman of Network Indonesia and Chairman of the Governing Board of Duke-NUS Graduate Medical School Singapore. He is a Public Service Award recipient.

Lim Hock San, 60
Independent Director

Bachelor of Accountancy, University of Singapore; Master of Science, MIT Sloan School of Management; Advanced Management Program, Harvard Business School; Fellow, Chartered Institute of Management Accountants (UK).

Appointed to the Board in 1989 (date of last re-election: 28 April 2004), he is an independent and non-executive Director. Mr Lim is also the Chairman of the Company's Audit Committee and member of the Executive Committee and Board Risk Committee. Mr Lim is the CEO of United Industrial Corporation Ltd and Singapore Land Ltd. He is also the Chairman of Mount Alvernia Hospital Board and the National Council Against Problem Gambling, and a board member of United Test and Assembly Center Ltd, Ascendas Pte Ltd and Interra Resources Limited. Mr Lim previously served as the Director-General of Civil Aviation (1980-1992) and was past President of the Institute of Certified Public Accountants of Singapore.

Sven Bang Ullring, 71
Independent Director

Master of Science, Swiss Federal Institute of Technology, Zurich.

Appointed to the Board in 2000 (date of last re-election: 28 April 2006). An independent and non-executive Director and Chairman of the Nominating Committee and the Remuneration Committee and member of the Board Safety Committee.

Mr Ullring is the Chairman of the Board of The Fridtjof Nansen Institute, Oslo, Norway. He was President and Chairman of the Executive board of Det Norske Veritas, Oslo from 1985-2000 and President and CEO of NORCONSULT, Oslo from 1981-1985. He worked for SKANSKA, Malmo, Sweden from 1962-1981 in Africa, Asia, Europe and the Americas; from 1972-1981 he was Director of the International Department.

In addition, Mr Ullring is Chairman of the Maritime and Port Authority of Singapore's Third Maritime and Research and Development Advisory Panel Chairman; of the Board of Transparency International (Norway), , and a Director of Sustainable Forest Management, London and the Institute for Culture and Oriental Languages University of Oslo.

Tsao Yuan Mrs Lee Soo Ann, 51
Independent Director

PhD in Economics, Harvard University; President Scholar with a First Class Honours degree in Economics and Statistics, University of Singapore.

Appointed to the Board in 2002 (date of last re-election: 28 April 2006). An independent and non-executive Director and member of the Nominating Committee, the Remuneration Committee and the Board Safety Committee.

Dr Lee Tsao Yuan is an Executive Director with SDC Consulting, a privately-owned Singapore-based human resources development training, consultancy and coaching company.

An economist by training, Dr Lee has extensive experience in public policy both in Singapore and internationally. She was with the Institute of Policy Studies (IPS), a public policy think-tank for 10 years, as Deputy Director (1990-1997), and Director (1997-November 2000). Prior to her joining IPS, she taught at the Department of Economics and Statistics, National University of Singapore (1982-1989).

She served as a Nominated Member of Parliament in Singapore for two terms (1994-1996 and 1997-1999).

Dr Lee sits on the Boards of various companies and organisations, including Oversea-Chinese Banking Corporation Ltd.

Leung Chun Ying, 52
Independent Director

Fellow of the Hong Kong Institute of Surveyors, Honorary Doctorates in Business Administration from the University of West of England and the Hong Kong Polytechnic University.

Appointed to the Board in 2003 (date of last re-election: 28 April 2006), Mr Leung is an independent and non-executive Director of the Company. He is also a member of the Remuneration Committee.

Mr Leung is the Chairman of Asia Pacific of DTZ Debenham Tie Leung, a leading global property services company with 200 offices in 40 countries, employing an office staff of over 10,000. He is the convenor of the Executive Council of the Hong Kong Special Administrative Region (HKSAR), and a member of the National Standing Committee of the Chinese People's Political Consultative Conference.

He is also the Chairman of the Coalition of Professional Services and the One Country Two Systems Research Institute, both in the HKSAR.

Mr Leung also has extensive involvement in China's land reform and the development of real estate markets, through his various appointments such as Honorary Advisor to the Leading Group of the Shanghai Government on Land Reform. He is also an Honorary Consultant to the Pudong Development, Leading Board of the Shanghai Government; Honorary Advisor to the Shenzhen Government on Land Reform; Honorary Advisor to the Tianjin Government on Land Reform, as well as an International Economic Advisor to the People's Government of Hebei Province.

He is director of the DTZ Group of Companies, DBS Bank (Hong Kong) Ltd, DBS Group Holdings Ltd, DBS Bank Ltd, China Homes Ltd, Global China Technology Group Ltd and Ascendas Pte Ltd.

He was the Chairman and Managing Director of CY Leung & Company Ltd between 1993-1999 and the Vice Chairman of Jones Lang Wootton in Asia between 1977-1993.

Oon Kum Loon, 56
Independent Director

Bachelor of Business Administration (Honours) from the University of Singapore.

Appointed to the Board in 2004 (date of last re-election: 29 April 2005). An independent and non-executive Director of the Company and Chairperson of the Company's Board Risk Committee and member of the Company's Audit, Executive and Nominating Committees.

Mrs Oon is a veteran banker with about 30 years of extensive experience, having held a number of management and executive positions with the DBS Group. She was the Chief Financial Officer (CFO) of the bank until September 2003.

Prior to serving as CFO, she was the Managing Director & Head of Group Risk Management, responsible for the development and implementation of a group-wide integrated risk management framework.

During her career with the bank, Mrs Oon was also involved with treasury and markets, corporate finance and credit management activities.

Her other directorships include PSA International Pte Ltd; Gas Supply Pte Ltd; SP PowerGrid Ltd; CSMC Technologies Corporation; and Schmidt Electronics Group Ltd. She is also a member of the Board Risk Management Committee of Singapore Power Ltd.

Tow Heng Tan, 51
Non-Independent and Non-Executive Director

Fellow of the Association of Chartered Certified Accountants as well as the Chartered Institute of Management Accountants.

Appointed to the Board in 2004 (date of last re-election: 29 April 2005). A non-executive Director and member of the Company's Executive, Remuneration and Board Risk Committees.

Mr Tow has an extensive 29-year business career spanning the management consultancy, investment banking and stockbroking industries. He is currently the Senior Managing Director, Investments, of Temasek Holdings (Pte) Ltd (Temasek Holdings).

Prior to joining Temasek Holdings in September 2002, he was Senior Director of Business Development at DBS Vickers Securities (Singapore) Pte Ltd. From 1993 to 2001, Mr Tow was Managing Director of Lum Chang Securities Pte Ltd.

Mr Tow also sits on the Board of ComfortDelGro Corporation Limited, among others.

Yeo Wee Kiong, 51
Independent Director

LLB Honours University of London, MBA National University of Singapore, First Class Honours (Mechanical Engineering) University of Singapore.

Appointed to the Board in 2005 (date of last re-election: 28 April 2006). An independent and non-executive Director of the Company, Chairman of the Company's Board Safety Committee, and member of the Company's Board Risk Committee.

Mr Yeo Wee Kiong is the managing director of Yeo Wee Kiong Law Corporation ("YWKLC"), a Singapore law corporation practising in the areas of corporate law, corporate finance, mergers and acquisitions, listings on stock exchanges, venture capital, banking and securities.

He started his career in 1980 as a senior industry officer with the Singapore Economic Development Board ("EDB") where he participated in EDB's international drive to promote high technology investments into Singapore. He was an investment banker with NM Rothschild & Sons Singapore between 1984 to 1989 in capital markets and corporate finance advisory services. He started his legal career in 1989 and established YWKLC in 2003. He was previously a partner with Drew & Napier, and senior partner, executive committee member and head of corporate and capital markets in Rajah & Tann. Drew & Napier and Rajah & Tann are leading law firms in Singapore.

Mr Yeo is a director of three listed companies, namely, Bonvests Holdings Limited and PCA Technology Ltd which are listed on the Singapore Exchange, and OM Holdings Limited which is listed in Australia. He is also a board member of Ascendas Pte Ltd, Ezyhealth Holdings Pte Ltd, SPIB Holdings Pte Ltd and TIF Ventures Pte Ltd.

Choo Chiau Beng, 59
Senior Executive Director

Bachelor of Science (First Class Honours), University of Newcastle upon Tyne (awarded the Colombo Plan Scholarship to study Naval Architecture); Master of Science in Naval Architecture, University of Newcastle upon Tyne; attended the Programme for Management Development in Harvard Business School in 1982 and is a Member of the Wharton Society of Fellows, University of Pennsylvania.

Appointed to the Board in 1983 (date of last re-election: 28 April 2006). A Senior Executive Director and member of the Company's Executive Committee.

Mr Choo is the Chairman and Chief Executive Officer of Keppel Offshore & Marine Ltd and is also the Chairman of Singapore Petroleum Company Limited, Singapore Refining Company Pte Ltd and SMRT Corporation Ltd. Mr Choo sits on the Board of Directors of Keppel Land Ltd, k1 Ventures Ltd, and is a Board Member of Singapore Maritime Foundation and Maritime and Port Authority of Singapore. He is Chairman of the Nanyang Business School's International Advisory Board.

Mr Choo started his career with Keppel Shipyard as a Ship Repair Management Trainee in 1971 and was appointed Executive Director of Singapore Slipway in 1973. In 1975, when Keppel set up its shipyard in the Philippines, he was posted there to assume the position of Executive Vice President and CEO of the company for a period of four years. He joined Keppel FELS (formerly known as Far East Levingston Shipbuilding Ltd) in 1980 as Assistant General Manager and was appointed as Director to the Board of the company. He was promoted to Deputy Managing Director in November 1981 and to Managing Director in March 1983. In 1994, he was appointed Deputy Chairman and in 1997, Chairman of the company.

He is also Chairman of Det Norske Veritas South East Asia Committee and Council Member of the American Bureau of Shipping and member of the American Bureau of Shipping's Southeast Asia Regional Committee and Special Committee on Mobile Offshore Drilling Units. He is Singapore's Non-Resident Ambassador to Brazil.

Teo Soon Hoe, 57
Senior Executive Director and Group Finance Director

Bachelor of Business Administration, University of Singapore; Member of the Wharton Society of Fellows, University of Pennsylvania.

Appointed to the Board in 1985 (date of last re-election: 29 April 2005). A Senior Executive Director and the Group Finance Director and member of the Company's Executive Committee.

Mr Teo is the Chairman of Keppel Telecommunications & Transportation Ltd and Keppel Philippines Holding Inc. In addition, he is a director of several other companies within the Keppel Group, including Keppel Land Limited, Keppel Offshore & Marine Ltd, k1 Ventures Limited and Singapore Petroleum Company Limited. He is also a director of MobileOne Ltd.

Mr Teo began his career with the Keppel Group in 1975 when he joined Keppel Shipyard. He rose through the ranks and was seconded to various subsidiaries of the Keppel Group before assuming the position of Group Finance Director in 1985.

Key Executives

In addition to the Executive Chairman (Mr Lim Chee Onn) and the two Senior Executive Directors (Mr Choo Chiau Beng and Mr Teo Soon Hoe), the following are the key executive officers ("Key Executives") of the Company, its principal subsidiaries and Singapore Petroleum Company Limited:

Tong Chong Heong, 60

Graduate of Management Development Programme, Harvard Business School; Stanford - NUS Executive Programme, Diploma in Management Studies, The University of Chicago Graduate School of Business.

Mr Tong has been the Managing Director/Chief Operating Officer of Keppel Offshore & Marine Ltd since May 2002. He is also the Managing Director of Keppel FELS and Keppel Shipyard. He was the Executive Director of Keppel Corporation from 1989-1996. He served for 27 years and was appointed Commander of the Volunteer Special Constabulary (VSC) from 1995-2001 and was honoured with Singapore Public Service Medal at the 1999 National Day Award. He had served as Vice President/President of Association of Singapore Marine Industries (1993-1996), Member/Deputy Chairman of the Shipbuilding & Offshore Engineering Advisory Committee, Ngee Ann Polytechnic (1986-1995). He is a member of Society of Naval Architects and Marine Engineers (USA), member of Singapore Institute of Directors, member of American Bureau of Shipping and member of Nippon Kaiji Kyokai (Class NK) Singapore Committee and Fellow of the Society of Project Managers as well as Fellow of The Royal Institute of Naval Architects (RINA) UK.

His directorships include Keppel Offshore & Marine Ltd; Keppel FELS Limited; Keppel Shipyard Ltd, Keppel Integrated Engineering Ltd and Chairman of Keppel AmFELS, Inc.

He is the Honorary Consul (Designate) of Trinidad & Tobago in Singapore.

Kevin Wong Kingcheung, 51

Bachelor degree in Civil Engineering with First Class Honours, Imperial College, London; Masters degree, Massachusetts Institute of Technology, USA.

Mr Wong has been Managing Director, Keppel Land Limited since January 2000. Prior to this appointment, he was Executive Director since November 1993. He is Chairman and Director of Keppel Philippines Properties, Inc., Chairman and Director of Keppel Thai Properties Public Co Limited, and Vice-Chairman and Director, Evergro Properties Limited. He is also a Director of K-REIT Asia Management Pte Ltd, Prudential Assurance Company Singapore (Pte) Ltd and Singapore Hotel Association.

Prior to joining Keppel Land Limited, Mr Wong had diverse experience in the real estate industry in the UK, USA and Singapore.

Lam Kwok Chong, 52

Bachelor of Business Administration, National University of Singapore.

Mr Lam was appointed the Chief Financial Officer of Keppel T&T in July 2003 and was appointed the Managing Director and a Director of Keppel T&T in April 2004. He holds directorships in several Keppel T&T subsidiaries and associated companies. He began his career with the Keppel Group in 1980. Since then, he has held various senior management appointments within the Keppel Group, including appointments such as the Chief Financial Officer of Keppel Insurance Pte Ltd, Managing Director of Keppel Securities Pte Ltd and General Manager (Special Projects) of Keppel Corporation Limited.

Ong Tiong Guan, 48

Bachelor of Engineering (First Class Honours), Monash University; and Doctor of Philosophy (Ph.D.) under Monash Graduate Scholarship, Monash University, Australia.

Dr Ong was appointed Keppel Energy Pte Ltd's Executive Director from November 1999. He became Managing Director of Keppel Energy Pte Ltd with effect from 1 May 2003. He is responsible for Keppel Corporation's power generation business, which develops, owns and operates power generation projects in Asia and in the Americas.

Dr Ong's career spans across the energy industry from engineering and contracting to investment and ownership of energy assets. He started with Jurong Engineering as a Design Engineer in 1987 and went on to hold senior management positions in Foster Wheeler Eastern, the Sembawang Group, and CMS Energy Asia. Dr Ong was Chairman of SEPEC (Singapore Electricity Pool Executive Committee) for the FY 2002/2003.

His directorships include Keppel Energy Pte Ltd, Keppel Electric Pte Ltd, Keppel Merlimau Cogen Pte Ltd, Keppel Gas Pte Ltd, Termoguayas Generation S.A. and Corporacion Electrica Nicaraguense, S.A..

Koh Ban Heng, 58

Bachelor degree in Applied Chemistry and post-graduate diploma in Business Administration, University of Singapore.

Mr Koh is the Chief Executive Officer of Singapore Petroleum Company Limited. He joined SPC in February 1974 and held several key positions in the company rising to the position of CEO in August 2003. The breadth of his experience spans refining operations and planning, marketing and distribution, supply and trading, oil and gas exploration and production including the development and establishment of new businesses.

Mr Koh has delivered exceptional results in the last three years. He was instrumental in the landmark refining and retail acquisitions in 2004. He has also led and paved the way for several key capital investments in E&P. These have provided the strategic drive that has led to SPC's current success and will be the foundation for sustained growth.

Mr Koh holds directorships in several of SPC's subsidiaries and associate companies.

Chua Chee Wui, 40

Bachelor of Engineering Science (2nd Upper Hons), Oxford University, on a Scholarship from the Singapore Government; completed Chartered Financial Analysts (CFA) Programme in 1999; attended the Insead Executive Programme.

Mr Chua was appointed Deputy CEO of Keppel Integrated Engineering Ltd (KIE) in January 2004 and is presently CEO of KIE. KIE is the environmental and engineering division of Keppel Corporation Limited. He is also General Manager, Group Strategic Development in Keppel Corporation.

Prior to joining Keppel Corporation in 2000, he held various positions in ExxonMobil Singapore and in the Ministry of Defence of Singapore.

His directorships include KIE, Keppel Seghers Engineering Singapore Pte Ltd, Seghers Keppel Technology Group NV, Keppel Seghers Newater Development Co Pte Ltd, Keppel Seghers Tuas Waste-To-Energy Plant Pte Ltd, and Keppel FMO Pte Ltd.

Past Principal Directorships In The Last Five Years

Directors

Lim Chee Onn
National Heritage Board; Singapore Airlines Ltd; Glory Central Holdings Ltd; Kepital Holdings Pte Ltd; Keppel Harbour Redevelopment Ltd; Keppel Power Systems Pte Ltd; Keppel Telecoms Pte Ltd; K1 eBiz Holdings Pte Ltd; NatSteel Ltd; Temasek Holdings (Pte) Ltd; Parksville Development Pte Ltd.

Tony Chew Leong-Chee
Del Monte Pacific Ltd; Singapore Trade Development Board; Keppel Capital Holdings Ltd; KTB Limited (formerly Keppel TatLee Bank Ltd & Keppel Bank of S'pore Ltd); CapitalLand Commercial Ltd (formerly DBS Land Ltd); Highsonic Enterprises Pte Ltd; Macondray Packaging Corporation Pte Ltd; Pontirep Investments Pte Ltd; Operational Development Pte Ltd; CCL Myanmar Pte Ltd; Myanmarcorp Pte Ltd; Juno Pacific Pte Ltd; ARC Corporate Services Pte Ltd; RHB-Cathay Securities Pte Ltd; Dohler Asia Pte Ltd; Net Decisions Singapore Pte Ltd; Eurolife Limited; International Beverages Company; Viethai Plastic Company; Hangzhou Hua Feng Paper Mill Ltd; Myanmar Airways International Ltd; International Beverages Trading Co., Myanmar; Myanmar Development International Co. Ltd; Asia Net Media Ltd (BVI); Cycle & Carriage Golden Star Ltd; Del Monte Pacific Resources Ltd; Dewey Ltd; Macondray Holdings Corporation; Alliance Resource Corporation; Opdev Investments Ltd; Surfield Development Corporation; Yearsley, Inc.; Central American Resources Inc.

Lim Hock San
Singapore Changi Airport Enterprise Pte Ltd; Changi Airports International Pte. Ltd; Air Transport Training College Pte Ltd; Advanced Material Technologies Pte Ltd; Silkroute E-commerce Fund I Ltd; Pasir Ris resort Pte Ltd.

Sven Bang Ullring
NORSK HYDRO ASA, Oslo; STOREBRAND ASA, Oslo; SCHLUMBERGER, New York; Det Norske Veritas, Oslo.

Tsao Yuan Mrs Lee Soo Ann
Director of Pacific Internet Limited; Chairman of the International Trade Institute of Singapore (ITIS); Deputy Chairman of the protem exco of the eLearning Chapter of the Singapore IT Federation; Director of Keppel Capital Holdings Ltd and Keppel FELS Energy & Infrastructure Limited; Executive Deputy Chairman of Inchone.com Pte Ltd; Governor of Singapore International Foundation and the United World College of South East Asia.

Leung Chun Ying
Dao Heng Bank Group Ltd; Dao Heng Finance Ltd; DBS Overseas Trust Bank Ltd.

Oon Kum Loon
Intraco Limited; General Securities Investments Limited; PT Bank DBS Indonesia.

Tow Heng Tan
IE Singapore; Shangri-la Asia Limited.

Yeo Wee Kiong
China Sun Bio-Chem Technology Group Company Ltd, Ezyhealth Asia Pacific Ltd, ISG Asia Limited, Global Testing Corporation Ltd; ASJ Ltd; Pacific Internet Ltd; Territory Iron Ltd; AEM-Evertech Holdings Ltd; Compact Metal Industries Ltd;

Choo Chiau Beng
AMFELS Inc; AzerFELS Pte Ltd; Caspian Shipyard Company Limited; EDBI Investments Pte Ltd; FELS Baku Limited; FELS Consultancy Pte Ltd; FELS Offshore Pte Ltd; FELS Property Holdings Pte Ltd; FELS Realty (Texas) Inc; FELS SES International Pte Ltd; FELS (USA) Inc; K1 Ebiz Holdings Private Limited; K Investment Holdings Pte Ltd; Kepital Holdings (Pte) Ltd; Kepmount Shipping Pte Ltd; Keppel Asia Limited; Keppel FELS (China) Ltd; Keppel FELS Invest (HK) Ltd; Keppel Infrastructure Pte Ltd; Keppel Marine Agencies Inc; Keppel Oil & Gas Services Pte Ltd; Keppel Offshore Investment Ltd; Keppel Power Systems Pte Ltd; Keppel Regional Infrastructure Pte Ltd; Keppel Telecoms Pte Ltd; Keppel-UAE Investment Pte Ltd; Keppel Vietnam Investment Pte Ltd; Kepventure Pte Ltd; MobileOne (Asia) Pte Ltd; Offshore CIM Engineering Projects Pte Ltd; Pacven Investment Ltd; Pacven Walden Management Singapore Pte Ltd; Steamers Containerships Holdings Pte Ltd; Steamers Telecommunications Pte Ltd; Travelmore Pte Ltd; Waterfront Development Consultants Pte Ltd; WIIG Global Ventures Pte Ltd.

Teo Soon Hoe
Keppel Bank Philippines Inc; Centurion Bank Limited; Southern Bank Bhd; Keppel Shipyard Limited.

Key Executives

Tong Chong Heong
Nil

Kevin Wong Kingcheung
HDB Corporation Pte Ltd; subsidiaries and associates of Keppel Land Limited.

Lam Kwok Chong
Keppel Global Investors Pte Ltd; Keppel Insurance Pte Ltd; Keppel Bank Philippines, Inc.; Poverest Investments Limited; Netrust Pte Ltd; Nippon Keppel Communications Kabushiki Kaisha; Rodway Investments Ltd; Folec Holdings (M) Sdn Bhd; Steamers Telecommunications Pte Ltd; Computer Generated Solutions (Asia) Pte Ltd; Keppel Securities Philippines Inc.; Indotel Ltd; SEM Thong Nhuat Hotel Metropole; Societe de Development de Metropole (SDM) B.V.; Folec Communications (B) Sdn Bhd; Blue Cherries, Inc.; Business Online Public Co Ltd; DataOne Corporation Pte Ltd.

Ong Tiong Guan
Nil

Koh Ban Heng
Changi Airport Fuel Hydrant Installation Pte. Ltd.; FST Aviation Services Limited; SPC Shipping Company Limited; Singapore Petroleum (China) Private Limited; Singapore Petroleum (Thailand) Co. Ltd; Singapore Petroleum Trading Company Limited; SPC Cambodia Ltd.

Chua Chee Wui
Nil

Held by	Effective Group Interest	Location	Description and Approximate Land Area	Tenure	Usage
Completed properties					
Ocean Properties Pte Ltd	40%	Ocean Building Collyer Quay, Singapore	Land area: 6,109 sqm 29-storey office building	999 years leasehold	Commercial office building with rentable area of 39,255 sqm
		Ocean Towers Collyer Quay, Singapore	27-storey office building		Commercial office building with rentable area of 22,990 sqm
K-Reit Asia	53%	Prudential Tower Cecil Street & Church Street, Singapore	30-storey office building	99 years leasehold	Commercial office building with rentable area of 10,250 sqm (retained interest)
		Keppel Towers Hoe Chiang Rd, Singapore	Land area: 7,760 sqm 27-storey office building	Freehold	Commercial office building with rentable area of 32,666 sqm
		GE Tower Hoe Chiang Rd, Singapore	Land area: 1,367 sqm 13-storey office building	Freehold	Commercial office building with rentable area of 7,378 sqm
		Bugis Junction Tower Victoria Street, Singapore	15-storey office building	99 years leasehold	Commercial office building with rentable area of 22,990 sqm
DL Properties Ltd	34%	Equity Plaza Cecil Street, Singapore	Land area: 2,345 sqm 28-storey office building	99 years leasehold	Commercial office building with rentable area of 23,962 sqm
Keppel Bay Pte Ltd	86%	Caribbean at Keppel Bay, Singapore	797 out of 969 units have been sold.	99 years leasehold	Waterfront condominium apartments
One Raffles Quay	17%	One Raffles Quay, Singapore	Land area: 11,367 sqm Two office towers	99 years leasehold	Commercial office building with rentable area of 124,435 sqm
HarbourFront One Pte Ltd	64%	Keppel Bay Tower HarbourFront Avenue, Singapore	Land area: 17,267 sqm 18-storey office building	99 years leasehold	Commercial office building with rentable area of 36,673 sqm
HarbourFront Two Pte Ltd	33%	HarbourFront Tower One and Two HarbourFront Place, Singapore	Land area: 15,072 sqm 18-storey and 13-storey office buildings	99 years leasehold	Commercial office buildings with rentable area of 49,411 sqm

Held by	Effective Group Interest	Location	Description and Approximate Land Area	Tenure	Usage
PT Straits-CM Village	21%	Club Med Ria Bintan Bintan, Indonesia	Land area: 200,000 sqm	30 years lease with option for another 50 years	A 302-room beachfront hotel
PT Kepland Investama	53%	Wisma BCA Jakarta, Indonesia	Land area: 10,444 sqm	20 years lease with option for another 20 years	A prime office development with rentable area of 38,093 sqm
Keppel Land Watco I Co Ltd	36%	Saigon Centre (Phase 1 Tower) Ho Chi Minh City, Vietnam	Land area: 2,730 sqm 25-storey office, retail cum serviced apartments	50 years lease	Commercial building with rentable area of 10,443 sqm office, 3,663 sqm retail, 305 sqm post office and 89 units of serviced apartments
Straits Greenfield Ltd	53%	Sedona Hotel Yangon, Myanmar	Land area: 31,889 sqm	30 years BOT with option for another three 5-year periods	334-room hotel, 32 serviced apartments and 30 office suites
Properties under development					
BFC Development Pte Ltd	17%	Marina Bay Financial Centre/ Marina Bay Residences Marina Boulevard/Central Boulevard, Singapore	Land area: 20,505 sqm	99 years leasehold	Integrated office/retail/residential *(2010)
Keppel Land Realty Pte Ltd	53%	Park Infinia Wee Nam/ Keng Lee Road, Singapore	Land area: 21,733 sqm	Freehold	A 486-unit condominium development *(2007)
Sherwood Development Pte Ltd	53%	Urbana River Valley Road, Singapore	Land area: 5,639 sqm	Freehold	A 126-unit condominium development *(2007)
Keppel Bay Pte Ltd	86%	Reflections at Keppel Bay, Singapore	Land area: 83,591 sqm	99 years lease	A 1,129-unit waterfront condominium development
		Keppel Bay Plot 3,5 and 6, Singapore	Land area: 88,628 sqm	99 years lease	Waterfront condominium and marina development
Devonshire Development Pte Ltd (joint venture)	32%	Devonshire Road, Singapore	Land area: 7,400 sqm	Freehold	A 157-unit luxurious condominium development *(2008)

Held by	Effective Group Interest	Location	Description and Approximate Land Area	Tenure	Usage
Shanghai Pasir Panjang Land Co Ltd	52%	Eight Park Avenue Shanghai, China	Land area: 33,432 sqm	70 years lease	946-unit residential apartments development (Plot B) *(2009/2010)
Spring City Golf & Lake Resort Co (owned by Kingsdale Development)	21%	Spring City Golf & Lake Resort Kunming, China	Land area: 2,157,361 sqm	70 years lease	Integrated resort comprising golf courses, resort homes and resort facilities *(2010)
Shanghai Ming Hong Property Co	53%	Villa Riviera Shanghai, China	Land area: 153,726 sqm	70 years lease	168-unit villas and landed homes development *(2007/2008)
CityOne Development (Wuxi) Co (owned by Pasir Panjang Realty Pte Ltd)	16%	Township Development Wuxi, China	Land area: 352,534 sqm	70 years lease (residential) 40 years lease (commercial) 50 years lease (others)	4,700-unit residential township development with integrated facilities to be developed in phase
PT Mitra Sindo Sukses/ PT Mitra Sindo Makmur	27%	Residential Township Jakarta, Indonesia	Land area: 2,700,000 sqm	30 years lease with option for another 20 years	7,000-unit residential township
Industrial properties					
Keppel FELS Limited	100%	Jurong, Pioneer and Cresent Yard, Singapore	Land area: 604,509 sqm buildings, workshops, building berths and wharves	24-30 years leasehold	Oil rigs, offshore and marine construction and repair
Keppel Shipyard Limited	100%	Benoi and Tuas Yard, Singapore	Land area: 775,527 sqm buildings, workshops, drydocks and wharves	30 years leasehold	Shiprepairing, shipbuilding and marine construction

* Expected year of completion

	2002	2003	2004	2005	**2006**
Selected Profit & Loss Account Data ($ million)					
Revenue	5,528	5,947	3,963	5,688	**7,601**
Operating profit	463	503	409	467	**804**
Profit before taxation & exceptional items	513	557	645	826	**1,139**
Attributable profit					
Before exceptional items	356	394	465	564	**751**
After exceptional items	359	397	464	564	**751**
Selected Balance Sheet Data ($ million)					
Fixed assets & properties	4,484	3,800	3,482	3,907	**4,187**
Investments	1,605	1,682	1,839	2,664	**3,113**
Stocks, debtors & cash	5,248	4,604	5,059	5,874	**6,381**
Intangibles	141	147	125	145	**135**
Total assets	11,478	10,233	10,505	12,590	**13,816**
Less :					
Creditors	2,340	2,001	2,402	3,750	**5,103**
Borrowings	4,705	3,788	3,699	3,731	**2,957**
Other liabilities	557	481	148	174	**158**
Net assets	3,876	3,963	4,256	4,935	**5,598**
Share capital & reserves	2,721	2,893	3,090	3,646	**4,205**
Minority interests	1,155	1,070	1,166	1,289	**1,393**
Capital employed	3,876	3,963	4,256	4,935	**5,598**
Per Share					
Earnings (cents) (Note 1):					
Before tax & exceptional items	54.2	58.7	70.5	87.8	**123.1**
Attributable profit					
Before exceptional items	46.4	51.0	59.9	72.1	**95.4**
After exceptional items	46.8	51.4	59.8	72.1	**95.4**
Gross dividend (cents)	18.0	19.0	20.0	23.0	**28.0**
Capital distribution (net) (cents)	12.0	18.0	20.0	23.0	**28.0**
Total distribution (cents)	30.0	37.0	40.0	46.0	**56.0**
Net assets ($)	3.53	3.73	3.97	4.65	**5.34**
Net tangible assets ($)	3.35	3.54	3.81	4.47	**5.17**
Financial Ratios					
Return on shareholders' funds (%) (Note 2):					
Profit before exceptional items					
Before tax	15.7	16.2	18.3	20.0	**24.7**
Attributable profit	13.4	14.0	15.5	16.4	**19.1**
Dividend cover (times)	3.3	3.4	3.7	3.9	**4.3**
Net gearing (times)	1.00	0.77	0.64	0.47	**0.24**
Employees					
Number	19,947	20,505	22,186	23,625	**29,185**
Wages & salaries ($ million)	669	708	695	803	**931**

Notes:
1. Earnings per share are calculated based on the Group profit by reference to the weighted average number of shares in issue during the year.
2. In calculating return on shareholders' funds, average shareholders' funds has been used.

2006

Group revenue of $7,601 million was $1,913 million or 34% higher than that of the previous year. Revenue from Offshore & Marine of $5,755 million was $1,643 million or 40% higher and accounted for 76% of Group revenue. Twenty six newbuilds and conversions were completed and delivered in the year, on time or ahead of time and within budget. Revenue from ship and rig repairs was also strong. Property achieved revenue of $1,155 million, $308 million or 36% higher. The increased revenue was underpinned by higher sales and prices of the Group's new and existing trading projects both in Singapore and regionally. Rental income from investment properties was higher as a result of the tight supply of prime office buildings in the Singapore Central Business District. Keppel T&T reported lower revenue as no major new network engineering contract was secured. Revenue from electricity trading also declined as non-profitable fixed price contracts were not renewed.

Group profit before tax exceeded $1 billion for the first time to $1,139 million, 38% higher than the previous year. Offshore & Marine, which had an exceptionally busy year contributed significantly to the Group earnings growth. The division's profit before tax of $624 million was $273 million or 78% higher. Revenue and operating margins improved with higher prices and efficient project execution. Property posted earnings of $233 million, 5% above the previous year due to the higher revenue from trading projects and profit from sale of a piece of land in Tianjin and an equity interest in a property project. Infrastructure returned to profitability in the fourth quarter with the commercial operation of the power barges in Ecuador. However, the quarter's profit was not sufficient to reverse the losses in the first nine months. Earnings from Investments were higher with gains from the sale of investments and much better contributions from k1 Ventures which benefited from the divestment of The Gas Company, LLC. These were more than sufficient to offset the lower contributions from SPC, which was affected by lower margins in the second half year.

Group taxation expenses were higher in the year as a result of higher profits from overseas operations. After taking into account the higher taxation charge and minority share of profit, the attributable profit to shareholders was $751 million.

2005

Group revenue of $5,688 million for the year was $1,725 million or 44% higher than that of the previous year. Revenue from Offshore & Marine of $4,112 million was 69% higher and contributed 72% of Group revenue. The net orderbook carried over from the previous year and the record new orders secured in the year contributed to the increased revenue of Offshore & Marine. Revenue from Property of $848 million was $137 million or 19% higher than the previous year. The increased revenue was due to the strong performance of the Group's trading projects both in Singapore and overseas. The increased revenue from Offshore & Marine and Property was partially offset by lower revenue from Infrastructure following the cessation of the power barges contract in Brazil at the end of the previous year.

Group pre-tax profit of $826 million was 28% higher than the previous year with increased contributions from Offshore & Marine, Property and SPC. Offshore & Marine benefited from profit recognition of completed jobs arising from its large orderbook. Keppel Land's earnings rose by 31% from the healthy sales of its residential developments. However, this was partially offset by lower earnings from Caribbean at Keppel Bay. Losses were incurred by the Infrastructure because of the redeployment cost of the power barges and losses in electricity trading. KIE returned to profitability after the restructuring efforts from the previous year. The continuing tight refining capacity and strong growth in demand for refined products led to significantly higher earnings at SPC.

Taking into consideration taxation and minority share of profits, the resultant profit attributable to shareholders of $564 million was 21% higher than the previous year. Offshore & Marine remains the largest contributor to attributable earnings with 42%, followed by SPC with 33%, Property with 21% and the rest from Keppel T&T and Investments net of the losses of Infrastructure.


Revenue ($ billion)


8
7
6
5
4
3
2
1
0
5.5
5.9
4.0
5.7
7.6
2002
2003
2004
2005
2006


Pre-Tax Profit ($ million)
1200
1000
800
600
400
200
0
513
557
645
826
1,139
2002
2003
2004
2005
2006


PATMI ($ million)
800
700
600
500
400
300
200
100
0
356
394
465
564
751
2002
2003
2004
2005
2006

2004
Group revenue was below that of the previous year due mainly to the deconsolidation of SPC. If revenue of SPC were to be excluded from previous year, there would have been a 20% increase in Group's revenue due to a hefty increase in Offshore & Marine's revenue.

Group pre-tax profit of $645 million and attributable profit of $465 million were 16% and 18% above those of 2003 respectively.

The Group's strong earnings growth was underpinned by the vastly improved performances of Offshore & Marine from a strong order book and SPC from increased refining margins and demand for its products. Property also achieved commendable earnings improvement in 2004 mainly from its residential development projects in China. Infrastructure's performance was affected by the lower than expected revenue from its investment in environmental engineering unit, Seghers Keppel Technology (SKG), and by costs associated with the restructuring of SKG to focus on growth segments.

2003
Group revenue of $5.9 billion was 8% above that of 2002 due mainly to higher revenue from Property, Infrastructure and SPC, partially offset by lower revenue from Offshore & Marine.

Attributable profit of $394 million exceeded those of 2002's record earnings by 11%, despite the adverse impact from the Iraq war and SARS in the first half year. If the one-off deferred tax adjustment of $20 million in 2002 was excluded, earnings in 2003 would have increased by 18%.

The Group's commendable results came mainly from a full year's earnings of the power barges, contribution from the residential development in China and gains on quoted securities. Earnings from Offshore & Marine decreased with the lower value of contracts secured in 2002.

2002
Group revenue of $5.5 billion was 6% lower than that of 2001, which included the revenue of Keppel Capital Holdings up to August 2001 before it was divested. Excluding Keppel Capital Holdings, Group revenue would have increased by $470 million as all core activities, particularly Offshore & Marine, reported higher revenue.

Group pre-tax profit of $513 million was 23% lower than 2001, due mainly to the exclusion of contributions from Keppel Capital Holdings that was partially offset by higher earnings from the remaining businesses. Excluding Keppel Capital Holdings, Group pre-tax profit would have exceeded that in 2001 by $166 million. However, attributable profit of $356 million, which included $20 million from the write-back of deferred taxation due to the reduction in the Singapore corporate tax rate, was $89 million or 33% above that of 2001.

The improved performance was achieved without Keppel Capital Holdings as Offshore & Marine doubled its earnings, which represented 51% of the Group's earnings. Property also turned in increased earnings and SPC and Keppel T&T returned to profitability.

Shareholders' Funds ($ billion)



5
4
3
2
1
0
2.7
2.9
3.1
3.6
4.2
2002
2003
2004
2005
2006

Capital Employed ($ billion)



6
5
4
3
2
1
0
3.9
4.0
4.3
4.9
5.6
2002
2003
2004
2005
2006

Market Capitalisation ($ billion)



15
12
9
6
3
0
2.8
4.7
6.7
8.6
13.9
2002
2003
2004
2005
2006

($ million)	2002	2003	2004	2005	**2006**
Value added from:					
Revenue earned	5,528	5,947	3,963	5,688	**7,601**
Less purchases of materials and services	(4,211)	(4,511)	(2,679)	(4,287)	**(5,738)**
Gross value added from operation	1,317	1,436	1,284	1,401	**1,863**
In addition:					
Interest and investment income	37	31	23	60	**83**
Share of associated companies' profits	79	89	253	321	**315**
Exceptional items	3	3	-	-	**-**
	1,436	1,559	1,560	1,782	**2,261**
Distribution of Group's value added:					
To employees in wages, salaries and benefits	669	708	695	803	**931**
To government in taxation	84	64	90	153	**258**
To providers of capital on:					
Interest on borrowings	66	67	41	22	**62**
Dividends to our partners in subsidiaries	20	28	22	36	**73**
Dividends to our shareholders	144	109	124	131	**157**
	230	204	187	189	**292**
Total Distribution	983	976	972	1,145	**1,481**
Balance retained in the business:					
Depreciation & amortisation	186	223	180	132	**127**
Minority share of profits in subsidiaries	52	71	68	73	**60**
Retained profit for the year	215	289	340	432	**593**
	453	583	588	637	**780**
	1,436	1,559	1,560	1,782	**2,261**
Number of employees	19,947	20,505	22,186	23,625	**29,185**
Productivity data:					
Gross value added per employee ($'000)	66	70	58	59	**64**
Gross value added per dollar employment cost ($)	1.97	2.03	1.85	1.74	**2.00**
Gross value added per dollar sales ($)	0.24	0.24	0.32	0.25	**0.25**


($ million)
2500
2000
1500
1000
500
0
1,436
1,559
1,560
1,782
2,261
230
204
187
189
292
669
708
695
803
931
2002
2003
2004
2005
2006
Depreciation & Retained Profit
Interest Expense & Dividends
Taxation
Wages, Salaries & Benefits



Turnover (million)
Share Prices ($)
200
180
160
140
120
100
80
60
40
20
0
20
18
16
14
12
10
8
6
4
2
0
2002
2003
2004
2005
2006
Turnover
High and Low Prices

	2002	2003	2004	2005	**2006**
Share price ($) (Note 1)					
Last transacted	3.70	6.10	8.60	11.00	**17.60**
High	4.74	6.15	8.75	13.20	**18.50**
Low	2.80	3.56	6.00	8.50	**11.10**
Volume weighted average	3.97	4.74	7.48	11.37	**14.44**
Per share					
Earnings (Note 1) (cents)	46.4	51.0	59.9	72.1	**95.4**
Gross dividend (cents)	18.0	19.0	20.0	23.0	**28.0**
Capital distribution (net) (cents)	12.0	18.0	20.0	23.0	**28.0**
Distribution yield (Note 2) (%)	7.6	7.8	5.4	4.1	**3.9**
Net price earnings ratio (Note 2)	8.6	9.3	12.5	15.8	**15.1**
Net assets backing ($)	3.35	3.54	3.81	4.47	**5.17**

Notes:
1. Earnings per share are calculated based on the Group PATMI by reference to the weighted average number of shares in issue during the year.
2. Volume weighted average share price is used in calculating distribution yield and net price earnings ratio.

As at 1 March 2007

Total number of issued Shares	:	789,211,757 Shares
Issued and Fully Paid-up Capital	:	$981,467,646.03
Class of Shares	:	Ordinary Shares with equal voting rights

Size of Shareholdings	**Number of Shareholders**	**%**	**Number of Shares**	**%**
1 - 999	667	6.55	237,537	0.03
1,000 – 10,000	8,658	85.00	23,670,855	3.00
10,001 – 1,000,000	844	8.29	35,394,789	4.48
1,000,001 and above	16	0.16	729,908,576	92.49
Total	10,185	100.00	789,211,757	100.00

Twenty Largest Shareholders	**Number of Shares**	**%**
Temasek Holdings (Pte) Ltd	168,821,951	21.39
DBS Nominees Pte Ltd	153,647,310	19.47
DBSN Services Pte Ltd	115,097,263	14.58
Citibank Nominees Singapore Pte Ltd	85,452,169	10.83
HSBC (Singapore) Nominees Pte Ltd	83,844,807	10.62
United Overseas Bank Nominees Pte Ltd	47,516,537	6.02
Raffles Nominees Pte Ltd	45,258,738	5.73
Morgan Stanley Asia (S) Securities Pte Ltd	13,544,221	1.72
DB Nominees (S) Pte Ltd	3,995,342	0.51
Shanwood Development Pte Ltd	3,200,000	0.41
Merrill Lynch (Singapore) Pte Ltd	2,040,544	0.26
OCBC Nominees Singapore Pte Ltd	2,001,905	0.25
Macquarie Securities (S) Pte Ltd	1,428,540	0.18
Lim Chee Onn	1,357,083[i]	0.17
Teo Soon Hoe	1,354,166[ii]	0.17
The Asia Life Assurance Society Ltd - PAR Fund	1,158,000	0.15
Kim Eng Securities Pte Ltd	996,417	0.13
Choo Chiau Beng	975,833[iii]	0.12
DBS Vickers Securities (S) Pte Ltd	766,250	0.10
Royal Bank of Canada (Asia) Ltd	729,207	0.09
Total	733,186,283	92.90

Note:
(i) Includes 146,625 Shares held by OCBC Nominees Singapore Pte Ltd on his behalf.
(ii) Includes 20,000 Shares held by OCBC Nominees Singapore Pte Ltd on his behalf.
(iii) Includes 190,000 Shares held by DBS Nominees Pte Ltd and 200,000 Shares held by UBS AG, on his behalf.

Substantial Shareholder

	Direct Interest		**Deemed Interest**		**Total Interest**	
	No. of Shares	**%**	**No. of Shares**	**%**	**No. of Shares**	**%**
Temasek Holdings (Pte) Ltd	168,821,951	21.39	4,166,000[i]	0.53	172,987,951	21.92

Note (i):-
By operation of Section 7 of the Companies Act, Temasek Holdings (Pte) Ltd is deemed to be interested in an aggregate of 4,166,000 Shares in which its subsidiaries and associated companies have an aggregate interest.

Public Shareholders

Approximately 77% of the issued shares of the Company is held by the public and therefore, pursuant to Rules 1207 and 723 of the Listing Manual of the Singapore Exchange Securities Trading Limited, it is confirmed that at least 10% of the ordinary shares of the Company is at all times held by the public.

Keppel Corporation

Keppel Corporation Limited
Co Reg No: 196800351N
(Incorporated in the Republic of Singapore)

NOTICE IS HEREBY GIVEN that the 39th Annual General Meeting of the ordinary shareholders of the Company will be held at InterContinental Singapore, Ballrooms 1 & 2 (Level 2), 80 Middle Road, Singapore 188966 on Friday, 27 April 2007 at 2.30 p.m. to transact the following business:

As ordinary business
Resolution 1
To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 December 2006.

Resolution 2
To declare a final dividend of 16 cents per share less tax for the year ended 31 December 2006 (2005: final dividend of 13 cents per share less tax) (see Note 2).

To re-elect the following directors, each of whom will retire pursuant to Article 81B of the Company's Articles of Association and who, being eligible, offer themselves for re-election pursuant to Article 81C (see Note 3):

(i) Lim Hock San **(Resolution 3)**

(ii) Oon Kum Loon (Mrs) **(Resolution 4)**

(iii) Tow Heng Tan **(Resolution 5)**

Resolution 6
To re-elect Mr Sven Bang Ullring who, having attained the age of 70 years after the last annual general meeting, will cease to be a director at the conclusion of this annual general meeting in accordance with Section 153(2) of the Companies Act (Cap. 50), and who, being eligible, offers himself for re-election pursuant to Section 153(6) to hold office until the next annual general meeting of the Company (see Note 3).

Resolution 7
To approve directors' fees of $610,000 for the year ended 31 December 2006 (2005: $564,170) (see Note 4).

Resolution 8
To re-appoint Auditors and authorise the Directors to fix their remuneration.

As special business
Resolution 9
To consider and if thought fit, approve, with or without modification, the following resolution, which will be proposed as an Ordinary Resolution:

That pursuant to Section 161 of the Companies Act (Chapter 50) and Article 48A of the Company's Articles of Association, authority be and is hereby given to the Directors of the Company to:-

(a) (i) issue shares in the capital of the Company ("Shares") whether by way of right, bonus or otherwise, and including any capitalisation pursuant to Article 124 of the Company's Articles of Association of any sum for the time being standing to the credit of any of the Company's reserve accounts or any sum standing to the credit of the profit and loss account or otherwise available for distribution; and/or

(ii) make or grant offers, agreements or options that might or would require Shares to be issued (including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into Shares) (collectively, "Instruments"),

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding that the authority so conferred by this Resolution may have ceased to be in force) issue Shares in pursuance of any Instrument made or granted by the Directors while the authority was in force, provided that:-

(1) the aggregate number of Shares to be issued pursuant to this Resolution (including Shares to be issued in pursuance of Instruments made or granted pursuant thereto and any adjustments effected under any relevant Instrument), does not exceed 50% of the issued Shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of Shares to be issued other than on a pro rata basis to shareholders of the Company (including Shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution and any adjustments effected under any relevant Instrument) does not exceed 20% of the issued Shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) for the purpose of determining the aggregate number of Shares that may be issued under sub-paragraph (1) above, the percentage of issued Shares shall be calculated based on the number of issued Shares in the capital of the Company as at the date of the passing of this Resolution after adjusting for:-

(i) new Shares arising from the conversion or exercise of convertible securities or employee share options or vesting of share awards outstanding or subsisting as at the date of the passing of this Resolution; and

(ii) any subsequent consolidation or sub-division of Shares;

(3) in exercising the power to make or grant Instruments (including the making of any adjustments under the relevant Instrument), the Company shall comply with the provisions of the listing manual of the Singapore Exchange Securities Trading Limited ("SGX-ST") for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting), the authority conferred by this Resolution shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting is required by law to be held whichever is the earlier (see Note 5).

To transact such other business which can be transacted at an Annual General Meeting of the Company.

NOTICE IS ALSO HEREBY GIVEN that the Transfer Books and the Register of Members of the Company will be closed on 5 May 2007, for the preparation of dividend warrants. Duly completed transfers received by the Company's registrar, B.A.C.S. Pte Ltd, 63 Cantonment Road, Singapore 089758 up to the close of business at 5.00 p.m. on 4 May 2007 will be registered to determine shareholders' entitlement to the proposed final dividend. The proposed final dividend if approved at this annual general meeting will be paid on 15 May 2007.

BY ORDER OF THE BOARD

Caroline Chang
Company Secretary

Singapore, 27 March 2007

Notes:

1. A member of the Company is entitled to appoint a proxy to attend the meeting and vote in his stead. A proxy need not be a member of the Company. The instrument appointing a proxy must be deposited at the registered office of the Company at 1 HarbourFront Avenue, #18-01 Keppel Bay Tower, Singapore 098632, not less than 48 hours before the time appointed for holding the annual general meeting.

2. The Company is proposing, at an extraordinary general meeting to be held immediately following the conclusion or adjournment of this annual general meeting, that each ordinary share ("Share") in the capital of the Company be sub-divided into two Shares (the "Proposed Sub-Division"). In the event (i) the Proposed Sub-Division and the proposed final dividend for the year ended 31 December 2006 are approved by shareholders, and (ii) the books closure date for the Proposed Sub-Division and proposed final dividend fall on the same date, the entitlements of shareholders to the proposed final dividend will be determined based on the number of Shares held by the shareholders as at 5.00 p.m. on the books closure date for the proposed final dividend, but before the Proposed Sub-Division takes effect. Please refer to the Company's Circular to shareholders dated 27 March 2007 for further details.

3. Detailed information about these directors can be found in the Board of Directors and Information on Directors and Key Executives sections of the Company's Annual Report. Mr Lim Hock San will upon re-election, continue to serve as Chairman of the Audit Committee and member of the Executive and Board Risk Committees. Mrs Oon Kum Loon will upon re-election, continue to serve as Chairman of the Board Risk Committee and member of the Executive, Audit and Nominating Committees. Mr Tow Heng Tan will upon re-election, continue to serve as member of the Executive, Remuneration and Board Risk Committees. Mr Sven Ullring will upon re-election, continue to serve as Chairman of the Nominating and Remuneration Committees and member of the Board Safety Committee. These directors (other than Mr Tow Heng Tan who is a non-executive, non-independent director) are considered by the Nominating Committee to be independent directors.

4. The Company is proposing, at an extraordinary general meeting to be held immediately following the conclusion or adjournment of this annual general meeting that the remuneration of its non-executive directors be made partly by way of directors' fees in cash and partly in a fixed number of shares in the capital of the Company. For the financial year ended 31 December 2006, the number of shares proposed to be purchased from the market for delivery to each non-executive director is 1,000 shares. Please refer to the Company's Circular to shareholders dated 27 March 2007 for further details.

5. Ordinary Resolution No. 9, is to empower the directors from the date of this annual general meeting until the date of the next annual general meeting to issue further Shares and Instruments in the Company, including a bonus or rights issue. The maximum number of Shares, which the directors may issue under this resolution shall not exceed the quantum set out in this resolution.

FY 2006

Financial year-end	31 December 2006
Announcement of 2006 1Q results	27 April 2006
Announcement of 2006 2Q results	27 July 2006
Announcement of 2006 3Q results	26 October 2006
Announcement of 2006 full year results	30 January 2007
Despatch of Summary Financial Report to shareholders	27 March 2007
Despatch of Annual Report to shareholders	12 April 2007
Annual General Meeting and Extraordinary General Meeting	27 April 2007
2006 Proposed final dividend	
Book closure date	5.00pm, 4 May 2007
Payment date	15 May 2007
Proposed sub-division of shares	
Book closure date	5.00pm, 4 May 2007
2006 Proposed capital distribution	
Indicative book closure date	5.00pm, 11 June 2007
Indicative payment date	20 June 2007

FY 2007

Financial year-end	31 December 2007
Announcement of 2007 1Q results	April 2007
Announcement of 2007 2Q results	July 2007
Announcement of 2007 3Q results	October 2007
Announcement of 2007 full year results	January 2008

Board of Directors
Lim Chee Onn (Chairman)
Tony Chew Leong-Chee
Lim Hock San
Sven Bang Ullring
Tsao Yuan Mrs Lee Soo Ann
Leung Chun Ying
Oon Kum Loon (Mrs)
Tow Heng Tan
Yeo Wee Kiong
Choo Chiau Beng
Teo Soon Hoe

Executive Committee
Lim Chee Onn (Chairman)
Tony Chew Leong-Chee
Lim Hock San
Oon Kum Loon (Mrs)
Tow Heng Tan
Choo Chiau Beng
Teo Soon Hoe

Audit Committee
Lim Hock San (Chairman)
Tony Chew Leong-Chee
Oon Kum Loon (Mrs)

Nominating Committee
Sven Bang Ullring (Chairman)
Tsao Yuan Mrs Lee Soo Ann
Oon Kum Loon (Mrs)

Remuneration Committee
Sven Bang Ullring (Chairman)
Tsao Yuan Mrs Lee Soo Ann
Leung Chun Ying
Tow Heng Tan

Board Risk Committee
Oon Kum Loon (Mrs) (Chairman)
Lim Hock San
Tow Heng Tan
Yeo Wee Kiong

Board Safety Committee
Yeo Wee Kiong (Chairman)
Lim Chee Onn
Sven Bang Ullring
Tsao Yuan Mrs Lee Soo Ann

Company Secretary
Caroline Chang

Registered Office
1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Telephone: (65) 6270 6666
Telefax: (65) 6413 6391
Email: keppelgroup@kepcorp.com
www.kepcorp.com

Registrar
B.A.C.S. Private Limited
63 Cantonment Road
Singapore 089758

Auditors
Deloitte & Touche
Certified Public Accountants
Singapore
Audit Partner: Chaly Mah Chee Kheong
(appointed in 2006)

Keppel Corporation Limited
(Incorporated in the Republic of Singapore)

1 HarbourFront Avenue
#18-01 Keppel Bay Tower
Singapore 098632
Tel: (65) 6270 6666
Fax: (65) 6413 6391
Email: keppelgroup@kepcorp.com
www.kepcorp.com

Co Reg No: 196800351N


END